Form 20-F
period 2000-12-31
PDVSA FINANCE LTD
filed 2001-06-27
CIK 1074512

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2001.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

/ /	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

/x/	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

/ /	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File No. 333-9678

PDVSA Finance Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Caledonian Bank & Trust Ltd.
Caledonian House
P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$400,000,000 6.450% Notes due 2004	$400,000,000 8.750% Notes due 2004
$300,000,000 6.650% Notes due 2006	$250,000,000 9.375% Notes due 2007
$300,000,000 6.800% Notes due 2008	$250,000,000 9.750% Notes due 2010
$400,000,000 7.400% Notes due 2016	$100,000,000 9.950% Notes due 2020
$400,000,000 7.500% Notes due 2028

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 200,000,000 shares of common stock of PDVSA Finance Ltd. were outstanding as of December 31, 2000.

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

    Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / /  Item 18 /x/

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The annual report on Form 20-F of Petróleos de Venezuela, S.A. ("Petróleos de Venezuela") and together with its consolidated subsidiaries, ("PDVSA") for the year ended December 31, 2000, first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-12142) on June 27, 2001, is incorporated herein by reference.

    The consolidated financial statements of CITGO Petroleum Corporation ("CITGO") for the year ended December 31, 2000 are incorporated herein by reference to the annual report on Form 10-K of CITGO for the year ended December 31, 2000, first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-14380) on March 30, 2001.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

    This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Item 4.B. Business overview" relating to the operation and performance of PDVSA Finance, Petróleos de Venezuela and PDVSA Petróleo, S.A. (together with its predecessor, "PDVSA Petróleo") and under the caption "Item 5. Operating and Financial Review and Prospects" are forward-looking statements. Such statements are subject to certain risks and uncertainties, such as changes in import controls or import duties, levies or taxes in international markets and changes in prices or demand for products produced by PDVSA Petróleo or its subsidiaries or affiliates in international markets as a result of competitive or economic factors. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements.

    The annual report of Form 20-F of Petróleos de Venezuela for the fiscal year ended December 31, 2000, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained therein, see "Factors Affecting Forward-Looking Statements" on page ii thereof.

ii

    As used in this annual report references to "dollars" or "$" are to the lawful currency of the United States. When used in this annual report, the terms "we," "our", "us" and "PDVSA Finance", refer to PDVSA Finance Ltd, the term "Petróleos de Venezuela" refer to Petróleos de Venezuela, S.A. and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

    Not applicable.

Item 2. Offer Statistics and Expected Timetable

    Not applicable.

Item 3. Key Information

3.A  Selected financial data

    The following selected financial data have been derived from our audited financial statements. Our financial statements have been audited by Alcaraz Cabrera Vázquez (a member firm of KPMG), our independent accountants for the year 2000, and Espiñeira, Sheldon y Asociados (a member firm of PricewaterhouseCoopers), our independent accountants for 1999 and 1998.

    Our financial statements are prepared and presented in accordance with International Accounting Standards ("IAS"). Although there are a number of significant differences between IAS and Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP"), as of and for the years ended December 31, 2000 and 1999 and for the period from March 18, 1998 (inception) through December 31, 1998, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income. See Note 2(i) to our financial statements.

    The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements that are included elsewhere herein, "Item 5. Operating and Financial Review and Prospects" herein, and the Consolidated Financial Statements of Petróleos de Venezuela and the section entitled "Item 5. Operating and Financial Review and Prospects," both of which are included in the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2000. Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2000 is incorporated by reference herein.

	Year ended December 31, 2000	Year ended December 31, 1999	From March 18, 1998 (inception) to December 31, 1998
	($ in thousands)
Income Statement Data:
Operating revenues	$353,949	$313,899	$123,991
Total revenues	360,464	317,454	125,414
Interest expense	(255,310)	(227,357)	(82,134)
General and administrative expenses	(11,691)	(6,877)	(5,024)
Income tax expense	(17,520)	(15,538)	(6,137)
Income before income taxes	97,575	97,695	38,256
Net income	80,055	82,157	32,119
	December 31,
	2000	1999	1998
Balance Sheet Data (at end of period):
Current purchased accounts receivable	$908,262	$828,262	$327,222
Rights to future (ungenerated) purchased accounts receivable	2,979,235	3,031,863	2,230,375
Total assets	3,988,859	3,967,607	2,621,871
Long-term debt	3,113,040	3,225,000	2,060,000
Total liabilities	3,294,528	3,353,331	2,089,752
Capital stock	200,000	200,000	200,000
Shareholder's equity	694,331	614,276	532,119

    We have not declared any dividends since our inception.

3.D  Risk factors

    You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us, or risks that we deem immaterial, may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this annual report. See "Factors Affecting Forward-Looking Statements."

Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is dependent on the ability of PDVSA Petróleo to sell crude oil and other petroleum products.

    We do not produce, transport, refine or sell crude oil or other petroleum products. Accordingly, our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness depends on the ability of PDVSA Petróleo to sell enough crude oil and other petroleum products to designated customers over time to generate sufficient eligible receivables, and on the ability and willingness of the designated customers to honor their payment obligations under the receivables that we have purchased. We have no control over Petróleos de Venezuela or any of its subsidiaries or affiliates, including PDVSA Petróleo.

    We purchase receivables that PDVSA Petróleo will generate in the future. To the extent that the time between the purchase and generation of future purchased Receivables increases, we will bear the generation risk for a longer period.

    While we believe that transfers of eligible receivables under the Receivables Purchase Agreement would qualify as sales under Venezuelan and Cayman Islands law, a court could, in the event of bankruptcy or insolvency of PDVSA Petróleo, find that they were not sales or contest our purchase, which could make it difficult or impossible for us to meet our obligations in respect of our outstanding indebtedness and any future indebtedness.

    We also rely on PDVSA Petróleo in its capacity as servicer under the Servicing and Collection Agency Agreement. While we may remove PDVSA Petróleo in limited cases, we have no control over the manner in which PDVSA Petróleo carries out its duties.

Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is dependent on the ability of PDVSA Petróleo to generate sufficient Eligible Receivables.

    PDVSA Petróleo's ability to generate enough eligible receivables to allow us to meet our obligations in respect of our outstanding indebtedness and any future indebtedness depends on two factors:

  •
  whether the designated customers buy enough crude oil and other petroleum products from PDVSA Petróleo; and

  •
  whether PDVSA Petróleo can maintain sufficient production levels.

    Designated customers may reduce the amount of oil they purchase.  PDVSA Petróleo can generate the eligible receivables of designated customers that we purchase from them only if the designated customers have a continuing need for and ability to purchase crude oil and refined petroleum products from PDVSA Petróleo. A designated customers' demand for these products from PDVSA Petróleo could decrease for a variety of reasons, including:

  •
  changes in the market for that designated customer's products;

  •
  a decision to purchase products from someone other than PDVSA Petróleo; or

  •
  a deterioration in the customer's business or financial condition.

    A reduction in designated customer demand could materially limit PDVSA Petróleo's ability to generate the receivables that we purchase under the Receivables Purchase Agreement. Similarly, PDVSA Petróleo may materially change the terms under which it sells its products to any designated customer, which may make it more difficult for that designated customer to purchase from PDVSA Petróleo. We have no control over the designated customers or PDVSA Petróleo in situations like these.

    PDVSA Petróleo may not produce sufficient crude oil and refined petroleum products to generate enough eligible receivables. PDVSA Petróleo's ability to generate eligible receivables also depends on it maintaining sufficiently high production levels. In order to maintain production levels, PDVSA Petróleo may need to find additional reserves as existing reserves are depleted and invest in new production facilities as existing facilities become obsolete. The reserves and production activities of PDVSA Petróleo are critical to the future creation of receivables. We have no control over PDVSA Petróleo or any of its subsidiaries and cannot guarantee that PDVSA Petróleo will find additional reserves or invest in new facilities.

    See "Item 4.B Business overview—PDVSA's customers and receivables."

If collections on purchased receivables are held in the retention account, cash flow available to PDVSA Petróleo could be reduced, which could hurt PDVSA Petróleo's ability to produce oil and generate eligible receivables.

    If the provisions of the Fiscal Agency Agreement requiring the funding of the retention account are triggered, the resulting distribution of collections on purchased receivables into the retention account could significantly reduce our on-going purchases of eligible receivables, which could in turn reduce PDVSA Petróleo's operating cash flow. Any reduction in cash flow available to PDVSA Petróleo to fund its operations on a day to day basis could impair its ability to produce oil and, in turn, its ability to meet its obligations under existing sales contracts relating to purchased receivables and its ability to enter into new ones.

    For an explanation of the circumstances in which collections will be paid into the retention account, see "Item 10.C Material contracts—The Fiscal Agency Agreement."

If PDVSA Petróleo fails to generate eligible receivables that we have already purchased, we have no recourse to Petróleos de Venezuela or PDVSA Petróleo.

    The eligible receivables that we purchase may be generated at some point in the future. We cannot guarantee that current market conditions will continue to prevail. Since we have no recourse to PDVSA or PDVSA Petróleo except in limited circumstances, we alone bear the risk that PDVSA Petróleo will not be able to generate the future eligible receivables for which we have already paid.

If a designated customer fails to honor its payment obligations, we have no recourse to Petróleos de Venezuela or PDVSA Petróleo.

    Except in limited circumstances, PDVSA Petróleo has no obligation to refund any of our payments for eligible receivables. Without recourse to Petróleos de Venezuela or PDVSA Petróleo, we bear the risk of a designated customer failing to honor its payment obligations with respect to any of the eligible receivables purchased from PDVSA Petróleo.

    There are only two limited situations in which we may rescind our purchases of eligible receivables and claim repayment of the purchase price from PDVSA Petróleo. We may rescind our purchases if:

  •
  a receivable was sold to us pursuant to an inaccurate representation or warranty at the time of sale or if a receivable was owing by a designated customer that was not an eligible customer as of the applicable date of determination; or

  •
  PDVSA Petróleo does not comply with covenants in the Receivables Purchase Agreement designed to ensure the continuity of its operations and its ability to sell Eligible Receivables on an on-going basis.

    These limited circumstances do not include the failure of a designated customer to fulfill its payment obligations. Therefore, once PDVSA Petróleo has generated an eligible receivable, PDVSA Petróleo will have satisfied its obligation to deliver that receivable, regardless of whether that customer ultimately pays. See "Item 10.C Material contracts—The Receivables Purchase Agreement."

Because our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness depends on designated customers making timely payments into the collection account, a deterioration of their business could adversely affect us.

    If one or more designated customers suffer significant negative changes in their business or financial condition that make it difficult or impossible for them to make payments on the purchased receivables, it may impair our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness. The magnitude of this negative effect will depend primarily on the amounts these designated customers owe with respect to purchased receivables.

    This risk is not necessarily spread over a large number of designated customers. There is no concentration limit on purchased receivables owing from a particular customer, nor is there a concentration limit on purchased receivables owing from affiliates of Petróleos de Venezuela, either individually or in the aggregate. This means that one or a few designated customers could come to represent a substantial portion of the collections that we are owed on purchased receivables, subjecting us to the risk that even a single customer's failure to pay could impair our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness. Certain designated customers accounted for more than 10% of PDVSA Petróleo's total sales to designated customers during 2000. However, because there is no concentration limit on purchased receivables owing from a particular customer, nor any restriction on the ability of PDVSA Petróleo to channel its exports towards or away from any particular customer, we cannot predict what percentage of PDVSA Petróleo's sales will be attributable to any given customer in any future period. The composition of the pool of receivables owned by us is likely to vary over time, reflecting fluctuations in the level of demand by each of PDVSA Petróleo's customers.

    We are not assured a predictable flow of payments. In addition, the designated customers do not buy crude oil and refined petroleum products at set intervals. Accordingly, we cannot guarantee that any particular pattern of payments into the collection account will occur.

    We cannot guarantee that the business and financial condition of the designated customers will not deteriorate and that they will be able to make timely payment on the purchased receivables. See "Item 4.B Business overview—PDVSA's customers and receivables."

A court may not treat our purchase of eligible receivables as a sale or may contest our purchase, which may make it difficult or impossible for us to meet our obligations in respect of our outstanding indebtedness and any future indebtedness if PDVSA Petróleo becomes insolvent or bankrupt.

    We have been advised by our counsel in Venezuela and in the Cayman Islands that transfers of eligible receivables under the Receivables Purchase Agreement should qualify as sales under the laws of those jurisdictions. However, no legal precedent in either of these jurisdictions directly supports that advice. Therefore, we cannot assure you that a court in a relevant jurisdiction would consider the transfer of eligible receivables from PDVSA Petróleo to us to be sales. If the transfer is not treated as a sale, we may have difficulty making payments on our outstanding indebtedness if PDVSA Petróleo becomes insolvent or subject to bankruptcy or equivalent proceedings.

    Further, payments could be delayed or reduced if any conservator, receiver or bankruptcy trustee of PDVSA Petróleo were to:

  •
  claim that the transfer of eligible receivables from PDVSA Petróleo to us was not a sale, and should instead be treated as security for a loan or as a claim for monies paid;

  •
  require PDVSA Petróleo or us to establish our right to payments on purchased eligible receivables;

  •
  request a stay under any bankruptcy proceeding involving PDVSA Petróleo so that we or PDVSA Petróleo may establish our rights to payments on purchased eligible receivables; or

  •
  claim that the monies that we or PDVSA Petróleo may recover should be subordinated to claims of other creditors.

    Furthermore, our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness could be limited if a court were to void a transfer by which we received eligible receivables. A court could void a transfer of eligible receivables if the transfer were made:

  •
  at a time when PDVSA Petróleo was insolvent;

  •
  at a time when PDVSA Petróleo was contemplating insolvency;

  •
  with the intent to hinder, delay or defraud PDVSA Petróleo or its creditors; or

  •
  without the exchange of the purchase price required by the Receivables Purchase Agreement.

    In addition, if a judicial or administrative body were to appoint a conservator, receiver or bankruptcy trustee for PDVSA Petróleo, no further eligible receivables would be sold to us.

    Treatment under Venezuelan and Cayman Law.  Instead of treating the transfers of eligible receivables as sales, courts applying Venezuelan or Cayman law could treat these transfers as assignments of collateral as security from PDVSA Petróleo to us.

    This security interest should not be subject to avoidance if PDVSA Petróleo becomes insolvent and is placed in receivership, and payments to us on the receivables should not be subject to recovery by a conservator or receiver for PDVSA Petróleo if:

  •
  the security interest was validly perfected before PDVSA Petróleo's insolvency; and

  •
  the security interest was not granted or taken in contemplation of insolvency or with the intent to hinder, delay or defraud PDVSA Petróleo or its creditors.

    However, if PDVSA Petróleo's conservator or receiver asserts a contrary position or takes the steps discussed above, payments could be delayed or reduced.

    If PDVSA Petróleo becomes subject to bankruptcy or insolvency proceedings or suspension of payments under Venezuelan law, Venezuelan legal doctrine could limit our rights to eligible receivables that we purchased before the declaration of bankruptcy but that PDVSA Petróleo generated after the declaration of the bankruptcy event. Although no Venezuelan court has yet decided this issue, a court could hold that the sale of a receivable in these circumstances either:

  •
  effectively transferred full ownership of the Receivable to us; or

  •
  allows us only to recover from PDVSA Petróleo the purchase price we paid for the receivable.

    We cannot guarantee that the sale would transfer effectively full ownership of the receivable to us. If we were awarded only the right to recover the purchase price of the receivable, this right would rank equally with all of PDVSA Petróleo's other unsecured indebtedness or other obligations. If PDVSA Petróleo's assets were inadequate to cover all the claims, we could only recover our ratable share of the assets. Furthermore, the terms of our current indebtedness contain no limitations on PDVSA Petróleo's ability to incur or secure indebtedness or other obligations that could rank senior to or on a par with our right to recover the purchase price for the receivables.

We rely on and have limited control over PDVSA Petróleo in its capacity as servicer.

    PDVSA Petróleo has been named the servicer pursuant to the Servicing and Collection Agency Agreement. We may remove PDVSA Petróleo as servicer in certain limited circumstances. However, beyond those circumstances, we have no control over the manner in which PDVSA Petróleo or any subsequently named servicer carries out its duties.

    As the servicer, PDVSA Petróleo services, manages, administers and collects the Eligible Receivables that we have purchased. PDVSA Petróleo has agreed not to resign as servicer so long as:

  •
  the Servicing and Collection Agency Agreement remains in effect; or

  •
  any document governing the transactions described in this annual report requires that eligible receivables be generated, sold to us and collected.

    We cannot guarantee that any subsequently named servicer will be able to fulfill its duties as efficiently as PDVSA Petróleo. See "Item 10.C Material contracts—The Servicing and Collection Agency Agreement—Duties of the Servicer."

Petróleos de Venezuela and PDVSA Petróleo may not honor their waivers of sovereign immunity.

    Petróleos de Venezuela and PDVSA Petróleo are decentralized public entities of the government of Venezuela and the government, through Petróleos de Venezuela controls PDVSA Petróleo. Because the government is a foreign sovereign, claimants may not be able to obtain a judgment in a United States court against Petróleos de Venezuela or PDVSA Petróleo.

    Both Petróleos de Venezuela and PDVSA Petróleo have waived any sovereign immunity from suit or other legal process, subject to certain limitations, under the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. Petróleos de Venezuela is required by law to honor contractual waivers of sovereign immunity, and has honored these contractual waivers since its formation in 1975. However, we cannot guarantee that Petróleos de Venezuela will continue to do so in the future, and neither Petróleos de Venezuela nor PDVSA Petróleo has entered into arrangements similar to the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. See "Item 10.C Material contracts—The Receivables Purchase Agreement—Immunity."

Changes in the application of Venezuelan tax rules could substantially raise our tax burden.

    Under Venezuelan tax law, if we are considered an "offshore financial institution not domiciled in Venezuela," or a "qualified financial institution," any income with Venezuelan origin that we receive by purchasing receivables at a discount under the Receivables Purchase Agreement would be subject to withholding tax at the rate of 4.95%.

    No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue. As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes. PDVSA Finance has applied for a license to be qualified as a financial institution by competent authorities of the Cayman Islands. As of the date of this annual report, such Cayman Island authorities have not issued a response on PDVSA Finance's license application. Nevertheless, the internal Venezuelan tax counsel of PDVSA has advised us that, given the nature of our operations, we should continue to be considered a qualified financial institution for Venezuelan income tax purposes. However, such internal Venezuelan tax counsel reached its conclusion about our tax status solely by interpreting the relevant Venezuelan statutes. As a result, we cannot assure you that the Venezuelan taxing authority will not conclude that we do not constitute a qualified financial institution. If this happened, any Venezuelan income that we receive would be subject to taxation in Venezuela at a rate of 34%. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify and hold us harmless for Venezuelan taxes that we must pay on income from the receivables it purchases from PDVSA Petróleo under the Receivables Purchase Agreement.

Our actual operating results may differ from the projections contained in forward-looking statements

    This annual report contains forward-looking statements. These forward-looking statements reflect our expectations for future events and financial performance. However, actual results could differ materially from the results projected in the forward-looking statements as a result of the risks described above.

    You can identify forward-looking statements by, among other things, the use of forward-looking language, such as the words "believe," "expect," "anticipate" and similar expressions. These statements are based on current plans, estimates and projections. You should not place undue reliance on them. Forward-looking statements speak only as of the date they were made.

Because PDVSA Finance and Petróleos de Venezuela are foreign companies, you may not be able to effect service of process on PDVSA Finance or enforce judgments against PDVSA Finance.

    PDVSA Finance.  PDVSA Finance is organized under the laws of the Cayman Islands, and all directors and officers, as well as some of the experts named in this annual report, reside outside the United States. All or a substantial portion of our assets and of these persons may be located outside the United States. As a result, you may not be able to effect service of process on us or our directors or officers within the United States. You also may not be able to enforce in the United States judgments obtained against us or our directors or officers. Accordingly, you may not be able to enforce in the United States any judgments based on the civil liability provisions of the federal securities laws of the United States.

    Our Cayman Islands counsel has advised us that the courts of the Cayman Islands will recognize and enforce a foreign judgment without re-examining the merits of that judgment so long as:

  •
  it is final;

  •
  the court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

  •
  the judgment is conclusive and is for an amount of money which is not a penalty, a tax, a fine or similar obligation; and

  •
  neither the manner in which the judgment was obtained nor the kind of judgment which was obtained would be contrary to natural justice or the public policy of the Cayman Islands.

    Nevertheless, we do not know whether you would be able to enforce liabilities based on the federal securities laws of the United States in the Cayman Islands. We also do not know whether Cayman Island courts would enforce judgments of United States courts based on the civil liability provisions of the federal securities laws of the United States.

    Petróleos de Venezuela.  Petróleos de Venezuela, is organized under the laws of the Republic of Venezuela and all of its directors and officers, as well as some of the experts named in this prospectus, reside outside the United States. All or a substantial portion of the assets of Petróleos de Venezuela, and of these persons are located outside the United States. As a result, you may not be able to effect service of process on Petróleos de Venezuela, its directors or officers or the experts within the United States. You also may not be able to enforce in the United States judgments obtained against Petróleos de Venezuela, its directors or officers or the experts. Accordingly, you may not be able to enforce in the United States any judgments based on the civil liability provisions of the federal securities laws of the United States. We do not know whether you would be able to enforce liabilities based on the federal securities laws of the United States in the Republic of Venezuela. We also do not know whether Venezuelan courts would enforce judgments of United States courts based on the civil liability provisions of the federal securities laws of the United States.

PDVSA's business depends substantially on international prices for oil and oil products and such prices are volatile. A decrease in such prices could materially and adversely affect PDVSA's business.

    PDVSA's business, financial condition, results of operations and prospects depend greatly on international prices for crude oil and refined petroleum products. Historically, prices of international crude oil and refined petroleum products have been volatile and have fluctuated widely due to various factors that are beyond our control, including:

  •
  changes in global supply and demand for crude oil and refined petroleum products,

  •
  the availability and price of competing commodities,

  •
  international economic trends,

  •
  currency exchange fluctuations,

  •
  inflation,

  •
  the actions of commodity markets participants, and

  •
  political events in major oil producing and consuming nations.

    Historically, members of the organization of Oil Producing and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other OPEC members. Since 1998, OPEC's production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

    A reduction in PDVSA's crude oil production or export activities or a decline in the prices of crude oil and refined petroleum products below certain levels for a substantial period could materially and adversely affect the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness.

Risks related to the Venezuelan government's ownership, regulation and supervision of PDVSA.

    The Bolivarian Republic of Venezuela is the sole owner of Petróleos de Venezuela. Petróleos de Venezuela is owned and controlled by the Venezuelan government that regulates and supervises its operations. The President of Venezuela appoints the members of Petróleos de Venezuela's board of directors by an executive decree. However, the Republic of Venezuela is not legally liable for the obligations of Petróleos de Venezuela, including its guarantees of indebtedness of its subsidiaries, or the obligations of its subsidiaries.

    Petróleos de Venezuela has been operated as an independent commercial entity since its formation. However, we cannot assure you that the Venezuelan government will not in the future intervene in our commercial affairs in a manner that will adversely affect our business. For instance, through Petróleos de Venezuela, the government could cause PDVSA Petróleo to reduce production or limit future capital expenditure to levels that would limit PDVSA Petróleo's ability to generate the necessary flow of receivables to support payments on our indebtedness.

PDVSA's business requires substantial capital expenditures.

    PDVSA's business is capital intensive. Specifically, the exploration and development of hydrocarbon reserves, production, processing and refining costs and the maintenance of machinery and equipment require substantial capital expenditures. PDVSA must continue to invest capital to maintain or to increase the amount of hydrocarbon reserves that it operates and the amount of crude oil that it processes.

    We cannot assure you that PDVSA will be able to maintain its production levels or generate sufficient cash flow or that it will have access to sufficient investments, loans or other financing alternatives to continue its refining, exploration and development activities at or above its present levels. A reduction in PDVSA's refining, exploration and development activities for a substantial period could materially and adversely affect the ability PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness.

PDVSA does not own any of the hydrocarbon reserves that it develops and operates.

    Under Venezuelan law, the hydrocarbon reserves that PDVSA develops and operates belong to the Bolivarian Republic of Venezuela and not to PDVSA. The exploration and exploitation of these hydrocarbon reserves are reserved to the Republic of Venezuela. Petróleos de Venezuela was formed by the government of Venezuela to coordinate, monitor and control its operations that relate to hydrocarbons.

    While Venezuelan law requires that the Republic of Venezuela retain exclusive ownership of Petróleos de Venezuela, it does not require the Republic of Venezuela to continue to conduct its crude oil exploration and exploitation activities through PDVSA. See "Item 7.A Major shareholders" of Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2000, incorporated herein by reference. If the government elects to conduct its hydrocarbon activities other than through PDVSA, PDVSA's operations, including the ability PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness, could be negatively affected.

PDVSA is subject to production, equipment, transportation and other risks that are common to oil and gas companies.

    PDVSA is an integrated oil and gas company and is exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production due to changes in reserve levels, production accidents, mechanical difficulties, adverse natural conditions, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities. See "Item 4.B Business overview—Exploration and Production." of Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2000 which is incorporated herein by reference.

    These risks may, among other things, lower PDVSA's production levels, increase its production costs and expenses, cause damage to its property or cause personal injury in its employees or others. PDVSA maintains insurance to cover certain losses and exposure to liability. However, consistent with industry practice, PDVSA is not fully insured against the risks described above. We cannot assure you that PDVSA's insurance coverage is sufficient to cover all of its losses or its exposure to liability that may result from these risks. As a result of these risks, PDVSA Petróleo's ability to generate eligible receivables to support payments on our indebtedness may be materially and adversely affected.

Item 4.  Information on the Company

4.A  History and development of the company

    PDVSA Finance is a limited liability company organized on March 18, 1998 under the laws of the Cayman Islands. We are domiciled in and are governed by the laws of the Cayman Islands. We are a wholly owned subsidiary of Petróleos de Venezuela, the national oil company of the Bolivarian Republic of Venezuela.

    Our registered office is located at Caledonian Bank & Trust, Ltd., Caledonian House, P.O. Box 1043, Georgetown, Grand Cayman Islands and our telephone number is 011-345-949-0050.

  Recent Name Change

    In May 2001, PDVSA-P&G was renamed PDVSA Petróleo S.A. (together with its predecessor, "PDVSA Petróleo"). Thereafter, PDVSA Petróleo began the process of transferring certain of its non-associated gas assets to PDVSA Gas S.A. ("PDVSA Gas"), to be effective during the second quarter of 2001.

    Through PDVSA Gas, Petróleos de Venezuela plans to create investment opportunities for the private sector in non-associated gas production, expand its transmission and distribution systems, natural gas liquids processing systems and extraction and fractionation capacity and develop new gas export ventures.

4.B  Business overview

General

    We are the principal vehicle for corporate financing of PDVSA. We raise capital by issuing unsecured debt. We also acquire from PDVSA Petróleo, a wholly owned subsidiary of Petróleos de Venezuela, certain current and future accounts receivable of PDVSA Petróleo.

    The following chart presents an overview of our business structure and the principal agreements governing our business. This overview is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the principal agreements governing our business, which are filed as exhibits to this annual report. Capitalized terms used in this annual report and not otherwise defined herein shall have their respective meanings set forth in Annex A to this annual report.

Overview of business structure and principal agreements:

  Flow of Funds

*
Other than in limited circumstances, PDVSA Finance has no recourse to or claim against PDVSA Petróleo for funds advanced toward payment of current and future eligible receivables.

    The summary of principal agreements contained in the points below do not purport to be complete and is qualified entirely by reference to the provisions of the Indenture, the Fiscal Agency Agreement, the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement (each, as defined under "Item 10.C Material contracts"). Defined terms used herein and not otherwise defined shall have the meanings set forth in Annex A hereto.

1	PDVSA Finance is a wholly owned subsidiary of Petróleos de Venezuela, domiciled in the Cayman Islands. It was established to act as PDVSA's principal vehicle for corporate financing through the issuance of unsecured debt.
2
Receivables Purchase Agreement among Petróleos de Venezuela, PDVSA Finance and PDVSA Petróleo. PDVSA Finance purchases from PDVSA Petróleo certain present or future accounts receivable ("Eligible Receivables") generated or to be generated by the export of crude oil and refined petroleum products to Designated Customers (as defined herein). Any Eligible Receivables that are not due and payable when purchased will be purchased at a discount determined on the basis of the Discount Rate (as defined herein). Petróleos de Venezuela will guarantee the performance of PDVSA Petróleo's obligations under the Receivables Purchase Agreement but not payment under the Purchased Receivables (as defined herein). See "Item 10.C Material contracts—The Receivables Purchase Agreement."

3
PDVSA Petróleo has notified certain of its Customers (each a "Designated Customer") that it is a party to the Receivables Purchase Agreement and that Receivables Generated (as defined herein) with such Designated Customer may have been Sold to PDVSA Finance and instructed each Designated Customer to remit all payments with respect to receivables owing to PDVSA Petróleo or its assignees to a Collection Account maintained by PDVSA Finance and PDVSA Petróleo at Citibank, N.A., as a Collection Agent. The Designated Customers have acknowledged receipt of such instruction. Payments made to the Collection Account will be allocated on a daily basis by the Servicer who will manage and administer such payments, to PDVSA Finance and PDVSA Petróleo in accordance with their respective interests therein. Unless certain events have occurred and are continuing (see point 7 below), all Collections (as defined herein) corresponding to PDVSA Finance's interest in the underlying Receivable will be transferred to PDVSA Finance. See "Item 10.C Material contracts—The Servicing and Collection Agency Agreement."
4
PDVSA Finance will issue unsecured debt, including Notes and other debt instruments, and will use the net proceeds of such Notes or any other issue of debt securities or other borrowing to purchase Eligible Receivables of Designated Customers from PDVSA Petróleo, service or refinance existing debt or for other general corporate actions necessary and convenient to accomplish the foregoing as permitted by its covenants. Under the Fiscal Agency Agreement, the Indenture and outstanding Notes, PDVSA Finance must comply with certain debt coverage incurrence and maintenance tests and maintain at all times a Liquidity Facility (as defined herein). See "Item 10.C Material contracts—The Fiscal Agency Agreement."
5
PDVSA Petróleo will cause the monthly average amount of Eligible Receivables of Designated Customers that are Generated by PDVSA Petróleo during any consecutive twelve month period and that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity. See "Item 10.C Material contracts—The Receivables Purchase Agreement."
6
Each Designated Customer has been instructed to make all payments in respect of any Receivables owing to PDVSA Petróleo to a Collection Account. Unless certain events have occurred and are continuing (see point 7 below), Collections corresponding to PDVSA Finance's interest in such Receivables will be transferred to PDVSA Finance. See "Item 10.C Material contracts—The Receivables Purchase Agreement."
7
The Collection Agent allocates the payments received from the Designated Customers to PDVSA Finance and the Retention Account, if applicable, in accordance with the Servicing and Collection Agency Agreement. PDVSA Finance maintains the Liquidity Facility at an amount at least equal to the aggregate amount of Scheduled Debt Service PDVSA Finance is next scheduled to pay under each of its debt agreements, including the Notes and other Indebtedness, provided that at any date the balance of the Liquidity Facility shall be at least equal to the aggregate amount of Scheduled Debt Service scheduled to be paid within the 30-day period following such date. Subject to certain limitations, amounts owing to the Holders because of acceleration of the maturity of the Notes will be made from the Retention Account.

8
PDVSA Finance makes interest and principal payments through the Fiscal Agent. Upon the declaration of a Specified Event or the acceleration of the maturity of any of its Indebtedness, PDVSA Finance has agreed to instruct, or cause the Fiscal Agent to instruct, the Collection Agent to transfer on each Business Day an amount equal to 25% of (a) Collections in respect of Purchased Receivables paid into the Collection Account on the immediately preceding Business Day less (b) Debt Service (other than Accelerated Debt Service) paid on such immediately preceding Business Day; provided that such amount shall be 100% of such Collections in the case of certain specified Events of Default. See "Item 10.C Material contracts—The Fiscal Agency Agreement."
9
So long as notice of a Specified Event is not in effect and maturity of any Indebtedness of PDVSA Finance has not been accelerated, cash not required to service debt or maintain the Liquidity Facility will be used by PDVSA Finance to purchase additional Eligible Receivables of Designated Customers from PDVSA Petróleo under the Receivables Purchase Agreement, to pay operating expenses and dividends and for other general corporate purposes. See "Item 10.C Material contracts—The Fiscal Agency Agreement."
10	PDVSA Finance may make periodic payments of dividends to Petróleos de Venezuela.

    Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers, which is in turn dependent upon the demand for PDVSA's crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables. Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers. See "Item 3.D Risk factors."

PDVSA's customers and receivables

    Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and/or refined petroleum products and not on sales revenue. See Note 15 of Petróleos de Venezuela's consolidated financial statements, incorporated herein by reference to the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2000 for segment information regarding PDVSA Petróleo's operations. In addition, for an assessment of the market for Venezuelan crude oils and Venezuelan petroleum products relative to the present customer relationships and contracts of PDVSA, with a particular focus on the United States and the designated customers, see the report entitled "U.S. Market Analysis of Venezuela Crude Oil and Refined Products" prepared by Purvin & Gertz, Inc., dated May 2001, attached hereto as Exhibit 99.3.

    In 2000, PDVSA exported 1,998 thousand barrels per day ("MBPD") of crude oil or 65% of its total crude oil production. In addition, in 2000, PDVSA exported 825 MBPD of refined petroleum products produced in Venezuela. Of total exports of crude oil and refined petroleum products, 1,539 MBPD, or 55%, were sold to the United States and Canada.

    In 2000, PDVSA Petróleo exported 1,998 MBPD of crude oil, or 65% of its total crude oil production. Of total crude oil exports by PDVSA Petróleo in 2000, an aggregate of 1,185 MBPD were exported to the United States and Canada and 1,339 MBPD were sold to customers (including customers outside of United States and Canada) who qualified as designated customers.

    For the year ended December 31, 2000, CITGO accounted for approximately 24% of PDVSA Petróleo's total sales, by volume, of crude oil and refined products to designated customers. Under the terms of our Notes (defined under "Item 10.C Material contracts—The Indenture), the amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliated customers of PDVSA, whether individually or in the aggregate. Certain designated customers (other than affiliated customers) as well as affiliated customers accounted for 10% or more of PDVSA Petróleo's total sales to designated customers for the period from January through December 2000. Of crude oil exports not sold in the United States and Canada, 138 MBPD were sold in Europe, 571MBPD in the Caribbean and Central America and 104 MBPD in South America and other destinations.

    Of total refined petroleum products produced in Venezuela in 2000, 411 MBPD were consumed in the domestic market and 825 MBPD were exported. Of total exports of refined petroleum products by PDVSA Petróleo in 2000, 355 MBPD were sold to the United States and Canada and 116 MBPD were sold to customers (including to customers outside of the United States and Canada) who qualified as designated customers. Affiliated customers of PDVSA accounted for 34% of refined product sales to designated customers and the remainder of refined product sales were to third parties. Of refined petroleum products not sold in the United States and Canada, 201 MBPD were sold in the Caribbean and Central America and 269 MBPD were exported to other destinations.

    Most of PDVSA Petróleo's crude oil customers are long-standing customers that have had relationships with PDVSA for 15 to 25 years. In 2000, approximately 67% of PDVSA Petróleo's crude oil export sales were made pursuant to PDVSA Petróleo's customary terms and conditions to customers with which it maintains long-standing commercial relationships. In 2000, approximately 21% of PDVSA Petróleo's total crude oil exports were made under long-term contracts for specified volumes to U.S. subsidiaries or affiliated customers of PDVSA, approximately 12% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliated customers of PDVSA and approximately 1% were sales under long-term contracts for specified volumes to third parties.

    A majority of PDVSA's crude oil customers receive shipments on a regular basis. In the aggregate, such shipments are for relatively constant volumes throughout the year. As a result, other than with respect to certain U.S. producers of asphalt that purchase crude oil primarily from late spring through early fall, there is little seasonality in PDVSA's sales volumes of crude oil. Crude oil customers are invoiced pursuant to pricing formula set forth in the applicable contracts, which are generally based on market prices and standard payment terms of 30 days after delivery of crude oil or refined petroleum products. In 2000, over 97% of the invoices for crude oil and refined petroleum product export sales were paid on time and in accordance with the established credit terms.

    The evaluation of the credit worthiness of each potential customer is undertaken by PDVSA Petróleo's credit unit. The credit unit recommends specific credit limits, terms and conditions for each potential customer, including the requirement for a letter of credit issued by a qualified bank in the case of customers that represent relatively higher degree of credit risk, based on its financial evaluation, the estimated business potential of such potential customer and its appraisal of current market conditions. PDVSA has a comprehensive program to monitor its outstanding receivables. PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and currently carries on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries representing approximately 0.012% of PDVSA's export sales for 2000. There can be no assurance, however, that loss and delinquency for the receivables, including Purchased receivables, in the future will be similar to that experienced in the past. See "Item 4.B Business Overview—Credit and Collection Policies."

    The following tables set forth the composition and average prices of PDVSA's exports of crude oil and refined petroleum products for the years 1998 through 2000:

Composition of PDVSA's Exports

	Year Ended December 31,
	2000		1999		1998
	(MBPD, except as otherwise indicated)
Crude oil(1):
Light (API gravity of 30° or more)	716	36%	1,010	52%	889	39%
Medium (API gravity of 21° or more and less than 30°)	586	29	264	14	495	22
Heavy and extra-heavy (API gravity of less than 21°)	696	35	649	34	876	39
Reconstituted(2)	—	—	—	—	1	—

Subtotal	1,998	100%	1,923	100%	2,261	100%

Refined petroleum products:
Gasoline/Naphtha	186	23%	210	24%	226	26%
Distillate(3)	294	36	332	39	329	39
Low sulfur residual	29	3	34	4	4	1
High sulfur residual	187	23	129	15	149	17
Liquid petroleum gas	43	5	61	7	60	7
Other	86	10	95	11	87	10

Subtotal	825	100%	861	100%	855	100%

Total exports	2,823		2,784		3,116

(1)
Includes sales of crude oil to subsidiaries and affiliated refineries (including to the Isla refinery in Curacao) of 973, 969 and 904 MBPD in 2000, 1999 and 1998, respectively.

(2)
A blend of heavy crude oil with lighter crudes, condensates or refined petroleum products.

(3)
Includes kerosene.

Average sales prices of PDVSA Exports(1)

	Year Ended December 31,
	2000	1999	1998
	($ per barrel)
Crude oil(1)	24.94	15.35	9.37
Refined petroleum products	28.40	17.80	13.88
Liquid petroleum gas	25.42	14.71	11.69
Weighted average for the year	25.91	16.04	10.57

(1)
Includes sales of crude oil to affiliates.

    The following table sets forth the geographic breakdown of PDVSA's exports of all types of crude oil, identifying sales to affiliates and third parties for the years 1998 through 2000, together with certain information regarding PDVSA's exports of light and medium/heavy crude oil and of refined petroleum products for those years:

	Year Ended December 31,
	2000		1999		1998
	MBPD	% of total crude oil exports	MBPD	% of total crude oil exports	MBPD	% of total crude oil exports
Crude Oil
All types	1,998	100%	1,923	100%	2,261	100%
United States and Canada	1,185	59	1,208	63	1,521	67
Subsidiaries and affiliates	518	26	512	27	611	27
Third parties	667	33	696	36	910	40
Europe	138	7	138	7	145	7
Subsidiaries and affiliates	71	4	73	4	89	4
Third parties	67	3	65	3	56	3
Caribbean and Central America	571	29	490	25	439	19
Subsidiaries and affiliates	373	19	386	20	204	9
Third parties	198	10	104	5	235	10
South America and others	104	5	87	5	156	7
Subsidiaries and affiliates	0	0	0	0	0	0
Third parties	104	5	87	5	156	7
Light (API gravity of 30[o] or greater)(1)	716	36	1,010	53	889	39
United States and Canada	417	21	553	29	549	24
Others	299	15	457	24	340	15
Medium/Heavy (API gravity of less than 30°)(2)	1,282	64	913	47	1,372	61
United States and Canada	767	38	675	35	972	43
Others	515	26	238	12	400	18
Refined petroleum products	825	100	861	100	855	100
United States and Canada	355	43	381	44	386	44
Others	470	57	480	56	469	56
Total crude oil and refined petroleum products exports	2,823	n.a.	2,784	n.a.	3,116	n.a.
Average sales price per barrel (in U.S.$)
Light (API gravity of 30° or greater)	$28.20		$17.08		$11.38
Medium/Heavy (API gravity of less than 30°)	23.12		13.45		8.08
Refined petroleum products	28.40		17.80		13.88

(1)
Includes condensate.

(2)
Heavy oil includes reconstituted oil, which is a blend of heavy crude oil with lighter crudes, condensates or refined petroleum products.

    Crude oils can also be classified by sulfur content. "Sour" crudes contain 0.5% or greater sulfur content (by weight) and "sweet" crudes contain less than 0.5% sulfur content (by weight). Substantially all of PDVSA's exports are classified as sour crude.

Designated Customers and Purchased Receivables

  Designated Customers

    Pursuant to the Receivables Purchase Agreement, we have agreed to buy, and PDVSA Petróleo has agreed to sell, without recourse, eligible receivables of designated customers to be generated by PDVSA Petróleo from time to time. A designated customer is an eligible customer that has acknowledged receipt of a designated customer's notice delivered by PDVSA Petróleo and us jointly providing notice of the sale to us of existing and future receivables owed by such eligible customer arising from the sale to such customer of crude oil and/or petroleum products by PDVSA Petróleo. Any customer that is a person organized under the laws of any state of the United States or Canada is an eligible customer. In addition, PDVSA Petróleo may cause customers that are not United States or Canadian persons to become eligible customers, by delivering to us an opinion of counsel to the effect that a designated customer's notice, once executed by a Customer that is neither a U.S. nor Canadian person, constitutes a valid, binding and enforceable obligation of such Customer.

    Under the Receivables Purchase Agreement, PDVSA Petróleo must ensure that the monthly average amount of sales to designated customers by PDVSA Petróleo during any consecutive twelve-month period represent at least the lesser of (1) 27 million barrels of oil of less than 30° API gravity and (2) 80% of PDVSA Petróleo's total sales of oil of less than 30° API gravity to eligible customers. Compliance with the above-mentioned covenant will require that PDVSA Petróleo deliver a designated customer's notice to, and obtain the acknowledgment thereof by, any future U.S. or Canadian customer that accounts for any significant portion of PDVSA Petróleo's sales of oil of less than 30° API gravity to the United States and Canada. Designated customers accounted for more than 90% of PDVSA Petróleo's crude oil shipments to U.S. and Canadian customers during each month in the period from January through December 2000.

  Purchased Receivables

    Pursuant to the Receivables Purchase Agreement, by depositing the purchase price in an account designated by PDVSA Petróleo, we purchase from PDVSA Petróleo its existing (namely, previously generated) eligible receivables of designated customers or, in the event no such receivables have been generated on or prior to the date of payment of the purchase price, future eligible receivables of designated customers, in the order in which they are by their respective terms generated, with the eligible receivables of designated customers first to be generated being purchased first and eligible receivables of designated customers last to be generated being purchased last. Eligible receivables consist of receivables of an eligible customer that (1) upon delivery of a final invoice to the customer, which shall occur by no later than two days prior to the date on which such receivable shall be due and payable, shall be an obligation to pay a sum certain and not subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment and (2) is required to be paid in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates, whether or not such Receivable is actually paid during such period.

    PDVSA Petróleo and we have jointly notified each designated customer that certain receivables owed by such designated customer may have been sold to PDVSA Finance and have instructed each designated customer to remit all payments with respect to receivables to a collection account maintained by PDVSA Finance and PDVSA Petróleo at Citibank, N.A. The designated customers have acknowledged receipt of such instruction. Payments made to the collection account on account of purchased eligible receivables are distributed to PDVSA Finance on a daily basis. PDVSA Finance uses such funds first to service its indebtedness, then, for general corporate purposes, and finally to purchase additional eligible receivables of designated customers. See "Item 10.C Material contracts—The Fiscal Agency Agreement—Certain Covenants."

Crude Oil Exports

  Geographic Distribution of Exports

    In 2000, PDVSA exported 65% of its total crude oil production. The balance was refined in Venezuela and the products were either exported or consumed in Venezuela. In 2000, approximately 59% PDVSA's crude oil (by volume) was exported to North America, comprising of 55% to the United States and 4% to Canada. In 2000, 29% of PDVSA's crude oil (by volume) was exported to the Caribbean and Central America, 7% was exported to Europe and 5% was exported to South America and other destinations.

  Designated Customers for Crude Oil

    In 2000, 59% of PDVSA's crude oil exports were to customers (including customers outside of the United States and Canada) that qualified as designated customers.

    The following table sets forth the list of customers that qualify as designated customers on the date hereof, indicating the total years of relationship with PDVSA:

Designated Customer	Total Years of Relationship
Amerada Hess Corporation(1)	5
Amoco Oil Company	25
Chevron Products Company	25
CITGO Asphalt Refining and Chemicals LP	Affiliated Customer
CITGO International Supply Co.	Affiliated Customer
CITGO Petroleum Corporation	Affiliated Customer
CITGO Refining and Chemicals LP	Affiliated Customer
CITGO Venezuela Supply Co.	Affiliated Customer
Coastal Petroleum NV	23
Conoco Inc.	18
Crown Central Petroleum Corporation	6
Equiva Trading International LLC(2)	3
Ergon Refining Inc.	18
Exxon Trading Company International	25
Farmland Industries Inc.	6
Fina Oil and Chemical Company	5
Hovensa, L.L.C.(3)	Affiliated Customer
Hunt Refining Co.	25
Koch Supply and Trading Company	25
Koch Petroleum Group L.P.	25
Lyondell CITGO Refining Company Ltd.	Affiliated Customer
Marathon Ashland Petroleum L.L.C.	8
Mepco Venezuela, Ltd.	10
Mobil Sales and Supply Corporation	25
Murphy Central Asia Oil Co, Ltd	10
Murphy Falklands Oil Co., Ltd	10
Murphy Faroes Oil Co., Ltd.	10
Murphy Oil Corporation	10
Murphy Oil Trading Company	10
Murphy Pacific Rim, Ltd	10
Murphy Philippines Oil Co. Ltd	10
Murphy Sabah Oil Co., Ltd	10

Murphy Sarawack Oil Co., Ltd	10
Murphy South Asia Oil Co. Ltd	10
National Cooperative Refinery Association	8
Neste Trifinery Petroleum Company	18
PDV Midwest Refining L.L.C.	Affiliated Customer
Pecten Trading Company	25
Petro Canada	25
Phillips Petroleum Company	25
Shell Canada Products Limited	25
Sinclair Oil Corporation	8
Star Enterprise	12
Texaco International Trader Inc.	25
Valero Marketing and Supply Company	25

(1)
PDVSA has a 50% interest in a refinery in the U.S. Virgin Islands previously owned by Hess Oil Virgin Islands Corporation, pursuant to the terms of its joint venture in Hovensa, L.L.C. with Amerada Hess.

(2)
Equiva Trading International LLC is a trading company established by Equilon Enterprises LLC (owned by Shell Oil Company and Texaco Inc.) and Motiva Enterprises LLC (owned by Shell Oil Company, Texaco Inc. and Saudi Refining Inc.) through their joint venture Equiva Trading Company.

(3)
PDVSA has a 50% interest in a refinery in the U.S. Virgin Islands previously owned by Hess Oil Virgin Islands Corporation, pursuant to the terms of its joint venture in Hovensa, L.L.C. with Amerada Hess.

    The following table provides a breakdown of the composition of sales of crude oil for the year ended December 31, 2000 to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties.

Profile of Crude Oil Sales to Designated Customers for the Year Ended December 31, 2000

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S and Canadian Eligible Customers(1)	Total Crude Oil to Designated Customers / Total Crude Oil to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers(2):
CITGO(3)	46	$466,061	269	$2,308,411	315	$2,774,472	26%	21%
LYONDELL-CITGO	5	37,229	195	1,554,546	200	1,591,775	19	14
Midwest Refining	12	119,359	0	0	12	119,359	0	1
Hovensa	68	754,910	113	1,068,412	181	1,823,322	11	12

Subtotal Affiliated Customers	131	$1,377,559	577	$4,931,369	708	$6,308,928	56	48
Third parties:	263	$2,733,294	368	$3,160,077	631	$5,893,371	35	43

Total	394	$4,110,853	945	$8,091,446	1,339	$12,202,299	91%	91%

Profile of Crude Oil Sales to Designated Customers for the Year Ended December 31, 1999

							Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S and Canadian Eligible Customers(1)
								Total Crude Oil to Designated Customers/Total Crude Oil to U.S. and Canadian Eligible Customers(1)
	Type of Crude Exported
	Light		Medium/Heavy		Total
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers(2):
CITGO(3)	47	$284,426	232	$1,063,900	279	$1,348,326	36%	22%
LYONDELL-CITGO	15	28,674	137	555,868	152	584,542	22	12
Midwest Refining	24	137,994	0	0	24	137,994	0	2
Hovensa	121	872,808	0	0	121	872,808	0	10

Subtotal Affiliated Customers	207	$1,323,902	369	$1,619,768	576	$2,943,670	58	46
Third parties:	392	$2,417,518	268	$1,413,196	660	$3,830,714	42	52

Total	599	$3,741,420	637	$3,032,964	1,236	$6,774,384	100%	98%

(1)
By volume of production.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

    Because sales to designated customers change over time, the information in these tables are not necessarily indicative of future sales.

    The following table provides information regarding average daily export sales of crude oil (by volume) to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to designated customers compared to the total sales to eligible customers for the years 1998 through 2000:

Crude Oil Exports to Designated Customers
Historic Sales 1998 through 2000

	2000			1999			1998
	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)
Affiliated Customers(2):
CITGO(3)	315	21%	26%	279	22%	36%	353	23%	31%
LYONDELL-CITGO	200	14	19	152	12	22	227	15	23
Midwest Refining	12	1	0	24	2	0	27	2	0
Hovensa(4)	181	12	11	121	10	0	0	0	0

Subtotal Affiliated Customers	708	48	56	576	46	58	607	40	54
Third Parties:	631	43	35	660	52	42	914	60	46

Total	1,339	91%	91%	1,236	98%	100%	1,521	100%	100%

(1)
By volume of production.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

(4)
Hovensa is a new Designated Customer since 1999.

  Sales to Affiliated Customers

    PDVSA supplies all of its international refining affiliates with crude oil and feedstocks that are either produced by PDVSA or purchased in the open market. Some of PDVSA's affiliated customers in the United States that are designated customers have entered into long-term supply contracts with PDVSA. These contracts require the supply of minimum quantities of crude oil and other feedstocks for a fixed period of usually 20 to 25 years, with terms expiring on or after 2006.

    These contracts incorporate price formulas based on the market value of a slate of refined petroleum products deemed to be produced by a specific refining configuration from each particular grade of crude oil or feedstocks, less (1) certain deemed refining costs, (2) certain actual costs, including transportation charges, import duties and taxes and (3) a fixed margin, which varies according to the grade of crude oil or other feedstocks delivered. Fixed margins and deemed costs are adjusted periodically by formulae primarily based on the rate of inflation. Because deemed operating costs and the slate of refined petroleum products deemed to be produced for a given barrel of crude oil or other feedstocks do not necessarily reflect the actual costs and yields for any given period, the actual refining margin earned by the purchaser under the various contracts will vary depending on, among other things, the efficiency with which such purchaser conducts its operations during such period. These contracts are designed to reduce the inherent earnings volatility of the refining and marketing operations of PDVSA's international refining affiliates. Other supply contracts between PDVSA and its affiliated customers in the United States provide for the sale of crude oil at market prices. Some of these contracts also provide that, under certain circumstances, if supplies are interrupted, PDVSA is required to compensate the affected affiliate for any additional costs incurred in securing other sources of crude oil or other feedstocks.

    These crude oil supply contracts may be terminated by mutual agreement, by either party in the event of a material default, bankruptcy or similar financial hardship on the part of the other party or, in certain cases, if PDVSA no longer holds, directly or indirectly, 50% or more of the ownership interests in the related affiliate. Following Venezuela's agreement to reduce current levels of crude oil production, PDVSA Petróleo has reduced, on a pro rata basis, the amount of crude oil that it supplies to its affiliated customers, including CITGO, under long-term supply contracts.

  Sales to Third Parties

    A majority of PDVSA's sales to third parties of crude oil, including sales to its customers in the United States with which it maintains long-standing commercial relationships, are made at market prices pursuant to customary terms and conditions established by PDVSA and are priced in U.S. dollars. Among its customers are major oil companies and other large private and state-owned companies. Although PDVSA's customary terms and conditions do not require specified volumes to be bought or sold, historically, a majority of PDVSA's crude oil customers have taken shipments on a monthly basis at a relatively constant volume throughout the year. PDVSA has also negotiated a limited number of long-term contracts, with terms ranging from two to ten years, with certain customers for the sale of heavy crude oil at market-related prices.

    The following table sets forth the accounts receivable outstanding as of December 31, 2000, 1999 and 1998, corresponding to export sales by PDVSA Petróleo of crude oil to affiliated customers and third parties that qualify as designated customers on the date hereof:

Accounts Receivable by Customer Affiliation
for Designated Customers
(crude oil only)

	As of December 31,
Type of Customer
	2000	1999	1998
	($ in millions)
Affiliated Customers(1)	495.2	364.4	81.4
Third Parties	301.8	381.3	193.1

(1)
CITGO, LYONDELL-CITGO, Hovensa and Midwest Refining are customers under long-term contracts.

Refined Petroleum Products Exports

    In 2000, PDVSA exported 66% of the refined petroleum products it produced in Venezuela. Of PDVSA's exports of refined petroleum products produced in Venezuela in 2000, 43% were exported to the United States and Canada, 26% to the Caribbean and Central America, 11% to Europe and 20% to South America and other destinations.

  Designated Customers for Refined Petroleum Products

    The following tables provide information regarding average daily export sales of refined petroleum products in volume to customers that qualify as designated customers as of the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to designated customers compared to the total sales to eligible customers for the years ended December 31, 2000 and 1999:

Profile of Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2000

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)	(%)
Affiliated Customers(2)
CITGO(3)	28	324,881	6
LYONDELL-CITGO	8	96,080	2
HOVENSA	3	39,532	1

Subtotal Affiliated Customers	39	460,493	9
Third Parties	77	864,089	18

Total	116	1,324,582	27

For the Year Ended December 31, 1999

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)	(%)
Affiliated Customers(2)
CITGO(3)	33	$227,141	12
LYONDELL-CITGO	8	59,099	3

Subtotal Affiliated Customers	41	$286,240	15
Third Parties	90	663,794	32

Total	131	$950,034	47

(1)
By volume of production.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

    The following table provides information regarding average daily export sales of refined petroleum products in volume to customers that qualify as designated customers as of the date hereof, identifying sales to affiliated customers and third parties indicating the percentage of total sales to such customers represented for the years 1998 and 2000:

Refined Petroleum Products Exports to Designated Customers
Historic Sales 1998 through 2000

	2000		1999		1998
	Volume (MBPD)	% of Designated Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Volume (MBPD)	% of Designated Customers(1)
Affiliated Customers(2)
CITGO(3)	28	6	33	12	47	30
LYONDELL-CITGO	8	2	8	3	8	5
HOVENSA	3	1	—	—	—	—

Subtotal Affiliated Customers	39	9	41	15	55	35

Third Parties
Subtotal Third Parties	77	18	90	32	104	65

Total	116	27	131	47	159	100

(1)
By volume of production.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

  Contract Terms and Conditions

    Most of PDVSA Petróleo's crude oil customers are long-standing customers that have had commercial relationships with PDVSA for 15 to 25 years. In 2000, approximately 63% of PDVSA Petróleo's crude oil export sales were made pursuant to PDVSA Petróleo's customary terms and conditions to such long-standing customers, approximately 21% of PDVSA Petróleo's total crude oil exports were made under long-term contracts for specified volumes to U.S. subsidiaries or affiliates of PDVSA, approximately 12% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliates of PDVSA and 1% were sales under long-term contracts for specified volumes to third parties.

    In 2000, over 97% of the invoices for PDVSA's crude oil export sales were paid on time and in accordance with established credit terms. PDVSA does not sell crude oil on the spot market. PDVSA has established the policy to sell its crude oil only to customers that own or operate refineries.

    Of PDVSA's total sales by volume of refined petroleum products in 2000, 98% were made pursuant to short-term contracts and in accordance with PDVSA's customary terms and conditions and 1% of refined petroleum products exported were sold pursuant to long-term contracts for specified volumes, priced pursuant to formulas that are based on market prices.

    The following table sets forth the accounts receivable outstanding as of December 31, 2000, corresponding to export sales by PDVSA Petróleo of refined petroleum products produced in Venezuela to affiliated customers and third parties that qualify as designated customers on the date hereof:

Accounts Receivable by Customer Affiliation For Designated Customers
(Refined Petroleum Products only)

	As of December 31,
Type of Customer and Basis of Sale
	2000	1999	1998
	($ in millions)
Affiliated Customers(1)	32.1	21.9	17.7
Third Parties	72.8	80.2	37.4

(1)
CITGO is the only affiliate purchasing refined petroleum products under long-term contracts.

Credit and Collection Policies

  Credit Approval Process

    The evaluation of the creditworthiness of each potential customer is undertaken by PDVSA Petróleo's credit unit, located within the finance group of PDVSA Petróleo's refining, supply and commerce division. The credit unit conducts a credit analysis of each potential customer, based on a detailed review of the three latest audited financial statements of such customer, a calculation of financial ratios, an analysis of the percentage of cross-section and trends and the generation and review of cash flow reports of such potential customer. In addition, the credit unit also requests three commercial and three banking references for each potential customer. Such references are evaluated and reviewed by the credit unit. The analysis of the financial statements conducted by the credit unit involves trend and cross-section analysis of each report. In addition, the financial ratios in such financial statements are compared against key business ratios of each industrial sector which are annually provided by internationally recognized credit and rating agencies, such as Dun & Bradstreet, Moody's, MRC, Value Line and Standard & Poor's, among others, who also provide external credit reports used to value other credit parameters such as quality of debt and other financial issues of the potential customer and its environment. The analysis is completed with a review of the amount of cash generated by the potential customer from operations. This allows the credit unit to establish the financial strength and payment capability of the potential customer as well as its capacity to generate cash flow. The credit unit also prepares a brief report on the main activities, operations, organization and the prior credit history of the potential customer. The credit unit revises its evaluation parameters are for each potential customer based on the customer type, i.e., major oil company, trader, refiner, and wholesaler or retailer. In addition, the creditworthiness of existing customers is monitored by the credit unit, and sales conditions are periodically adjusted to reflect changes in the customer's creditworthiness.

    Based on the financial evaluation, estimated business potential and an appraisal of current market conditions, the credit unit recommends a specific credit limit and specific terms and conditions for each potential customer. As recommended by the credit unit, accounts are opened with one of the following conditions: open account, for the highest credit quality customers; a parent company guarantee, for customers whose parent companies that have a high credit quality rating; a documentary or stand-by letter of credit, which PDVSA requires in advance from customers that do not provide the credit documents required by the credit unit or have a lower credit profile. In 2000, 1999 and 1998, the percentages of PDVSA's total export sales of crude oil that were backed by letters of credit were 8.0%, 3.0% and 2.5%, respectively. The recommended term of credit is usually net cash within 30 days after the bill of lading date.

  Billing and Payment

    A majority of PDVSA's export sales of crude oil and refined petroleum products are conducted on a free on board (FOB) basis, and title to the crude oil or refined petroleum product passes to the customer upon its loading on the ship. Subsequent to the delivery of crude oil or refined petroleum products at the designated port, PDVSA provides the customer with a preliminary estimate of the purchase price for the volume delivered which is based on the formula price specified in the applicable sales contract. The final price for the quantity delivered is stated on an invoice prepared by the internal accounting process unit within the finance group in PDVSA Petróleo's refining, supply and trading division, generally within 25 days of the delivery of crude oil or refined petroleum product, and the invoice is presented to the customer immediately by fax or telex transmission. The full amount of the invoice is due within the term established by PDVSA Petróleo's refining, supply and trading division for such customer that, in most cases, is 30 days. PDVSA typically imposes interest and administrative charges on a daily basis equivalent to an annual rate of 18% for all accounts that are past due. PDVSA does not provide discounts or rebates for advance payments of any amount due.

  Monitoring of Existing Accounts

    PDVSA has a comprehensive program to monitor outstanding receivables. Senior management in the sales and finance departments of PDVSA are notified on a daily basis of any overdue payments and further sales may be suspended and credit may be canceled, unless the customer promptly pays its overdue invoices. In addition, the creditworthiness of existing customers is monitored by PDVSA Petróleo's credit unit, and the terms and conditions of sales to such customers are periodically adjusted to reflect changes in the customers' creditworthiness.

  Loss and Delinquency Experience

    PDVSA has not experienced losses in connection with its exports of crude oil and refined petroleum products on its sales made from 1998 through 2000. As of December 31, 2000, PDVSA had recorded on its books provisions for losses on accounts receivable corresponding to export sales of crude oil and refined petroleum products of approximately $3.1 million, which represented less than 0.012% of PDVSA's exports sales for 2000. The matters to which these provisions relate are currently being pursued by PDVSA's legal department either through direct negotiations with the customers or by means of legal proceedings. There can be no assurance, however, that the loss and delinquency for receivables, including purchased receivables, transferred to PDVSA Finance under the Receivables Purchase Agreement, in the future will be similar to that experienced in the past.

    The table set forth below illustrates the loss and delinquency experience of receivables generated by export sales of oil and oil products to all of PDVSA's customers and by export sales to designated customers (net of recoveries):

Delinquency and Loss Experience of Receivables

	Delinquency Experience		Loss Experience
Year Ended December 31,	PDVSA	Designated Customers	PDVSA	Designated Customers
	($ in thousands)		($ in thousands)
2000	104.9	0	0	0
1999	822.6	0	0	0
1998	276.9	0	0	0

	1,204.4	0	0	0

    The figures corresponding to delinquencies for the period from 1998 to 2000 represent 0.002% of the total amount of sales for that period. Such delinquencies are not considered significant or unusual and are not expected to have any impact on the future performance of the portfolio.

    During the period from our inception on March 18, 1998 through December 31, 2000 we have not experienced any credit losses.

  Average Delinquencies

    Approximately 97% of PDVSA's customers pay their amounts invoiced by the payment due date, in accordance with the credit terms established in the sales contract. PDVSA's low rate of payment delinquencies is attributable to the high credit quality of its portfolio of customers, its contract terms and the relatively high interest rate and administrative charges that PDVSA charges as a penalty on delinquent payments. The majority of payment delinquencies that PDVSA has experienced have resulted from claims that relate to difference in prices or the quality or quantity of crude oil or refined petroleum product received.

    The following table sets forth information concerning the aging schedule for accounts receivables generated by export sales of crude oil and refined petroleum products at December 31, 2000:

Current Aging Schedule
(at December 31, 2000)
($ in millions)

	Number of Days
	0-30	31-60	>60	Total
Crude Oil	1,894.5	0.0	0.2	1,894.7
Refined Petroleum Products	657.6	0.0	2.7	660.3

Total	2,552.1	0.0	2.9	2,555.0

    As of December 31, 2000, all of our purchased account receivables are current.

    The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at the end of each quarter in 1999 and 2000:

Historic Aging Schedule(1)
(2000 and 1999, by Quarter)
($ in millions)

	Number of Days
As of:
	0-30	31-60	>60	Total
2000
March 31	1,799.3	0.2	6.3	1,805.8
June 30	1,664.4	0.2	2.5	1,667.1
September 30	1,837.3	0.3	1.6	1,839.2
December 31	2,552.1	0.0	2.9	2,555.0
1999
March 31	811.9	0.0	6.3	818.2
June 30	927.7	0.1	5.0	932.8
September 30	1,319.8	0.7	2.6	1,323.1
December 31	2,139.4	0.2	1.5	2,141.1

(1)
Includes only export sales of crude oil and refined petroleum products from Venezuela.

4.C  Organizational structure

    PDVSA conducts its operations through its Venezuelan and international subsidiaries. Through its wholly owned subsidiary, PDVSA Petróleo, PDVSA manages its exploration and production business units, its refining and trading business units and its administration, services, engineering and project business units. PDVSA conducts its petrochemical activities through Petroquímica de Venezuela, S.A. Other wholly owned subsidiaries of PDVSA include Intevep, S.A., which conducts PDVSA's research and development activities, Sociedad de Fomento de Inversiones Petroleras, which develops vehicles to enable domestic and international investors to invest in the Venezuelan oil industry, and Centro Internacional de Educación y Desarrollo, which is responsible for the training and development of PDVSA's private sector personnel. In the United States, PDVSA conducts its crude oil refining and refined petroleum product operations through its wholly owned subsidiary, PDV Holding, Inc. In Europe, PDVSA conducts its crude oil refining and refined petroleum product activities through PDV Europa B.V.

    PDVSA Finance was established in 1998 to serve as PDVSA's principal vehicle for corporate financing through the issuance of unsecured debt.

4.D  Property, plants and equipment

    PDVSA Finance does not own or lease any material physical properties or assets other than the accounts receivable of designated customers acquired from PDVSA Petróleo.

Item 5.  Operating and Financial Review and Prospects

Basis of presentation

    The following discussion should be read in conjunction with our financial statements included herein. Our financial statements are prepared and presented in accordance with IAS. Although there are a number of significant differences between IAS and U.S. GAAP, as of and for the years ended December 31, 2000 and 1999 and for the period from March 18, 1998 (inception) through December 31, 1998, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income. See Note 2(i) to our financial statements.

5.A  Operating results

Overview

    PDVSA Finance was established by Petróleos de Venezuela on March 18, 1998 as a wholly owned subsidiary. We are the principal vehicle for corporate financing of Petróleos de Venezuela and its consolidated subsidiaries. We raise capital by issuing unsecured debt. Our business is limited to issuing unsecured debt and using the net proceeds of our borrowings to purchase eligible receivables of designated customers from PDVSA Petróleo under the Receivables Purchase Agreement. We entered into the Receivables Purchase Agreement on April 27, 1998 and we began operating shortly thereafter.

    Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers, which is in turn dependent upon the demand for PDVSA's crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables, including the need to add reserves and make continuing capital investments in production facilities as existing resources are depleted and existing facilities become obsolete.

    Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers. A material adverse change in the business or financial condition of a designated customer could adversely affect the customer's ability to make timely payments on receivables purchased by PDVSA Finance under the Receivables Purchase Agreement. The impact of a material adverse change in the business or financial condition of a designated customer may vary with the amount of purchased receivables owing from such designated customer. The amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliates of PDVSA, whether individually or in the aggregate. There can be no assurance that one or more of the designated customers will not suffer material adverse changes in their respective businesses that negatively affect their abilities to make timely payment on the purchased receivables. Furthermore, to the extent that we have paid for future eligible receivables of designated customers which PDVSA Petróleo has not yet generated, we are exposed to PDVSA Petróleo's generation risk and to risks PDVSA faces (as guarantor of PDVSA Petróleo's obligations under the Receivables Purchase Agreement). See Note 5 to the PDVSA Finance financial statements.

    The market for crude oil and refined petroleum products is subject to price volatility. Our business and financial condition depend to a large degree on the international prices for crude oil and refined petroleum products. Petróleos de Venezuela's crude oil exports to the United States are generally composed of heavy sour crude oil (oil of less than 30°API gravity), which has a smaller and more concentrated market, and is more exposed to volatility than the overall market for crude oil.

    On January 28, 2000, we entered into a cross-currency swap agreement in respect of our E200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

Taxation

    The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property. The only government charge payable by us in the Cayman Islands is an annual charge of $2,400 calculated based on the nominal amount of our authorized share capital. Stamp duty will be payable on any documents that are executed in or brought to the Cayman Islands.

    We conduct our operations in the Cayman Islands and, according to the advice of our Venezuelan special tax counsel, we will not be subject to taxation in Venezuela other than with respect to income generated as a result of the purchase of receivables at a discount from PDVSA Petróleo under the Receivables Purchase Agreement, to the extent such income originated from Venezuela. Under Venezuelan tax law, if we are considered an "offshore financial institution not domiciled in Venezuela," or a "qualified financial institution," any income originating from Venezuela that we receive by purchasing Receivables at a discount under the Receivables Purchase Agreement would be subject to income tax at the rate of 4.95%. No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue. As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes. Based solely on the interpretation of the relevant Venezuelan statutes, our special Venezuelan tax counsel has advised us that given the nature of our operations we should continue to be considered a qualified financial institution.

Results of Operations—December 31, 2000 compared to December 31, 1999

  Revenues

    Our revenues are primarily composed of discounts on purchased accounts receivable from designated customers. Our revenues also include other income attributable to earnings on amounts invested in temporary cash investments during the period, including on amounts held overnight in the collection account pursuant to the Receivables Purchase Agreement and amounts earned through the liquidity facility that was established pursuant to the Fiscal Agency Agreement. See "Item 10.C Material contracts."

    The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31, 2000	Year ended December 31, 1999
	($ in thousands)
Discounts on future purchased eligible receivables	28,733	43,935
Discounts on current purchased eligible receivables	325,216	269,964
Other income	6,515	3,555

Total revenues	360,464	317,454

    The increase in discounts for the year ended December 31, 2000 compared with discounts for the year ended December 31, 1999 was due principally to an increaase in our receivables, caused by the increase in the average balance of our outstanding long-term debt to $3,212 million for the year ended December 31, 2000 from $2,907 million for the year ended December 31, 1999.

    Due to the nature of our business, our sources of revenue are unlikely to change in the future.

    Purchased accounts receivable from designated customers include future eligible receivables (i.e., accounts receivable which we have paid pursuant to the Receivables Purchase Agreement but which have not yet been generated by PDVSA Petróleo, in each case, as of the date of the corresponding balance sheet) as well as current eligible receivables (i.e., accounts receivable which we have paid for and which have been generated by PDVSA Petróleo as of the date of the corresponding balance sheet).

    Revenue from the discount on purchased accounts receivable is recorded as income when earned as follows:

  •
  Discounts on future purchased accounts receivable are determined by applying the relevant discount rate to the average daily balance of future eligible receivables.

  •
  Discounts on current purchased accounts receivable are determined by applying the relevant discount rate to the invoice amount of the receivable based on the number of days from generation until the current eligible receivable becomes due and payable by the designated customer.

    The discount relating to the period from generation until the current eligible receivable becomes due and payable by the designated customer is recorded as income when earned during this period using the interest method. Any unearned discount at the financial statements date is recorded as deferred income.

    The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer. The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points. The discount rates applied to the purchase of eligible receivables as of December 31, 2000 and December 31, 1999 were 8.40% and 8.42%, respectively. The discount rates applicable to eligible receivables purchased after December 31, 2000 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for a given eligible receivable, plus 50 basis points.

    Eligible receivables of designated customers are purchased in the order in which they are first generated, and the amount of generated Eligible Receivables owing from any designated customer, including affiliates of PDVSA, is not subject to any concentration limit and is entirely dependent on the volumes of oil and product purchased by these designated customers from PDVSA Petróleo during the preceding 30 days and the price charged by PDVSA Petróleo for each such sale. Accordingly, the amount of revenues derived from discounts on purchased receivables paid by any designated customer or any group of designated customers, including affiliates of PDVSA, and the percentage of total sales to designated customers represented by sales to any customer or group of customers, are subject to continuous change.

  Interest Expense

    Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $255.3 million and $227.4 million for the year ended December 31, 2000 and 1999, respectively. The increase of $27.9 million in our interest expense is due to an increase in the average balance of our outstanding long-term debt from $2,907 million for the year ended December 31, 1999, to $3,212 million for the year ended December 31, 2000.

  Foreign Exchange

    During 1999 we undertook Euro dollar debt amounting to E200 million and recorded unrealized exchange gains during the years ended December 31, 2000 and 1999 of $13.7 million and $14.5 million, respectively, resulting from depreciation of the Euro relative to the U.S. dollar.

    In January 1999, we entered into a cross-currency swap that has been marked to the spot exchange rate at December 31, 2000 and the premium on the swap, representing the difference between the spot and forward rates at the initiation date, is being amortized over the life of the contract, using the interest method.

    Commencing January 1, 2001, in connection with our adoption of IAS No. 39, we will be accounting for the swap as a speculative financial instrument. Accordingly, greater volatility in our reported earning could arise as a result of accounting for the swap in this manner.

  General and Administrative Expenses

    General and administrative expenses include primarily expenses incurred in connection with services rendered by Petróleos de Venezuela and certain of its subsidiaries to us. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement. General and administrative expenses attributable primarily to the fee paid to the servicer amounted to $10.7 million, based on collections of $13,280 million for the year ended December 31, 2000, and $4.1 million, based on collections of $7,126 million for the year ended December 31, 1999.

  Income Tax

    As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $17.5 million and $15.5 million for the year ended December 31, 2000 and 1999, respectively. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

Results of Operations—Year ended December 31, 1999 compared to period from March 18 (inception) through December 31, 1998

  Revenues

    The following table sets forth the amount of revenues earned during the periods indicated attributable to each source of revenues.

	Year ended December 31, 1999	From March 18, 1998 (inception) through December 31, 1998
	($ in thousands)
Discounts on future purchased eligible receivables	43,935	31,481
Discounts on current purchased eligible receivables	269,964	92,510
Other income	3,555	1,423

Total revenues	317,454	125,414

    The increase in discounts for the year ended December 31, 1999 compared with discounts for the period from our inception on March 18, 1998 through December 31, 1998 was due to an increase in our receivables, caused by the increase in the average balance of our outstanding long-term debt to $2,907 million for the year ended December 31, 1999 from $1,492 million for the period from our inception on March 18, 1998 through December 31, 1998, and the increase in the weighted average interest rate of our outstanding debt to 7.80% for the year ended December 31, 1999 from 7.19% for the period from our inception on March 18, 1998 through December 31, 1998.

  Interest Expense

    Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $227.4 million and $82.1 million for the year ended December 31, 1999 and for the period from March 18, 1998 (inception) through December 31, 1998, respectively.

  Foreign Exchange

    During 1999, we undertook Eurodollar debt amounting to E200 million and recorded exchange rate gains during the year ended December 31, 1999 of $14.5 million, resulting from depreciation of the Euro relative to the U.S. dollar.

  General and Administrative Expenses

    General and administrative expenses include primarily expenses incurred in connection with services rendered by Petróleos de Venezuela and certain of its subsidiaries to us. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement. General and administrative expenses attributable primarily to the fee paid to the servicer amounted to $4.1 million, based on collections of $7,126 million for the year ended December 31, 1999, and $3.2 million, based on collections of $3,965 million for the period from March 18, 1998 (inception) through December 31, 1998, respectively.

  Income Tax

    As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $15.5 million for the year ended December 31, 1999 and $6.1 million for the period from March 18, 1998 (inception) through December 31, 1998. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

5.B  Liquidity and capital resources

    We incurred no additional indebtedness and received no capital contributions from January 1, 2000 through December 31, 2000. For this period, collections on accounts receivable (net of discount collected) totaled $12,975 million, and this amount was applied primarily to purchase accounts receivable under the Receivables Purchase Agreement. In our opinion, our working capital is sufficient for our present requirements.

    During the period from January 1, 1999 through December 31, 1999, we issued senior notes on April 8, 1999 having an aggregate principal amount of $1 billion and E200 million with interest rates ranging from 6.25% to 9.95% and maturities ranging from 2000 to 2020 (collectively, the "1999 Senior Notes") and we incurred $38 million of indebtedness on July 2, 1999 through the issuance of a promissory note to PDV America, Inc. with an interest rate of 10.395% and maturing between 2012 through 2014. We received no capital contributions during this period.

    Our sources of liquidity are our collections on purchased receivables, the proceeds of any debt issuance and additional capital contributions. Collections on Purchased Receivables during any given period will be determined by the volume of Eligible Receivables generated by PDVSA Petróleo, which in turn will be affected by volumes of oil and products exported and international oil prices. Current eligible receivables (i.e., accounts receivable which have been generated by PDVSA Petróleo), are by their payment terms, payable in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates. Under the Receivables Purchase Agreement, PDVSA Petróleo is not required to generate any amount of eligible receivables within any specified period. Accordingly, until future eligible receivables have been generated and thereby become current, it is not possible to determine their payment terms. However, PDVSA Petróleo is required to cause the monthly average of sales to designated customers to represent the lesser of (1) 27 million barrels of oil of less than 30°API gravity and (2) 80% of its total eligible receivables generated from sales of crude oil of less than 30° API gravity. Furthermore, pursuant to the terms of the Fiscal Agency Agreement, we may not permit the debt service coverage ratio defined in the Fiscal Agency Agreement to be less than 4 to 1 on any date of determination defined in the Fiscal Agency Agreement. See "Item 10.C Material contracts."

    We use collections from accounts receivable purchased by us as well as the proceeds from our debt issuances to service or refinance our existing indebtedness, to purchase eligible receivables of designated customers in accordance with the Receivables Purchase Agreement and for general corporate purposes. We transfer funds from collections received by us in respect of purchased receivables, other than funds applied to service or refinance existing indebtedness or for other corporate purposes as permitted by the covenants set forth in our debt instruments, to PDVSA Petróleo on a daily basis to purchase additional eligible receivables of designated customers. Pursuant to the Receivables Purchase Agreement, eligible receivables of designated customers are purchased in the order they are generated (i.e., in the order that oil and other products are shipped). PDVSA Petróleo's ability to generate eligible receivables of designated customers is dependent upon international prices for oil and products and volumes of oil and products exported to designated customers.

    The period from the date on which we pay the purchase price of an eligible receivable to PDVSA Petróleo to the date on which the eligible receivable is paid by the designated customer is directly related to international prices for oil and products, volumes of oil and products exported to designated customers and the frequency of shipments. An increase in international prices for oil and products which is not offset by a decrease in the frequency of shipments and/or in the volume of oil and products sold to designated customers will reduce the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will increase although volumes of oil and products purchased and the frequency of shipments remain unchanged. Similarly, a decrease in international prices for oil and products which is not offset by an increase in the frequency of shipments and/or the volume of oil and products sold to designated customers will increase the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will decrease although volumes of oil and products sold to designated customers and the frequency of shipments remained unchanged.

    Additionally, a reduction in international oil prices that is not offset by an increase in the volume of oil and products exported to eligible customers or the failure of designated customers to make timely payments with respect to purchased receivables could result in a decrease in the level of collections and, as a result, affect our liquidity.

    On January 28, 2000, we entered into a cross-currency swap agreement in respect of our E200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

    IAS No. 39 "Financial Instruments: Recognition and Measurement" effective for accounting periods beginning on or after January 1, 2001, requires that all financial assets and liabilities, including derivatives, be recognized on the balance sheet. In June 1998, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In June 2000, the Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133, was issued. SFAS No. 133/138 establish accounting and reporting standards for derivative instruments and for hedging activities. Both IAS No. 39 and SFAS No. 133/138 require that an entity recognize all derivatives at fair value as either assets or liabilities in the statement of financial position with an offset either to shareholder's equity or income depending upon the classification of the derivative.

    We adopted IAS No. 39 effective January 1, 2001. Our existing cross-currency swap does not qualify for hedge accounting treatment under IAS No. 39 or SFAS No. 133/138. Accordingly, we will account for our cross-currency swap as a speculative contract and future changes in the fair value of this derivative will be recorded in the income statement. On January 1, 2001, the fair value of our cross-currency swap is $27.4 million. Under IAS No. 39, we will record an adjustment of $18.3 million, reducing the balance of retained earnings at January 1, 2001 to reflect the change of adopting IAS No. 39.

    Under SFAS No. 133/138, we would record an expense as of January 1, 2001 of $18.3 million in our statement of income reflecting the cumulative effect of adopting a new accounting principle.

Item 6.  Directors, Senior Management and Employees

6.A  Directors and senior management

    In accordance with Cayman Islands law and our memorandum and articles of association, we are managed by our board of directors. Our board of directors is responsible for preparing our year-end accounts and presenting them at, and convening, shareholders' meetings. Our board of directors is also responsible for reviewing and monitoring our financial performance and strategy.

    Our board of directors currently has six members, including four principal and two alternate directors. All appointments to the board of directors are made annually by Petróleos de Venezuela, our sole shareholder.

    Our current board of directors and executive officers are as follows:

Name	Position with PDVSA Finance	Year of Appointment	Age
Luis Dávila	Principal Director and President	2000	47
Julián Fleszczynski	Principal Director and Vice President	2000	53
Carlos Yánez	Principal Director and Financial Manager	2000	48
Michael Austin	Independent Principal Director	1998	65
Eduardo Meinhard	Alternate Director and Treasury Manager	2000	44
Rafael Guilliod	Alternate Director	2000	40

    Set forth below is a description of the business experience and present principal occupations of each member of our board of directors and our executive officers:

    Luis Dávila served as our Principal Director and Vice President since January 2000 and was appointed as our President in July 2000. Mr. Dávila is also currently the Chief Financial Officer of Petróleos de Venezuela, a Director of Interven, S.A., a Director of AB Nynäs petroleum and a member of the Shareholders Committee of Ruhr Oel GmbH, which positions he has held since June, 2000. Mr. Dávila served as Petróleos de Venezuela's Financial Planning and Control Manager from September 1999 to June 2000, as Petróleos de Venezuela's Asset Portfolio Manager from April 1999 to September 1999 and as Petróleos de Venezuela's Corporate Outsourcing and Structured Finance Manager from 1997 to 1999. Mr. Dávila started his career in the petroleum industry at Corpoven, S.A. in 1982, and served in various managerial finance positions within Corpoven, S.A. until 1997, including as Corporate Treasurer, Financial Planning Manager, International Financing Manager, Financial Systems Planning Manager and Budget Supervisor.

    Julián Fleszczynski was appointed as our Principal Director and Vice President in July 2000. He is also currently the Treasurer of Petróleos de Venezuela and the President of PDV Insurance Company Ltd., which positions he has held since June 2000. Mr. Fleszczynski served as Corporación Venezolana de Petróleo's Financial Planning and Control Manager from March 1999 to June 2000 and as Senior Financial Advisor of PDV America, Inc. from December 1996 to March 1999. Since 1986 he served in various managerial positions at Meneven S.A. and Corpoven, S.A. affiliates such as District Finance Manager, Budget and Evaluation Manager, Financial Planning, Deputy General Manager of Corporate Finance Department and Project Manager of the Corporate Financial Systems. He started his career in the petroleum industry in 1974 with Menegrande Oil Company (later known as Meneven S.A.).

    Carlos Yánez was appointed as our Principal Director and Financial Manager in July 2000. He is also currently the Financial Planning and Control Manager of Petróleos de Venezuela, a position he has held since June 2000. Mr. Yanez served as Finance Manager at the Petróleo de Venezuela's Exploration & Production Division from January 1999 to June 2000, and has served in managerial roles since 1989. Mr. Yanez was Comptroller at Maraven, S.A. from July 1998 to December 1998, Finance Manager at Bitumenes del Orinoco S.A. from 1996 to 1998 and Financial Planning Manager in PDV UK, London from 1992 to 1995. Mr. Yanez started his career in the petroleum industry in 1977 with Intevep, S.A.

    Michael Austin was appointed as our Independent Principal Director in April 1998. He currently also serves as a director of the Cayman Islands Monetary Authority, a position he has held since 1992. Mr. Austin was a Managing Partner with KPMG Peat Marwick, Grand Cayman from 1969 to 1992. He was admitted as a Fellow (F.C.A.) in 1969.

    Eduardo Meinhard  was appointed as our Alternate Director and Treasury Manager in July 2000. He is also currently the Investment Manager of Petróleos de Venezuela and has held this position since May 2000. Mr. Meinhard has served as Finance Manager of Bariven, S.A. and Investment Manager of Corpoven, S.A. since 1994. He also served in the Banking and Stock Brokerage sectors in various managerial positions from 1988 to 1994.

    Rafael Guilliod was appointed as our Alternate Director in January 2000. He is also currently Legal Advisor of Tax Affairs at Petróleos de Venezuela, a position he has held since 1995. Mr. Guilliod served as Legal Advisor of International Financial Affairs at Petróleos de Venezuela from 1989 to 1995. Mr. Guilliod started his career in the petroleum industry in 1989. Prior to his involvement in the petroleum industry, Mr. Guilliod served as an attorney specializing in banking and regulatory affairs at the Central Bank of Venezuela from 1983 to 1989.

6.B  Compensation

    Most of our directors and senior management also serve as directors or senior management of Petróleos de Venezuela. For the year ended December 31, 2000, the aggregate amount of compensation expensed by us in respect of our directors and senior management for services in all capacities was $10,104, for services rendered by our independent principal director.

6.C  Board practices

    The dates of appointment our current directors and executive officers are set forth under "Item 6.A Directors and senior management." Our directors and executive officers do not have set terms of appointment. We have not entered into any service or employment contracts with any of our directors and executive officers. We do not have any audit or remuneration committees.

6.E  Share ownership

    As of June 20, 2001, we had 200,000,000 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petróleos de Venezuela.

Item 7.  Major Shareholders and Related Party Transactions

7.A  Major shareholders

    We are a wholly owned subsidiary of Petróleos de Venezuela, the wholly owned national oil company of the Bolivarian Republic of Venezuela. The Republic of Venezuela exercises its ownership of Petróleos de Venezuela through the Ministry of Energy and Mines of the executive branch of the Venezuelan government. Petróleos de Venezuela and PDVSA Finance have executed a Separateness Agreement, which provides that PDVSA Finance shall take all reasonable steps to continue its identity as a separate and distinct legal entity and Petróleos de Venezuela shall hold and cause its affiliates to hold PDVSA Finance as a separate and distinct legal entity operating under its own name.

7.B  Related party transactions

    We have entered into the following agreements with Petróleos de Venezuela and/or PDVSA Petróleo: the Receivables Purchase Agreement, the Servicing and Collection Agency Agreement and the Separateness Agreement, between PDVSA Finance and Petróleos de Venezuela. See "Item 10.C Material contracts" for a description of the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. Each of the above agreements are filed as exhibits to this annual report. For additional information on our related party transactions, see note 7—"Transactions with Shareholder and Affiliated Companies"—to our financial statements.

Item 8.  Financial Information

8.A  Consolidated Statements and Other Financial Information

8.A.1  See Item 18.

8.A.2  See Item 18.

8.A.3  See Report of Independent Accountants on page F-1.

8.A.7  Legal proceedings

    There is no litigation or governmental proceeding pending or, to our knowledge, threatened against us that, if adversely determined, would have a material adverse effect on our financial condition or results of operations.

Item 9.  The Offer and Listing

9.A  Offer and listing details

    Our common stock is not registered and there is no trading market for our common stock. Trading in the 1998 Senior Notes (defined below) and 1999 Senior Notes takes place primarily in over-the-counter markets. As such, PDVSA Finance has been unable to obtain reliable information on trading activities related to such Notes. The Notes are listed on the Luxembourg Stock Exchange.

Item 10.  Additional Information

10.C  Material contracts

    The following is a summary of all material provisions of:

  •
  the Receivables Purchase Agreement, dated as of April 27, 1998 (the "Receivables Purchase Agreement"), among PDVSA Finance, PDVSA Petróleo and Petróleos de Venezuela;

  •
  the Servicing and Collection Agency Agreement, dated as of April 27, 1998 (the "Servicing and Collection Agency Agreement"), among PDVSA Finance, PDVSA Petróleo, Petróleos de Venezuela (as the Investment Manager) and Citibank, N.A. (as the initial Collection Agent);

  •
  the Senior Indenture, dated as of May 14, 1998 (the "Indenture"), between PDVSA Finance Ltd. and the Chase Manhattan Bank, as trustee (the "Trustee"); and

  •
  the Fiscal Agency Agreement, dated as of May 14, 1998, (as amended from time to time, the "Fiscal Agency Agreement"), between PDVSA Finance and The Chase Manhattan Bank, as fiscal and paying agent (together with its successors in such capacity, the "Fiscal Agent") and Chase Manhattan Bank Luxembourg, S.A., as paying agent.

    Each of the above-mentioned agreements is included as an exhibit to this annual report, and can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549. These agreements are also available for inspection at the principal office of the Fiscal Agent in The City of New York, which is presently located at The Chase Manhattan Bank, Corporate Trust Department, 450 West 33rd Street, 15th Floor, New York, New York 10001. See "Annex A—Glossary of Certain Defined Terms" for the definition of capitalized terms used in the above-mentioned agreements.

  The Receivables Purchase Agreement

    Pursuant to the Receivables Purchase Agreement, PDVSA Finance purchases Eligible Receivables of Designated Customers from PDVSA Petróleo, and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to PDVSA Finance, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers Generated and to be Generated by PDVSA Petróleo, subject in each case to the payment by PDVSA Finance of the Purchase Price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, PDVSA Finance is required to apply the net proceeds of any Indebtedness incurred by it to pay the Purchase Price for Eligible Receivables purchased under the Receivables Purchase Agreement, service or refinance existing debt or for general corporate purposes as permitted by the Fiscal Agency Agreement. The Purchase Price is determined by discounting the face value of the Purchased Receivable by the number of days between the Purchase Date and the day on which the Purchased Receivable is due and payable according to its terms at a rate equal to the Discount Rate.

    Representations and Warranties of PDVSA Petróleo.  PDVSA Petróleo represents and warrants, as of each Purchase Date that:

  (a)
  each Purchased Receivable and Designated Customer Notice of a Designated Customer is the legal, valid and binding obligation of such Designated Customer;

  (b)
  upon consummation of any Sale of Eligible Receivables of Designated Customers pursuant to the terms of the Receivables Purchase Agreement and attachment of PDVSA Finance's ownership interest therein, PDVSA Finance will have a perfected ownership interest in such Purchased Receivables;

  (c)
  PDVSA Finance will have all right, title and interest of PDVSA Petróleo in the Purchased Receivables free and clear of any Lien attributable to PDVSA Petróleo;

  (d)
  each Designated Customer has executed a Designated Customer Notice; and

  (e)
  each Purchased Receivable has been Generated in compliance with the laws of Venezuela.

    Covenants.  PDVSA Petróleo has agreed, for the benefit of PDVSA Finance, to the following covenants:

  (a)
  upon Generation, promptly to identify, or cause the Servicer to identify, any Eligible Receivables of Designated Customers for which the Purchase Price shall have been paid to PDVSA Petróleo;

  (b)
  to keep appropriate records and maintain and implement adequate administrative and operating procedures and permit representatives of PDVSA Finance to examine such documentation relating to the Generation, Sale, administration and collection of Purchased Receivables as shall be reasonable;

  (c)
  to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1999, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1999, as if such Customers would have been Designated Customers in each of those months;

  (d)
  not to amend Designated Customer Notices without the prior written consent of PDVSA Finance and the Fiscal Agent;

  (e)
  to maintain in effect the Servicing and Collection Agency Agreement;

  (f)
  to preserve and maintain its corporate existence;

  (g)
  to conduct all business transactions with PDVSA Finance on an arm's length basis according to industry standards;

  (h)
  to take at its expense all further action, reasonably necessary and requested by PDVSA Finance, to protect or more fully evidence PDVSA Finance's right, title and interest in the Purchased Receivables;

  (i)
  not to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, or attempt or purport to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, the terms of any Purchased Receivables, except as provided in the Receivables Purchase Agreement;

  (j)
  not to change its identity or corporate structure in any manner which would or might make any financing statement or continuation statement seriously misleading, or impair the perfection of PDVSA Finance's interest in any Purchased Receivable without prior written notice to PDVSA Finance;

  (k)
  not to treat the transactions contemplated under the Receivables Purchase Agreement in any manner, including in any financial statements, other than as sales of the Purchased Receivables originated by PDVSA Petróleo to PDVSA Finance, except in connection with the preparation of financial statements for tax or tax accounting purposes in accordance with applicable laws;

  (l)
  to perform all of the obligations required to be performed by it under each Contract relating to Purchased Receivables in accordance with and pursuant to the terms and provisions thereof, and to take all actions on its part reasonably necessary to maintain in full force and effect its rights under such Contracts; and

  (m)
  to take or obtain, as the case may be, such action, consent or approval of, registration or filing with, or any other action by, any Governmental Authority as may be required in connection with the transactions contemplated in the Receivables Purchase Agreement.

    Guarantees; Indemnities.  Petróleos de Venezuela has guaranteed the performance by PDVSA Petróleo of its obligations under the Receivables Purchase Agreement. However, none of the Bolivarian Republic of Venezuela, Petróleos de Venezuela, PDVSA Petróleo, CITGO, nor any of PDVSA's other Subsidiaries in any way guarantees payment of the Purchased Receivables and neither the Bolivarian Republic of Venezuela, Petróleos de Venezuela, PDVSA Petróleo nor any of Petróleos de Venezuela's other Subsidiaries will be liable for nonpayment of any Purchased Receivable by any Designated Customer (other than a Designated Customer that is also an affiliate of PDVSA with respect to such Designated Customer's Purchased Receivables). Neither Petróleos de Venezuela nor PDVSA Petróleo shall be liable to indemnify any Person in respect of any claims or losses suffered by PDVSA Finance as a result of a failure by any Designated Customer to make timely payments on account of Purchased Receivables.

    Perfection of Claims.  Neither the law of Venezuela nor the law of the Cayman Islands (or any political subdivision of Venezuela or the Cayman Islands) requires filing or recording for the perfection of an ownership interest in Purchased Receivables. Upon the consummation of any purchase and Sale of Receivables in accordance with the terms of the Receivables Purchase Agreement and the delivery of notice to the Designated Customers and the receipt by PDVSA Petróleo of a duly executed and completed acknowledgment thereof, no further filing, recording, notice or other act is required to confirm and perfect, or establish the priority of, PDVSA Finance's ownership interest in the Purchased Receivables. Eligible Receivables are not evidenced by "instruments" (as defined in the UCC) and PDVSA Petróleo shall not take any action to cause any Purchased Receivable to be evidenced by an "instrument", unless required for the collection, or for the enforcement, of any rights relating to a Receivable and PDVSA Petróleo shall promptly provide notice to PDVSA Finance of such action. PDVSA Petróleo has agreed in certain circumstances to inform PDVSA Finance of certain events relating to Designated Customers affecting the establishment of priority of claims.

    Repurchase of Receivables.  PDVSA Petróleo shall not have any (i) right, title or interest in or to the Purchased Receivables, (ii) obligation to repurchase the Purchased Receivables or (iii) right or obligation to substitute other Receivables for the Purchased Receivables, except as provided below. PDVSA Petróleo may at any time elect to repurchase from PDVSA Finance Purchased Receivables that are Affected Receivables at a price equal to the Purchase Price originally paid by PDVSA Finance for the Purchased Receivable being repurchased plus the Repurchase Adjustment. If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a Delinquent Receivable, that a Purchased Receivable has become a Disputed Receivable, or shall receive notice from or on behalf of PDVSA Finance that PDVSA Finance ceases to have a perfected first priority ownership interest in any Purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the Sale of such Purchased Receivable will be rescinded and PDVSA Finance will return such Purchased Receivable to PDVSA Petróleo, and PDVSA Petróleo will, in consideration therefor, be required to transfer to PDVSA Finance an amount equal to the Net Invoice Amount of the Receivable being returned plus an amount (the "Rescission Adjustment") determined by multiplying the Net Invoice Amount by (a) the applicable Discount Rate multiplied by (b) a fraction the numerator of which is the number of days from and including the date on which such Receivable was initially purchased to but excluding the repurchase date and the denominator of which is 360. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants, which failure has not been cured and is continuing, PDVSA Finance may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all Purchased Receivables (other than Purchased Receivables which have become Delinquent Receivables) sold to PDVSA Finance prior to such date with respect to which no Collections have been received by the Collection Agent, shall be rescinded and PDVSA Finance will return such Purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefor, transfer to PDVSA Finance an amount equal to the Net Invoice Amount of the Receivables being returned plus the Rescission Adjustment.

    Assignment.  PDVSA Petróleo will not assign its obligations under the Receivables Purchase Agreement other than (x) to Petróleos de Venezuela or its successor or an affiliate of Petróleos de Venezuela or its successor, or (y) in connection with a transaction that constitutes a Change of Control pursuant to clause (d) of the definition of Change of Control unless such Change of Control would give rise to a Rating Decline; provided that in each case the assignee expressly assumes, by an instrument executed and delivered to PDVSA Finance, in form satisfactory to PDVSA Finance, all the obligations of PDVSA Petróleo under the Receivables Purchase Agreement and that (i)(A) opinions of New York and Venezuelan counsel to the assignee substantially to the effect that (1) the Receivables Purchase Agreement is a valid and binding obligation of the assignee enforceable in accordance with its terms, (2) such Agreement is in the proper form to, and the execution and delivery thereof and the payment by PDVSA Finance of the Purchase Price for the Purchased Receivables in accordance with the terms of such Agreement constitutes all action required to, convey to PDVSA Finance all of such assignee's right, title and interest in the Purchased Receivables and (3) all action has been taken to permit PDVSA Finance's interest in the Purchased Receivables to be perfected upon attachment, which opinions may be subject to customary assumptions and qualifications and (B) an opinion of New York counsel to the assignee substantially to the effect that the Designated Customer Notices are valid and binding obligations of, and enforceable against, the Designated Customers under New York law, which opinions may be subject to customary assumptions and qualifications, and (ii) copies of Designated Customer Notices executed and delivered by the assignee and acknowledged by each of the Designated Customers, are delivered to PDVSA Finance prior to such assumption.

    Immunity.  Each of PDVSA Petróleo and Petróleos de Venezuela has agreed to waive, to the fullest extent permitted by law, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, arising out of or in connection with the Receivables Purchase Agreement, provided, however, each of PDVSA Petróleo and Petróleos de Venezuela has expressly reserved any rights it may have or obtain to claim immunity from attachment in aid of jurisdiction or from prejudgment attachment.

    Submission to Jurisdiction.  Each of the parties has agreed that any action, suit or proceeding brought by or against it with respect to any matter under or arising out of or in any way connected with the Receivables Purchase Agreement or any document delivered pursuant to such agreement or for recognition or enforcement of any judgment rendered in such action, suit or proceeding may be brought in, and irrevocably accepts and submits in person, generally and unconditionally, to the jurisdiction of, the federal courts of the United States for the Southern District of New York (and the courts of appeal thereto), and if they cannot or will not hear such action, then to the jurisdiction of the state courts of the County and State of New York (and the courts of appeal thereto), with respect to such action, suit or proceeding for itself and in respect of such party's property, assets and revenues.

    Termination.  The Receivables Purchase Agreement may be terminated by the parties at any time after 90 days after notification by the Fiscal Agent that PDVSA Finance has satisfied and discharged all of its obligations under any of its Indebtedness and such Indebtedness has ceased to be of further effect.

  The Servicing and Collection Agency Agreement

    Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petróleo has been appointed to act as the Servicer. The Servicer services, manages, administers and collects any Receivables of Designated Customers that have been sold by PDVSA Petróleo to PDVSA Finance.

    Duties of the Collection Agent.  Each Collection Agent is required to transfer amounts corresponding to PDVSA Finance's interest in each Collection to PDVSA Finance, and any amounts corresponding to PDVSA Petróleo's interest in each Collection to PDVSA Petróleo. No distribution in respect of Collections will be deemed definitive until the Servicer, relying on information supplied by PDVSA Petróleo, the relevant Collection Agent and the Designated Customers, determines the proper allocation of each Collection. PDVSA Petróleo and PDVSA Finance have agreed to reverse any over-payments. Each Collection Agent will deliver a daily report to the Servicer indicating the amount of Collections deposited in its Collection Account. Each Collection Agent will transfer funds corresponding to PDVSA Finance's interest in any Collection Account maintained with it by PDVSA Finance and PDVSA Petróleo in accordance with, and not later than one Business Day after, receiving payment instructions from the Servicer unless the Collection Agent has been instructed to transfer funds to the Retention Account as contemplated under "Description of the Fiscal Agency Agreement—Funding and Administration of Retention Account." Amounts remaining in a Collection Account overnight shall be invested on behalf of PDVSA Finance as instructed by the Investment Manager. Collection Agents shall be under no obligation to any party to inquire as to the performance of any party under the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement, nor to inspect the books, properties or records of PDVSA Petróleo or the Servicer. A Collection Agent may resign by giving at least 90 days notice. A Collection Agent may be removed following the failure to perform its duties or if it ceases to meet the qualifications specified in the Servicing and Collection Agency Agreement. PDVSA Finance will pay the Collection Agents reasonable and documented fees and reimburse the Collection Agents for their reasonable and documented expenses in connection with the performance of their obligations. Each Collection Agent shall be a bank organized under the laws of the United States or any State thereof or the branch of a foreign bank, in each case having an office located in New York City and meeting certain financial standards specified in the Servicing and Collection Agency Agreement.

    Duties of the Servicer.  The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any Receivable of a Designated Customer that has been sold by PDVSA Petróleo to PDVSA Finance, including the defense of the right, title and interest of PDVSA Finance (and, if applicable, PDVSA Petróleo), to the Receivables and Collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any Collections it may receive in trust, for the benefit of PDVSA Finance (and, if applicable, PDVSA Petróleo). The Servicer has covenanted (a) not to discharge any Purchased Receivable sold to PDVSA Finance nor to release any Designated Customer from its obligations with respect to any such Receivable without the consent of PDVSA Finance; (b) not to take any action or cause any person to take any action that would impair the rights of PDVSA Finance in any Purchased Receivable; (c) not to create, incur or assume any Lien upon or with respect to any Purchased Receivable (except as permitted by the Receivables Purchase Agreement); and (d) to furnish PDVSA Finance and the Collection Agent with an annual report prepared by an internationally recognized independent certified public accountant stating that the Servicer is in compliance, and that all related accounts, records and computer systems are properly prepared and maintained in accordance, with the Servicing and Collection Agency Agreement. PDVSA Finance will pay the Servicer reasonable and documented fees and reimburse the Servicer for its reasonable and documented expenses in connection with the performance of its obligations. The Servicer has additionally covenanted that it will not resign so long as the Servicing and Collection Agency Agreement remains in effect or Receivables are required to be Generated. PDVSA Finance may remove (a) PDVSA Petróleo as Servicer at any time following a failure to perform its material servicing obligations and such failure is continuing for 30 days following notice by PDVSA Finance, or willful breach by PDVSA Petróleo of any provision of the Receivables Purchase Agreement that restricts or prohibits the Sale of Receivables of any Designated Customer or results in Collections in respect of Purchased Receivables not being paid to the Collection Account, or (b) any successor Servicer at any time that a subsequent successor has been appointed.

    Representations and Warranties of PDVSA Petróleo.  PDVSA Petróleo has represented, among other things, that neither the execution, delivery nor performance by it of the Servicing and Collection Agency Agreement (a) contravenes any law or decree of any governmental authority of the United States, the Cayman Islands or Venezuela, (b) breaches any term of, constitutes a default under or results in the creation of a Lien upon any of its property or assets under any indenture, credit agreement or contract, or (c) violates any provision of its by-laws. PDVSA Petróleo has agreed to (w) invoice the Designated Customer receiving a shipment and instruct such Designated Customer to deposit all Collections in respect of Purchased Receivables into a Collection Account; and (x) maintain at its offices a file of all relevant documents relating to the Receivables for the benefit of PDVSA Finance and the Servicer. PDVSA Petróleo also indemnifies and holds harmless PDVSA Finance, each Collection Agent and any successor Servicer from all liabilities and losses resulting from any failure of PDVSA Petróleo to perform its obligations under the Servicing and Collection Agency Agreement.

    Immunity.  PDVSA Petróleo has agreed to waive, to the fullest extent permitted by law, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, arising out of or in connection with the Servicing and Collection Agency Agreement, provided, however, PDVSA Petróleo has expressly reserved any rights it may have or obtain to claim immunity from attachment in aid of jurisdiction or from prejudgment attachment.

    Submission to Jurisdiction.  Each of the parties to the Servicing and Collection Agency Agreement has agreed that any action, suit or proceeding brought by or against it with respect to any matter under or arising out of or in any way connected with the Servicing and Collection Agency Agreement or any document delivered pursuant to such agreement or for recognition or enforcement of any judgment rendered in such action, suit or proceeding may be brought in, and to irrevocably accept and submit in person, generally and unconditionally to the jurisdiction of, the federal courts of the United States for the Southern District of New York (and the courts of appeal thereto), and if they cannot or will not hear such action, then to the jurisdiction of the state courts of the County and State of New York (and the courts of appeal thereto), with respect to such action, suit or proceeding for itself and in respect of such party's property, assets and revenues.

  The Indenture

    PDVSA Finance has entered into a Senior Indenture, dated as of May 14, 1998 (the "Indenture"), between PDVSA Finance and The Chase Manhattan Bank, as Trustee (the "Trustee"). The Indenture provides for the issuance of debt securities from time to time in one or more series, denominated and payable in U.S. dollars or other currencies or units based on or relating to one or more currencies. The 6.45% Notes due 2004, 6.65% Notes due 2006, 6.80% Notes due 2008, 7.40% Notes due 2016 and 7.50% Notes due 2028 (collectively, the "1998 Senior Notes") were issued under the Indenture, as supplemented by the First Supplemental Indenture, dated as of May 14, 1998 between PDVSA Finance and the Trustee. On April 8, 1999, PDVSA Finance issued its 8.750% Notes due 2004, 9.375% Notes due 2007, 9.750% Notes due 2010, 9.950% Notes due 2020 and 6.250% Notes due 2006 (collectively, the "1999 Senior Notes"; together with the 1998 Senior Notes, the "Notes") under the Indenture, as supplemented by the Second Supplemental Indenture, dated as of April 8, 1999 between PDVSA Finance and the Trustee.

    The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to the detailed provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Notes. Furthermore, such provisions may be amended or supplemented for any series of notes issued under the Indenture pursuant to the terms of one or more supplemental indentures relating to such series of notes. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference.

    General.  All notes issued under the Indenture are or will be the direct, unconditional, senior, unsecured, general obligations of PDVSA Finance. The notes do or will rank equally in right of payment with all existing and future unsecured and unsubordinated Indebtedness of PDVSA Finance and will rank senior in right of payment to all existing and future subordinated Indebtedness of PDVSA Finance. None of the Liquidity Facility, the Retention Account or any other asset of PDVSA Finance will be pledged or subject to any lien, encumbrance or security interest in favor of the holders of the notes. The Indenture will permit PDVSA Finance to Incur additional Indebtedness subject to certain limitations.

    Covenants.  PDVSA Finance covenants and agrees that, so long as any amount payable under any note remains unpaid, it shall observe and perform each of the covenants set forth in the Fiscal Agency Agreement, which covenants are incorporated by reference in the Indenture as if fully set forth therein, in accordance with their terms. See "Description of Fiscal Agency Agreement—Certain Covenants." PDVSA Finance also covenants under the Indenture to deliver periodically to the Trustee certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables. In addition, PDVSA Finance agrees to deliver to the Trustee unaudited quarterly financial statements within 60 days after the last day of the first three fiscal quarters of each fiscal year, and annual audited financial statements within 120 days after the last day of each fiscal year, together with a certificate of an Authorized Officer of PDVSA Finance stating that no Event of Default has occurred and is then continuing or, if an Event of Default has occurred and is continuing, stating such fact and including a description of the nature of such Event of Default and the actions that PDVSA Finance or any other Person proposes to take with respect thereto.

    Events of Default.  The Indenture incorporates by reference the events of default set forth in the Fiscal Agency Agreement and, in addition, provides that the following events shall all constitute an "Event of Default" with respect to each series of notes:

  (a)
  default in the payment of any principal of any notes of such series at maturity, upon redemption, by declaration or otherwise;

  (b)
  default in the payment of any interest on or other amount in respect of any notes of such series (other than principal) and such default shall continue for 5 days or more;

  (c)
  certain events of bankruptcy, insolvency, liquidation, dissolution or reorganization relating to PDVSA Finance, PDVSA Petróleo or Petróleos de Venezuela; and

  (d)
  any other Event of Default provided in the supplemental indenture under which such series of notes is issued or in the form of note for such series.

    The Indenture provides that following the occurrence and during the continuation of an Event of Default with respect to any series of notes, the Trustee, at the direction of the Holders of more than 50% (in the case of an Event of Default described under (a) or (b) under "—Events of Default" above) or 66 2/3% (in the case of any other Event of Default other than under (c) under "—Events of Default" above) of the Outstanding aggregate principal amount of the notes of such series, shall declare that all principal and interest due from PDVSA Finance under such series of notes shall become due and payable; provided that, upon certain conditions being met, such declaration may be annulled and past Events of Default may be waived (except a continuing Event of Default in payment of principal of (or premium, if any) or interest on such notes) by the Holders of a majority in principal amount of the notes of all such affected series then Outstanding.

    The Indenture also provides that each holder of notes, upon becoming a holder of notes, shall be deemed to agree that such holder shall only be entitled to receive payment of accelerated amounts in respect of such notes and not claim or seek payment of such amounts other than subject to the limitations and provisions described under the caption "The Fiscal Agency Agreement—Payment of Accelerated Debt Service."

    Modification of the Indenture.  The Indenture provides that PDVSA Finance and the Trustee may enter into supplemental indentures without the consent of the Holders of notes to: (a) secure any notes, (b) evidence the assumption by a successor corporation of the obligations of PDVSA Finance in accordance with the requirements of the Indenture, (c) add covenants for the protection of the Holders of notes, (d) cure any ambiguity or correct any inconsistency in the Indenture, (e) establish the forms or terms of notes of any series and (f) evidence the acceptance of appointment by a successor trustee.

    The Indenture also contains provisions permitting PDVSA Finance and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of notes of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture (including any provision of the Fiscal Agency Agreement incorporated by reference in the Indenture) or modify in any manner the rights of the Holders of the notes of each series so affected; provided that PDVSA Finance and the Trustee may not, without the consent of the Holder of each Outstanding Note affected thereby, (a) extend the stated maturity of the principal of any Note, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount), premium, if any, or interest thereon is payable or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy, alter the judgment currency section or alter certain provisions of the Indenture relating to the notes issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any note when due or (b) reduce the aforesaid percentage in principal amount of notes of any series, the consent of the Holders of which is required for any such modification.

    Redemption.  The notes of any series may be redeemable, at the option of PDVSA Finance, and in accordance with the terms of the relevant supplemental indenture.

  The Fiscal Agency Agreement

    PDVSA Finance has entered into a fiscal and paying agency agreement dated as of May 14, 1998 (as amended from time to time, the "Fiscal Agency Agreement") between PDVSA Finance and The Chase Manhattan Bank, as fiscal and paying agent (together with its successors in such capacity, the "Fiscal Agent") and Chase Manhattan Bank Luxembourg, S.A., as paying agent. The Fiscal Agent acts as the principal paying agent of PDVSA Finance for the payment of Debt Service in respect of all Indebtedness of PDVSA Finance.

    The following are summaries of the material provisions of the Fiscal Agency Agreement. Such summaries are subject to the detailed provisions of the Fiscal Agency Agreement to which reference is hereby made for a full description of such provisions and for other information regarding the Fiscal Agency Agreement. No amendment to or waiver of any provision of the Fiscal Agency Agreement shall be binding upon any holder of Indebtedness of PDVSA Finance unless such amendment or waiver is permitted by or approved in accordance with the terms of the Debt Agreement pursuant to which such Indebtedness is issued and outstanding.

    Certain Covenants.  The Fiscal Agency Agreement contains the following covenants made for the benefit of the holders of all Indebtedness of PDVSA Finance and with which PDVSA Finance shall comply for so long as any Indebtedness of PDVSA Finance is issued and outstanding or any commitment to purchase or extend Indebtedness from or to PDVSA Finance is in effect, unless and to the extent excused as provided in the next following sentence. Individual Debt Agreements may require compliance with covenants in addition to, or may excuse PDVSA Finance from compliance with, the covenants set forth in the Fiscal Agency Agreement. However, such variations shall apply only to the Indebtedness of PDVSA Finance issued and outstanding under such Debt Agreements.

      Negative Pledge.  PDVSA Finance will not directly or indirectly, Incur any Lien (other than a Permitted Lien) on or with respect to any Property of PDVSA Finance to secure Indebtedness unless all issued and outstanding Indebtedness of PDVSA Finance is secured equally and ratably with any and all other Indebtedness secured by such Lien.

      Use of Proceeds.  PDVSA Finance will apply the net proceeds of all Indebtedness Incurred by it to purchase Eligible Receivables of Designated Customers, whether existing at the time or Generated thereafter, from PDVSA Petróleo in accordance with the Receivables Purchase Agreement, to service or refinance existing Indebtedness or for general corporate purposes as permitted by the "Business of PDVSA Finance" covenant described below.

      Financial Covenants.  PDVSA Finance may not Incur Indebtedness unless at the time of such Incurrence and after giving effect to the application of the proceeds thereof, the Total Liabilities to Equity Ratio shall not be greater than 7 to 1. PDVSA Finance will not permit the Debt Service Coverage Ratio to be less than 4 to 1 on any Date of Determination.

      Compliance with Receivables Documents.  PDVSA Finance will perform and comply with each and every obligation, covenant and agreement required to be performed or observed by it in or pursuant to any Receivables Document. To the extent that any provision in any such Receivables Document permits PDVSA Finance to waive compliance with such provision or requires that a document, opinion or other instrument or any event or condition be acceptable or satisfactory to PDVSA Finance, for purposes of the Fiscal Agency Agreement, such provision shall be complied with only if such waiver is permitted or approved in accordance with the terms of each Debt Agreement pursuant to which any Indebtedness of PDVSA Finance is issued and outstanding or pursuant to which any commitment to purchase or extend Indebtedness of PDVSA Finance is in effect and such document, opinion or other instrument and such event or condition shall be so permitted or approved. No amendment to, or waiver of, such obligations, covenants and agreements or defined terms made pursuant to any of the Receivables Documents shall be effective unless so permitted or approved in accordance with the terms of each such Debt Agreement.

      Payment of Obligations; Compliance with Obligations.  PDVSA Finance covenants and agrees to duly pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with IAS with respect thereto have been provided on the books of PDVSA Finance or where the failure to pay, discharge or otherwise satisfy such obligation would not have a Material Adverse Effect. PDVSA Finance shall defend or, in accordance with the Servicing and Collection Agency Agreement, cause the Servicer to defend, all of its right, title and interest in, to and under the Purchased Receivables, present and future, whether now existing or hereafter Generated, against all claims of third parties claiming through or under Petróleos de Venezuela, PDVSA Petróleo or any of Petróleos de Venezuela's other Subsidiaries, the Collection Agent, the Servicer or any other Person. PDVSA Finance will duly fulfill all material obligations on its part to be fulfilled under or in connection with each Eligible Receivable and will do nothing to impair its rights in such Eligible Receivable.

      Books and Records.  PDVSA Finance covenants and agrees in all material respects to keep proper books of records and account in which full, true and correct entries in conformity with IAS and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities.

      Compliance with Law and Contractual Obligations.  PDVSA Finance covenants and agrees to comply in all material respects with all Requirements of Law, the provisions of the Transaction Documents and all other material Contractual Obligations applicable to PDVSA Finance.

      Delivery of Collections.  In the event that PDVSA Finance receives Collections directly, PDVSA Finance covenants and agrees to duly transfer or deposit such Collections into the Collection Account as soon as practicable.

      Separate Corporate Existence.  PDVSA Finance covenants and agrees (a) to maintain its own deposit account or accounts to which none of its Affiliates (other than the Servicer or the Investment Manager, in their respective capacities and in accordance with the Servicing and Collection Agency Agreement and the Investment Management Agreement) has independent access, and PDVSA Finance will not commingle its funds with the funds of Petróleos de Venezuela or any Affiliate of PDVSA; (b) that to the extent it shares the same officers or other employees with any of its stockholders or Affiliates, the salaries of and the expenses related to providing benefits to such officers and other employees shall be fairly allocated among such entities, and each such entity shall bear its fair share of the salary and benefit costs associated with all such common officers and employees; (c) that to the extent it jointly contracts with any of its stockholders or Affiliates to do business with vendors or service providers or to share overhead expenses, the costs incurred in so doing shall be allocated fairly among other entities, and each such entity shall bear its fair share of such costs; (d) that to the extent it contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any of its stockholders or Affiliates, the costs incurred in so doing shall be fairly allocated to or among such entities for whose benefit the goods or services are provided, and each such entity shall bear its fair share of such costs; (e) that all business transactions between PDVSA Finance and any of its Affiliates, whether currently existing or hereafter entered into, shall be only on terms no less favorable to PDVSA Finance than the terms that would be obtainable by PDVSA Finance if such transactions were entered into with non-affiliates; (f) to maintain office space separate from the office space of PDVSA Petróleo and its Affiliates (but which may be located at the same address as PDVSA Petróleo or one of the Affiliates); (g) that to the extent it and any of its stockholders or Affiliates have offices in the same location, there shall be a fair and appropriate allocation of overhead costs among them, and each such entity shall bear its fair share of such expenses; (h) to issue separate financial statements prepared not less frequently than quarterly and prepared in accordance with IAS; and (i) to conduct its affairs strictly in accordance with its Memorandum of Association and to observe all necessary, appropriate and customary corporate formalities, including, but not limited to, holding all regular stockholders' and directors' meetings, maintaining current minute books, and maintaining financial reports, corporate records and books of account separate from those of any other Person.

      Preservation of Corporate Existence.  PDVSA Finance covenants and agrees (i) to preserve and maintain its corporate existence, rights, franchises and privileges in the jurisdiction of its incorporation and (ii) to qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where such qualification is required other than any jurisdiction where the failure so to qualify would not have a Material Adverse Effect.

      Assessments.  PDVSA Finance covenants and agrees to duly pay and discharge all taxes, assessments, levies and other governmental charges imposed on it except such taxes, assessments, levies and other governmental charges that (i) are being contested in good faith by appropriate proceedings and for which PDVSA Finance shall have set aside on its books adequate reserves in accordance with IAS and (ii) the failure to pay, satisfy or discharge would not, in any event, have a Material Adverse Effect.

      Limitation on Transfers of Receivables; Investments.  PDVSA Finance covenants and agrees not to, at any time, (i) sell, transfer or otherwise dispose of any of the Purchased Receivables, Collections or the proceeds thereof other than pursuant to the Receivables Purchase Agreement or by way of Liens permitted to exist under the "Negative Pledge" covenant described above or as permitted by the "Restricted Payments" covenant described below or (ii) make any Investment (other than Permitted Investments) unless, after giving effect to such Investment, (x) PDVSA Finance would be in compliance with the Debt Service Coverage Ratio covenant, (y) PDVSA Finance could Incur an additional $1.00 of Indebtedness and be in compliance with the Total Liabilities to Equity Ratio covenant and (z) no Event of Default (as defined below) (or event that with the giving of notice or passage of time (or both) would constitute an Event of Default) shall have occurred and be continuing.

      Business of PDVSA Finance.  PDVSA Finance covenants and agrees to not engage at any time in any business or business activity other than the acquisition of Eligible Receivables pursuant to the Receivables Purchase Agreement, the assignments and transfers hereunder, the other transactions contemplated by the Transaction Documents, and any activity incidental to the foregoing and necessary or convenient to accomplish the foregoing, or to enter into or be a party to any agreement or instrument other than in connection with the foregoing.

      Agreements.  PDVSA Finance shall not (a) become a party to any indenture, mortgage, instrument, contract, agreement, lease or other undertaking, except (i) the Transaction Documents, (ii) leases of office space, equipment or other facilities for use by PDVSA Finance in its ordinary course of business, (iii) employment agreements, service agreements and agreements relating to shared employees and (iv) agreements necessary to perform its obligations or otherwise permitted under the Transaction Documents, (b) issue any power of attorney (except to any Collection Agent or the Servicer or except for the purpose of permitting any Person to perform any functions on behalf of PDVSA Finance that are not prohibited by or inconsistent with the terms of the Transaction Documents), or (c) amend, supplement, modify or waive any of the provisions of any Receivables Document or request, consent or agree to or suffer to exist or permit any such amendment, supplement, modification or waiver or exercise any consent rights granted to it thereunder unless such amendment, supplement, modification or waiver or such exercise of consent rights would not have an adverse effect on the interests, rights or remedies of the holders of any outstanding Indebtedness of PDVSA Finance under or with respect to the Transaction Documents.

      Offices.  PDVSA Finance covenants and agrees not to move the location of its chief executive office or of any of the offices where it keeps its records with respect to the Purchased Receivables, or its legal head office, to a new location within or outside the Cayman Islands, without (i) 30 days prior written notice to the holders of Indebtedness of PDVSA Finance given in accordance with the related Debt Agreement and (ii) taking all actions reasonably requested by any holder of Indebtedness of PDVSA Finance pursuant to an Issuer Notice (including but not limited to all filings and other acts necessary under the UCC or similar statute of each relevant jurisdiction) in order to continue the perfection and priority of PDVSA Finance ownership or security interest in all Purchased Receivables then owned or thereafter created.

      Charter.  PDVSA Finance covenants and agrees it shall not amend or make any change or modification to its Memorandum and Articles of Association (other than an amendment, change or modification made pursuant to changes in law of the jurisdiction of its incorporation or amendments to change PDVSA Finance's name, registered agent or address of registered office) unless such amendment, change or modification would not have an adverse effect on the interests, rights or remedies of the holders of the outstanding Indebtedness of PDVSA Finance under or with respect to the Transaction Documents.

      Limitation on Restricted Payments.  PDVSA Finance shall not (a) declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of capital stock of PDVSA Finance, whether now or hereafter outstanding, or make any other distribution in respect thereof, or (b) make any payment of Debt Service other than payments of Accelerated Debt Service or payments of Scheduled Debt Service that had been included in the Debt Service Requirement in the calculation of the Debt Service Coverage Ratio on the most recent Date of Determination prior to the date of such payment, in any such case either directly or indirectly, whether in cash or property or in obligations of PDVSA Finance (such declarations, payments, setting apart, purchases, redemptions, defeasances, retirements, acquisitions and distributions referred to in clauses (a) and (b) being herein called "Restricted Payments"; unless, after giving effect to such Restricted Payment, (i) in the case of (a) and (b), PDVSA Finance would be in compliance with the Debt Service Coverage Ratio covenant and no Event of Default (or event that with the giving of notice or passage of time (or both) would constitute an Event of Default) shall have occurred and be continuing, and (ii) in the case of (a), PDVSA Finance could Incur an additional $1.00 of Indebtedness and be in compliance with the Total Liabilities to Equity Ratio covenant.

    Events of Default.  Under the terms of the Fiscal Agency Agreement, the following shall constitute an "Event of Default":

  (a)
  failure by PDVSA Finance to comply with its obligations (i) to maintain and fund the Retention Account as described below under "—Funding and Administration of Retention Account" or (ii) to maintain and fund the Liquidity Facility as described below under "—Liquidity Facility," which failure shall continue for 7 Business Days;

  (b)
  failure by PDVSA Finance to remedy a breach of (i) the Total Liabilities to Equity Ratio covenant or the Debt Service Coverage Ratio covenant or (ii) any covenant under the Fiscal Agency Agreement in any material respect (other than those covenants referred to in paragraphs (a) and (b)(i) above), (A) in the case of (i), by obtaining contributions to the Equity of PDVSA Finance to the extent necessary to restore compliance on a pro forma basis with the applicable covenant after giving effect thereto within 60 days after PDVSA Finance became aware or should have become aware (including on any Date of Determination) of such breach; and (B) in the case of (ii), within 60 days after PDVSA Finance became aware or should have become aware of such breach;

  (c)
  certain events of bankruptcy, insolvency, liquidation, dissolution or reorganization relating to PDVSA Finance, PDVSA Petróleo or Petróleos de Venezuela;

  (d)
  the occurrence of a Change of Control Triggering Event;

  (e)
  failure by PDVSA Finance to make any payment of principal in respect of Indebtedness at maturity, including any applicable grace period, in an amount in excess of $10,000,000 (or the equivalent thereof in any other currency or composite currencies) and continuation of such failure for a period of 30 days after receipt by PDVSA Finance of notice thereof pursuant to an Issuer Notice;

  (f)
  default by PDVSA Finance with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $10,000,000 (or the equivalent thereof in any other currency or composite currencies) without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after receipt by PDVSA Finance of notice thereof pursuant to an Issuer Notice; provided, however, that if any such failure, default or acceleration referred to in this clause (f) or clause (e) above shall cease or be cured, waived, rescinded or annulled, then any Event of Default arising by reason thereof shall be deemed likewise to have been thereupon cured;

  (g)
  PDVSA Finance ceasing to have, at any time and for a period of five Business Days, (i) a valid unencumbered ownership interest in Purchased Receivables Sold under the Receivables Purchase Agreement (valued for purposes of this Event of Default at the Purchase Price paid therefore), whether existing as of such date or to be Generated thereafter, and (ii) a valid unencumbered ownership interest in cash, cash equivalents and Permitted Investments (including amounts held in the Liquidity Facility) having an aggregate value of at least equal to 100% of the outstanding principal amount of Indebtedness of PDVSA Finance as of the date of determination;

  (h)
  failure by PDVSA Petróleo to deliver, or cause to be delivered to the relevant Collection Agent for deposit in its Collection Account any payment with respect to Purchased Receivables made to or for the account of Petróleos de Venezuela, PDVSA Petróleo or any other Subsidiary of PDVSA, directly or indirectly, by any Designated Customer which is an Affiliate of PDVSA and such failure shall continue for 7 Business days after such payment being made to or for the account of PDVSA Petróleo or such other Subsidiary of PDVSA;

  (i)
  failure of PDVSA Petróleo to comply in any material respect with its obligation under the Receivables Purchase Agreement to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity, and PDVSA Petróleo directly or indirectly sells, in any month after such failure, crude oil of less than 30° API gravity representing more than 30% of PDVSA Petróleo's average monthly exports of such crude oil during the consecutive twelve-month period prior to the date of determination to any third party that is not required to make all payments in respect of any Receivable owing to PDVSA Petróleo to a Collection Account under circumstances in which PDVSA Petróleo would oblige such third party to resell such crude oil to one or more third parties that are required to make all payments in respect of any Receivable owing to PDVSA Petróleo to a Collection Account. For purposes of determining whether or not an Event of Default has occurred under this section (i), for any period ending on or prior to December 31, 1999, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1999;

  (j)
  except with respect to the case described in (h) or (i) above, failure on the part of PDVSA Petróleo or Petróleos de Venezuela to remedy a material breach of any of PDVSA Petróleo's obligations under the Receivables Purchase Agreement, and continuation of such failure for a period of 60 days;

  (k)
  any of the representations or warranties of Petróleos de Venezuela or PDVSA Petróleo made pursuant to (i) Sections 3.01 (Conduct of Business), 3.02 (Organization; Powers); 3.05 (Litigation; Compliance with Laws) and 3.06 (Consideration Received) or (ii) Sections 3.03 (Authorization) or 3.04 (Enforceability) of the Receivables Purchase Agreement prove to have been false or incorrect in any material respect when made, and such representation or warranty continues to be false or incorrect in any material respect for 60 days;

  (l)
  the Venezuelan Government takes action that prevents PDVSA Petróleo (or any entity that has assumed the obligations of PDVSA Petróleo under the Receivables Documents) from carrying on all or substantially all of its business and operations relating to the Generation of Receivables, and such action is not withdrawn, rescinded or reversed within 30 days; or

  (m)
  either PDVSA Petróleo or PDVSA Finance (or any entity that has assumed the obligations of either company thereunder) revokes or terminates the Fiscal Agency Agreement, the Receivables Purchase Agreement or the Servicing and Collection Agency Agreement or any such agreement ceases to be in full force and effect other than pursuant to its terms or is repudiated by PDVSA Petróleo or PDVSA Finance, as the case may be (unless such revocation, termination, cessation or repudiation could not reasonably be expected to result in a Material Adverse Effect).

    For purposes of determining whether a failure to comply with the Debt Service Coverage Ratio covenant has been cured, any capital contributions obtained after PDVSA Finance became aware of such failure shall be deemed to constitute payments (without duplication) made to PDVSA Finance by obligors during any of the three months immediately prior to such failure.

    Individual Debt Agreements may include some but not all of the foregoing Events of Default or may include additional or different events of default. However such variations shall only apply to the Indebtedness issued under such Debt Agreement.

    Liquidity Facility.  PDVSA Finance has established pursuant to the Fiscal Agency Agreement and at all times shall maintain an account with the Fiscal Agent designated as the "Liquidity Account" (together with any Acceptable Letters of Credit delivered to the Fiscal Agent as described below, the "Liquidity Facility"). Pursuant to the Fiscal Agency Agreement, the balance of cash and cash equivalents standing to the credit of such account at any date shall be at least equal to the aggregate amount of Scheduled Debt Service scheduled to be paid within the 30-day period following such date, or, if no Scheduled Debt Service is scheduled to be paid within such period, then the aggregate amount of Scheduled Debt Service scheduled to be paid on the first day after such date on which any Scheduled Debt Service is payable.

    PDVSA Finance shall deposit, or shall cause to be deposited, with the Fiscal Agent no later than 10 a.m. (New York time) on any Business Day such amounts as are necessary so that the amount on deposit is sufficient to pay Debt Service in respect of Indebtedness of PDVSA Finance on such Business Day. If by 10 a.m. (New York time) on any Business Day funds on deposit with the Fiscal Agent are insufficient to pay Debt Service in respect of Indebtedness of PDVSA Finance that is due and payable on such Business Day, then the Fiscal Agent shall, on such Business Day, transfer to the Fiscal Agent from the Liquidity Account, to the extent available therein, an amount equal to the amount of such insufficiency.

    In lieu of holding cash or cash equivalents in the Liquidity Account, one or more Acceptable Letters of Credit which by their terms require that any drawing thereunder be deposited in the Liquidity Account may be delivered to the Fiscal Agent. Upon delivery of an Acceptable Letter of Credit or Acceptable Letters of Credit, the Fiscal Agent shall release to PDVSA Finance an aggregate amount of cash (and, if necessary, liquidate investments held in the Liquidity Account) from the Liquidity Account equal to the aggregate amount available to be drawn by the Fiscal Agent under such Acceptable Letter of Credit or Acceptable Letters of Credit for deposit in the Liquidity Account. The Fiscal Agent shall return any such Acceptable Letter of Credit to PDVSA Finance or as it shall direct upon the deposit by any Person (other than PDVSA Finance) of cash or cash equivalents into the Liquidity Account equal to the amount available to be drawn by the Fiscal Agent under such Acceptable Letter of Credit for deposit in the Liquidity Account. Unless the Fiscal Agent receives written notice from PDVSA Finance of any Acceptable Letter of Credit deposited with the Fiscal Agent at least 20 days prior to the date of expiration thereof that such Acceptable Letter of Credit has been renewed, the Fiscal Agent shall draw the full amount available thereunder and deposit the amount paid pursuant to such drawing in the Liquidity Account.

    Payment of Accelerated Debt Service.  Each Debt Agreement shall expressly provide, and each holder of Indebtedness of PDVSA Finance upon becoming such a holder shall be deemed to agree, that such holder shall only be entitled to receive payment of Accelerated Debt Service in respect of such Indebtedness, and that such holder shall not ask, demand, sue for, take or receive from PDVSA Finance, by set-off or in any other manner, or retain, payment (in whole or in part) of Accelerated Debt Service other than such holder's ratable share of amounts, if any, on deposit in the "Retention Account" established and maintained with the Fiscal Agent; provided that such agreement shall automatically cease to have any force and effect upon the occurrence and during the continuance of any Event of Default of the type referred to in clauses (a), (c), (d), (g), (h), (i), (k)(ii), (l) or (m) above under "Events of Default." The foregoing shall not limit the right of any Person to enforce the Receivables Documents against any party thereto or to exercise any right thereunder.

    Funding and Administration of Retention Account.  PDVSA Finance has established pursuant to the Fiscal Agency Agreement and at all times shall maintain an account with the Fiscal Agent designated as the "Retention Account."

    On each Business Day during a period when a Specified Event Notice and/or an Acceleration Notice is in effect, PDVSA Finance, or the Fiscal Agent (on behalf of PDVSA Finance) has agreed to instruct the Collection Agent (or the Collection Agents, if more than one) to transfer, to the extent available in the Collection Account, to the Retention Account an amount equal to 25% of the amount, if any, by which (a) the aggregate amount of all Collections in respect of Purchased Receivables paid into the Collection Account on the immediately preceding Business Day exceeds (b) the aggregate amount of Debt Service (other than Accelerated Debt Service) paid on such immediately preceding Business Day; provided that during any period that an Acceleration Notice is in effect and if an Issuer Notice or Acceleration Notice shall have been received specifying that an Event of Default of the type referred to in clauses (a), (c), (d), (g), (h), (i), (k)(ii), (l) or (m) under "Events of Default" above shall have occurred and be continuing, then PDVSA Finance, or the Fiscal Agent (on behalf of PDVSA Finance) has agreed to instruct each (or cause the Fiscal Agent to instruct) Collection Agent to transfer to the Retention Account 100% of all Collections in respect of Purchased Receivables paid into the Collection Account.

    Amounts on deposit in the Retention Account, if any, on any Business Day shall be applied to pay Accelerated Debt Service, if any, that is due and payable on such Day. While a Specified Event Notice is in effect but no Acceleration Notice is in effect, PDVSA Finance agrees to maintain in the Retention Account at all times an amount at least equal to the aggregate amount of funds required to be transferred from all Collection Accounts to the Retention Account following the delivery of such Specified Event Notice. All such payments shall be paid to holders of Indebtedness ratably without priority of one over the other based on amounts of Accelerated Debt Service due and unpaid to them. Pending such use, amounts held in the Retention Account shall be invested by the Fiscal Agent in Permitted Investments as directed by PDVSA Finance or its designee.

10.D  Exchange controls

    There are no governmental laws, decrees, regulations or other legislation of the Cayman Islands that restrict the export or import of capital, or that affect the remittance of dividends or other payments to non-residents of the Cayman Islands who hold our shares. In addition, there are no limitations imposed by the laws of the Cayman Islands or our memorandum and articles of association with respect to the right of non-residents of the Cayman Islands to hold or vote our shares.

10.E  Taxation

Cayman Islands Taxation

    The 1998 Senior Notes and 1999 Senior Notes are not subject to taxation in the Cayman Islands and no withholding is required on payments in respect of the 1998 Senior Notes and 1999 Senior Notes by us to United States holders of these Notes under the laws of the Cayman Islands. There is no tax treaty regarding withholding between the Cayman Islands and the United States.

    On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property.

United States Taxation

United States Federal Income Taxes

    The following summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the 1998 Senior Notes and the 1999 Senior Notes (collectively the "Notes" or individually a "Note") provides general information only, and is not purported to address all of the United States federal income tax consequences that may be applicable to a holder of a Note. It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in notes or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, persons liable for the alternative minimum tax, financial institutions, persons holding Notes as a hedge or hedged against currency risk, as a position in a straddle for tax purposes, as part of a "synthetic security," "conversion transaction" or other integrated investment comprised of a Note and one or more other investments, or U.S. Holder (as defined below) whose functional currency is other than the dollar. The summary is based upon tax laws of the United States as in effect on the date hereof, which are subject to change (possibly with retroactive effect) and different interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions.

    For purposes of the following discussion, "U.S. Holder" means any beneficial owner who is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the law of the United States or any political subdivision thereof, (iii) an estate that is subject to United States federal income taxation without regard to the source of its income, or (iv) a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, was treated as a United States person on August 19, 1996 and elected to be treated as a United States person at all times thereafter. A "non-U.S. Holder" is any beneficial owner of a Note who is not a U.S. Holder.

    Holders of the Notes should consult their own tax advisors with regard to the application of tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

U.S. Holders

  Interest

    Interest paid on the Notes (including any foreign withholding taxes and Additional Amounts, if any) will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. Holder's regular method of tax accounting. Interest paid by PDVSA Finance on the Notes will constitute foreign source income for United States foreign tax credit purposes and generally will be treated as passive income or, in the case of certain U.S. Holders, as financial services income under the foreign tax credit limitations of the Internal Revenue Code of 1986, as amended (the "Code"). However, if the interest on the Notes becomes subject to a withholding tax of five percent or more, the interest will be "high withholding tax interest", for purposes of such limitations.

  Disposition of Notes

    A U.S. Holder's tax basis in a Note generally will be the dollar cost of the Note to such U.S. Holder, which is subject to adjustment if the Note is acquired at a premium or a market discount, as discussed below.

    Upon the taxable sale, exchange or retirement of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount realized on such sale, exchange or retirement (except to the extent such amount is attributable to accrued interest which should be taxable as interest income) and (ii) the U.S. Holder's tax basis in the Note. Except as discussed below, gain or loss so recognized will be capital gain or loss. Capital gains realized by noncorporate U.S. Holders may be taxed at reduced rates if such U.S. Holder's holding period for the Note is more than one year. Any gain or loss recognized on a sale or other disposition of a Note by a U.S. Holder generally will be treated as United States source income for United States foreign tax credit purposes.

  Market Discount

    If a U.S. Holder purchases a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount", unless such difference is less than a specified de minimis amount. If a Note is acquired at a market discount, unless a U.S. Holder has elected to include market discount in income as it accrues, any gain realized on any subsequent disposition of such Note (including in connection with certain non recognition transactions), payment at maturity or partial principal payment with respect to such Note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such Note was held. If a U.S. Holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such U.S. Holder had sold such Note for a price equal to its fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or the earlier disposition of the Note in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

    The amount of market discount treated as having accrued is determined either (i) on a ratable basis, by multiplying the market discount by a fraction, the numerator of which is the number of days the Note was held by a U.S. Holder and the denominator of which is the total number of days after the date such U.S. Holder acquired the Note up to and including the date of its maturity, or (ii) if the U.S. Holder so elects, on a constant interest rate method. An election by a U.S. Holder to use the constant interest rate method is irrevocable, unless such holder acquires the consent of the Internal Revenue Service (the "IRS").

    In lieu of recharacterizing gain as ordinary income to the extent of accrued market discount at the time of disposition, a U.S. Holder of a Note acquired at a market discount may elect to include market discount in income currently, using either the ratable inclusion method or the elective constant interest method. An election to include market discount in income currently would apply to all Notes and other market discount obligations held by the U.S. Holder during the taxable year for which the election is made and to all subsequent taxable years of the U.S. Holder, unless the IRS consents to a revocation of the election.

  Amortizable Bond Premium

    In general, if a U.S. Holder purchases a Note for an amount that is greater than the stated redemption price at maturity (or, under certain circumstances, the amount payable on an earlier date), such U.S. Holder will be considered to have purchased such Note with "bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium (with a corresponding decrease in tax basis) using a constant yield method over the remaining term of the Note as an offset to interest otherwise required to be included in income in respect of such Note during any taxable year. However, if such Note may be optionally redeemed after the U.S. Holder acquires the Note at a price in excess of its principal amount, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. An election to amortize bond premium, once made, would apply to all Notes and other debt obligations held by the U.S. Holder during the taxable year for which the election is made and to subsequent years, unless the IRS consents to a revocation of such election. If an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment on a Note in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition of the principal amount of the Note.

  Foreign Tax Credits

    If any foreign income taxes are withheld or paid in respect of payments on, or proceeds from the sale or exchange of, the Notes, a U.S. Holder may be eligible, subject to a number of complex limitations under United States federal income tax law, for a foreign tax credit. Alternatively, a U.S. Holder may elect to claim a deduction from its taxable income for such foreign income taxes.

Non-U.S. Holders

    Subject to the discussion of backup withholding below, payments of interest (and premium, if any) on the Notes by PDVSA Finance or its agent (in its capacity as such) to a non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that such amounts are not effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

    Subject to the discussion of backup withholding below, any capital gain realized upon the sale, exchange or retirement of a Note by a non-U.S. Holder will not be subject to United States federal income or withholding taxes unless (i) such gain is effectively connected with a United States trade or business of such non-U.S.Holder, or (ii) in the case of an individual, such Holder is present in the United States for 183 days or more in the taxable year of the retirement or disposition and certain other conditions are met.

    Non-U.S. Holders who are entitled to benefits under an income tax treaty with the United States may be subject to different rules than those summarized above, and should consult with their own tax advisors.

Backup Withholding and Information Reporting

    Backup withholding and information reporting requirements may apply to payments of principal of (and premium, if any) and interest on a Note and to certain payments of proceeds from the sale or retirement of a Note. PDVSA Finance, its agent or a broker will be required to withhold tax from any payment that is subject to backup withholding if the holder fails to furnish its taxpayer identification number (social security number or employee identification number), furnishes an incorrect taxpayer identification number, fails to certify that such holder is not subject to backup withholding, is notified by the IRS that it has failed to properly report payments of interest or dividends, or fails to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, all corporations and persons who are not United States persons and who furnish an IRS

Form W-8BEN) are not currently subject to the backup withholding and information reporting requirements, but may be required to comply with applicable certification procedures to prove such exception. Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder's United States federal income tax liability if such holder provides certain information to the IRS.

    Backup withholding and information reporting will not apply to payments made by PDVSA Finance or its paying agents, in their capacities as such, to a non-U.S. Holder of a note if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge, or reason to know, that the holder is a United States person. Payments of the proceeds from a disposition by a non-U.S. Holder of a note made to or though a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

  •
  A United States person,

  •
  A controlled foreign corporation for United States federal income tax purposes,

  •
  A foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or

  •
  A foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

    Payments of the proceeds from a disposition by a non-U.S. Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

    Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amount withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a credit against the holder's United States federal income tax liability, or the holder may claim a refund, provided the required information is furnished timely to the IRS.

10.H  Documents on display

    The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

    We are exposed to market risk principally resulting from foreign exchange movements associated with Euro debt amounting to Euro 200 million at December 31, 2000, which matures between 2002 and 2006. The foreign currency exposure related to this debt is being managed using a cross currency swap that, although does not qualify for hedge accounting, reduces the risk of currency and interest rate changes.

    We are not exposed to interest rate risk as the weighted average yield of our debt is factored into the discount rate applied to the accounts receivable in accordance with the Receivables Purchase Agreement.

    The table below sets forth the amounts and related weighted average interest rates by expected maturity dates of our long-term debt obligations at December 31, 2000:

Total Debt
at December 31, 2000

Expected Maturities	Fixed Rate Debt	Weighted Average Fixed Interest Rate
	($ in millions)
2001	99	7.91%
2002	284	7.88%
2003	346	7.94%
2004	210	8.05%
2005	318	8.11%
Thereafter	1,955	8.25%

Total	3,212	8.14%

Fair Value	2,851

PART III

Item 16.  Financial Statements

    We have responded to Item 18 in lieu of this item.

Item 17.  Financial Statements

    See pages F-1 through F-14 incorporated herein by reference.

    The following financial statements, together with the report of Alcaraz, Cabrera, Vázquez (a member firm of KPMG) and the report of Espiñeira, Sheldon y Asociados (member firm of Pricewaterhouse Coopers) thereon, are filed as a part of this annual report on Form 20-F:

    See pages F-1 through F-14, incorporated herein by reference.

Item 18.  Exhibits

Exhibit No:	Description
Exhibit 1.2
By-Laws of PDVSA Finance. (incorporated herein by reference to Exhibit 3.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2
Senior Indenture, dated as of May 14, 1998 between PDVSA Finance and the Chase Manhattan bank, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.1
First Supplemental Indenture, dated as of May 14, 1998, between PDVSA Finance and the Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.2
Second Supplemental Indenture, dated as of April 8, 1999 between PDVSA Finance and the Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 2.2 of the Annual Report on Form 20-F of PDVSA Finance. filed with the U.S. Securities and Exchange Commission on June 11, 1999).
Exhibit 2.3
Fiscal and Paying Agency Agreement, dated as of May 14, 1998 among PDVSA Finance, The Chase Manhattan Bank, as Fiscal Agent and The Chase Manhattan Bank, Luxembourg, S.A., as paying agent (incorporated herein by reference to Exhibit 4.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.4
Receivables Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.5
Servicing and Collection Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.6
Separateness Agreement (incorporated herein by reference to Exhibit 10.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.7
Senior Loan dated November 10, 1998, consisting of the issuance by PDVSA Finance of promissory notes to PDV America, Inc. (incorporated herein by reference to Exhibit 2.7 of the Annual Report on Form 20-F of PDVSA Finance. filed with the U.S. Securities and Exchange Commission on June 11, 1999).
Exhibit 2.8
Senior Loan dated July 2, 1999, consisting of a promissory note issued to PDV America, Inc. (incorporated herein by reference to Exhibit 10.23 of the Annual Report on Form 10-K of PDV America, Inc. filed with the U.S. Securities and Exchange Commission on March 30, 2000).
Exhibit 2.9
PDVSA Finance/Credit Suisse Financial Products Currency SWAP dated January 28, 2000 (incorporated herein by reference to Exhibit 2.9 of the Annual Report on Form 20-F of PDVSA Finance. filed with the U.S. Securities and Exchange Commission on June 26, 2000).

Exhibit 99.1
Annual Report on Form 20-F of Petróleos de Venezuela, S.A., for the year ended December 31, 2000, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-12142) on June 27, 2001 (incorporated herein by reference).
Exhibit 99.2
The consolidated financial statements of CITGO Petroleum Corporation for the year ended December 31, 2000, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-14380) on March 21, 2001 (incorporated herein by reference).
Exhibit 99.3	U.S. Market Analysis of Venezuelan Crude Oil and Refined Products by Purvin & Gertz, Inc., dated May 2001.

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDVSA FINANCE LTD.
By:	/s/ LUIS DÁVILA Name: Luis Dávila Title: Principal Director and President

Date: June 27, 2001

Annex A

GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER
"ITEM 10.C MATERIAL CONTRACTS"

    This Glossary sets forth the definitions of certain terms used under "Item 4—Material contracts." Terms not defined herein are used as defined in such captions.

    "Accelerated Debt Service" means any Debt Service which has been declared to be immediately due and payable following the occurrence of a default or event of default pursuant to the terms of any Debt Agreement.

    "Acceleration Notice" means a written notice to PDVSA Finance and the Fiscal Agent from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or other representative of such holder) stating that the stated maturity date of such Indebtedness of PDVSA Finance has been accelerated, the basis for such acceleration and that such notice constitutes an "Acceleration Notice" for purposes of the Fiscal Agency Agreement; provided that if the Debt Agreement pursuant to which such Indebtedness of PDVSA Finance is issued and outstanding contains specific procedures, conditions or requirements (including procedures for voting) for the giving of an "Acceleration Notice" thereunder, then no such notice shall constitute an "Acceleration Notice" unless such procedures, conditions or requirements have been complied with.

    "Acceptable LC Issuer" shall mean an office located in the United States of a bank or trust company which is organized under the laws of the United States or any state thereof that has both a short-term deposit rating of at least P-1 and long-term deposit rating of at least A or its equivalent by Moody's and Standard & Poor's Ratings Group ("S&P") and if rated by any of Duff & Phelps or Fitch, by any such rating agency.

    "Acceptable Letter of Credit" means an irrevocable letter of credit issued to and for the benefit of the Fiscal Agent for the account of a Person other than PDVSA Finance. In order to be an "Acceptable Letter of Credit," a Letter of Credit must be issued by an Acceptable LC Issuer and must by its terms have an initial expiration date at least one year beyond its date of issuance and provide that (1) such letter of credit will be automatically renewed for a period of at least one year beyond its then current expiration date unless PDVSA Finance thereof provides written notice (a "Termination Notice") to the Fiscal Agent at least 20 Business Days prior to its then current expiration date that such letter of credit shall expire on such current expiration date and (2) if PDVSA Finance shall have delivered a Termination Notice, the Fiscal Agent shall be entitled, at an office located in the Borough of Manhattan, The City of New York, to draw the full amount available to be drawn under such letter of credit at any time after its receipt of such Termination Notice and prior to the expiration of such letter of credit. If at any time PDVSA Finance of such letter of credit shall cease to be an Acceptable LC Issuer, then such letter of credit shall cease to be an "Acceptable Letter of Credit."

    "Additional Amounts" means additional amounts as may be necessary in order that the net amounts receivable by each Holder after any withholding or deduction in respect of any Taxes shall equal the amounts which would have been receivable in respect of any series of Notes in the absence of such withholding or deduction.

    "Affected Receivable" shall mean a Purchased Receivable of a Designated Customer (i) with respect to which a representation or warranty set forth in Section 3.07 of the Receivables Purchase Agreement was inaccurate at the time such representation or warranty was made or deemed made or (ii) which was owing by a Designated Customer that was not an Eligible Customer as of the Determination Date.

    "Affiliate" of a Person means a Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the Person specified.

A–1

    "Affiliated Customer" shall mean any Customer directly or indirectly controlled by PDVSA. For purposes of this definition, "control" shall mean (i) the possession of the power (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) to appoint and/or remove the majority of the members of the board of directors or other governing body or (ii) the ownership of 35% or more of the share capital.

    "API gravity" means an indication of density of crude oil or other liquid hydrocarbons as measured by a system recommended by The American Petroleum Institute (API) in degrees; the lower the API gravity, the heavier the compound.

    "Business Day" shall mean any day other than a Saturday, Sunday, or any day on which banking institutions are authorized or required to close in Caracas or The City of New York, and with respect to any Note, a day that in the city (or in any of the cities, if more than one) in which amounts are payable, as specified in the form of such Note, is not a day on which banking institutions are authorized or required by law or regulation to close.

    "Canadian Person" shall mean each Person organized under the laws of Canada or any province thereof.

    "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with the applicable accounting standard. For purposes of the covenant described under "Negative Pledge", a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

    "Cayman Islands" shall mean the Cayman Islands.

    "Change of Control" means the occurrence of any of the following events:

    None of PDVSA, PDVSA Petróleo or their respective successors remains the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 100% of the issued and outstanding capital stock of PDVSA Finance;

    PDVSA Finance consolidates with, or merges into or with, another Person, or PDVSA Finance sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets;

    PDVSA or its successor ceases to be the "beneficial owner" (as defined herein), directly or indirectly, of at least a majority of the issued and outstanding voting shares of PDVSA Petróleo; or

    PDVSA Petróleo shall sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its oil producing assets (directly or indirectly, by way of merger, transfer of assets or shares of capital stock, or otherwise) to an entity other than PDVSA or its successor, or an Affiliate controlled, directly or indirectly, by PDVSA or its successor, which assumes all of the obligations of PDVSA Petróleo under the Receivables Documents.

    "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

    "Collection Account" shall mean an account bearing such designation and established pursuant to Section 4.02(a) of the Servicing and Collection Agency Agreement.

    "Collection Agent" shall mean Citibank, N.A., as collection agent under the Servicing and Collection Agency Agreement, and any successor thereto or other Collection Agent appointed in accordance with the terms of the Servicing and Collection Agency Agreement.

A–2

    "Collections" shall mean all collections and all amounts received in respect of Receivables, including Penalty Interest, together with all collections received in respect of the Related Property, in the form of cash, checks, wire transfers or any other form of cash payment, and all proceeds of Receivables and collections thereof (including, without limitation, collections evidenced by an account, note, instrument, letter of credit, contract, security agreement, chattel paper, general intangible or other evidence of indebtedness or security, whatever is received upon the Sale, exchange, collection or other disposition of, or any indemnity, warranty or guaranty payable in respect of, the foregoing and all "proceeds" as defined in Section 9-306 of the UCC as in effect in the State of New York).

    "Contract" shall mean a contract pursuant to which PDVSA Petróleo has agreed or in the future agrees to Sell Products to a Customer.

    "Contractual Obligation" shall mean, as to any Person, any material provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound, providing for the Incurrence of indebtedness by such Person.

    "Control" (including, with correlative meanings the terms "Controlling," "Controlled by" and "under Common Control with"), as applied to any Person, means the possession by another Person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, by contract or otherwise) of the power to appoint and/or remove the majority of the members of the board of directors or other governing body of such Person or otherwise to direct or cause the direction of the affairs and policies of such Person.

    "Customer" shall mean a Person that purchases Products from PDVSA Petróleo.

    "Customer Inclusion" shall have the meaning set forth in Section 4.03(a) of the Receivables Purchase Agreement.

    "Date of Determination" means any of the first day of any calendar month, any date on which PDVSA Finance Incurs any Indebtedness, any date on which any Restricted Payment is made or any date on which PDVSA Finance makes any Investment other than a Permitted Investment.

    "Debt Agreement" means any indenture, loan agreement, credit agreement, reimbursement agreement, promissory note or other agreement or instrument evidencing or governing Indebtedness of PDVSA Finance.

    "Debt Service" means all interim and final (at scheduled maturity, upon acceleration or otherwise) payments of principal (including any amount in respect of original issue discount) of, and premium, if any, and interest on (including additional amounts or similar gross-ups in respect of taxes), and other amounts (including fees and commissions) in respect of Indebtedness of PDVSA Finance, including, without limitation, scheduled and unscheduled optional and mandatory payments, prepayments, redemptions and repurchases of Indebtedness of PDVSA Finance.

    "Debt Service Coverage Ratio" means, on any Date of Determination, (x)(i) the aggregate amount of payments made to PDVSA Finance by obligors with respect to Purchased Receivables plus (ii) capital contributions in the form of cash or Permitted Investments (net of Restricted Payments during such period) obtained by PDVSA Finance, in each case during the 90-day period preceding the Date of Determination (or, in the case that the Date of Determination is less than 90 days after the date on which the Receivables Purchase Agreement came into force, for the period from such date to the Date of Determination (the "Phase-In Period") multiplied by a fraction, the numerator of which is 90 days and the denominator of which is the number of days in the Phase-In Period) divided by (y) the Debt Service Requirement.

A–3

    "Debt Service Requirement" means, on any Date of Determination, the aggregate amount of Scheduled Debt Service for the period of 90 consecutive days immediately following the Date of Determination.

    "Delinquent Receivable" shall mean a Purchased Receivable of a Designated Customer that has not been paid by no later than five Business Days after such Receivable became due.

    "Designated Customer" shall mean, a Customer that is:

     (i) listed on Schedule I to the Receivables Purchase Agreement on the date of the Receivables Purchase Agreement] and as to which PDVSA Petróleo has delivered to PDVSA Finance a fully executed copy of a Designated Customer Notice together with a fully executed acknowledgment of receipt thereof by such Person; or

    (ii) listed on Schedule I pursuant to a Customer Inclusion and as to which PDVSA Petróleo has satisfied the conditions and requirements set forth in Sections 6.13(c)(ii) and 4.03 of the Receivables Purchase Agreement.

    "Designated Customer Notice" shall mean, with respect to any Designated Customer, a notice in the form of Exhibit A to the Receivables Purchase Agreement with blanks appropriately completed and duly executed by the parties to the Receivables Purchase Agreement on or prior to the date of the first Sale to PDVSA Finance of Receivables of such Designated Customer.

    "Determination Date" shall mean, with respect to each Receivable, the date on which such Receivable is Generated, unless such Receivable has been Generated prior to its Purchase Date, in which case it shall be the Purchase Date.

    "Discount Rate" shall mean, with respect to any Purchased Receivable, the weighted average of the yield of PDVSA Finance's outstanding Indebtedness on the Purchase Date on which such Purchased Receivable is Sold to PDVSA Finance pursuant to Section 2.01 plus 50 basis points. For purposes of this definition, the weighted average yield of PDVSA Finance's Indebtedness outstanding on any Purchase Date shall be determined by (i) summing the products of the principal amount of each Indebtedness multiplied by the interest rate applicable thereto on such Purchase Date (including, for purposes of determining such interest rate, any additional amounts that would be payable by PDVSA Finance as of the date of determination in connection with any payment of principal, premium or interest on such Indebtedness pursuant to the terms of such Indebtedness) and (ii) dividing such sum by the aggregate principal amount of Indebtedness outstanding as of such Purchase Date. For purposes of this calculation, PDVSA Finance's costs and expenses incurred in connection with the issuance of any Indebtedness shall be treated as interest payable on such Indebtedness during the first interest period and the interest rate applicable to such Indebtedness during such period will therefore be calculated on a pro forma basis after giving effect to such costs and expenses. In the event of Indebtedness issued at a discount, for purposes of this calculation (i) the principal amount of Indebtedness will be the nominal principal amount thereof discounted to the Purchase Date and (ii) the interest rate will be the effective yield to maturity. In the event that PDVSA Finance has no Indebtedness outstanding on a Purchase Date, Discount Rate shall mean, with respect to any Purchased Receivables purchased on such Purchase Date, the discount rate agreed between PDVSA Finance and PDVSA Petróleo for such Purchase Date.

    "Disputed Receivable" shall mean the portion of a Receivable that has become subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment.

    "Duff & Phelps" means Duff & Phelps Credit Rating Co.

    "Eligible Customer" shall mean a Customer that (a) is a United States Person or a Canadian Person or (b) any other Customer identified by PDVSA Petróleo to PDVSA Finance and reasonably acceptable to PDVSA Finance provided that an opinion of counsel substantially to the effect of the

A–4

form of opinion set forth in Exhibit B to the Receivables Purchase Agreement is delivered to PDVSA Finance at the time such Customer is so identified.

    "Eligible Receivable" shall mean any Receivable (a)(i) for purposes of the definition of Purchased Receivable, of a Customer that, on the Determination Date corresponding to such Receivable, was an Eligible Customer and (ii) for purposes of Section 6.02 of the Receivables Purchase Agreement of a Customer that, on the day such Receivable was Generated, was an Eligible Customer, and (b) that (i) upon delivery of a final invoice to the Customer, which shall occur by no later than two days prior to the date on which such Receivable shall be due and payable, shall be an obligation to pay a sum certain and not subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment and (ii) is required to be paid in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relate, whether or not such Receivable is actually paid during such period.

    "Equity" means the total paid in capital, retained earnings and reserves of PDVSA Finance and the outstanding principal amount of any capital provided to PDVSA Finance by Petróleos de Venezuela in the form of subordinated debt which is subordinated on the terms set forth in the Fiscal Agency Agreement.

    "Fitch" means Fitch-IBCA Inc.

    "Generation" shall mean, with respect to any Receivable, the act and moment on which such Receivable first becomes an obligation of the Customer to pay PDVSA Petróleo. "Generate", "Generated" and "Ungenerated" shall have correlative meanings.

    "Governmental Authority" shall mean the government of Venezuela, the Cayman Islands or the United States, or of any state or other political subdivision therein or agency or instrumentality thereof.

    "Guarantee" means any obligation, contingent or otherwise, by any Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

    "Holder," "Holder of Notes," "Noteholder" or other similar terms mean the person in whose name such Note is registered in the security register kept by PDVSA Finance for that purpose in accordance with the terms of the Indenture.

    "IAS" shall mean the accounting standards promulgated by the International Accounting Standards Committee as in effect from time to time.

    "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to IAS or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the

A–5

foregoing); provided, however, that a change in IAS that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

    "Indebtedness" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money, (ii) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations Incurred in connection with the acquisition of Property, assets or businesses, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) any Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) any payment obligation of such Person under interest rate protection agreements or exchange rate contracts at the time of determination, (viii) any obligation to pay rent or other payment amounts of such Person with respect to any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a wholly owned Subsidiary of such Person or between one or more wholly owned Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a wholly owned Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its wholly owned Subsidiaries to which such Person is a party and (ix) any obligation of the type referred to in clauses (i) through (viii) of this paragraph of another Person (other than endorsements of negotiable instruments for deposit or collection in the ordinary course of business) and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise. For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Fiscal Agency Agreement or any Debt Agreement; provided, however, that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. Subordinated debt owed to PDVSA which constitutes Equity shall not be treated as "Indebtedness."

    "Investment" means, directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person; provided, however, that investments shall not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person. The purchase of Eligible Receivables by PDVSA Finance from PDVSA Petróleo pursuant to the Receivables Purchase Agreement shall not be considered an Investment.

    "Issuer Notice" means a written notice to PDVSA Finance from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or the representative of such holder) stating that such notice constitutes an "Issuer Notice" for purposes of the Fiscal Agency Agreement; provided that if the Debt Agreement pursuant to which such Indebtedness of PDVSA Finance is issued and outstanding contains specific procedures, conditions or requirements (including voting procedures) for the giving of an "Issuer Notice" thereunder, then no such notice shall constitute an "Issuer Notice" unless such procedures, conditions or requirements have been complied with.

A–6

    "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, or other security or similar agreement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Material Adverse Effect" shall mean (a) as used in the Receivables Documents (i) any material impairment of PDVSA Petróleo's ability to perform any of its material obligations or to comply with or conduct any of its business in accordance with any of its material representations, warranties, covenants or agreements under any Transaction Document or (ii) any material impairment of the interests, rights or remedies of PDVSA Finance or the Collection Agent under any Transaction Document and (b) as used in the Fiscal Agency Agreement and the Indenture, (i) any material impairment of PDVSA Finance's ability to perform any of its material obligations or to comply with or conduct its business in accordance with any of its material representations, warranties, covenants or agreements under any Transaction Document or (ii) any material impairment of the ability of PDVSA Finance to perform any of its payment obligations or other obligations under any Debt Agreement.

    "MBPD" means thousands of barrels per day.

    "Moody's" means Moody's Investors Services, Inc.

    "Net Invoice Amount" shall mean, with respect to any Receivable due from any Customer, the amount billed by PDVSA Petróleo to such Customer on account of Products lifted by, or delivered to, such Customer, as the case may be, net of any setoff, reduction or negative adjustment of such amount, whether pursuant to a credit memorandum or otherwise.

    "Oil" shall mean crude oil.

    "Penalty Interest" shall mean any late payment or default, interest or finance charges assessed against or payable by any Customer by reason of such Customer's failure to pay the full Net Invoice Amount of any Receivable on or prior to the due date of the Receivables Purchase Agreement.

    "Permitted Investments" means (i) securities issued or unconditionally and fully guaranteed or insured by the full faith and credit of the government of the United States or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (ii) obligations issued or fully guaranteed by the government of Canada, Switzerland or any member country of the European Union or any state of the United States of America or of any of such other governments or any political subdivision of any such state or any agency or public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from Moody's and S&P and, if rated by Duff & Phelps or Fitch, from any such rating agency, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, banker's acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million and rated at least A or its equivalent by Moody's and S&P and, if rated by Duff & Phelps or Fitch, by any such rating agency, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (i), (ii) and (iii), above, entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper or other debt instruments having one of the two highest ratings obtainable from Moody's and S&P and, if rated by Duff & Phelps or Fitch, from any such rating agency, and in each case maturing within one year after the date of acquisition and (vi) investments in money market funds (including, without limitation, deposits in the VISTA Money Market Funds and any other fund for which the Fiscal Agent or any affiliate of the Fiscal Agent serves as an administrator, shareholder servicing agent and/or custodian or subcustodian), so long as such have one of the two highest ratings from Moody's and S&P and, if rated by any of Duff & Phelps or Fitch, from any such rating agency and invest exclusively in investments of the types described in clauses (i) through (v) above.

A–7

    "Permitted Liens" means Liens to secure the purchase price of Property or assets acquired by PDVSA Finance after the date of the Fiscal Agency Agreement, or to secure Indebtedness incurred solely to finance the acquisition of property or assets acquired by PDVSA Finance after the date of the Fiscal Agency Agreement (in each case other than Property or assets consisting of Purchased Receivables under the Receivables Purchase Agreement); provided, however, that such Lien is limited to the property or assets financed, secures Indebtedness in an amount not in excess of the purchase price of such property or assets, and is created within 180 days of the acquisition of such property or assets and that aggregate amount of Indebtedness outstanding at any time secured by such Liens shall not exceed $1,000,000.

    "Person" shall mean any individual, partnership, joint venture, firm, corporation, association, trust or other enterprise or any government or political subdivision or any agency, department or instrumentality thereof.

    "Products" shall mean Oil and refined petroleum products.

    "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, capital stock in any other Person.

    "Purchase Date" shall have the meaning set forth in Section 2.01(b) of the Receivables Purchase Agreement.

    "Purchase Price" shall have the meaning set forth in Section 2.01(b) of the Receivables Purchase Agreement.

    "Purchased Receivables" shall mean those Eligible Receivables of Designated Customers which have been Sold to PDVSA Finance pursuant to Section 2.01 of the Receivables Purchase Agreement, provided that, from and after the date on which PDVSA Petróleo repurchases or PDVSA Finance returns, pursuant to Section 4.04 of the Receivables Purchase Agreement, any Purchased Receivable previously Sold to PDVSA Finance, such Receivable shall cease to be a Purchased Receivable.

    "Rating Agency" shall mean, with respect to any outstanding Indebtedness of PDVSA Finance, any rating agency or agencies that has rated such Indebtedness at the request of PDVSA Finance.

    "Rating Category" means (i) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (ii) the equivalent of any such category of Moody's used by Duff & Phelps or Fitch, or any other Rating Agency. In determining whether the Rating Category of any series of Notes has decreased by one or more gradations, gradations within Rating Categories (1, 2 and 3 for Moody's or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to Moody's, a decline in a rating from Aa2 to Aa3, will constitute a decrease of one gradation). A Rating Category is "Investment Grade" if it is Baa3 or above with respect to Moody's.

    "Rating Date" means that date on which Change of Control occurs.

    "Rating Decline" means the occurrence on, or within three months after, the date of the occurrence of a Change of Control of any of the following events: (a) in the event any Indebtedness of PDVSA Finance is rated by any Rating Agency on the Rating Date as Investment Grade, the Rating Category of such Indebtedness of PDVSA Finance by any Rating Agency shall be decreased below Investment Grade as a result of such Change of Control, (b) in the event any Indebtedness of PDVSA Finance is rated by any, but not all, of the Rating Agencies on the Rating Date as Investment Grade, the Rating Category of such Indebtedness of PDVSA Finance by such Rating Agency shall be decreased below Investment Grade as a result of such Change of Control, or (c) in the event any Indebtedness of PDVSA Finance is rated below Investment Grade by all Rating Agencies on the Rating Date, the

A–8

Rating Category of such Indebtedness of PDVSA Finance by any Rating Agency shall be decreased by one or more gradations as a result of such Change of Control.

    "Receivables" shall mean, with respect to any Customer, the indebtedness, payment obligation and accounts receivable owed or to be owed by such Customer to PDVSA Petróleo arising from the Sale from time to time of Products to such Customer by PDVSA Petróleo in the ordinary course of business and in respect of which a bill of lading or an invoice has been issued to such Customer, together with (i) all of the rights and benefits (including, without limitation, Penalty Interest and all rights of rescission, replevin or reclamation and other remedies and damages) of PDVSA Petróleo which may arise from any of the foregoing, and all accounts (as defined under the UCC as in effect in the jurisdiction of the chief executive offices of such Customer), general intangibles (as defined under the UCC as in effect in the jurisdiction of the chief executive offices of such Customer) and contract rights associated with any of the foregoing, (ii) any Related Property and (iii) all Collections arising out of any of the foregoing.

    "Receivables Documents" shall mean the collective reference to the Receivables Purchase Agreement, the Servicing and Collection Agency Agreement and each Designated Customer Notice.

    "Redeemable Stock" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is required to be redeemed or is redeemable at the option of the holder thereof, in whole or part, or is exchangeable for debt at any time, in whole or in part, on or prior to the maturity date of any outstanding Indebtedness of PDVSA Finance.

    "Related Property" shall mean, with respect to each Receivable:

    (a) all of PDVSA Petróleo's interest in the Products the Sale of which gave rise to such Receivable;

    (b) all Liens and property subject thereto from time to time securing payment of such Receivable, whether pursuant to the contract related to such Receivable or otherwise; and

    (c) all guarantees, insurance, letters of credit and other agreements or arrangements of whatever character from time to time supporting or securing payment of such Receivable whether pursuant to the contract related to such Receivable or otherwise;

including in the case of clauses (b) and (c), without limitation, pursuant to any obligations evidenced by an account, note, instrument, contract, security agreement, chattel paper, general intangible or other evidence of indebtedness or security but excluding any amounts due to third parties for services rendered in connection with the Generation of such Receivable.

    "Republic" shall have the meaning set forth in the introductory paragraph of the Receivables Purchase Agreement.

    "Repurchase Adjustment" for any Receivables repurchased pursuant to Section 4.04 of the Receivables Purchase Agreement shall mean the Net Invoice Amount of such Receivable multiplied by (a) the Discount Rate multiplied by (b) a fraction the numerator of which is the number of days from and including the Purchase Date to but excluding the Repurchase Date of such Receivable and the denominator of which is 360.

    "Repurchase Date" shall have the meaning set forth in Section 4.04(a) of the Receivables Purchase Agreement.

    "Requirements of Law" shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or a final determination of a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject except

A–9

for any provision of such certificate of incorporation, by-laws, other organizational or governing documents, law, treaty, rule, regulation or final determination the violation of which will not have a Material Adverse Effect.

    "Rescission Adjustment" for any sale of a Purchased Receivable rescinded pursuant to Section 4.04 of the Receivables Purchase Agreement shall mean the Net Invoice Amount of such Receivable multiplied by (a) the Discount Rate multiplied by (b) a fraction the numerator of which is the number of days from and including the Purchase Date to but excluding the Rescission Date of such sale, and the denominator of which is 360.

    "Scheduled Debt Service" means, on any date, payments of principal of, and premium, if any, and interest on, and other amounts (including fees and commissions), in respect of, Indebtedness of PDVSA Finance that are scheduled to become due and payable on or after such date in amounts that are determinable as of such date.

    "Sell" shall mean sell, grant, transfer, convey and assign and "Sale" and "Sold" shall have correlative meanings.

    "Specified Event" means either of the following events: (i) upon notification to PDVSA Finance pursuant to a Specified Event Notice, (A) failure of PDVSA Finance to comply with any covenant referred to in clause (b)(i) under "Events of Default" and the continuation of such failure or (B) failure of PDVSA Petróleo to comply in any material respect with its obligation under the Receivables Purchase Agreement to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30°API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables Generated from sales of crude oil of less than 30°API gravity (for purposes of determining compliance with such obligation for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998), and, in either case, the continuation of such failure, or (ii) an Event of Default in paragraph (g) under "Description of Fiscal Agency Agreement—Events of Default" shall have occurred and be continuing.

    "Specified Event Notice" means a written notice to PDVSA Finance and the Fiscal Agent from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or other representative of such holder) stating that a Specified Event has occurred and is continuing, identifying such Specified Event and stating that such notice constitutes a "Specified Event Notice" for purposes of the Fiscal Agency Agreement; provided that if the Debt Agreement pursuant to which such Indebtedness is issued and outstanding contains specific procedures, conditions or requirements (including voting procedures) for the giving of a Specified Event Notice thereunder then no such notice shall constitute a "Specified Event Notice" unless such procedures, conditions or requirements have been complied with.

    "Subsidiary" shall mean, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person and/ or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.

    "Swap" shall mean the transaction between two parties to sell each other a currency with commitment to re-exchange the principal amount at the maturity of the deal.

A–10

    "Tax" shall mean any tax, duty, levy impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto) imposed by Venezuela or the Cayman Islands.

    "Total Liabilities to Equity Ratio" means (x) the aggregate outstanding principal amount of all Indebtedness Incurred by PDVSA Finance divided by (y) PDVSA Finance's Equity, in each case as of the date of determination.

    "Transaction Documents" means the collective reference to the Fiscal Agency Agreement, each Debt Agreement, the Receivables Documents and any other documents delivered pursuant to or in connection with the foregoing.

    "UCC" shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction. "United States" or "U.S." shall mean the United States of America.

    "United States" or "U.S." shall mean the United States of America.

    "United States Person" shall mean each Person organized under the laws of the United States or any state thereof.

A–11

Independent Auditors' Report

To the Board of Directors and Shareholder of
PDVSA Finance Ltd.:

    We have audited the accompanying balance sheet of PDVSA Finance Ltd. (a wholly owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) as of December 31, 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDVSA Finance Ltd. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

KPMG Alcaraz Cabrera Vázquez
/s/ GUSTAVO GONZÁLEZ BRACHE Gustavo González Brache Contador Público C.P.C. No 476
Caracas, Venezuela April 20, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and Board of Directors of
PDVSA Finance Ltd.

    In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of PDVSA Finance Ltd. (the Company), at December 31, 1999, and the results of its operations and its cash flows for the year ended December 31, 1999 and the period from March 18, 1998 (inception) through December 31, 1998, in conformity with International Accounting Standards (IAS). These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing, which are substantially similar to those in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the financial statements of PDVSA Finance Ltd. for any period subsequent to December 31, 1999.

ESPIÑEIRA, SHELDON Y ASOCIADOS
/s/ CARLOS HUGO ODREMÁN Carlos Hugo Odremán CPC 463
Caracas, Venezuela March 20, 2000

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.-PDVSA)

Balance Sheet

(Expressed in thousands of U.S. dollars)

	December 31,
	2000	1999
Assets
Current assets
Cash and cash equivalents (note 2f)	—	41,762
Liquidity account (note 3)	87,671	65,720
Current portion of unamortized premium on cross-currency swap (note 5)	4,039	—
Current purchased accounts receivable (includes 530,362 and 391,441 due from affiliates at December 31, 2000 and 1999, respectively) (note 4)	908,262	828,262
Rights to future (ungenerated) purchased accounts receivable (note 4)	2,979,235	3,031,863

Total current assets	3,979,207	3,967,607
Non-current asset
Unamortized premium on cross-currency swap (note 5)	9,652	—

Total assets	3,988,859	3,967,607

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	99,200	74,400
Accrued interest payable	31,558	32,472
Deferred income	3,208	3,171
Accruals and accounts payable	3,689	692
Current income tax payable (note 8)	18,669	14,043
Deferred income tax (note 8)	2,404	3,553

Total current liabilities	158,728	128,331
Long-term liabilities
Long-term debt (note 6)	3,113,040	3,225,000
Cross-currency swap (note 5)	22,760	—

Total liabilities	3,294,528	3,353,331

Shareholder's equity
Capital stock (note 9)	200,000	200,000
Additional paid-in capital (note 9)	300,000	300,000
Retained earnings	194,331	114,276

Total shareholder's equity	694,331	614,276

Total liabilities and shareholder's equity	3,988,859	3,967,607

The accompanying notes are an integral part of these financial statements.

F–2

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.-PDVSA)

Statement of Income

(Expressed in thousands of U.S. dollars)

	Years ended December 31,
			Period from March 18, 1998 (inception) through December 31, 1998
	2000	1999
Revenues
Income from discount of purchased accounts receivable (note 2c)	353,949	313,899	123,991
Other income	6,515	3,555	1,423

Total revenues	360,464	317,454	125,414
Interest expense (note 6)	(255,310)	(227,357)	(82,134)
Unrealized foreign exchange gains	13,686	14,475	—
Amortization of premium on cross-currency swap (note 5)	(3,534)	—	—
Loss on cross-currency swap (note 5)	(6,040)	—	—
General and administrative expenses (note 7)	(11,691)	(6,877)	(5,024)

Income before income taxes	97,575	97,695	38,256
Income tax expense (note 8)	(17,520)	(15,538)	(6,137)

Net income	80,055	82,157	32,119

The accompanying notes are an integral part of these financial statements.

F–3

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.-PDVSA)

Statement of Changes in Shareholder's Equity

Years ended December 31, 2000 and 1999 and period from March 18, 1998
(inception) through December 31, 1998
(Expressed in thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at March 18, 1998 (inception)	—	—	—	—
Capital stock (note 9)	200,000	—	—	200,000
Additional paid-in capital (note 9)	—	300,000	—	300,000
Net income	—	—	32,119	32,119

Balances at December 31, 1998	200,000	300,000	32,119	532,119
Net income	—	—	82,157	82,157

Balances at December 31, 1999	200,000	300,000	114,276	614,276
Net income	—	—	80,055	80,055

Balances at December 31, 2000	200,000	300,000	194,331	694,331

The accompanying notes are an integral part of these financial statements.

F–4

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A. - PDVSA)

Statement of Cash Flows

(Expressed in thousands of U.S. dollars)

	Years ended December 31,
			Period from March 18, 1998 (inception) through December 31, 1998
	2000	1999
Cash flows from operating activities:
Net income	80,055	82,157	32,119
Items not requiring cash
Deferred income tax	(1,149)	1,495	2,058
Unrealized foreign exchange gains	(13,686)	(14,475)	—
Amortization of premium on cross-currency swap	3,534	—	—
Loss on cross-currency swap	6,040	—	—
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(48,743)	(71,822)	(41,584)
Accrued interest payable	(913)	13,662	18,810
Accruals and accounts payable	2,997	(2,746)	3,438
Current income tax payable	5,754	9,964	4,079

Net cash provided by operating activities	33,889	18,235	18,920

Cash flows from investing activities:
Liquidity account	(22,153)	(25,895)	(39,592)
Collection of accounts receivable, net of discounts collected	12,974,605	6,886,031	3,994,912
Purchases of accounts receivable	(12,953,703)	(8,115,151)	(6,373,558)

Net cash used in investing activities	(1,251)	(1,255,015)	(2,418,238)

Cash flows from financing activities:
Current portion of long-term debt	24,800	74,400	—
Long-term debt	(24,800)	1,179,460	2,060,000
Repayment of debt	(74,400)	—	—
Capital stock and additional paid-in capital	—	—	364,000

Net cash provided by (used in) financing activities	(74,400)	1,253,860	2,424,000

Cash and cash equivalents
Net change for the period	(41,762)	17,080	24,682
At the beginning of the period	41,762	24,682	—

At the end of the period	—	41,762	24,682

Supplemental disclosure
Cash paid during the period for
Interest	256,223	213,695	63,324

Income tax	14,043	4,079	—

Non-cash activities
Accounts receivable contributed by shareholder	—	—	136,000

The accompanying notes are an integral part of these financial statements.

F–5

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

(All amounts in thousands of U.S. dollars)

(1) Incorporation and Operations

    PDVSA Finance Ltd. (the Company) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela, S.A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

    The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo y Gas, S.A. (PDVSA P&G), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA P&G.

    Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA P&G certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA P&G (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA P&G to the day on which the purchased Eligible Receivables is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA P&G's obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

    All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, has been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA P&G, to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2) Significant Accounting Policies

    The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

  (a) Statement of Compliance

    The financial statements have been prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC), and interpretations issued by the Standing Interpretations Committee of the IASC.

F–6

  (b) Basis of Presentation

    The financial statements are presented is U.S. dollars. They are prepared on the historical cost basis or using amounts which approximate fair value in the case of cash and cash equivalents, liquidity account, current purchased accounts receivable and rights to future purchased accounts receivable. The accounting policies have been consistently applied.

  (c) Revenue Recognition

    Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

  •
  Discounts on future (ungenerated) purchased accounts receivable and Eligible Receivables of Designated Customers that have not yet been generated by PDVSA P&G, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount or purchased accounts receivable and future Eligible Receivables.

  •
  Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA P&G, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

  •
  The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchase price for such Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA P&G. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA P&G (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At December 31, 2000 and 1999, the discount rate was 8.40%, and 8.42%, respectively.

  (d) Deferred Income Tax

    The Company defers income tax related to revenue earned but which has not been collected.

  (e) Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

  (f) Cash Flows

    For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of less than three months.

F–7

  (g) Foreign Currency Transactions

    Transactions in foreign currency are recorded in dollars at the rate of exchange at the date of the transaction. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translations of assets and liabilities denominated in foreign currencies are included in the statement of income.

  (h) Segment Reporting

    The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

  (i) Reconciliation to Accounting Principles Generally Accepted in the United States of America (U.S. GAAP)

    The Company's financial statements are prepared in accordance with International Accounting Standards (IAS). As of and for the year ended December 31, 2000 and 1999 and for the period from March 18,1998 (inception) through December 31, 1998, there are no material differences between U.S. GAAP and IAS affecting the financial statements.

(3) Liquidity Account

    Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement) dated May 14, 1998 among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg, S.A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account". Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At December 31, 2000 and 1999, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4) Current and Future Purchased Accounts Receivable

    Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA P&G. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA P&G for such receivables plus accrued discounts and debt offering costs. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA P&G for funds advanced toward payments of Eligible Receivables. PDVSA P&G satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA P&G, without regard to any concentration limit by Designated Customers.

(5) Financial Instruments

    The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are high-quality securities currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA P&G upon generation) represent

F–8

amounts paid to PDVSA P&G on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA P&G after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA P&G, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA P&G's failure to perform certain of its covenants under the RPA, the Company may choose to require PDVSA P&G to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA P&G's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA P&G's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and to PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA P&G. Under the terms of the RPA, absent a failure by PDVSA P&G to comply with its covenants, the Company has no recourse against PDVSA P&G in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. At December 31, 2000 and 1999, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

    On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its E200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

    The cross-currency swap has been marked to the spot exchange rate at December 31, 2000 and the premium on the swap, representing the difference between the spot and forward rates at the initiation date, is being amortized over the life of the contract, using the interest method. The Company's existing cross currency swap does not qualify for hedge accounting treatment under IAS No. 39 or SFAS No. 133, as amended. As a result the Company will account for this derivative as a speculative contract and futures changes in the fair value of this derivative would be recorded in the income statement. On January 1, 2001 the fair value of the cross-currency swap is US$27,379 and under IAS 39 "Financial Instruments: Recognition and Measurement" the Company would record an adjustment of US$18,310, reducing the balance of retained earnings at January 1, 2001 reflecting the change of adopting a new accounting principle. Under SFAS No. 133, the Company would record an expense of US$18,310 in the statement of income, reflecting the change of adopting a new accounting principal. The carrying value of all other financial instruments approximate fair value except for long-term debt which is disclosed in Note 6.

F–9

(6) Long-Term Debt

    Long-term debt is summarized as follows:

	December 31,
	2000	1999
6.450% Notes due 2002 through 2004	400,000	400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	325,600	400,000
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	188,640	201,400
10.395% Notes due 2012 through 2014	38,000	38,000

	3,212,240	3,299,400
Less current portion of long-term debt	(99,200)	(74,400)

Total long-term debt	3,113,040	3,225,000

    Future maturities of long-term debt at December 31, 2000 are as follows:

Year
2002	284,287
2003	345,983
2004	210,283
2005	317,783
2006 and thereafter	1,954,704

3,113,040

    On May 14, 1998, the Company issued US$1,800 million in unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

    On November 10, 1998, the Company incurred US$260 million of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of US$13 million, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium.

    The notes were purchased at par value by PDV America, Inc. (PDV America), an indirect wholly owned subsidiary of PDVSA.

    On April 8, 1999, the Company issued US$1,000 million in unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and E200 million (US$188.6 million at December 31, 2000) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

F–10

    The US$ 1,000 million notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged US$1,000 million aggregate principal amount of the new notes for an equal aggregate principal amount, respectively, of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

    On July 2, 1999, the Company incurred US$38 million of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in 8 equal quarterly installments of US$4.75 million, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

    The estimated fair value of the Company's long-term debt at December 31, 2000 and 1999 was US$2,851 million and US$2,809 million, respectively. Fair value is estimated based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.

    The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

(7) Transactions with Shareholder and Affiliated Companies

    PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services. In connection with the issuance of the unsecured notes in May 1998, the Company incurred offering costs and underwriters discounts of approximately US$23,000. In accordance with the terms of the RPA, such amounts were recovered from PDVSA P&G. Additionally, the Company recovered all the offering costs and underwriters discounts of approximately US$22,000 incurred in connection with the issuance of the unsecured notes in April 1999 from PDVSA P&G in accordance with the terms of the RPA.

    Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA P&G acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA P&G (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the years ended December 31, 2000 and 1999 and the period from March 18 (inception) through December 31, 1998, the Company incurred US$10,624, US$5,704 and US$3,277 of fees payables to the Servicer under the Servicing and Collection Agency Agreement, respectively. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred US$14, US$10 and US$4 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the "Investment Manager").

    The Eligible Receivables purchased with related entities for the year ended December 31, 2000 and 1999 were US$530,362 and US$391,441 respectively.

F–11

    As of December 31, 2000 and 1999, the Company had accrued the annual expense of US$2,852 and US$692 due to PDVSA P&G and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement. Such amounts are recorded under general and administrative expenses.

(8) Income Taxes

    The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. The deferred income tax liability relates to income tax expense on revenue earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected.

    Income tax expense (benefit) comprises the following:

	Year Ended December 31,
			Period from March 18 (inception) through December 31, 1998
	2000	1999
Current	18,669	14,043	4,079
Deferred	(1,149)	1,495	2,058

	17,520	15,538	6,137

(9) Shareholder's Equity

    The authorized share capital of the Company consists of 200 million ordinary shares, US$1.00 par value per share, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

    During April and May 1998, the Company received capital contributions totaling US$500 million, comprised of approximately US$136 million in accounts receivable and approximately US$364 million in cash. Of these US$500 million, US$200 million represents capital stock and US$300 million represents additional paid-in capital.

(10) Commitments and Contingencies

    In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA P&G, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA P&G's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA P&G. Neither the Bolivarian Republic of Venezuela, PDVSA and PDVSA P&G nor any of PDVSA's other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

F–12

(11) Significant Agreements

    The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

  (a) The Receivables Purchase Agreement

    Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA P&G, and PDVSA P&G sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA P&G, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA P&G (as adjusted) plus 50 basis points (see note 2(c)).

  Covenants

    PDVSA P&G has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA P&G during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30o API gravity and (y) 80% of PDVSA P&G's total Eligible Receivables generated from sales of crude oil of less than 30o API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

  Guarantees

    PDVSA has guaranteed the performance by PDVSA P&G of its obligations under the RPA.

  Repurchase of Receivables

    PDVSA P&G shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables except that PDVSA P&G may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time PDVSA P&G shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA P&G, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA P&G, and PDVSA P&G will, in consideration therefore, transfer to the Company an amount equal to the net invoice

F–13

amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA P&G to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA P&G and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA P&G and PDVSA P&G will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

  Termination

    The RPA may be terminated by the parties at any time, after 90 days following notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

  (b) The Servicing and Collection Agency Agreement

    Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA P&G has been appointed to act as the Servicer.

  Duties of the Collection Agent

    Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA P&G as a result of the purchase of crude oil products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

  Duties of the Servicer

    The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA P&G to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA P&G), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA P&G).

F–14

EXHIBIT LIST

Exhibit No:	Description
Exhibit 1.2
By-Laws of PDVSA Finance (incorporated herein by reference to Exhibit 3.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2
Senior Indenture, dated as of May 14, 1998 between PDVSA Finance and the Chase Manhattan bank, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission November 27, 1998).
Exhibit 2.1
First Supplemental Indenture, dated as of May 14, 1998, between PDVSA Finance and the Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission November 27, 1998).
Exhibit 2.2
Second Supplemental Indenture, dated as of April 8, 1999 between PDVSA Finance and the Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 2.2 of the Annual Report on Form 20-F of PDVSA Finance Ltd. filed with the U.S. Securities and Exchange Commission on June 11, 1999).
Exhibit 2.3
Fiscal and Paying Agency Agreement, dated as of May 14, 1998 among PDVSA Finance, The Chase Manhattan Bank, as Fiscal Agent and The Chase Manhattan Bank, Luxembourg, S.A., as paying agent (incorporated herein by reference to Exhibit 4.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance Ltd. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998). Receivables Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.4
Receivables Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.5
Servicing and Collection Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.6
Separateness Agreement (incorporated herein by reference to Exhibit 10.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.7
Senior Loan dated November 10, 1998, consisting of the issuance by PDVSA Finance of promissory notes to PDV America, Inc. (incorporated herein by reference to Exhibit 2.7 of the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 11, 1999).
Exhibit 2.8
Senior Loan dated July 2, 1999, consisting of a promissory note issued to PDV America, Inc. (incorporated herein by reference to Exhibit 10.23 of the Annual Report of PDV America, Inc. filed with the U.S. Securities and Exchange Commission on March 20, 2000).

1

Exhibit 2.9
PDVSA Finance/Credit Suisse Financial Products Currency SWAP dated January 28, 2000 (incorporated herein by reference to Exhibit 2.9 of the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 26, 2000).
Exhibit 99.1
Annual Report on Form 20-F of Petróleos de Venezuela, S.A., for the year ended December 31, 2000, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-12142) on June 27, 2001 (incorporated herein by reference).
Exhibit 99.2
The consolidated financial statements of CITGO Petroleum Corporation for the year ended December 31, 2000, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-14380) on March 21, 2001 (incorporated herein by reference).
Exhibit 99.3	U.S. Market Analysis of Venezuelan Crude Oil and Refined Products by Purvin & Gertz, Inc., dated May 2001.

2

QuickLinks

TABLE OF CONTENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
PART I
Composition of PDVSA's Exports
Average sales prices of PDVSA Exports(1)
Profile of Crude Oil Sales to Designated Customers for the Year Ended December 31, 2000
Profile of Crude Oil Sales to Designated Customers for the Year Ended December 31, 1999
Crude Oil Exports to Designated Customers Historic Sales 1998 through 2000
Accounts Receivable by Customer Affiliation for Designated Customers (crude oil only)
Profile of Refined Petroleum Products Sales to Designated Customers For the Year Ended December 31, 2000
For the Year Ended December 31, 1999
Refined Petroleum Products Exports to Designated Customers Historic Sales 1998 through 2000
Accounts Receivable by Customer Affiliation For Designated Customers (Refined Petroleum Products only)
PART III
SIGNATURES
GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER "ITEM 10.C MATERIAL CONTRACTS"
Independent Auditors' Report
REPORT OF INDEPENDENT ACCOUNTANTS
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.-PDVSA)
Balance Sheet (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.-PDVSA)
Statement of Income (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.-PDVSA)
Statement of Changes in Shareholder's Equity Years ended December 31, 2000 and 1999 and period from March 18, 1998 (inception) through December 31, 1998 (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA) Statement of Cash Flows (Expressed in thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA) Notes to the Financial Statements (All amounts in thousands of U.S. dollars)
EXHIBIT LIST