Form 20-F
period 2001-12-31
PDVSA FINANCE LTD
filed 2002-06-17
CIK 1074512

Use these links to rapidly review the document
PART III
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on June 14, 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File No. 333-09678

PDVSA Finance Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Caledonian Bank & Trust Ltd.
Caledonian House
P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None

Securities to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$400,000,000 6.450% Notes due 2004	$400,000,000 8.750% Notes due 2004
$300,000,000 6.650% Notes due 2006	$250,000,000 9.375% Notes due 2007
$300,000,000 6.800% Notes due 2008	$250,000,000 9.750% Notes due 2010
$500,000,000 8.500% Notes due 2012	$400,000,000 7.400% Notes due 2016
$100,000,000 9.950% Notes due 2020	$400,000,000 7.500% Notes due 2028

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 200,000,000 shares of common stock of PDVSA Finance Ltd. were outstanding as of December 31, 2001.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17 ☐    Item 18 ☒

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The annual report on Form 20-F of Petróleos de Venezuela, S.A. for the year ended December 31, 2001, first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on June 14, 2002, is incorporated herein by reference.

        The consolidated financial statements of CITGO Petroleum Corporation for the year ended December 31, 2001 are incorporated herein by reference to the annual report on Form 10-K of CITGO for the year ended December 31, 2001, first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 28, 2002.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Item 4.B Business overview" relating to the operation and performance of PDVSA Finance Ltd., Petróleos de Venezuela, S.A. and PDVSA Petróleo, S.A. (together with its predecessor, "PDVSA Petróleo") and under the caption "Item 5. Operating and Financial Review and Prospects" are forward-looking statements. Such statements are subject to certain risks and uncertainties, such as changes in import controls or import duties, levies or taxes in international markets and changes in prices or demand for products produced by PDVSA Petróleo or its subsidiaries or affiliates in international markets as a result of competitive, economic and other factors. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements.

        The annual report of Form 20-F of Petróleos de Venezuela for the fiscal year ended December 31, 2001, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained therein, see "Factors Affecting Forward-Looking Statements" on page ii thereof.

ii

        As used in this annual report references to "dollars" or "$" are to the lawful currency of the United States. When used in this annual report, the terms "we," "our,""us" and "PDVSA Finance" refer to PDVSA Finance Ltd., the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A. and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

3.A  Selected financial data

        The following selected financial data have been derived from our audited financial statements. Our financial statements have been audited by KPMG Alcaraz Cabrera Vázquez (a member firm of KPMG International), our independent accountants for the years 2001 and 2000, whose audit report refers to a change in accounting for derivative instruments in 2001, and Espiñeira, Sheldon y Asociados (a member firm of PricewaterhouseCoopers L.L.P.), our independent accountants for 1999.

        Our financial statements are prepared and presented in accordance with International Accounting Standards ("IAS"). Although there are a number of significant differences between IAS and Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP"), as of and for the years ended December 31, 2001, 2000 and 1999, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income, except for the recording of the transition adjustment as of January 1, 2001 resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133. See note 2(j) to our financial statements.

        The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements that are included elsewhere herein, "Item 5. Operating and Financial Review and Prospects" herein, and the consolidated financial statements of Petróleos de Venezuela and the section entitled "Item 5. Operating and Financial Review and Prospects," both of which are included in the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2001. Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2001 is incorporated by reference herein.

	Years ended December 31,
	2001	2000	1999
	($ in thousands)
Income Statement Data:
Operating revenues	$354,377	$353,949	$313,899
Total revenues	358,607	360,464	317,454
Interest expense	(252,285)	(255,310)	(227,357)
General and administrative expenses	(8,723)	(11,691)	(6,877)
Income before income taxes	99,142	97,575	97,695
Income tax expense	(17,542)	(17,520)	(15,538)
Net income(1)	81,600	80,055	82,157

	December 31,
	2001	2000	1999
	($ in thousands)
Balance Sheet Data (at end of period):
Current purchased accounts receivable	$588,170	$908,262	$828,262
Rights to future (ungenerated) purchased accounts receivable	3,737,332	2,979,235	3,031,863
Total assets	4,456,632	3,988,859	3,967,607
Long-term debt	3,320,092	3,113,040	3,225,000
Total liabilities	3,699,011	3,294,528	3,353,331
Capital stock	200,000	200,000	200,000
Shareholder's equity(1)	757,621	694,331	614,276

(1)
If the change in accounting for derivative financial instruments in 2001 had been recorded in accordance with U.S. GAAP, a cumulative effect adjustment of $18.3 million would have been recorded in our income statement and our reported net income would have been $63.3 million. The difference in accounting between IAS and U.S. GAAP had no impact on shareholder's equity for 2001.

                We have not declared any dividends since our inception.

3.D  Risk factors

        You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this annual report. See "Factors Affecting Forward-Looking Statements."

Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is dependent on the ability of PDVSA Petróleo to sell crude oil and other refined petroleum products and on the operations of Petróleos de Venezuela and PDVSA Petróleo over which we have no control.

        We do not produce, transport, refine or sell crude oil or other refined petroleum products. We have no control over Petróleos de Venezuela or any of its subsidiaries or affiliates, including PDVSA Petróleo, or any of their operations. Accordingly, our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness depends on the ability of PDVSA Petróleo to sell enough crude oil and other petroleum products to designated customers over time to generate sufficient eligible receivables. Significant delays or disruptions in the production of crude oil by PDVSA for a substantial period, due to competitive, economic or other factors beyond our control, may materially and adversely affect the ability of PDVSA Petróleo to generate sufficient eligible receivables for our purchase.

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

        Designated customers may reduce the amount of oil they purchase.    PDVSA Petróleo can generate the eligible receivables of designated customers that we purchase from them only if the designated customers have a continuing need for and ability to purchase crude oil and refined petroleum products from PDVSA Petróleo. A designated customer's demand for these products from PDVSA Petróleo could decrease for a variety of reasons, including:

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

        PDVSA Petróleo may not produce sufficient crude oil and refined petroleum products to generate enough eligible receivables.    PDVSA Petróleo's ability to generate eligible receivables also depends on its maintaining sufficiently high production levels. In order to maintain production levels, PDVSA Petróleo may need to find additional reserves as existing reserves are depleted and invest in new production facilities as existing facilities become obsolete. The reserves and production activities of PDVSA Petróleo are critical to the future creation of receivables. Additionally, significant delays or disruptions in the production of crude oil by PDVSA for a substantial period, due to competitive, economic or other factors beyond our control, may materially and adversely affect the ability of PDVSA Petróleo to generate sufficient eligible receivables for our purchase. We have no control over PDVSA Petróleo or any of its subsidiaries and cannot guarantee that PDVSA Petróleo will be able to maintain a sufficient production of crude oil and refined petroleum products or find additional reserves or invest in new facilities.

        See "Item 4.B Business overview—PDVSA's customers and receivables."

If collections on purchased receivables are held in the retention account, cash flow available to PDVSA Petróleo could be reduced, which could hurt PDVSA Petróleo's ability to produce oil and generate eligible receivables.

        If the provisions of the Fiscal Agency Agreement requiring the funding of the retention account are triggered, the resulting distribution of collections on purchased receivables into the retention account could significantly reduce our ongoing purchases of eligible receivables, which could in turn reduce PDVSA Petróleo's operating cash flow. Any reduction in cash flow available to PDVSA Petróleo to fund its operations on a day-to-day basis could impair its ability to produce oil and, in turn, its ability to meet its obligations under existing sales contracts relating to purchased receivables and its ability to enter into new ones.

        For an explanation of the circumstances in which collections will be paid into the retention account, see "Item 10.C Material contracts—The Fiscal Agency Agreement."

If PDVSA Petróleo fails to generate eligible receivables that we have already purchased, we have no recourse to Petróleos de Venezuela or PDVSA Petróleo.

        We purchase receivables that PDVSA Petróleo will generate in the future. To the extent that the time between the purchase and generation of future purchased receivables increases, we will bear the generation risks for a longer period. In addition, we cannot guarantee that current market conditions will continue to prevail. Since we have no recourse to Petróleos de Venezuela or PDVSA Petróleo except in limited circumstances, we alone bear the risk that PDVSA Petróleo will not be able to generate the future eligible receivables for which we have already paid.

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

        There are only two limited situations in which we may rescind our purchases of eligible receivables and claim repayment of the purchase price from PDVSA Petróleo. We may rescind our purchases if:

  •
  a receivable was sold to us pursuant to an inaccurate representation or warranty at the time of sale or if a receivable was owing by a designated customer that was not an eligible customer as of the applicable date of determination; or

  •
  PDVSA Petróleo does not comply with covenants in the Receivables Purchase Agreement designed to ensure the continuity of its operations and its ability to sell eligible receivables on an ongoing basis.

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

        This risk is not necessarily spread over a large number of designated customers. There is no concentration limit on purchased receivables owing from a particular customer, nor is there a concentration limit on purchased receivables owing from affiliates of Petróleos de Venezuela, either individually or in the aggregate. This means that one or a few designated customers could come to represent a substantial portion of the collections that we are owed on purchased receivables, subjecting us to the risk that even a single customer's failure to pay could impair our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness. Certain designated customers accounted for more than 10% of PDVSA Petróleo's total sales to designated customers during 2001. However, because there is no concentration limit on purchased receivables owing from a particular customer, nor any restriction on the ability of PDVSA Petróleo to channel its exports towards or away from any particular customer, we cannot predict what percentage of PDVSA Petróleo's sales will be attributable to any given customer in any future period. The composition of the pool of receivables owned by us is likely to vary over time, reflecting fluctuations in the level of demand by each of PDVSA Petróleo's customers.

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

        We have been advised by our counsel in Venezuela and in the Cayman Islands that transfers of eligible receivables under the Receivables Purchase Agreement should qualify as sales under the laws of those jurisdictions. However, no legal precedent in either of these jurisdictions directly supports that advice. Therefore, we cannot assure you that a court in a relevant jurisdiction would consider the transfer of eligible receivables from PDVSA Petróleo to us to be sales. If the transfer is not treated as a sale, we may have difficulty making payments on our outstanding indebtedness and any future indebtedness if PDVSA Petróleo becomes insolvent or subject to bankruptcy or equivalent proceedings.

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

        Petróleos de Venezuela and PDVSA Petróleo are decentralized public entities of the government of Venezuela and the government, through Petróleos de Venezuela, controls PDVSA Petróleo. Because the government is a foreign sovereign, claimants may not be able to obtain a judgment in a United States court against Petróleos de Venezuela or PDVSA Petróleo.

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

        Under Venezuelan tax law, if we are considered an "offshore financial institution not domiciled in Venezuela," or a "qualified financial institution," any income of Venezuelan origin that we receive by purchasing receivables at a discount under the Receivables Purchase Agreement would be subject to withholding tax at the rate of 4.95%.

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

        Petróleos de Venezuela.    Petróleos de Venezuela is organized under the laws of the Bolivarian Republic of Venezuela and all of its directors and officers, as well as some of the experts named in this annual report, reside outside the United States. All or a substantial portion of the assets of Petróleos de Venezuela, and of these persons, are located outside the United States. As a result, you may not be able to effect service of process on Petróleos de Venezuela, its directors or officers or the experts within the United States. You also may not be able to enforce in the United States judgments obtained against Petróleos de Venezuela, its directors or officers or the experts. Accordingly, you may not be able to enforce in the United States any judgments based on the civil liability provisions of the federal securities laws of the United States. We do not know whether you would be able to enforce liabilities based on the federal securities laws of the United States in the Bolivarian Republic of Venezuela. We also do not know whether Venezuelan courts would enforce judgments of United States courts based on the civil liability provisions of the federal securities laws of the United States.

PDVSA's business depends substantially on international prices for crude oil and refined petroleum products and such prices are volatile. A decrease in such prices could materially and adversely affect PDVSA's business.

        PDVSA's business, financial condition, results of operations and prospects depend largely on international prices for crude oil and refined petroleum products. Historically, prices of international crude oil and refined petroleum products have been volatile and have fluctuated widely due to various factors that are beyond our control, including:

  •
  changes in global supply and demand for crude oil and refined petroleum products,

  •
  political events in major oil producing and consuming nations,

  •
  agreements among OPEC members,

  •
  the availability and price of competing products,

  •
  actions of commodity markets participants and competitors,

  •
  international economic trends,

  •
  currency exchange fluctuations, and

  •
  inflation.

        Historically, members of the Organization of Petroleum and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other OPEC members. Since 1998, OPEC's production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

        A reduction in PDVSA's crude oil production or export activities or a decline in the prices of crude oil and refined petroleum products for a substantial period could materially and adversely affect the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness.

Risks related to the Venezuelan government's ownership, regulation and supervision of PDVSA.

        The Bolivarian Republic of Venezuela is the sole owner of Petróleos de Venezuela. Petróleos de Venezuela is owned and controlled by the Venezuelan government that regulates and supervises its operations. The President of Venezuela appoints the members of Petróleos de Venezuela's board of directors by an executive decree. However, the Bolivarian Republic of Venezuela is not legally liable for the obligations of Petróleos de Venezuela, including its guarantees of indebtedness of its subsidiaries, or the obligations of its subsidiaries.

        Petróleos de Venezuela has been operated as an independent commercial entity since its formation. However, at the end of February 2002, PDVSA personnel initiated labor actions against political decisions of the Venezuelan government relating to PDVSA matters. These protests resulted in a brief period of disruption in production at certain PDVSA refineries and shipping terminals in Venezuela. Although operations returned to normal, a prolonged labor action could have a material adverse effect on the generation of eligible receivables by PDVSA Petróleo. We have no control over the occurrence of such developments and cannot assure you that similar events will not occur in the future. In addition, we cannot assure you that the Venezuelan government will not in the future intervene in our commercial affairs in a manner that will adversely affect our business. For instance, through Petróleos de Venezuela, the government could cause PDVSA Petróleo to reduce production or limit future capital expenditure to levels that would limit PDVSA Petróleo's ability to generate the necessary flow of receivables to support payments on our indebtedness.

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

        Under Venezuelan law, the hydrocarbon reserves that PDVSA develops and operates belong to the Bolivarian Republic of Venezuela and not to PDVSA. The exploration and exploitation of these hydrocarbon reserves are reserved to the Bolivarian Republic of Venezuela. Petróleos de Venezuela was formed by the government of Venezuela to coordinate, monitor and control its operations that relate to hydrocarbons.

        While Venezuelan law requires that the Bolivarian Republic of Venezuela retain exclusive ownership of Petróleos de Venezuela, it does not require the Bolivarian Republic of Venezuela to continue to conduct its crude oil exploration and exploitation activities through PDVSA. See "Item 7.A Major shareholders" of Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2001, incorporated herein by reference. If the government elects to conduct its hydrocarbon activities other than through PDVSA, PDVSA's operations, including the ability PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness, could be negatively affected.

PDVSA is subject to production, equipment, transportation and other risks that are common to oil and gas companies.

        PDVSA is an integrated oil and gas company and is exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production volume due to changes in reserve levels, production accidents, mechanical difficulties, adverse natural conditions, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities. See "Item 4.B Business overview—Exploration and Production" of Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2001 which is incorporated herein by reference.

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

        Our registered office is located at Caledonian Bank & Trust, Ltd., Caledonian House, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands and our telephone number is 011-345-949-0050.

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

7
Unless certain events have occurred and are continuing, Collections corresponding to PDVSA Finance's interest in such Receivables will be transferred to PDVSA Finance. The Collection Agent allocates the payments received from the Designated Customers to PDVSA Finance and the Retention Account, if applicable, in accordance with the Servicing and Collection Agency Agreement. PDVSA Finance maintains the Liquidity Facility at an amount at least equal to the aggregate amount of Scheduled Debt Service PDVSA Finance is next scheduled to pay under each of its debt agreements, including the Notes and other Indebtedness, provided that at any date the balance of the Liquidity Facility shall be at least equal to the aggregate amount of Scheduled Debt Service scheduled to be paid within the 30-day period following such date. Subject to certain limitations, amounts owing to the holders of Notes because of acceleration of the maturity of the Notes will be made from the Retention Account. See "Item 10.C Material contracts—The Receivables Purchase Agreement."

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

PDVSA's customers and receivables

        Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and/or refined petroleum products and not on sales revenue. See note 15 to Petróleos de Venezuela's consolidated financial statements, incorporated herein by reference to the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2001, for segment information regarding PDVSA Petróleo's operations. In addition, for an assessment of the market for Venezuelan crude oils and Venezuelan petroleum products relative to the present customer relationships and contracts of PDVSA, with a particular focus on the United States and the designated customers, see the report entitled "U.S. Market Analysis—Venezuela Crude Oil and Refined Products" prepared by Purvin & Gertz, Inc., dated June, 2002, attached hereto as Exhibit 99.3.

        In 2001, PDVSA exported 2,065 thousand barrels per day ("MBPD") of crude oil or 67% of its total crude oil production. In addition, in 2001, PDVSA exported 697 MBPD of refined petroleum products produced in Venezuela. Of total exports of crude oil and refined petroleum products, 1,497 MBPD, or 54%, were sold to the United States and Canada.

        In 2001, PDVSA Petróleo exported 2,065 MBPD of crude oil, or 67% of its total crude oil production. Of total crude oil exports by PDVSA Petróleo in 2001, an aggregate of 1,190 MBPD were exported to the United States and Canada. In 2001, the total crude oil sales to customers (including customers outside of United States and Canada) who qualified as designated customers was 1,308 MBPD.

        For the year ended December 31, 2001, CITGO accounted for approximately 26% of PDVSA Petróleo's total sales, by volume, of crude oil and refined products to designated customers. Under the terms of our Notes (defined under "Item 10.C Material contracts—The Indenture"), the amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliated customers of PDVSA, whether individually or in the aggregate. Certain other designated customers accounted for 10% or more of PDVSA Petróleo's total sales to designated customers for the period from January through December 2001. Of crude oil exports not sold in the United States and Canada, 151 MBPD were sold in Europe, 573 MBPD in the Caribbean and Central America and 151 MBPD in South America and other destinations.

        Of total refined petroleum products produced in Venezuela in 2001, 458 MBPD were consumed in the domestic market and 697 MBPD were exported. Of total exports of refined petroleum products by PDVSA Petróleo in 2001, 307 MBPD were sold to the United States and Canada. In 2001, the total refined petroleum products sales to customers (including to customers outside of the United States and Canada) who qualified as designated customers was 127 MBPD. Affiliated customers of PDVSA accounted for 53% of refined product sales to designated customers and the remainder of refined product sales were to designated third parties. Of refined petroleum products not sold in the United States and Canada, 220 MBPD were sold in the Caribbean and Central America and 170 MBPD were exported to other destinations.

        Most of PDVSA Petróleo's crude oil customers are long-standing customers that have had relationships with PDVSA for 15 to 26 years. In 2001, approximately 66% of PDVSA Petróleo's crude oil export sales were made pursuant to PDVSA Petróleo's customary terms and conditions to customers with which it maintains long-standing commercial relationships. In 2001, approximately 21% of PDVSA Petróleo's total crude oil exports were made under long-term contracts for specified volumes to U.S. subsidiaries or affiliated customers of PDVSA, approximately 12% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliated customers of PDVSA and approximately 1% were sales under long-term contracts for specified volumes to third parties.

        A majority of PDVSA's crude oil customers receive shipments on a regular basis. In the aggregate, such shipments are for relatively constant volumes throughout the year. As a result, other than with respect to certain U.S. producers of asphalt that purchase crude oil primarily from late spring through early fall, there is little seasonality in PDVSA's sales volumes of crude oil. Crude oil customers are invoiced pursuant to pricing formula set forth in the applicable contracts, which are generally based on market prices and standard payment terms of 30 days after delivery of crude oil or refined petroleum products. In 2001, over 92% of the invoices for crude oil and refined petroleum product export sales were paid on time and in accordance with the established credit terms.

        The evaluation of the credit worthiness of each potential customer is undertaken by PDVSA Petróleo's credit unit. The credit unit recommends specific credit limits, terms and conditions for each potential customer, including the requirement for a letter of credit issued by a qualified bank in the case of customers that represent relatively higher degree of credit risk, based on its financial evaluation, the estimated business potential of such potential customer and its appraisal of current market conditions. PDVSA has a comprehensive program to monitor its outstanding receivables. PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and currently carries on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries representing approximately 0.4% of PDVSA's total accounts receivable as of December 31, 2001. Based upon PDVSA's historical experience of not having any credit losses and based upon PDVSA's review of its receivables outstanding at December 31, 2001, PDVSA did not carry any allowance for credit losses at December 31, 2001. There can be no assurance, however, that loss and delinquency for the receivables, including purchased receivables, in the future will be similar to that experienced in the past. See "Item 4.B Business Overview—Credit and Collection Policies."

        The following tables set forth the composition and average prices of PDVSA's exports of crude oil and refined petroleum products for the years 1999 through 2001:

Composition of PDVSA's Exports

	Year Ended December 31,
	2001		2000		1999
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)
Crude oil(1):
Light (API gravity of 30° or more)	659	32%	716	36%	1,010	52%
Medium (API gravity of 21° or more and less than 30°)	585	28	586	29	264	14
Heavy and extra-heavy (API gravity of less than 21°)	821	40	696	35	649	34
Reconstituted(2)	—	—	—	—	—	—
Subtotal	2,065	100%	1,998	100%	1,923	100%
Refined petroleum products:
Gasoline/Naphtha	165	24%	186	23%	210	24%
Distillate(3)	241	35	294	36	332	39
Low sulfur residual	3	—	29	3	34	4
High sulfur residual	189	27	187	23	129	15
Liquid petroleum gas	44	6	43	5	61	7
Other	55	8	86	10	95	11
Subtotal	697	100%	825	100%	861	100%
Total exports	2,762		2,823		2,784

(1)
Includes sales of crude oil to subsidiaries and affiliated refineries (including to the Isla refinery in Curacao) of 1,143, 973 and 969 MBPD in 2001, 2000 and 1999, respectively.

(2)
A blend of heavy crude oil with lighter crudes, condensates or refined petroleum products.

(3)
Includes kerosene.

Average sales prices of PDVSA Exports

	Year Ended December 31,
	2001	2000	1999
	($ per barrel)
Crude oil(1)	$18.95	$24.94	$15.35
Refined petroleum products	23.94	28.40	17.80
Liquid petroleum gas	19.55	25.42	14.71
Weighted average for the year	20.21	25.91	16.04

(1)
Includes sales of crude oil to affiliates.

        The following table sets forth the geographic breakdown of PDVSA's exports of all types of crude oil, identifying sales to affiliates and third parties for the years 1999 through 2001, together with certain information regarding PDVSA's exports of light and medium/heavy crude oil and of refined petroleum products for those years:

	Year Ended December 31,
	2001		2000		1999
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)
Crude Oil:
All types	2,065	100%	1,998	100%	1,923	100%
United States and Canada	1,190	58	1,185	59	1,208	63
Subsidiaries and affiliates	694	34	518	26	512	27
Third parties	496	24	667	33	696	36
Europe	151	7	138	7	138	7
Subsidiaries and affiliates	63	3	71	4	73	4
Third parties	88	4	67	3	65	3
Caribbean and Central America	573	28	571	29	490	25
Third parties	187	9	198	10	104	5
South America and others	151	7	104	5	87	5
Third parties	151	7	104	5	87	5
Light (API gravity of 30° or greater)(1)	659	32	716	36	1,010	53
United States and Canada	273	13	417	21	553	29
Others	386	19	299	15	457	24
Medium/Heavy (API gravity of less than 30°)(2)	1,406	68	1,282	64	913	47
United States and Canada	913	44	767	38	675	35
Others	493	24	515	26	238	12
Refined petroleum products	697	100	825	100	861	100
United States and Canada	307	44	355	43	381	44
Others	390	56	470	57	480	56
Total crude oil and refined petroleum products exports	2,762	n.a.	2,823	n.a.	2,784	n.a.
Average sales price per barrel (in U.S.$)
Light (API gravity of 30° or greater)	$22.47		$28.20		$17.08
Medium/Heavy (API gravity of less than 30°)	17.29		23.12		13.45
Refined petroleum products	23.94		28.40		17.80

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

Designated Customers and Purchased Receivables

  Designated Customers

        Pursuant to the Receivables Purchase Agreement, we have agreed to buy, and PDVSA Petróleo has agreed to sell, without recourse, eligible receivables of designated customers to be generated by PDVSA Petróleo from time to time. A designated customer is an eligible customer that has acknowledged receipt of a designated customer's notice delivered by PDVSA Petróleo and us jointly, providing notice of the sale to us of existing and future receivables owed by such eligible customer arising from the sale to such customer of crude oil and/or petroleum products by PDVSA Petróleo. Any customer that is a person organized under the laws of any state of the United States or Canada is an eligible customer. In addition, PDVSA Petróleo may cause customers that are not United States or Canadian persons to become eligible customers, by delivering to us an opinion of counsel to the effect that a designated customer's notice, once executed by a customer that is neither a U.S. nor Canadian person, constitutes a valid, binding and enforceable obligation of such customer.

        Under the Receivables Purchase Agreement, PDVSA Petróleo must ensure that the monthly average amount of sales to designated customers by PDVSA Petróleo during any consecutive twelve-month period represent at least the lesser of (1) 27 million barrels of oil of less than 30° API gravity and (2) 80% of PDVSA Petróleo's total sales of oil of less than 30° API gravity to eligible customers. Compliance with the above-mentioned covenant will require that PDVSA Petróleo deliver a designated customer's notice to, and obtain the acknowledgment thereof by, any future U.S. or Canadian customer that accounts for any significant portion of PDVSA Petróleo's sales of oil of less than 30° API gravity to the United States and Canada. Designated customers accounted for more than 90% of PDVSA Petróleo's crude oil shipments to U.S. and Canadian customers during each month in the period from January 2001 through December 2001.

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

        PDVSA Petróleo and we have jointly notified each designated customer that certain receivables owed by such designated customer may have been sold to PDVSA Finance and have instructed each designated customer to remit all payments with respect to receivables to a collection account maintained by PDVSA Finance and PDVSA Petróleo at Citibank, N.A. The designated customers have acknowledged receipt of such instruction. Payments made to the collection account on account of purchased eligible receivables are distributed to PDVSA Finance on a daily basis. PDVSA Finance uses such funds first to service its indebtedness, then for general corporate purposes, and finally to purchase additional eligible receivables of designated customers. See "Item 10.C Material contracts—The Fiscal Agency Agreement—Certain Covenants."

        The following table sets forth our accounts receivable outstanding at December 31, 2001, 2000 and 1999.

	December 31,
	2001	2000	1999
	($ in millions)
Current purchased accounts receivable:
Affiliates	$365.8	$530.4	$391.4
Non-affiliates	222.4	377.9	436.9

Subtotal	588.2	908.3	828.3
Rights to future (ungenerated) purchased accounts receivable	3,737.3	2,979.2	3,031.9

Total	$4,325.5	$3,887.5	$3,860.2

        The increase in our rights to future (ungenerated) purchased accounts receivable in 2001 is generated primarily from the use of proceeds from the issuance of $500 million in aggregate principal amount of notes in November 2001, and is due in part to a reduction in the current accounts receivable generated by PDVSA Petróleo resulting from a reduction in volume of sales and in the prices of crude oil and refined petroleum products.

Crude Oil Exports

  Geographic Distribution of Exports

        In 2001, PDVSA exported 67% of its total crude oil production. The balance was refined in Venezuela and the products were either exported or consumed in Venezuela. In 2001, approximately 58% PDVSA's crude oil (by volume) was exported to North America, comprising of 54% to the United States and 4% to Canada. In 2001, 28% of PDVSA's crude oil (by volume) was exported to the Caribbean and Central America, 7% was exported to Europe and 7% was exported to South America and other destinations.

  Designated Customers for Crude Oil

        In 2001, 63% of PDVSA's crude oil exports were to customers (including customers outside of the United States and Canada) that qualified as designated customers.

        The following table sets forth the list of customers that qualify as designated customers on the date hereof, indicating the total years of relationship with PDVSA:

Designated Customer	Total Years of Relationship
Amerada Hess Corporation(6)	6
Amoco Oil Company	26
Chevron Products Company	26
CITGO Asphalt Refining and Chemicals LP	Affiliated Customer
CITGO International Supply Co.	Affiliated Customer
CITGO Petroleum Corporation	Affiliated Customer
CITGO Refining and Chemicals LP	Affiliated Customer
CITGO Venezuela Supply Co.	Affiliated Customer
Coastal Petroleum NV	24
Conoco Inc.	19
Crown Central Petroleum Corporation	7
Equiva Trading International LLC(7)	4
Ergon Refining Inc.	19
Exxon Trading Company International	26
Farmland Industries Inc.	7
Fina Oil and Chemical Company	6
Hovensa, L.L.C.(8)	Affiliated Customer
Hunt Refining Co.	26
Koch Supply and Trading Company	26
Koch Petroleum Group L.P.	26
Lyondell CITGO Refining Company Ltd.	Affiliated Customer
Marathon Ashland Petroleum L.L.C.	9
Mepco Venezuela, Ltd.	11
Mobil Sales and Supply Corporation	26
Murphy Central Asia Oil Co, Ltd	11
Murphy Falklands Oil Co., Ltd	11
Murphy Faroes Oil Co., Ltd.	11
Murphy Oil Corporation	11
Murphy Oil Trading Company	11
Murphy Pacific Rim, Ltd	11
Murphy Philippines Oil Co. Ltd	11
Murphy Sabah Oil Co., Ltd	11
Murphy Sarawack Oil Co., Ltd	11
Murphy South Asia Oil Co. Ltd	11
National Cooperative Refinery Association	9
Neste Trifinery Petroleum Company	19
PDV Midwest Refining L.L.C.	Affiliated Customer
Pecten Trading Company	26
Petro Canada	26
Phillips Petroleum Company	26
Shell Canada Products Limited	26
Sinclair Oil Corporation	9
Star Enterprise	13
Texaco International Trader Inc.	26
Valero Marketing and Supply Company	26

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

        The following table provides a breakdown of the composition of sales of crude oil for the year ended December 31, 2001 to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties.

Profile of Crude Oil Sales to Designated Customers for the Year Ended December 31, 2001

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S and Canadian Eligible Customers(1)	Total Crude Oil to Designated Customers/ Total Crude Oil to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers(2):
CITGO(3)	28	$209,799	297	$1,954,641	325	$2,164,440	28%	23%
LYONDELL-CITGO	0	0	234	1,404,484	234	1,404,484	22	17
Midwest Refining	9	73,701	0	0	9	73,701	0	1
Hovensa	127	1,076,585	52	395,967	179	1,472,552	5	13

Subtotal Affiliated Customers	164	1,360,085	583	3,755,092	747	5,115,177	55	54
Third parties:	173	1,443,038	388	2,425,737	561	3,868,775	37	40

Total	337	$2,803,123	971	$6,180,829	1,308	$8,983,952	92%	94%

Profile of Crude Oil Sales to Designated Customers for the Year Ended December 31, 2000

	Type of Crude Exported						Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S and Canadian Eligible Customers(1)
								Total Crude Oil to Designated Customers/ Total Crude Oil to U.S. and Canadian Eligible Customers(1)
	Light		Medium/Heavy		Total
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers(2):
CITGO(3)	46	$466,061	269	$2,308,411	315	$2,774,472	26%	21%
LYONDELL-CITGO	5	37,229	195	1,554,546	200	1,591,775	19	14
Midwest Refining	12	119,359	0	0	12	119,359	0	1
Hovensa	68	754,910	113	1,068,412	181	1,823,322	11	12

Subtotal Affiliated Customers	131	1,377,559	577	4,931,369	708	6,308,928	56	48
Third parties:	263	2,733,294	368	3,160,077	631	5,893,371	35	43

Total	394	$4,110,853	945	$8,091,446	1,339	$12,202,299	91%	91%

(1)
By volume of sales.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

        Because sales to designated customers change over time, the information in these tables are not necessarily indicative of future sales.

        The following table provides information regarding average daily export sales of crude oil (by volume) to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to designated customers compared to the total sales to eligible customers for the years 1999 through 2001:

Crude Oil Exports to Designated Customers
Historic Sales from 1999 through 2001

	Year Ended December 31,
	2001			2000			1999
	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)
Affiliated Customers(1):
CITGO(2)	325	23%	28%	315	21%	26%	279	22%	36%
LYONDELL-CITGO	234	17	22	200	14	19	152	12	22
Midwest Refining	9	1	0	12	1	0	24	2	0
Hovensa	179	13	5	181	12	11	121	10	0

Subtotal Affiliated Customers	747	54	55	708	48	56	576	46	58
Third Parties:	561	40	37	631	43	35	660	52	42

Total	1,308	94%	92%	1,339	91%	91%	1,236	98%	100%

(1)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(2)
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

        The following table sets forth the accounts receivable outstanding as of December 31, 2001, 2000 and 1999, corresponding to export sales by PDVSA Petróleo of crude oil to affiliated customers and third parties that qualify as designated customers on the date hereof:

Accounts Receivable by Customer Affiliation
for Designated Customers
(crude oil only)

	As of December 31,
Type of Customer
	2001	2000	1999
	($ in millions)
Affiliated Customers(1)	$304.7	$495.2	$364.4
Third Parties	186.2	301.8	381.3

(1)
CITGO, LYONDELL-CITGO, Hovensa and Midwest Refining are customers under long-term contracts.

Refined Petroleum Products Exports

        In 2001, PDVSA exported 64% of the refined petroleum products it produced in Venezuela. Of PDVSA's exports of refined petroleum products produced in Venezuela in 2001, 44% were exported to the United States and Canada, 32% to the Caribbean and Central America, 6% to Europe and 18% to South America and other destinations.

  Designated Customers for Refined Petroleum Products

        The following tables provide information regarding average daily export sales of refined petroleum products in volume to customers that qualify as designated customers as of the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to designated customers compared to the total sales to eligible customers for the years ended December 31, 2001 and 2000:

Profile of Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2001

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)	(%)
Affiliated Customers(2):
CITGO(3)	55	552,114	16
LYONDELL-CITGO	7	72,642	2
HOVENSA	5	59,491	2

Subtotal Affiliated Customers	67	684,247	20
Third Parties:	60	589,575	17

Total:	127	1,273,822	37

Profile of Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2000

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)	(%)
Affiliated Customers(2):
CITGO(3)	28	$324,881	6
LYONDELL-CITGO	8	96,080	2
HOVENSA	3	39,532	1

Subtotal Affiliated Customers	39	460,493	9
Third Parties:	77	864,089	18

Total:	116	$1,324,582	27

(1)
By volume of sales.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

        The following table provides information regarding average daily export sales of refined petroleum products in volume to customers that qualify as designated customers as of the date hereof, identifying sales to affiliated customers and third parties indicating the percentage of total sales to such customers represented for the years 1999 through 2001:

Refined Petroleum Products Exports to Designated Customers
Historic Sales from 1999 through 2001

	December 31,
	2001		2000		1999
	Volume (MBPD)	% of Designated Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Volume (MBPD)	% of Designated Customers(1)
Affiliated Customers(2):
CITGO(3)	55	16	28	6	33	12
LYONDELL-CITGO	7	2	8	2	8	3
HOVENSA	5	2	3	1	—	—

Subtotal Affiliated Customers	67	20	39	9	41	15

Third Parties:	60	17	77	18	90	32

Total:	127	37	116	27	131	47

(1)
By volume of sales.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

  Contract Terms and Conditions

        Most of PDVSA Petróleo's crude oil customers are long-standing customers that have had commercial relationships with PDVSA for 15 to 26 years. In 2001, approximately 66% of PDVSA Petróleo's total crude oil export sales were made pursuant to PDVSA Petróleo's customary terms and conditions to such long-standing customers, out of which approximately 32% were sales under long-term contracts for specified volumes to U.S. subsidiaries or affiliates of PDVSA and approximately 10% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliates of PDVSA.

        Of PDVSA's total sales by volume of refined petroleum products in 2001, 98% were made pursuant to short-term contracts and in accordance with PDVSA's customary terms and conditions and 2% of refined petroleum products exported were sold pursuant to long-term contracts for specified volumes, priced pursuant to formulas that are based on market prices.

        The following table sets forth the accounts receivable outstanding as of December 31, 2001, corresponding to export sales by PDVSA Petróleo of refined petroleum products produced in Venezuela to affiliated customers and third parties that qualify as designated customers on the date hereof:

Accounts Receivable by Customer Affiliation for Designated Customers
(for Refined Petroleum Products only)

	As of December 31,
Type of Customer and Basis of Sale
	2001	2000	1999
	($ in millions)
Affiliated Customers(1)	$61.2	$32.1	$21.9
Third Parties	36.1	72.8	80.2

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

        Based on the financial evaluation, estimated business potential and an appraisal of current market conditions, the credit unit recommends a specific credit limit and specific terms and conditions for each potential customer. As recommended by the credit unit, accounts are opened with one of the following conditions: open account, for the highest credit quality customers; a parent company guarantee, for customers whose parent companies that have a high credit quality rating; a documentary or stand-by letter of credit, which PDVSA requires in advance from customers that do not provide the credit documents required by the credit unit or have a lower credit profile. In 2001, 2000 and 1999, the percentages of PDVSA's total export sales of crude oil that were backed by letters of credit were 5%, 8% and 3%, respectively. The recommended term of credit is usually net cash within 30 days after the bill of lading date.

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

  Loss and Delinquency Experience

        PDVSA has not experienced losses in connection with its exports of crude oil and refined petroleum products on its sales made from 1999 through 2001. As of December 31, 2001, PDVSA had recorded on its books provisions for losses on accounts receivable corresponding to export sales of crude oil and refined petroleum products of approximately $2.9 million, which represented less than 0.015% of PDVSA's exports sales for 2001. The matters to which these provisions relate are currently being pursued by PDVSA's legal department either through direct negotiations with the customers or by means of legal proceedings. There can be no assurance, however, that the future loss and delinquency for receivables, including purchased receivables transferred to PDVSA Finance under the Receivables Purchase Agreement, will be similar to that experienced in the past.

        The table set forth below illustrates the loss and delinquency experience of receivables generated by export sales of oil and oil products to all of PDVSA's customers and by export sales to designated customers (net of recoveries):

Delinquency and Loss Experience of Receivables

	Delinquency Experience		Loss Experience
Year Ended December 31,	PDVSA	Designated Customers	PDVSA	Designated Customers
	($ in thousands)		($ in thousands)
2001	$15.8	0	$0	0
2000	104.9	0	0	0
1999	822.6	0	0	0

	$943.3	0	$0	0

        The figures corresponding to delinquencies for the period from 1999 to 2001 represent 0.002% of the total amount of sales for that period. Such delinquencies are not considered significant or unusual and are not expected to have any impact on the future performance of the portfolio.

        During the period from our inception on March 18, 1998 through December 31, 2001 we have not experienced any credit losses. All of our accounts receivables are current as of December 31, 2001. We have no allowance for credit losses at December 31, 2001 and we have not recorded any provision for credit losses for the years ended December 31, 2001, 2000 or 1999.

  Average Delinquencies

        Approximately 92% of PDVSA's customers pay their amounts invoiced by the payment due date, in accordance with the credit terms established in the sales contract. PDVSA's low rate of payment delinquencies is attributable to the high credit quality of its portfolio of customers, its contract terms and the relatively high interest rate and administrative charges that PDVSA charges as a penalty on delinquent payments. The majority of payment delinquencies that PDVSA has experienced have resulted from claims that relate to difference in prices or the quality or quantity of crude oil or refined petroleum product received.

        The following table sets forth information concerning the aging schedule for accounts receivables generated by export sales of crude oil and refined petroleum products at December 31, 2001:

Current Aging Schedule at December 31, 2001

	Number of Days
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)
Crude Oil	$1,177.9	$0.0	$0.6	$1,178.5
Refined Petroleum Products	522.1	0.0	2.6	524.7

Total	$1,700.0	$0.0	$3.2	$1,703.2

        As of December 31, 2001, all of our purchased account receivables are current.

        The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at the end of each quarter in 2000 and 2001:

Quarterly Historic Aging Schedule for 2001 and 2000(1)

	Number of Days
As of:
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)
2001
March 31	$2,406.9	$20.4	$6.2	$2,433.5
June 30	2,317.1	8.4	3.4	2,328.9
September 30	2,370.0	0.1	3.1	2,373.2
December 31	1,700.0	0.0	3.2	1,703.2
2000
March 31	$1,799.3	$0.2	$6.3	$1,805.8
June 30	1,664.4	0.2	2.5	1,667.1
September 30	1,837.3	0.3	1.6	1,839.2
December 31	2,552.1	0.0	2.9	2,555.0

(1)
Includes only export sales of crude oil and refined petroleum products from Venezuela.

4.C  Organizational structure

        Petróleos de Venezuela conducts its operations through its Venezuelan and international subsidiaries. Through December 31, 1997, PDVSA conducted its operations in Venezuela through three main operating subsidiaries, Corpoven, S.A., Lagoven, S.A. and Maraven, S.A. In 1997, PDVSA established a new operating structure based on business units. Since then, PDVSA has been involved in a process of transforming its operations with the aim of improving productivity, modernizing its administrative processes and enhancing the return on capital. This process involved the merger of Lagoven, S.A. and Maraven, S.A. into Corpoven, S.A., effective January 1, 1998, and renaming the combined entity PDVSA Petróleo y Gas, S.A. ("PDVSA P&G"). In May 2001, Petróleos de Venezuela renamed PDVSA P&G "PDVSA Petróleo, S.A." and began the process of transferring non-associated gas assets to PDVSA Gas, S.A. during the second quarter of 2001.

        Additionally, PDVSA has also made several adjustments within its organization to enhance the internal control of its operations, to increase the efficiency of its governance model and to align its operating structure with the long-term strategies of its shareholder. These adjustments consist primarily of the adoption of an operating structure which allows a higher degree of involvement of Petróleos de Venezuela's board of directors in its activities in the oil sector and allows the board of directors to oversee PDVSA's activities in the other sectors (i.e., gas, chemicals and petrochemicals, Orimulsion®and coal), and, at the same time, enhancing PDVSA's operational independence. These adjustments are also a part of PDVSA's effort to promote private investment in its subsidiaries, PDVSA Gas, S.A., Petroquímica de Venezuela, S.A., Bitúmenes Orinoco, S.A. and Carbones del Zulia, S.A.

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

Item 5. Operating and Financial Review and Prospects

Basis of presentation

        The following discussion should be read in conjunction with our financial statements included herein. Our financial statements are prepared and presented in accordance with IAS. Although there are a number of significant differences between IAS and U.S. GAAP, as of and for the years ended December 31, 2001, 2000 and 1999, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133. See note 2(j) to our financial statements.

Critical Accounting Policies

        We believe that there are no critical accounting policies in connection with the preparation of the financial statements of PDVSA Finance.

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

        Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers for our purchase. This is in turn dependent upon the demand for PDVSA's crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables, including the need to add reserves and make continuing capital investments in production facilities as existing resources are depleted and existing facilities become obsolete.

        At the end of February 2002, PDVSA personnel initiated labor actions against political decisions of the Venezuelan government relating to PDVSA matters. These protests resulted in a brief period of disruption in production at certain PDVSA refineries and shipping terminals in Venezuela. Although operations returned to normal, a prolonged labor action could have a material adverse effect on the generation of eligible receivables by PDVSA Petróleo. We have no control over the occurrence of such developments and cannot assure that similar events will not occur in the future.

        Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers. A material adverse change in the business or financial condition of a designated customer could adversely affect the customer's ability to make timely payments on receivables purchased by PDVSA Finance under the Receivables Purchase Agreement. The impact of a material adverse change in the business or financial condition of a designated customer may vary with the amount of purchased receivables owing from such designated customer. The amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliates of PDVSA, whether individually or in the aggregate. There can be no assurance that one or more of the designated customers will not suffer material adverse changes in their respective businesses that negatively affect their abilities to make timely payment on the purchased receivables. Furthermore, to the extent that we have paid for future eligible receivables of designated customers which PDVSA Petróleo has not yet generated, we are exposed to PDVSA Petróleo's generation risk and to risks PDVSA faces (as guarantor of PDVSA Petróleo's obligations under the Receivables Purchase Agreement). See note 5 to our financial statements.

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

        On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

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

Results of Operations—December 31, 2001 compared to December 31, 2000

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

        The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31,
	2001	2000
	($ in thousands)
Discounts on future purchased eligible receivables	$63,447	$28,733
Discounts on current purchased eligible receivables	290,930	325,216
Other income	4,230	6,515

Total revenues	$358,607	$360,464

        The increase from 2000 to 2001 in discounts on future purchased eligible receivables is due to the increase in our rights to purchase future receivables and a decrease in the current accounts receivable generated by PDVSA Petróleo resulting from a reduction in volume of sales and in the prices of crude oil and refined petroleum products. The decrease in the current accounts receivable also resulted in a decrease in discounts on current purchased eligible receivables.

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

        Revenue from the discount on purchased accounts receivable is recorded as income when earned as follows:

  •
  Discounts on future purchased accounts receivable are determined by applying the relevant discount rate to the average daily balance of the future eligible receivables, as and when generated.

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

        The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer. The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points. The discount rates applied to the purchase of eligible receivables as of December 31, 2001 and December 31, 2000 were 8.46% and 8.40%, respectively. The discount rates applicable to eligible receivables purchased after December 31, 2001 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for a given eligible receivable, plus 50 basis points.

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

  Interest Expense

        Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $252.3 million and $255.3 million for the years ended December 31, 2001 and 2000, respectively.

        The decrease in our interest expense is due principally to the repayment of $99.2 million of our outstanding long-term debt during the year ended December 31, 2001, offset in part by the issuance of $500 million in aggregate principal amount of senior notes in November 2001.

  Foreign Exchange

        During 1999 we undertook Euro dollar debt amounting to Euro 200 million and recorded unrealized exchange gains during the years ended December 31, 2001 and 2000 of $11.7 million and $7.6 million, respectively, resulting from depreciation of the Euro relative to the U.S. dollar.

        Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a speculative financial instrument. As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement. During the year ended December 31, 2001, we reported a loss of $10.2 million resulting from the change in fair value of the cross-currency swap agreement.

  General and Administrative Expenses

        Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement. General and administrative expenses amounted to $8.7 million and $11.7 million for the year ended December 31, 2001 and 2000, respectively, attributable primarily to the fee paid to the servicer amounting to $8.4 million in 2001 (based on collections of $10,510 million for that year) and $10.7 million in 2000 (based on collections of $13,280 million for that year).

  Income Tax

        As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $17.5 million and $17.5 million for the years ended December 31, 2001 and 2000, respectively. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

Results of Operations—December 31, 2000 compared to December 31, 1999

  Revenues

        The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31,
	2000	1999
	($ in thousands)
Discounts on future purchased eligible receivables	$28,733	$43,935
Discounts on current purchased eligible receivables	325,216	269,964
Other income	6,515	3,555

Total revenues	$360,464	$317,454

        The increase in discounts for the year ended December 31, 2000 compared with discounts for the year ended December 31, 1999 was due primarily to an increase in the amount of our receivables, generated by the increase in the average balance of our outstanding long-term debt to $3,212 million for the year ended December 31, 2000 from $2,907 million for the year ended December 31, 1999.

        The discount rates applied to the purchase of eligible receivables as of December 31, 2000 and 1999 were 8.40% and 8.42%, respectively. The discount rates applicable to eligible receivables purchased after December 31, 2000 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for a given eligible receivable, plus 50 basis points.

  Interest Expense

        Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $255.3 million and $227.4 million for the years ended December 31, 2000 and 1999, respectively. The increase of $27.9 million in our interest expense is due to an increase in the average balance of our outstanding long-term debt from $2,907 million for the year ended December 31, 1999, to $3,212 million for the year ended December 31, 2000.

  Foreign Exchange

        In 1999, we undertook Euro dollar debt amounting to Euro 200 million and recorded unrealized exchange gains during the years ended December 31, 2000 and 1999 of $7.6 million and $14.5 million, respectively, resulting from depreciation of the Euro relative to the U.S. dollar.

        In January 1999, we entered into a cross-currency swap that has been marked to the spot exchange rate at December 31, 2000 and the premium on the swap, representing the difference between the spot and forward rates at the initiation date, is being amortized over the life of the contract, using the interest method.

  General and Administrative Expenses

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

5.B  Liquidity and capital resources

        Net cash from operations was reduced in 2001 principally due to the increase in uncollected discount on purchased accounts receivable.

        In 2001, PDVSA Finance and Petróleos de Venezuela filed a shelf registration statement with the U.S. Securities and Exchange Commission for the offering from time to time of up to $1,500,000,0000 in aggregate principal amount of notes. Pursuant to this shelf registration statement, we issued $500 million aggregate principal amount of senior notes on November 16, 2001 with an interest rate of 8.50% (the "2001 Senior Notes"). The notes mature on November 16, 2012. We received no capital contributions during this period. For this period, collections on accounts receivable (net of discount collected) totaled $10,241 million, and this amount was applied primarily to purchase accounts receivable under the Receivable Purchase Agreement. In our opinion, our working capital is sufficient for our present requirements.

        In 1999, we issued senior notes on April 8, 1999 having an aggregate principal amount of $1 billion and Euro 200 million with interest rates ranging from 6.25% to 9.95% and maturities ranging from 2000 to 2020 (collectively, the "1999 Senior Notes") and we incurred $38 million of indebtedness on July 2, 1999 through the issuance of a promissory note to PDV America, Inc. with an interest rate of 10.395% and maturing between 2012 through 2014. We received no capital contributions during this period.

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

        On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

        Our scheduled payment of debt for 2002, 2003 and 2004 totals $282 million, $343 million and $208 million, respectively.

Item 6. Directors, Senior Management and Employees

6.A  Directors and senior management

        In accordance with Cayman Islands law and our memorandum and articles of association, we are managed by our board of directors. Our board of directors is responsible for preparing our year-end accounts and presenting them at, and convening, shareholders meetings. Our board of directors is also responsible for reviewing and monitoring our financial performance and strategy.

        Our board of directors currently has six members, including four principal and two alternate directors. All appointments to the board of directors are made annually by Petróleos de Venezuela, our sole shareholder.

        Our current board of directors and executive officers are as follows:

Name	Position with PDVSA Finance	Year of Appointment	Age
Luis Dávila	Principal Director and President	2000	48
Julián Fleszczynski	Principal Director and Vice President	2000	54
Carlos Yánez	Principal Director and Financial Manager	2000	49
Michael Austin	Independent Principal Director	1998	66
Eduardo Meinhard	Alternate Director and Treasury Manager	2000	45
Rafael Guilliod	Alternate Director	2000	41

        Set forth below is a description of the business experience and present principal occupations of each member of our board of directors and our executive officers:

        Luis Dávila served as our Principal Director and President since January 2000. Mr. Dávila is also currently the Chief Financial Officer of Petróleos de Venezuela, a Director of Interven, S.A., a member of the Supervisory Board of Propernyn B.V., a Director of AB Nynäs petroleum, a member of the Shareholders Committee of Ruhr Oel GmbH, Principal Director of Citgo Petroleum Corporation, as well as President of the Employees Savings Funds and the PDVSA's Pension Fund, which positions he has held since June 2000. Mr. Dávila served as Petróleos de Venezuela's Financial Planning and Control Manager from September 1999 to June 2000, as Petróleos de Venezuela's Asset Portfolio Manager from April 1999 to September 1999 and as Petróleos de Venezuela's Corporate Outsourcing and Structured Finance Manager from 1997 to 1999. Mr. Dávila started his career in the petroleum industry at Corpoven, S.A. in 1982, and served in various managerial finance positions within Corpoven, S.A. until 1997, including as Corporate Treasurer, Financial Planning Manager, International Financing Manager, Financial Systems Planning Manager and Budget Supervisor.

        Julián Fleszczynski was appointed as our Principal Director and Vice President in July 2000. He is also currently the Treasurer of Petróleos de Venezuela, the President of PDV Insurance Company Ltd., Director of the Sociedad de Fomento de Inversiones Petroleras, C.A., Principal Director of APJ International Ltd., Vice President of Multinational Finance Company Ltd., Director of PDV Sweeny Inc., Chief Executive Officer and member of both the Supervisory Board and the Management Board of Propernyn B.V., positions he has held since June 2000. Mr. Fleszczynski served as Corporación Venezolana de Petróleo's Financial Planning and Control Manager from March 1999 to June 2000 and as Senior Financial Advisor of PDV America, Inc. from December 1996 to March 1999. Since 1986 he served in various managerial positions at Meneven S.A. and Corpoven, S.A. affiliates such as District Finance Manager, Budget and Evaluation Manager, Financial Planning, Deputy General Manager of Corporate Finance Department and Project Manager of the Corporate Financial Systems. He started his career in the petroleum industry in 1974 with Menegrande Oil Company (later known as Meneven S.A.).

        Carlos Yánez was appointed as our Principal Director and Financial Manager in July 2000. He is also currently the Financial Planning and Control Manager of Petróleos de Venezuela, Chief Financial and Accounting Officer and member of the Management Board of Propernyn B.V., a position he has held since June 2000. Mr. Yanez served as Finance Manager at the Petróleo de Venezuela's Exploration & Production Division from January 1999 to June 2000, and has served in managerial roles since 1989. Mr. Yanez was Comptroller at Maraven, S.A. in 1997, Finance Manager at Bitumenes del

Orinoco S.A. from 1996 to 1998, Finance Manager at Intevep, S.A. from 1995 to 1996 and Financial Planning Manager in PDV UK, London from 1992 to 1995. Mr. Yanez started his career in the petroleum industry in 1977 with Intevep, S.A.

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

6.B  Compensation

        Most of our directors and senior management also serve as directors or senior management of Petróleos de Venezuela. For the year ended December 31, 2001, the aggregate amount of compensation expensed by us in respect of our directors and senior management for services in all capacities was $10,051, for services rendered by our independent principal director.

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

6.E  Share ownership

        As of June 1, 2002, we had 200,000,000 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petróleos de Venezuela.

Item 7. Major Shareholders and Related Party Transactions

7.A  Major shareholders

        We are a wholly owned subsidiary of Petróleos de Venezuela, the wholly owned national oil company of the Bolivarian Republic of Venezuela. The Bolivarian Republic of Venezuela exercises its ownership of Petróleos de Venezuela through the Ministry of Energy and Mines of the executive branch of the Venezuelan government. Petróleos de Venezuela and PDVSA Finance have executed a Separateness Agreement, which provides that PDVSA Finance shall take all reasonable steps to continue its identity as a separate and distinct legal entity and Petróleos de Venezuela shall hold and cause its affiliates to hold PDVSA Finance as a separate and distinct legal entity operating under its own name.

7.B  Related party transactions

        We have entered into the following agreements with Petróleos de Venezuela and/or PDVSA Petróleo: the Receivables Purchase Agreement, the Servicing and Collection Agency Agreement and the Separateness Agreement, between PDVSA Finance and Petróleos de Venezuela. See "Item 10.C Material contracts" for a description of the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. Each of the above agreements are filed as exhibits to this annual report. For additional information on our related party transactions, see note 7 to our financial statements.

Item 8. Financial Information

8.A       Consolidated Statements and Other Financial Information

8.A.1   See Item 18.

8.A.2   See Item 18.

8.A.3   See Reports of Independent Accountants beginning on page F-1.

8.A.7   Legal proceedings

        There is no litigation or governmental proceeding pending or, to our knowledge, threatened against us that, if adversely determined, would have a material adverse effect on our financial condition or results of operations.

Item 9. The Offer and Listing

9.A  Offer and listing details

        Our common stock is not registered and there is no trading market for our common stock. Trading in the 1998 Senior Notes (defined below), 1999 Senior Notes (defined below) and 2001 Senior Notes (defined below) takes place primarily in over-the-counter markets. As such, PDVSA Finance has been unable to obtain reliable information on trading activities related to such Notes. The 1998 Senior Notes and the 1999 Senior Notes are listed on the Luxembourg Stock Exchange. The listing approval for the 2001 Senior Notes is currently pending.

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

        Each of the above-mentioned agreements is included as an exhibit to this annual report, and can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549. These agreements are also available for inspection at the principal office of the Fiscal Agent in The City of New York, which is presently located at JPMorgan Chase Bank (formerly, "The Chase Manhattan Bank"), Institutional Trust Services, 450 West 33rd Street, 15th Floor, New York, New York 10001. See "Annex A—Glossary of Certain Defined Terms" for the definition of capitalized terms used in the above-mentioned agreements.

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

  Representations and Warranties of PDVSA Petróleo.    PDVSA Petróleo represents and warrants, as of each Purchase Date, that:

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

  (g)
  to conduct all business transactions with PDVSA Finance on an arm's-length basis according to industry standards;

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

  Perfection of Claims.    Neither the law of Venezuela nor the law of the Cayman Islands (or any political subdivision of Venezuela or the Cayman Islands) requires filing or recording for the perfection of an ownership interest in Purchased Receivables. Upon the consummation of any purchase and Sale of Receivables in accordance with the terms of the Receivables Purchase Agreement and the delivery of notice to the Designated Customers and the receipt by PDVSA Petróleo of a duly executed and completed acknowledgment thereof, no further filing, recording, notice or other act is required to confirm and perfect, or establish the priority of, PDVSA Finance's ownership interest in the Purchased Receivables. Eligible Receivables are not evidenced by "instruments" (as defined in the UCC) and PDVSA Petróleo shall not take any action to cause any Purchased Receivable to be evidenced by an "instrument," unless required for the collection, or for the enforcement, of any rights relating to a Receivable and PDVSA Petróleo shall promptly provide notice to PDVSA Finance of such action. PDVSA Petróleo has agreed in certain circumstances to inform PDVSA Finance of certain events relating to Designated Customers affecting the establishment of priority of claims.

  Repurchase of Receivables.    PDVSA Petróleo shall not have any (i) right, title or interest in or to the Purchased Receivables, (ii) obligation to repurchase the Purchased Receivables or (iii) right or obligation to substitute other Receivables for the Purchased Receivables, except as provided below. PDVSA Petróleo may at any time elect to repurchase from PDVSA Finance Purchased Receivables that are Affected Receivables at a price equal to the Purchase Price originally paid by PDVSA Finance for the Purchased Receivable being repurchased plus the Repurchase Adjustment. If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a Delinquent Receivable, that a Purchased Receivable has become a Disputed Receivable, or shall receive notice from or on behalf of PDVSA Finance that PDVSA Finance ceases to have a perfected first priority ownership interest in any Purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the Sale of such Purchased Receivable will be rescinded and PDVSA Finance will return such Purchased Receivable to PDVSA Petróleo, and PDVSA Petróleo will, in consideration therefor, be required to transfer to PDVSA Finance an amount equal to the Net Invoice Amount of the Receivable being returned plus an amount (the "Rescission Adjustment") determined by multiplying the Net Invoice Amount by (a) the applicable Discount Rate multiplied by (b) a fraction the numerator of which is the number of days from and including the date on which such Receivable was initially purchased but excluding the repurchase date and the denominator of which is 360. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants, which failure has not been cured and is continuing, PDVSA Finance may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all Purchased Receivables (other than Purchased Receivables which have become Delinquent Receivables) sold to PDVSA Finance prior to such date with respect to which no Collections have been received by the Collection Agent, shall be rescinded and PDVSA Finance will return such Purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefor, transfer to PDVSA Finance an amount equal to the Net Invoice Amount of the Receivables being returned plus the Rescission Adjustment.

  Assignment.    PDVSA Petróleo will not assign its obligations under the Receivables Purchase Agreement other than (x) to Petróleos de Venezuela or its successor or an affiliate of Petróleos de

  Venezuela or its successor, or (y) in connection with a transaction that constitutes a Change of Control pursuant to clause (d) of the definition of Change of Control unless such Change of Control would give rise to a Rating Decline; provided that in each case the assignee expressly assumes, by an instrument executed and delivered to PDVSA Finance, in form satisfactory to PDVSA Finance, all the obligations of PDVSA Petróleo under the Receivables Purchase Agreement and that (i) (A) opinions of New York and Venezuelan counsel to the assignee substantially to the effect that (1) the Receivables Purchase Agreement is a valid and binding obligation of the assignee enforceable in accordance with its terms, (2) such Agreement is in the proper form to, and the execution and delivery thereof and the payment by PDVSA Finance of the Purchase Price for the Purchased Receivables in accordance with the terms of such Agreement constitutes all action required to, convey to PDVSA Finance all of such assignee's right, title and interest in the Purchased Receivables and (3) all action has been taken to permit PDVSA Finance's interest in the Purchased Receivables to be perfected upon attachment, which opinions may be subject to customary assumptions and qualifications and (B) an opinion of New York counsel to the assignee substantially to the effect that the Designated Customer Notices are valid and binding obligations of, and enforceable against, the Designated Customers under New York law, which opinions may be subject to customary assumptions and qualifications, and (ii) copies of Designated Customer Notices executed and delivered by the assignee and acknowledged by each of the Designated Customers, are delivered to PDVSA Finance prior to such assumption.

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

  Duties of the Collection Agent.    Each Collection Agent is required to transfer amounts corresponding to PDVSA Finance's interest in each Collection to PDVSA Finance, and any amounts corresponding to PDVSA Petróleo's interest in each Collection to PDVSA Petróleo. No distribution in respect of Collections will be deemed definitive until the Servicer, relying on information supplied by PDVSA Petróleo, the relevant Collection Agent and the Designated Customers, determines the proper allocation of each Collection. PDVSA Petróleo and PDVSA Finance have agreed to reverse any over-payments. Each Collection Agent will deliver a daily report to the Servicer indicating the amount of Collections deposited in its Collection Account. Each Collection Agent will transfer funds corresponding to PDVSA Finance's interest in any Collection Account maintained with it by PDVSA Finance and PDVSA Petróleo in accordance with, and not later than one Business Day after, receiving payment instructions from the Servicer unless the Collection Agent has been instructed to transfer funds to the Retention Account as contemplated under "Description of the Fiscal Agency Agreement—Funding and Administration of Retention Account." Amounts remaining in a Collection Account overnight shall be invested on behalf of PDVSA Finance as instructed by the Investment Manager. Collection Agents shall be under no obligation to any party to inquire as to the performance of any party under the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement, nor to inspect the books, properties or records of PDVSA Petróleo or the Servicer. A Collection Agent may resign by giving at least 90 days' notice. A Collection Agent may be removed following the failure to perform its duties or if it ceases to meet the qualifications specified in the Servicing and Collection Agency Agreement. PDVSA Finance will pay the Collection Agents reasonable and documented fees and reimburse the Collection Agents for their reasonable and documented expenses in connection with the performance of their obligations. Each Collection Agent shall be a bank organized under the laws of the United States or any State thereof or the branch of a foreign bank, in each case having an office located in New York City and meeting certain financial standards specified in the Servicing and Collection Agency Agreement.

  Duties of the Servicer.    The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any Receivable of a Designated Customer that has been sold by PDVSA Petróleo to PDVSA Finance, including the defense of the right, title and interest of PDVSA Finance (and, if applicable, PDVSA Petróleo), to the Receivables and Collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any Collections it may receive in trust, for the benefit of PDVSA Finance (and, if applicable, PDVSA Petróleo). The Servicer has covenanted (a) not to discharge any Purchased Receivable sold to PDVSA Finance nor to release any Designated Customer from its obligations with respect to any such Receivable without the consent of PDVSA Finance; (b) not to take any action or cause any person to take any action that would impair the rights of PDVSA Finance in any Purchased Receivable; (c) not to create, incur or assume any Lien upon or with respect to any Purchased Receivable (except as permitted by the Receivables Purchase Agreement); and (d) to furnish PDVSA Finance and the Collection Agent with an annual report prepared by an internationally recognized independent certified public accountant stating that the Servicer is in compliance, and that all related accounts, records and computer systems are properly prepared and maintained in accordance with the Servicing and Collection Agency Agreement. PDVSA Finance will pay the Servicer reasonable and documented fees and reimburse the Servicer for its reasonable and documented expenses in connection with the performance of its obligations. The Servicer has additionally covenanted that it will not resign so long as the Servicing and Collection Agency Agreement remains in effect or Receivables are required to be Generated. PDVSA Finance may remove (a) PDVSA Petróleo as Servicer at any time following a failure to perform its material servicing obligations and such failure is continuing for 30 days following notice by PDVSA Finance, or willful breach by PDVSA Petróleo of any provision of the Receivables Purchase Agreement that restricts or prohibits the Sale of Receivables of any Designated Customer or results in Collections in respect of Purchased Receivables not being paid to the Collection Account, or (b) any successor Servicer at any time that a subsequent successor has been appointed.

  Representations and Warranties of PDVSA Petróleo.    PDVSA Petróleo has represented, among other things, that neither the execution, delivery nor performance by it of the Servicing and Collection Agency Agreement (a) contravenes any law or decree of any governmental authority of the United States, the Cayman Islands or Venezuela, (b) breaches any term of, constitutes a default under or results in the creation of a Lien upon any of its property or assets under any indenture, credit agreement or contract, or (c) violates any provision of its bylaws. PDVSA Petróleo has agreed to (w) invoice the Designated Customer receiving a shipment and instruct such Designated Customer to deposit all Collections in respect of Purchased Receivables into a Collection Account; and (x) maintain at its offices a file of all relevant documents relating to the Receivables for the benefit of PDVSA Finance and the Servicer. PDVSA Petróleo also indemnifies and holds harmless PDVSA Finance, each Collection Agent and any successor Servicer from all liabilities and losses resulting from any failure of PDVSA Petróleo to perform its obligations under the Servicing and Collection Agency Agreement.

  Immunity.    PDVSA Petróleo has agreed to waive, to the fullest extent permitted by law, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, arising out of or in connection with the Servicing and Collection Agency Agreement; provided, however, PDVSA Petróleo has expressly reserved any rights it may have or obtain to claim immunity from attachment in aid of jurisdiction or from prejudgment attachment.

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

  The Indenture

        PDVSA Finance has entered into a Senior Indenture, dated as of May 14, 1998 (the "Indenture"), between PDVSA Finance and JPMorgan Chase Bank (formerly, "The Chase Manhattan Bank"), as Trustee (the "Trustee"). The Indenture provides for the issuance of debt securities from time to time in one or more series, denominated and payable in U.S. dollars or other currencies or units based on or relating to one or more currencies. The 6.45% Notes due 2004, 6.65% Notes due 2006, 6.80% Notes due 2008, 7.40% Notes due 2016 and 7.50% Notes due 2028 (collectively, the "1998 Senior Notes") were issued under the Indenture, as supplemented by the First Supplemental Indenture, dated as of May 14, 1998, between PDVSA Finance and the Trustee. On April 8, 1999, PDVSA Finance issued its 8.750% Notes due 2004, 9.375% Notes due 2007, 9.750% Notes due 2010, 9.950% Notes due 2020 and 6.250% Notes due 2006 (collectively, the "1999 Senior Notes") under the Indenture, as supplemented by the Second Supplemental Indenture, dated as of April 8, 1999, between PDVSA Finance and the Trustee. On November 16, 2001, PDVSA Finance issued 8.50% Notes due 2012 under the Indenture, as supplemented by the Third Supplemental Indenture, dated as of November 16, 2001, between PDVSA Finance and the Trustee (the "2001 Senior Notes; together with the 1999 Senior Notes and the 1998 Senior Notes, the "Notes").

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

  Events of Default.    The Indenture incorporates by reference the events of default set forth in the Fiscal Agency Agreement and, in addition, provides that the occurrence of any of the following events shall all constitute an "Event of Default" with respect to each series of notes:

  (a)
  default in the payment of all or any part of the principal of any of the notes of such series when such becomes due and payable, whether at maturity, upon redemption, by declaration or otherwise;

  (b)
  default in the payment of any installment of interest upon or other amount in respect of any notes of such series (other than principal) and such default shall continue for 5 days or more;

  (c)
  the occurrence of any "Event of Default" set forth in the Fiscal Agency Agreement (see "Item 10.C Material contracts—The Fiscal Agency Agreement—Events of Default";

  (d)
  certain events of bankruptcy, insolvency, liquidation, dissolution or reorganization relating to PDVSA Finance, PDVSA Petróleo or Petróleos de Venezuela; or

  (e)
  any other Event of Default provided in the supplemental indenture under which such series of notes is issued or in the form of note for such series.

  The Indenture provides that following the occurrence and during the continuation of an Event of Default with respect to any series of notes, the Trustee, at the direction of the Holders of more than 50% (in the case of an Event of Default described under (a) or (b) under "—Events of Default" above) or 66 2/3% (in the case of any other Event of Default other than under (d) under "—Events of Default" above) of the Outstanding aggregate principal amount of the notes of such series, shall declare that all principal and interest due from PDVSA Finance under such series of notes shall become due and payable; provided that, upon certain conditions being met, such declaration may be annulled and past Events of Default may be waived (except a continuing Event of Default in payment of principal of (or premium, if any) or interest on such notes) by the Holders of the relevant percentage specified above of principal amount of the notes of all such affected series then Outstanding. In the case of an Event of Default described under (d) under "—Events of Default" above, the Trustee shall declare that all principal and interest due from PDVSA Finance under such series of notes shall become due and payable as soon as such Event of Default occurs.

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

    Negative Pledge.    PDVSA Finance will not directly or indirectly Incur any Lien (other than a Permitted Lien) on or with respect to any Property of PDVSA Finance to secure Indebtedness unless all issued and outstanding Indebtedness of PDVSA Finance is secured equally and ratably with any and all other Indebtedness secured by such Lien.

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

  Separate Corporate Existence.    PDVSA Finance covenants and agrees (a) to maintain its own deposit account or accounts to which none of its Affiliates (other than the Servicer or the Investment Manager, in their respective capacities and in accordance with the Servicing and Collection Agency Agreement and the Investment Management Agreement) has independent access, and PDVSA Finance will not commingle its funds with the funds of Petróleos de Venezuela or any Affiliate of PDVSA; (b) that, to the extent it shares the same officers or other employees with any of its stockholders or Affiliates, the salaries of and the expenses related to providing benefits to such officers and other employees shall be fairly allocated among such entities, and each such entity shall bear its fair share of the salary and benefit costs associated with all such common officers and employees; (c) that, to the extent it jointly contracts with any of its stockholders or Affiliates to do business with vendors or service providers or to share overhead expenses, the costs incurred in so doing shall be allocated fairly among other entities, and each such entity shall bear its fair share of such costs; (d) that, to the extent it contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any of its stockholders or Affiliates, the costs incurred in so doing shall be fairly allocated to or among such entities for whose benefit the goods or services are provided, and each such entity shall bear its fair share of such costs; (e) that all business transactions between PDVSA Finance and any of its Affiliates, whether currently existing or hereafter entered into, shall be only on terms no less favorable to PDVSA Finance than the terms that would be obtainable by PDVSA Finance if such transactions were entered into with non-affiliates; (f) to maintain office space separate from the office space of PDVSA Petróleo and its Affiliates (but which may be located at the same address as PDVSA Petróleo or one of the Affiliates); (g) that, to the extent it and any of its stockholders or Affiliates have offices in the same location, there shall be a fair and appropriate allocation of overhead costs among them, and each such entity shall bear its fair share of such expenses; (h) to issue separate financial statements prepared not less frequently than quarterly and prepared in accordance with IAS; and (i) to conduct its affairs strictly in accordance with its Memorandum of Association and to observe all necessary, appropriate and customary corporate formalities, including, but not limited to, holding all regular stockholders' and directors' meetings, maintaining current minute books, and maintaining financial reports, corporate records and books of account separate from those of any other Person.

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

  Agreements.    PDVSA Finance shall not (a) become a party to any indenture, mortgage, instrument, contract, agreement, lease or other undertaking, except (i) the Transaction Documents, (ii) leases of office space, equipment or other facilities for use by PDVSA Finance in its ordinary course of business, (iii) employment agreements, service agreements and agreements relating to shared employees and (iv) agreements necessary to perform its obligations or otherwise permitted under the Transaction Documents, (b) issue any power of attorney (except to any Collection Agent or the Servicer or except for the purpose of permitting any Person to perform any functions on behalf of PDVSA Finance that are not prohibited by, or inconsistent with, the terms of the Transaction Documents), or (c) amend, supplement, modify or waive any of the provisions of any Receivables Document or request, consent or agree to or suffer to exist or permit any such amendment, supplement, modification or waiver or exercise any consent rights granted to it thereunder unless such amendment, supplement, modification or waiver or such exercise of consent rights would not have an adverse effect on the interests, rights or remedies of the holders of any outstanding Indebtedness of PDVSA Finance under or with respect to the Transaction Documents.

  Offices.    PDVSA Finance covenants and agrees not to move the location of its chief executive office or of any of the offices where it keeps its records with respect to the Purchased Receivables, or its legal head office, to a new location within or outside the Cayman Islands, without (i) 30 days' prior written notice to the holders of Indebtedness of PDVSA Finance given in accordance with the related Debt Agreement and (ii) taking all actions reasonably requested by any holder of Indebtedness of PDVSA Finance pursuant to an Issuer Notice (including but not limited to all filings and other acts necessary under the UCC or similar statute of each relevant jurisdiction) in order to continue the perfection and priority of PDVSA Finance ownership or security interest in all Purchased Receivables then owned or thereafter created.

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

Events of Default.    Under the terms of the Fiscal Agency Agreement, the following shall constitute an "Event of Default":

  (a)
  failure by PDVSA Finance to comply with its obligations (i) to maintain and fund the Retention Account as described below under "—Funding and Administration of Retention Account" or (ii) to maintain and fund the Liquidity Facility as described below under "—Liquidity Facility," which failure shall continue for seven Business Days;

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

  (g)
  PDVSA Finance ceasing to have, at any time and for a period of five Business Days, (i) a valid unencumbered ownership interest in Purchased Receivables Sold under the Receivables Purchase Agreement (valued for purposes of this Event of Default at the Purchase Price paid therefor), whether existing as of such date or to be Generated thereafter, and (ii) a valid unencumbered ownership interest in cash, cash equivalents and Permitted Investments (including amounts held in the Liquidity Facility) having an aggregate value of at least equal to 100% of the outstanding principal amount of Indebtedness of PDVSA Finance as of the date of determination;

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

  (i)
  failure of PDVSA Petróleo to comply in any material respect with its obligation under the Receivables Purchase Agreement to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity, and PDVSA Petróleo directly or indirectly sells, in any month after such failure, crude oil of less than 30° API gravity representing more than 30% of PDVSA Petróleo's average monthly exports of such crude oil during the consecutive twelve-month period prior to the date of determination to any third party that is not required to make all payments in respect of any Receivable owing to PDVSA Petróleo to a Collection Account under circumstances in which PDVSA Petróleo would oblige such third party to resell such crude oil to one or more third parties that are required to make all payments in respect of any Receivable owing to PDVSA Petróleo to a Collection Account. For purposes of determining whether or not an Event of Default has occurred under this clause (i), for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998;

  (j)
  except with respect to the case described in clause (h) or (i) above, failure on the part of PDVSA Petróleo or Petróleos de Venezuela to remedy a material breach of any of PDVSA Petróleo's obligations under the Receivables Purchase Agreement and continuation of such failure for a period of 60 days;

  (k)
  any of the representations or warranties of Petróleos de Venezuela or PDVSA Petróleo made pursuant to (i) Sections 3.01 (Conduct of Business), 3.02 (Organization; Powers); 3.05 (Litigation; Compliance with Laws) and 3.06 (Consideration Received) or (ii) Section 3.03 (Authorization) or 3.04 (Enforceability) of the Receivables Purchase Agreement prove to have been false or incorrect in any material respect when made, and such representation or warranty continues to be false or incorrect in any material respect for 60 days;

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

  Payment of Accelerated Debt Service.    Each Debt Agreement shall expressly provide, and each holder of Indebtedness of PDVSA Finance upon becoming such a holder shall be deemed to agree, that such holder shall only be entitled to receive payment of Accelerated Debt Service in respect of such Indebtedness, and that such holder shall not ask, demand, sue for, take or receive from PDVSA Finance, by set-off or in any other manner, or retain, payment (in whole or in part) of Accelerated Debt Service other than such holder's ratable share of amounts, if any, on deposit in the "Retention Account" established and maintained with the Fiscal Agent; provided that such agreement shall automatically cease to have any force and effect upon the occurrence and during the continuance of any Event of Default of the type referred to in clause (a), (c), (d), (g), (h), (i), (k)(ii), (l) or (m) above under "Events of Default." The foregoing shall not limit the right of any Person to enforce the Receivables Documents against any party thereto or to exercise any right thereunder.

  Funding and Administration of Retention Account.    PDVSA Finance has established pursuant to the Fiscal Agency Agreement and at all times shall maintain an account with the Fiscal Agent designated as the "Retention Account."

  On each Business Day during a period when a Specified Event Notice and/or an Acceleration Notice is in effect, PDVSA Finance, or the Fiscal Agent (on behalf of PDVSA Finance) has agreed to instruct the Collection Agent (or the Collection Agents, if more than one) to transfer, to the extent available in the Collection Account, to the Retention Account an amount equal to 25% of the amount, if any, by which (a) the aggregate amount of all Collections in respect of Purchased Receivables paid into the Collection Account on the immediately preceding Business Day exceeds (b) the aggregate amount of Debt Service (other than Accelerated Debt Service) paid on such immediately preceding Business Day; provided that during any period that an Acceleration Notice is in effect and if an Issuer Notice or Acceleration Notice shall have been received specifying that an Event of Default of the type referred to in clause (a), (c), (d), (g), (h), (i), (k)(ii), (l) or (m) under "Events of Default" above shall have occurred and be continuing, then PDVSA Finance, or the Fiscal Agent (on behalf of PDVSA Finance) has agreed to instruct each (or cause the Fiscal Agent to instruct) Collection Agent to transfer to the Retention Account 100% of all Collections in respect of Purchased Receivables paid into the Collection Account.

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

10.E Taxation

Cayman Islands Taxation

        The 1998 Senior Notes, 1999 Senior Notes and 2001 Senior Notes are not subject to taxation in the Cayman Islands, and no withholding is required on payments in respect of the 1998 Senior Notes, 1999 Senior Notes and 2001 Senior Notes by us to United States holders of these Notes under the laws of the Cayman Islands. There is no tax treaty regarding withholding between the Cayman Islands and the United States.

        On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property.

United States Taxation

  United States Federal Income Taxes

        The following summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the 1998 Senior Notes, the 1999 Senior Notes and the 2001 Senior Notes (collectively the "Notes" or individually a "Note") provides general information only and is not purported to address all of the United States federal income tax consequences that may be applicable to a holder of a Note. It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in notes or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, persons liable for the alternative minimum tax, financial institutions, persons holding Notes as a hedge or hedged against currency risk, as a position in a straddle for tax purposes, as part of a "synthetic security," "conversion transaction" or other integrated investment comprised of a Note and one or more other investments, or a U.S. Holder (as defined below) whose functional currency is other than the dollar. The summary is based upon tax laws of the United States as in effect on the date hereof, which are subject to change (possibly with retroactive effect) and different interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions.

        For purposes of the following discussion, a "U.S. Holder" means any beneficial owner who is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the law of the United States or any political subdivision thereof, (iii) an estate that is subject to United States federal income taxation without regard to the source of its income, or (iv) a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, was treated as a United States person on August 19, 1996 and elected to be treated as a United States person at all times thereafter. A "non-U.S. Holder" is any beneficial owner of a Note who is not a U.S. Holder.

        Holders of the Notes should consult their own tax advisors with regard to the application of tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

  U.S. Holders

  Interest

        Interest paid on the Notes (including any foreign withholding taxes and Additional Amounts, if any) will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. Holder's regular method of accounting for United States federal income tax purposes. Interest paid by PDVSA Finance on the Notes will constitute foreign source income for United States foreign tax credit purposes and generally will be treated as passive income or, in the case of certain U.S. Holders, as financial services income under the foreign tax credit limitations of the Internal Revenue Code of 1986, as amended (the "Code"). However, if the interest on the Notes becomes subject to a withholding tax of five percent or more, the interest will be "high withholding tax interest," for purposes of such limitations.

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

  Market Discount

        If a U.S. Holder purchases a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. If a Note is acquired at a market discount, unless a U.S. Holder has elected to include market discount in income as it accrues, any gain realized on any subsequent disposition of such Note (including in connection with certain non recognition transactions), payment at maturity or partial principal payment with respect to such Note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such Note was held. If a U.S. Holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such U.S. Holder had sold such Note for a price equal to its fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or the earlier disposition of the Note in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

        The amount of market discount treated as having accrued is determined either (i) on a ratable basis, by multiplying the market discount by a fraction, the numerator of which is the number of days the Note was held by a U.S. Holder, and the denominator of which is the total number of days after the date such U.S. Holder acquired the Note up to and including the date of its maturity, or (ii) if the U.S. Holder so elects, on a constant interest rate method. An election by a U.S. Holder to use the constant interest rate method is irrevocable, unless such holder acquires the consent of the Internal Revenue Service (the "IRS").

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

        Subject to the discussion of backup withholding below, any capital gain realized upon the sale, exchange or retirement of a Note by a non-U.S. Holder will not be subject to United States federal income or withholding taxes unless (i) such gain is effectively connected with a United States trade or business of such non-U.S. Holder, or (ii) in the case of an individual, such Holder is present in the United States for 183 days or more in the taxable year of the retirement or disposition and certain other conditions are met.

        Non-U.S. Holders who are entitled to benefits under an income tax treaty with the United States may be subject to different rules than those summarized above and should consult with their own tax advisors.

  Backup Withholding and Information Reporting

        Backup withholding and information reporting requirements may apply to payments of principal of (and premium, if any) and interest on a Note and to certain payments of proceeds from the sale or retirement of a Note. PDVSA Finance, its agent or a broker will be required to withhold tax from any payment that is subject to backup withholding if the holder fails to furnish its taxpayer identification number (social security number or employee identification number), furnishes an incorrect taxpayer identification number, fails to certify that such holder is not subject to backup withholding, is notified by the IRS that it has failed to properly report payments of interest or dividends, or fails to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, all corporations and persons who are not United States persons) are not currently subject to the backup withholding and information reporting requirements, but may be required to comply with applicable certification procedures to prove such exception. Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder's United States federal income tax liability, or the holder may, subject to limitations, claim a refund, if such holder provides certain information to the IRS.

        Backup withholding and information reporting will not apply to payments made by PDVSA Finance or its paying agents, in their capacities as such, to a non-U.S. Holder of a note if the holder has provided the required certification that it is not a United States person, subject to limitations, provided that neither we nor our paying agent has actual knowledge, or reason to know, that the holder is a United States person. With respect to a non-U.S. Holder, a foreign intermediary (such as foreign financial institutions and clearing organizations (other than U.S. branches), and foreign branches of U.S. financial institutions and clearing organizations) that is a "qualified intermediary" within the meaning of section 1.1441-1(e)(5) of the Treasury regulation may certify on behalf of its customers on Form W-8IMY that the customers are not U.S. persons. A foreign intermediary that is not a qualified intermediary must provide PDVSA Finance or its paying agents, in their capacities as such, its own Form W-8IMY, as well as a Form W-8BEN or Form W-9 from each of its customers.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk principally resulting from foreign exchange movements associated with Euro debt amounting to Euro 200 million at December 31, 2001, which matures between 2002 and 2006. The foreign currency exposure related to this debt is being managed using a cross-currency swap that, although it does not qualify for hedge accounting, reduces the risk of currency and interest rate changes.

        We are not exposed to interest rate risk as the weighted average yield of our debt is factored into the discount rate applied to the accounts receivable in accordance with the Receivables Purchase Agreement.

        The table below sets forth the amounts and related weighted average interest rates by expected maturity dates of our long-term debt obligations at December 31, 2001:

Total Debt at December 31, 2001

Expected Maturities	Fixed Rate Debt ($ in millions)	Weighted Average Fixed Interest Rate
2002	$282	8.03%
2003	343	8.13%
2004	208	8.19%
2005	315	8.30%
2006	133	8.31%
Thereafter	2,321	8.33%

Total	3,602	7.97%

Fair Value	$3,338

PART III

Item 17. Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

        See pages F-1 through F-16 incorporated herein by reference.

        The following financial statements, together with the report of KPMG Alcaraz, Cabrera, Vázquez (a member firm of KPMG International), which refers to a change in accounting for derivative financial instruments in 2001, and the report of Espiñeira, Sheldon y Asociados (member firm of PricewaterhouseCoopers L.L.P.) thereon, are filed as a part of this annual report on Form 20-F:

See pages F-1 through F-16, incorporated herein by reference.

Item 19. Exhibits

Exhibit No:	Description
Exhibit 1.2	Bylaws of PDVSA Finance (incorporated herein by reference to Exhibit 3.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.1
Senior Indenture, dated as of May 14, 1998, between PDVSA Finance and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance. on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.2
First Supplemental Indenture, dated as of May 14, 1998, between PDVSA Finance and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.3
Second Supplemental Indenture, dated as of April 8, 1999, between PDVSA Finance and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 11, 1999).
Exhibit 2.4
Third Supplemental Indenture, dated as of November 16, 2001, between PDVSA Finance and JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as Trustee (incorporated herein by reference to Exhibit 4.1 to the Quarterly Report on Form 6-K of PDVSA Finance filed with the U.S. Securities and Exchange Commission on November 20, 2001).
Exhibit 2.5
Fiscal and Paying Agency Agreement, dated as of May 14, 1998, among PDVSA Finance, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, Luxembourg, S.A., as paying agent (incorporated herein by reference to Exhibit 4.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
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
Exhibit 2.8
Separateness Agreement (incorporated herein by reference to Exhibit 10.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 2.9
Senior Loan dated November 10, 1998, consisting of the issuance by PDVSA Finance of promissory notes to PDV America, Inc. (incorporated herein by reference to Exhibit 2.7 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 11, 1999).

Exhibit 2.10
Senior Loan dated July 2, 1999, consisting of a promissory note issued to PDV America, Inc. (incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K of PDVAmerica, Inc. filed with the U.S. Securities and Exchange Commission on March 30, 2000).
Exhibit 2.11
PDVSA Finance/Credit Suisse Financial Products Currency SWAP, dated January 28, 2000, (incorporated herein by reference to Exhibit 2.9 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 26, 2000).
Exhibit 10.1	Consent of KPMG Alcaraz Cabrera Vázquez (a member firm of KPMG International).
Exhibit 10.2	Consent of Espiñeira, Sheldon y Asociados (a member firm of PricewaterhouseCoopers L.L.P.).
Exhibit 10.3	Consent of Purvin & Gertz, Inc.
Exhibit 99.1
Annual Report on Form 20-F of Petróleos de Venezuela, S.A., for the year ended December 31, 2001, as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on June 14, 2002 (incorporated herein by reference).
Exhibit 99.2
The consolidated financial statements of CITGO Petroleum Corporation for the year ended December 31, 2001, as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 28, 2002 (incorporated herein by reference).
Exhibit 99.3	U.S. Market Analysis of Venezuelan Crude Oil and Refined Products by Purvin & Gertz, Inc., dated June 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDVSA FINANCE LTD.
	By:	/s/ LUIS DÁVILA
		Name:	Luis Dávila
		Title:	Principal Director and President
Date: June 14, 2002

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

        "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with the applicable accounting standard. For purposes of the covenant described under "Negative Pledge," a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

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

        "Designated Customer" shall mean, a Customer that is:

            (i)  listed on Schedule I to the Receivables Purchase Agreement on the date of the Receivables Purchase Agreement and as to which PDVSA Petróleo has delivered to PDVSA Finance a fully executed copy of a Designated Customer Notice together with a fully executed acknowledgment of receipt thereof by such Person; or

          (ii)  listed on Schedule I pursuant to a Customer Inclusion and as to which PDVSA Petróleo has satisfied the conditions and requirements set forth in Sections 6.13(c)(ii) and 4.03 of the Receivables Purchase Agreement.

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

        "Duff & Phelps" means Duff & Phelps Credit Rating Co.

        "Eligible Customer" shall mean a Customer that (a) is a United States Person or a Canadian Person or (b) any other Customer identified by PDVSA Petróleo to PDVSA Finance and reasonably acceptable to PDVSA Finance, provided that an opinion of counsel substantially to the effect of the form of opinion set forth in Exhibit B to the Receivables Purchase Agreement is delivered to PDVSA Finance at the time such Customer is so identified.

        "Eligible Receivable" shall mean any Receivable (a)(i) for purposes of the definition of Purchased Receivable, of a Customer that, on the Determination Date corresponding to such Receivable, was an Eligible Customer and (ii) for purposes of Section 6.02 of the Receivables Purchase Agreement, of a Customer that, on the day such Receivable was Generated, was an Eligible Customer, and (b) that (i) upon delivery of a final invoice to the Customer, which shall occur by no later than two days prior to the date on which such Receivable shall be due and payable, shall be an obligation to pay a sum certain and not subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment and (ii) is required to be paid in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relate, whether or not such Receivable is actually paid during such period.

        "Equity" means the total paid-in capital, retained earnings and reserves of PDVSA Finance and the outstanding principal amount of any capital provided to PDVSA Finance by Petróleos de Venezuela in the form of subordinated debt which is subordinated on the terms set forth in the Fiscal Agency Agreement.

        "Fitch" means Fitch-IBCA Inc.

        "Generation" shall mean, with respect to any Receivable, the act and moment on which such Receivable first becomes an obligation of the Customer to pay PDVSA Petróleo. "Generate," "Generated" and "Ungenerated" shall have correlative meanings.

        "Governmental Authority" shall mean the government of Venezuela, the Cayman Islands or the United States, or of any state or other political subdivision therein or agency or instrumentality thereof.

        "Guarantee" means any obligation, contingent or otherwise, by any Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "Guaranteed," "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

        "Holder," "Holder of Notes," "Noteholder" or other similar terms mean the person in whose name such Note is registered in the security register kept by PDVSA Finance for that purpose in accordance with the terms of the Indenture.

        "IAS" shall mean the accounting standards promulgated by the International Accounting Standards Committee as in effect from time to time.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to IAS or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in IAS that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

        "Indebtedness" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money, (ii) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations Incurred in connection with the acquisition of Property, assets or businesses, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) any Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) any payment obligation of such Person under interest rate protection agreements or exchange rate contracts at the time of determination, (viii) any obligation to pay rent or other payment amounts of such Person with respect to any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a wholly owned Subsidiary of such Person or between one or more wholly owned Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a wholly owned Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its wholly owned Subsidiaries to which such Person is a party and (ix) any obligation of the type referred to in clauses (i) through (viii) of this paragraph of another Person (other than endorsements of negotiable instruments for deposit or collection in the ordinary course of business) and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise. For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Fiscal Agency Agreement or any Debt Agreement; provided, however, that, if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. Subordinated debt owed to PDVSA which constitutes Equity shall not be treated as "Indebtedness."

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

        "Issuer Notice" means a written notice to PDVSA Finance from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or the representative of such holder) stating that such notice constitutes an "Issuer Notice" for purposes of the Fiscal Agency Agreement; provided that, if the Debt Agreement pursuant to which such Indebtedness of PDVSA Finance is issued and outstanding contains specific procedures, conditions or requirements (including voting procedures) for the giving of an "Issuer Notice" thereunder, then no such notice shall constitute an "Issuer Notice" unless such procedures, conditions or requirements have been complied with.

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

        "Material Adverse Effect" shall mean (a) as used in the Receivables Documents, (i) any material impairment of PDVSA Petróleo's ability to perform any of its material obligations or to comply with or conduct any of its business in accordance with any of its material representations, warranties, covenants or agreements under any Transaction Document or (ii) any material impairment of the interests, rights or remedies of PDVSA Finance or the Collection Agent under any Transaction Document and (b) as used in the Fiscal Agency Agreement and the Indenture, (i) any material impairment of PDVSA Finance's ability to perform any of its material obligations or to comply with or conduct its business in accordance with any of its material representations, warranties, covenants or agreements under any Transaction Document or (ii) any material impairment of the ability of PDVSA Finance to perform any of its payment obligations or other obligations under any Debt Agreement.

        "MBPD" means thousands of barrels per day.

        "Moody's" means Moody's Investors Service, Inc.

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

        "Permitted Investments" means (i) securities issued or unconditionally and fully guaranteed or insured by the full faith and credit of the government of the United States or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (ii) obligations issued or fully guaranteed by the government of Canada, Switzerland or any member country of the European Union or any state of the United States of America or of any of such other governments or any political subdivision of any such state or any agency or public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from Moody's and S&P and, if rated by Duff & Phelps or Fitch, from any such rating agency, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, banker's acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million and rated at least A or its equivalent by Moody's and S&P and, if rated by Duff & Phelps or Fitch, by any such rating agency, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (i), (ii) and (iii) above, entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper or other debt instruments having one of the two highest ratings obtainable from Moody's and S&P and, if rated by Duff & Phelps or Fitch, from any such rating agency, and in each case maturing within one year after the date of acquisition and (vi) investments in money market funds (including, without limitation, deposits in the VISTA Money Market Funds and any other fund for which the Fiscal Agent or any affiliate of the Fiscal Agent serves as an administrator, shareholder servicing agent and/or custodian or subcustodian), so long as such have one of the two highest ratings from Moody's and S&P and, if rated by any of Duff & Phelps or Fitch, from any such rating agency and invest exclusively in investments of the types described in clauses (i) through (v) above.

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

        "Requirements of Law" shall mean, as to any Person, the certificate of incorporation and bylaws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or a final determination of a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject except for any provision of such certificate of incorporation, bylaws, other organizational or governing documents, law, treaty, rule, regulation or final determination the violation of which will not have a Material Adverse Effect.

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

        "Specified Event Notice" means a written notice to PDVSA Finance and the Fiscal Agent from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or other representative of such holder) stating that a Specified Event has occurred and is continuing, identifying such Specified Event and stating that such notice constitutes a "Specified Event Notice" for purposes of the Fiscal Agency Agreement; provided that, if the Debt Agreement pursuant to which such Indebtedness is issued and outstanding contains specific procedures, conditions or requirements (including voting procedures) for the giving of a Specified Event Notice thereunder then no such notice shall constitute a "Specified Event Notice" unless such procedures, conditions or requirements have been complied with.

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

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA)

Financial Statements

December 31, 2001 and 2000

With Independent Auditors' Report Thereon

Independent Auditors' Report

To the Board of Directors and Shareholder of
PDVSA Finance Ltd.:

        We have audited the accompanying balance sheets of PDVSA Finance Ltd. (a wholly owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDVSA Finance Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards adopted by the International Accounting Standards Board.

        Accounting practices prescribed by the International Accounting Standards Board, as described in note 2(j) to the financial statements, vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income expressed in U.S. dollars for the year ended December 31, 2001.

        As discussed in note 2(i) to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments to conform with International Accounting Standards IAS 39 (Revised 2000) "Financial Instruments: Recognition and Measurement."

KPMG ALCARAZ CABRERA VÁZQUEZ
/s/ GUSTAVO GONZÁLEZ BRACHE Gustavo González Brache Public Accountant C.P.C. N° 476 Caracas, Venezuela March 8, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and Board of Directors of
PDVSA Finance Ltd.

        In our opinion, the accompanying statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the results of operations of PDVSA Finance Ltd. (the Company) and its cash flows for the year ended December 31, 1999, in conformity with International Accounting Standards (IAS). These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing, which are substantially similar to those in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of PDVSA Finance Ltd. for any period subsequent to December 31, 1999.

ESPIÑEIRA, SHELDON Y ASOCIADOS
/s/ CARLOS HUGO ODREMÁN Carlos Hugo Odremán
CPC 463
Caracas, Venezuela March 20, 2000

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31,
	2001	2000
Assets
Current assets
Cash and cash equivalents (note 2f)	35,006	—
Liquidity account (note 3)	96,124	87,671
Current portion of unamortized premium on cross-currency swap (note 5)	—	4,039
Current purchased accounts receivable (includes 365,806 and 530,362 due from affiliates at December 31, 2001 and 2000, respectively) (note 4)	588,170	908,262
Rights to future (ungenerated) purchased accounts receivable (note 4)	3,737,332	2,979,235

Total current assets	4,456,632	3,979,207
Non-current asset
Unamortized premium on cross-currency swap (note 5)	—	9,652

Total assets	4,456,632	3,988,859

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	282,308	99,200
Accrued interest payable	35,584	31,558
Deferred income	2,223	3,208
Accruals and accounts payable	1,278	3,689
Current income tax payable (note 8)	15,762	18,669
Deferred income tax (note 8)	4,184	2,404

Total current liabilities	341,339	158,728
Long-term liabilities
Long-term debt (note 6)	3,320,092	3,113,040
Cross-currency swap (note 5)	37,580	22,760

Total liabilities	3,699,011	3,294,528

Shareholder's equity
Capital stock (note 9)	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	257,621	194,331

Total shareholder's equity	757,621	694,331

Total liabilities and shareholder's equity	4,456,632	3,988,859

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Statements of Income

(Expressed in thousands of U.S. dollars)

	Years ended December 31,
	2001	2000	1999
Revenues
Income from discount of purchased accounts receivable (note 2c)	354,377	353,949	313,899
Other income	4,230	6,515	3,555

Total revenues	358,607	360,464	317,454
Interest expense (note 6)	(252,285)	(255,310)	(227,357)
Unrealized foreign exchange gains (note 2g)	11,744	7,646	14,475
Loss on cross-currency swap (note 5)	(10,201)	(3,534)	—
General and administrative expenses (note 7)	(8,723)	(11,691)	(6,877)

Income before income taxes	99,142	97,575	97,695
Income tax expense (note 8)	(17,542)	(17,520)	(15,538)

Net income	81,600	80,055	82,157

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2001, 2000 and 1999

(Expressed in thousands of U.S. dollars)

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 1998	200,000	300,000	32,119	532,119
Net income	—	—	82,157	82,157

Balances at December 31, 1999	200,000	300,000	114,276	614,276
Net income	—	—	80,055	80,055

Balances at December 31, 2000 as previously reported	200,000	300,000	194,331	694,331
Cumulative effect of adopting IAS 39 (note 5)	—	—	(18,310)	(18,310)

Balances at December 31, 2000 as restated	200,000	300,000	176,021	676,021
Net income	—	—	81,600	81,600

Balances at December 31, 2001	200,000	300,000	257,621	757,621

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

(Expressed in thousands of U.S. dollars)

	Years ended December 31,
	2001	2000	1999
Cash flows from operating activities
Net income	81,600	80,055	82,157
Items not requiring cash
Deferred income tax	1,780	(1,149)	1,495
Unrealized foreign exchange gains	(11,744)	(7,646)	(14,475)
Loss on cross-currency swap	10,201	3,534	—
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(84,522)	(48,743)	(71,822)
Accrued interest payable	4,026	(913)	13,662
Accruals and accounts payable	(2,410)	2,997	(2,746)
Current income tax payable	(2,136)	5,754	9,964

Net cash provided by (used in) operating activities	(3,205)	33,889	18,235

Cash flows from investing activities
Liquidity account	(8,279)	(22,153)	(25,895)
Collection of accounts receivable, net of discounts collected	10,240,623	2,974,605	6,886,031
Purchases of accounts receivable	(10,594,933)	(12,953,703)	(8,115,151)

Net cash used in investing activities	(362,589)	(1,251)	(1,255,015)

Cash flows from financing activities
Issuance of long-term debt	500,000	—	1,253,860
Debt repayments	(99,200)	(74,400)	—

Net cash provided by (used in) financing activities	400,800	(74,400)	1,253,860

Cash and cash equivalents
Net change for the year	35,006	(41,762)	17,080
At the beginning of the year	—	41,762	24,682

At the end of the year	35,006	—	41,762

Supplemental disclosure
Cash paid during the year for Interest	248,175	256,223	213,695

Income tax	18,669	14,043	4,079

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petróleos de Venezuela, S.A.—PDVSA)

Notes to the Financial Statements

December 31, 2001 and 2000

(All amounts in thousands of U.S. dollars)

(1)  Incorporation and Operations

        PDVSA Finance Ltd. (the Company) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela, S.A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

        The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S.A., together with its predecessor PDVSA Petróleo y Gas, S.A., ("PDVSA Petróleo"), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA Petróleo.

        Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance by PDVSA Petróleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

        All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, has been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2)  Significant Accounting Policies

        The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

  (a)    Statement of Compliance

        The financial statements have been prepared in accordance with International Accounting Standards (IAS) adopted by the International Accounting Standards Board (IASB), and interpretations issued by the Standing Interpretations Committee of the IASB.

  (b)    Basis of Presentation

        The financial statements are presented is U.S. dollars. They are prepared on the historical cost basis or using amounts which approximate fair value in the case of cash and cash equivalents, liquidity account, current purchased accounts receivable and rights to future purchased accounts receivable. Accounting policies, except for the change in accounting policy (refer to note 2(i)), are consistent with those used in the previous year.

  (c)    Revenue Recognition

        Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

  •
  Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

  •
  Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

  •
  The total amount of the discount on each purchased Eligible Receivable (i.e., the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At December 31, 2001 and 2000, the discount rate was 8.46%, and 8.40%, respectively.

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

  (g)    Foreign Currency Transactions

        Transactions in foreign currency are recorded in dollars at the rate of exchange at the dates of the transactions. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

  (h)    Segment Reporting

        The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

  (i)    Adoption of New Accounting Principle—IAS 39

        The Company adopted IAS 39 "Financial Instruments: Recognition and Measurement" effective January 1, 2001. IAS 39 requires that all derivative financial instruments be recorded at fair value on the balance sheet, as either assets or liabilities, with an offset either to shareholder's equity or income depending on the classification of the derivative.

        The Company decided not to adopt hedge accounting and effective January 1, 2001, the derivative financial instrument was recognized in the balance sheet at its fair value, and subsequent changes in its fair value are recorded in the statement of income. As a result of adopting this new accounting principle, the Company recorded a cumulative effect type adjustment of US$(18,310), reducing the balance of retained earnings as of January 1, 2001 (see note 5).

  (j)    Reconciliation to Accounting Principles Generally Accepted in the United States (U.S. GAAP)

        The Company's financial statements are prepared in accordance with International Accounting Standards ("IAS"). As of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 there are no material differences between U.S. GAAP and IAS affecting the financial statements, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under U.S. GAAP. The reconciliation of reported net income to net income reported under U.S. GAAP for the year ended December 31, 2001 is as follows:

Year ended December 31, 2001
Net income, as reported	81,600
Cumulative effect of adopting new accounting principle for accounting for derivative financial instruments	(18,310)

Net income as reported in accordance with U.S. GAAP	63,290

        The adoption had no effect on the balance sheet nor on cash flows from operating activities (see note 5).

  (k)    Reclassifications

        Certain reclassifications in the financial statements from previous years have been made for comparative purposes with the 2001 classifications.

(3)  Liquidity Account

        Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S.A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account." Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At December 31, 2001 and 2000, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)  Current and Future Purchased Accounts Receivable

        Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payments of Eligible Receivables. PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo without regard to any concentration limit by Designated Customers.

(5)  Financial Instruments

        The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are high-quality securities currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo's failure to perform certain of its covenants under the RPA the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the years ended December 31, 2001, 2000 and 1999. At December 31, 2001 and 2000, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

        On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

        The cross-currency swap has been recorded at its fair value at December 31, 2001. The cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133, as amended. As a result the Company does not account for this derivative as a hedge contract and changes in the fair value of this derivative subsequent to January 1, 2001 are recorded in the statement of income. On January 1, 2001 the fair value of the cross-currency swap was US$(27,379) and under IAS 39 "Financial Instruments: Recognition and Measurement" the Company recorded an adjustment of US$(18,310), reducing the balance of retained earnings at January 1, 2001 reflecting the change of adopting a new accounting principle. Under SFAS No. 133, the Company would record an expense of US$18,310 in the statement of income, reflecting the change of adopting a new accounting principle. The fair value of the cross-currency swap at December 31, 2001 is US$(37,580) and the resulting change in the fair value for the year then ended amounted to an unrealized loss of US$10,201, and is recorded in the statement of income. The carrying value of all other financial instruments approximate fair value except for long-term debt which is disclosed in note 6.

(6)  Long—Term Debt

        Long-term debt is summarized as follows:

	December 31,
	2001	2000
6.450% Notes due 2002 through 2004	400,000	400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	226,400	325,600
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	178,000	188,640
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	500,000	—

	3,602,400	3,212,240
Less current portion of long-term debt	(282,308)	(99,200)

Total long-term debt	3,320,092	3,113,040

        Future maturities of long-term debt at December 31, 2001 are as follows:

Year
2002	282,308
2003	343,344
2004	207,644
2005	315,144
2006 and thereafter	2,453,960

3,602,400

        On May 14, 1998, the Company issued US$1,800 million of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

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

        On April 8, 1999, the Company issued US$1,000 million of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million (US$178 million and US$189 million as of December 31, 2001 and 2000, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

        The US$1,000 million notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged US$1,000 million aggregate principal amount of the new notes for an equal aggregate principal amount, respectively, of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

        On July 2, 1999, the Company incurred US$38 million of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of US$4.75 million, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

        On November 16, 2001, the Company issued US$500 million 8.50% unsecured notes, maturing on November 16, 2012. Interest is payable quarterly on February 16, May 16, August 16 and November 16 of each year. The principal is due in equal quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

        The estimated fair value of the Company's long-term debt at December 31, 2001 and 2000 was US$3,338 million and US$2,851 million, respectively. Fair values at December 31, 2001 were based on a broker quote, which in turn was based on a secondary market. Fair values at December 31, 2000 were estimated based on interest rates available at that time, to the Company, for issuance of debt with similar terms and remaining maturities.

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

(7)  Transactions with Shareholder and Affiliated Companies

        PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services. In connection with the issuance of the unsecured notes in November 2001, the Company incurred offering costs and underwriters discounts of approximately US$9 million. In accordance with the terms of the RPA, such amounts were recovered from PDVSA Petróleo, S.A.

        Additionally, the Company recovered all the offering costs and underwriters discounts of approximately US$22 million incurred in connection with issuance of the unsecured notes in April 1999 from PDVSA P&G in accordance with the terms of the RPA.

        PDVSA Finance Ltd. purchased Eligible Receivables of US$5,766,699, US$6,757,704 and US$3,174,151 from affiliated companies during the years ended December 31, 2001, 2000 and 1999, respectively.

        Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petróleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the years ended December 31, 2001, 2000 and 1999, the Company incurred US$8,408, US$10,624 and US$5,704, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred US$13, US$14 and US$10 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the "Investment Manager").

        As of December 31, 2001 and 2000 the Company accrued expenses of US$483 and US$2,852 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)  Income Taxes

        The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenue earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are deferred. The deferred income tax liability at December 31, 2001, 2000 and 1999 relates exclusively to such discounts.

        Income tax expense (benefit) comprises the following:

	Year ended December 31,
	2001	2000	1999
Current	15,762	18,669	14,043
Deferred	1,780	(1,149)	1,495

	17,542	17,520	15,538

(9)  Shareholder's Equity

        The authorized share capital of the Company consists of 200 million ordinary shares of US$1.00 par value each, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

(10) Commitments and Contingencies

        In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo. Neither the Bolivarian Republic of Venezuela, PDVSA and PDVSA Petróleo, nor any of PDVSA's other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

(11) Significant Agreements

        The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

  (a)    The Receivables Purchase Agreement

        Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency

Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see note 2(c)).

  Covenants

        PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables generated from sales of crude oil of less than 30° API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

  Guarantees

        PDVSA has guaranteed the performance by PDVSA Petróleo of its obligations under the RPA.

  Repurchase of Receivables

        PDVSA Petróleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petróleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

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

  Duties of the Collection Agent

        Under the RPA, Designated Customers have been instructed to make all payments in respect of Receivables owed to PDVSA Petróleo as a result of the purchase of crude oil products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

  Duties of the Servicer

        The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petróleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petróleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petróleo).