Form 20-F
period 2002-12-31
PDVSA FINANCE LTD
filed 2003-10-27
CIK 1074512

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 24, 2003.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 200,000,000 shares of common stock of PDVSA Finance Ltd. were outstanding as of December 31, 2002.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☒

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The annual report on Form 20-F of Petróleos de Venezuela, S.A. for the year ended December 31, 2002, first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on October 24, 2003, is incorporated herein by reference.

        The consolidated financial statements of CITGO Petroleum Corporation (a wholly owned subsidiary of PDVSA) for the year ended December 31, 2002 are incorporated herein by reference to the annual report on Form 10-K of CITGO for the year ended December 31, 2002, first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 24, 2003, as amended on September 8, 2003.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Item 4.B Business overview" relating to the operation and performance of PDVSA Finance Ltd., Petróleos de Venezuela, S.A. and PDVSA Petróleo, S.A. (together with its predecessor, "PDVSA Petróleo") and under the caption "Item 5. Operating and Financial Review and Prospects" are forward-looking statements. You can identify forward-looking statements by, among other things, the use of forward-looking language, such as the words "believe," "expect," "anticipate" and similar expressions. These forward-looking statements reflect our expectations for future events and financial performance. These statements are based on current plans, estimates and projections. Such statements are subject to certain risks and uncertainties, such as changes in import controls or import duties, levies or taxes in international markets and changes in prices or demand for products produced by PDVSA Petróleo or its subsidiaries or affiliates in international markets as a result of competitive, economic, political and other factors, the availability of continued access to capital markets and financing on favorable terms, regulatory compliance requirements, labor disputes and the performance by third parties of their contractual obligations. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct. Actual results could differ materially from the results projected in the forward-looking statements as a result of the risks described above. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements. Forward-looking statements speak only as of the date they were made. We undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this annual report.

        The annual report of Form 20-F of Petróleos de Venezuela for the fiscal year ended December 31, 2002, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained therein, see "Factors Affecting Forward-Looking Statements" on page ii thereof.

        As used in this annual report references to "dollars" or "$" are to the lawful currency of the United States. When used in this annual report, the terms "we," "our,""us" and "PDVSA Finance" refer to PDVSA Finance Ltd., the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A. and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

3.A    Selected financial data

        The following selected financial data have been derived from our audited financial statements. Our financial statements as of and for the years ended December 31, 2002, 2001 and 2000 have been audited by Alcaraz Cabrera Vázquez (a member firm of KPMG International), our independent auditors, whose audit report refers to a change in accounting for derivative instruments in 2001. The financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and the period from March 18, 1998 (inception) to December 31, 1998 have been audit by Espiñeira Sheldon y Asociados (a member firm of Pricewaterhouse Coopers LLP) independent auditors. See "Item 18. Financial Statements."

        Our financial statements are prepared and presented in accordance with International Accounting Standards ("IAS"). Although there are a number of significant differences between IAS and Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP"), as of and for the years ended December 31, 2002, 2001, 2000 and 1999, and for the period from March 18, 1998 (inception) through December 31, 1998, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income, except for the recording of the transition adjustment as of January 1, 2001 resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133. See note 2(j) to our financial statements.

        The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements that are included elsewhere herein, "Item 5. Operating and Financial Review and Prospects" herein, and the consolidated financial statements of Petróleos de Venezuela and the section entitled "Item 5. Operating and Financial Review and Prospects," both of which are included in the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2002. Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2002 is incorporated by reference herein.

					From March 18, 1998 (inception) to December 31, 1998
	Years ended December 31,
	2002	2001	2000	1999
	($ in thousands)
Income Statement Data:
Operating revenues	$382,826	$354,377	$353,949	$313,899	$123,991
Total revenues	386,506	358,607	360,464	317,454	125,414
Interest expense	(276,050)	(252,285)	(255,310)	(227,357)	(82,134)
General and administrative expenses	(8,266)	(8,723)	(11,691)	(6,877)	(5,024)
Income before income taxes	104,437	99,142	97,575	97,695	38,256
Income tax expense	(18,950)	(17,542)	(17,520)	(15,538)	(6,137)
Net income(1)	85,487	81,600	80,055	82,157	32,119
	December 31,
	2002	2001	2000	1999	1998
	($ in thousands)
Balance Sheet Data (at the end of period):
Current purchased accounts receivable	$435,944	$588,170	$908,262	828,262	327,222
Rights to future (ungenerated) purchased accounts receivable	3,214,181	3,737,332	2,979,235	3,031,863	2,230,375
Total assets	4,262,224	4,456,632	3,988,859	3,967,607	2,621,871
Long-term debt	2,994,826	3,320,092	3,113,040	3,225,000	2,060,000
Total liabilities	3,419,116	3,699,011	3,294,528	3,353,331	2,089,752
Capital stock	200,000	200,000	200,000	200,000	200,000
Shareholder's equity(1)	843,108	757,621	694,331	614,276	532,119

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

        We do not produce, transport, refine or sell crude oil or other refined petroleum products. We have no control over Petróleos de Venezuela or any of its subsidiaries or affiliates, including PDVSA Petróleo, or any of their operations. Accordingly, our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness depends on the ability of PDVSA Petróleo to sell enough crude oil and other petroleum products to designated customers over time to generate sufficient eligible receivables. Significant delays or disruptions in the production of crude oil by PDVSA for a substantial period, due to competitive, economic, political or other factors beyond our control, may materially and adversely affect the ability of PDVSA Petróleo to generate sufficient eligible receivables for our purchase.

        For example, in December 2002 and January 2003, an extensive work stoppage by PDVSA employees halted most of PDVSA's operations, including the production and export of crude oil, gas and related products. This resulted in a sharp decline in the amount of eligible receivables generated by PDVSA Petróleo during that period. A similar work stoppage briefly occurred in February 2002. While PDVSA's production and export have substantially returned to pre-December 2002 levels, we have no control over the occurrence of such developments and cannot assure you that similar events will not occur in the future.

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

        PDVSA Petróleo may not produce sufficient crude oil and refined petroleum products to generate enough eligible receivables. PDVSA Petróleo's ability to generate eligible receivables also depends on its maintaining sufficiently high production levels. In order to maintain production levels, PDVSA Petróleo may need to invest in new production facilities as existing facilities become obsolete. The production activities of PDVSA Petróleo are critical to the future creation of receivables. Additionally, significant delays or disruptions in the production of crude oil by PDVSA for a substantial period, due to competitive, economic or other factors beyond our control, may materially and adversely affect the ability of PDVSA Petróleo to generate sufficient eligible receivables for our purchase. We have no control over PDVSA Petróleo or any of its subsidiaries and cannot guarantee that PDVSA Petróleo will be able to maintain a sufficient production of crude oil and refined petroleum products or find additional reserves or invest in new facilities.

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

        This risk is not necessarily spread over a large number of designated customers. There is no concentration limit on purchased receivables owing from a particular customer, nor is there a concentration limit on purchased receivables owing from affiliates of Petróleos de Venezuela, either individually or in the aggregate. This means that one or a few designated customers could come to represent a substantial portion of the collections that we are owed on purchased receivables, subjecting us to the risk that even a single customer's failure to pay could impair our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness. Certain designated customers accounted for more than 10% of PDVSA Petróleo's total sales to designated customers during 2002. However, because there is no concentration limit on purchased receivables owing from a particular customer, nor any restriction on the ability of PDVSA Petróleo to channel its exports towards or away from any particular customer, we cannot predict what percentage of PDVSA Petróleo's sales will be attributable to any given customer in any future period. The composition of the pool of receivables owned by us is likely to vary over time, reflecting fluctuations in the level of demand by each of PDVSA Petróleo's customers.

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

        We have been advised by our internal legal counsel in Venezuela and in the Cayman Islands that transfers of eligible receivables under the Receivables Purchase Agreement would qualify as sales under the laws of those jurisdictions. However, no legal precedent in either of these jurisdictions directly supports that advice. Therefore, we cannot assure you that a court in a relevant jurisdiction would consider the transfer of eligible receivables from PDVSA Petróleo to us to be sales. If the transfer is not treated as a sale, we may have difficulty making payments on our outstanding indebtedness and any future indebtedness if PDVSA Petróleo becomes insolvent or subject to bankruptcy or equivalent proceedings.

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

        No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue. As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes. PDVSA Finance's application for a license to be qualified as a financial institution by competent authorities of the Cayman Islands is in process. As of the date of this annual report, such Cayman Island authorities have not issued a response on PDVSA Finance's license application. Nevertheless, the internal Venezuelan tax counsel of PDVSA has advised us that, given the nature of our operations, we should continue to be considered a qualified financial institution for Venezuelan income tax purposes. However, such internal Venezuelan tax counsel reached its conclusion about our tax status solely by interpreting the relevant Venezuelan statutes. As a result, we cannot assure you that the Venezuelan taxing authority will not conclude that we do not constitute a qualified financial institution. If this happened, any Venezuelan income that we receive would be subject to taxation in Venezuela at a rate of 34%. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify and hold us harmless for Venezuelan taxes that we must pay on income from the receivables it purchases from PDVSA Petróleo under the Receivables Purchase Agreement.

Because PDVSA Finance and Petróleos de Venezuela are foreign companies, you may not be able to effect service of process on PDVSA Finance or enforce judgments against PDVSA Finance.

        PDVSA Finance.    PDVSA Finance is organized under the laws of the Cayman Islands, and all directors and officers, as well as some of the experts named in this annual report, reside outside the United States. All or a substantial portion of our assets and of the assets of these persons may be located outside the United States. As a result, you may not be able to effect service of process on us or our directors or officers within the United States. You also may not be able to enforce in the United States judgments obtained against us or our directors or officers. Accordingly, you may not be able to enforce in the United States any judgments based on the civil liability provisions of the federal securities laws of the United States.

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

        PDVSA's business, financial condition, results of operations and prospects depend largely on international prices for crude oil and refined petroleum products. Historically, prices of international crude oil and refined petroleum products have been volatile and have fluctuated widely due to various factors that are beyond our control, including:

  •
  changes in global supply and demand for crude oil and refined petroleum products;

  •
  political events in major oil producing and consuming nations;

  •
  agreements among OPEC members;

  •
  the availability and price of competing products;

  •
  actions of commodity markets participants and competitors;

  •
  international economic trends;

  •
  currency exchange fluctuations; and

  •
  inflation.

        Historically, members of the Organization of the Petroleum and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other OPEC members. Since 1998, OPEC's production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

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

        Petróleos de Venezuela has been operated as an independent commercial entity since its formation. In December 2002 and January 2003, the opponents of the Venezuelan government initiated a nation-wide work stoppage that disrupted most activities in Venezuela, including PDVSA's operations.

Although PDVSA's operations began to normalize in February 2003, any prolonged disruption in PDVSA's activities could have a material adverse effect on the generation of eligible receivables by PDVSA Petróleo. A similar labor stoppage briefly occurred in February 2002. We have no control over the occurrence of such developments and cannot assure you that similar events will not occur in the future. In addition, we cannot assure you that the Venezuelan government will not in the future intervene in our commercial affairs in a manner that will adversely affect our business. For instance, through Petróleos de Venezuela, the government could cause PDVSA Petróleo to reduce production or limit future capital expenditure to levels that would limit PDVSA Petróleo's ability to generate the necessary flow of receivables to support payments on our indebtedness.

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

        We cannot assure you that PDVSA will be able to maintain its production levels or generate sufficient cash flow or that it will have access to sufficient investments, loans or other financing alternatives to continue its refining, exploration and development activities at or above its present levels. A reduction in PDVSA's refining, exploration and development activities for a substantial period could materially and adversely affect the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness.

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

        While Venezuelan law requires that the Bolivarian Republic of Venezuela retain exclusive ownership of Petróleos de Venezuela, it does not require the Bolivarian Republic of Venezuela to continue to conduct its crude oil exploration and exploitation activities through PDVSA. See "Item 7.A. Major shareholders" of Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2002, incorporated herein by reference. If the government elects to conduct its hydrocarbon activities other than through PDVSA, PDVSA's operations, including the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness, could be negatively affected. We can offer no assurance that Venezuelan law or the implementation of policies by the Venezuelan government will not adversely affect PDVSA Petróleo to generate eligible receivables.

PDVSA is subject to production, equipment, transportation and other risks that are common to oil and gas companies.

        PDVSA is an integrated oil and gas company and is exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production volume due to changes in reserve levels, production accidents, mechanical difficulties, adverse natural conditions, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities. See "Item 4.B Business overview—Exploration and Production" of Petróleos de Venezuela's annual report on Form 20-F for the year ended December 31, 2002, incorporated herein by reference.

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

1.
PDVSA Finance is a wholly owned subsidiary of Petróleos de Venezuela, domiciled in the Cayman Islands. It was established to act as PDVSA's principal vehicle for corporate financing through the issuance of unsecured debt.

2.
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

3.
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

4.
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

5.
PDVSA Petróleo will cause the monthly average amount of Eligible Receivables of Designated Customers that are Generated by PDVSA Petróleo during any consecutive twelve-month period and that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity. See "Item 10.C Material contracts—The Receivables Purchase Agreement."

6.
Each Designated Customer has been instructed to make all payments in respect of any Receivables owing to PDVSA Petróleo to a Collection Account.

7.
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

8.
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

9.
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

10.
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

PDVSA's customers and receivables

        Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and/or refined petroleum products and not on sales revenue. See note 18 to Petróleos de Venezuela's consolidated financial statements, incorporated herein by reference to the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2002, for segment information regarding PDVSA Petróleo's operations. In addition, for an assessment of the market for Venezuelan crude oils and Venezuelan petroleum products relative to the present customer relationships and contracts of PDVSA, with a particular focus on the United States and the designated customers, see the report entitled "U.S. Market Analysis of Venezuela Crude Oil and Refined Products" prepared by Purvin & Gertz, Inc., dated June 2003, attached hereto as Exhibit 14.3.

        In 2002, PDVSA exported 1,764 thousand barrels per day ("MBPD") of crude oil, or 66% of its total crude oil production. In addition, in 2002, PDVSA exported 647 MBPD, or 61%, of refined petroleum products produced in Venezuela. Of total exports of crude oil and refined petroleum products, 1,314 MBPD, or 55%, were sold to the United States and Canada.

        In 2002, PDVSA Petróleo exported 1,764 MBPD of crude oil, or 66% of its total crude oil production. PDVSA Petróleo conducts all export operations of crude oil and refined products from Venezuela on behalf of PDVSA. Of total crude oil exports by PDVSA Petróleo in 2002, an aggregate of 1,053 MBPD were exported to the United States and Canada. In 2002, the total crude oil sales to customers (including customers outside of the United States and Canada) who qualified as designated customers were 1,160 MBPD.

        For the year ended December 31, 2002, CITGO accounted for approximately 28% of PDVSA Petróleo's total sales, by volume, of crude oil and refined products to designated customers. Under the terms of our Notes (defined under "Item 10.C Material contracts—The Indenture"), the amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliated customers of PDVSA, whether individually or in the aggregate. Certain other designated customers accounted for 10% or more of PDVSA Petróleo's total sales to designated customers for the period from January through December 2002. Of crude oil exports not sold in the United States and Canada, 134 MBPD were sold in Europe, 500 MBPD in the Caribbean and Central America and 77 MBPD in South America and other destinations.

        Of total refined petroleum products produced in Venezuela in 2002, 420 MBPD were consumed in the domestic market and 647 MBPD were exported. Of total exports of refined petroleum products by PDVSA Petróleo in 2002, 216 MBPD were sold to the United States and Canada. In 2002, the total refined petroleum products sales to customers (including to customers outside of the United States and Canada) who qualified as designated customers was 117 MBPD. Affiliated customers of PDVSA accounted for 62% of refined product sales to designated customers and the remainder of refined product sales were to designated third parties. Of refined petroleum products not sold in the United

States and Canada, 239 MBPD were sold in the Caribbean and Central America and 192 MBPD were exported to other destinations.

        Most of PDVSA Petróleo's crude oil customers are long-standing customers that have had relationships with PDVSA for 15 to 27 years. In 2002, approximately 61% of PDVSA Petróleo's crude oil export sales were made pursuant to PDVSA Petróleo's customary terms and conditions to customers with whom it maintains long-standing commercial relationships. In 2002, approximately 23% of PDVSA Petróleo's total crude oil exports, were made under long-term contracts for specified volumes to U.S. subsidiaries or affiliated customers of PDVSA, approximately 15% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliated customers of PDVSA and approximately 1% were sales under long-term contracts for specified volumes to third parties.

        A majority of PDVSA's crude oil customers receive shipments on a regular basis. In the aggregate, such shipments are for relatively constant volumes throughout the year. As a result, other than with respect to certain U.S. producers of asphalt that purchase crude oil primarily from late spring through early fall, there is little seasonality in PDVSA's sales volumes of crude oil. Crude oil customers are invoiced pursuant to pricing formulas set forth in the applicable contracts, which are generally based on market prices and standard payment terms of 30 days after delivery of crude oil or refined petroleum products. In 2002, over 90% of the invoices for crude oil and refined petroleum product export sales were paid on time and in accordance with the established credit terms.

        The evaluation of the creditworthiness of each potential customer is undertaken by PDVSA Petróleo's credit unit. The credit unit recommends specific credit limits, terms and conditions for each potential customer, including the requirement for a letter of credit issued by a qualified bank in the case of customers that represent relatively higher degree of credit risk, based on its financial evaluation, the estimated business potential of such potential customer and its appraisal of current market conditions. PDVSA has a comprehensive program to monitor its outstanding receivables.

        PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and, as of December 31, 2002, carried on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries of approximately $20.3 million, representing approximately 1.6% of PDVSA's total accounts receivable as of December 31, 2002 or less than 0.06% of PDVSA's export sales for 2002. Based upon PDVSA Finance's historical experience of not having any credit losses and based upon PDVSA Finance's review of its receivables outstanding at December 31, 2002, PDVSA Finance did not carry any allowance for credit losses at December 31, 2002. There can be no assurance, however, that loss and delinquency for the receivables, including purchased receivables, in the future will be similar to that experienced in the past. See "Item 4.B Business overview—Credit and Collection Policies."

        The following tables set forth the composition of PDVSA's exports of crude oil and refined petroleum products for the years 2000 through 2002:

	Year ended December 31,
	2002		2001		2000
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)
Crude oil(1):
Light (API gravity of 30[o] or more)	672	38%	659	32%	716	36%
Medium (API gravity of 21[o] or more and less than 30o)	360	20	585	28	586	29
Heavy and extra-heavy (API gravity of less than 21o)	732	42	821	40	696	35

Subtotal	1,764	100%	2,065	100%	1,998	100%

Refined petroleum products:
Gasoline/Naphtha	137	21%	165	24%	186	23%
Distillate(2)	231	36	241	35	294	36
Low sulfur residual	—	—	3	—	29	3
High sulfur residual	149	23	189	27	187	23
Liquid petroleum gas	56	9	44	6	43	5
Other	74	11	55	8	86	10

Subtotal	647	100%	697	100%	825	100%

Total exports	2,411		2,762		2,823

(1)
Includes sales of crude oil and subsidiaries and affiliated refineries (including to the Isla refinery in Curaçao) of 1,028 MBPD1,143 MBPD and 973 MBPD in 2002, 2001, and 2000, respectively.

(2)
Includes kerosene.

Average sales prices of PDVSA Exports

	Year ended December 31,
	2002	2001	2000
	($ per barrel)
Crude oil(1)	$21.35	$18.95	$24.94
Refined petroleum products	24.23	23.94	28.40
Liquid petroleum gas	17.65	19.55	25.42
Weighted average for the year	21.94	20.21	25.91

(1)
Includes sales of crude oil to affiliates.

        The following table sets forth the geographic breakdown of PDVSA's exports of all types of crude oil, identifying sales to affiliates and third parties for the years 2000 through 2002, together with certain information regarding PDVSA's exports of light and medium/heavy crude oil and of refined petroleum products for those years:

	Year ended December 31,
	2002		2001		2000
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)
Crude Oil:
All types	1,764	100%	2,065	100%	1,998	100%

United States and Canada	1,053	60	1,190	58	1,185	59

Subsidiaries and affiliates	678	38	694	34	518	26
Third parties	375	22	496	24	667	33
Europe	134	8	151	7	138	7

Subsidiaries and affiliates	61	4	63	3	71	4
Third parties	73	4	88	4	67	3
Caribbean and Central America	500	28	573	28	571	29

Subsidiaries and affiliates	360	20	386	19	373	19
Third parties	140	8	187	9	198	10
South America and others	77	4	151	7	104	5

Third parties	77	4	151	7	104	5

Light (API gravity of 30[o] or greater)(1)	672	38	659	32	716	36

United States and Canada	256	14	273	13	417	21
Others	416	24	386	19	299	15
Medium/Heavy (API gravity of less than 30o)(2)	1,092	62	1,406	68	1,282	64

United States and Canada	797	45	913	44	767	38
Others	295	17	493	24	515	26
Refined petroleum products	647	100	697	100	825	100

United States and Canada	216	33	307	44	355	43
Others	431	67	390	56	470	57
Total crude oil and refined petroleum products exports	2,411	n.a.	2,762	n.a.	2,823	n.a.

Average sales price per barrel (in U.S.$)
Light (API gravity of 30[o] or greater)	$23.46		$22.47		$28.20
Medium/Heavy (API gravity of less than 30o)	20.24		17.29		23.12
Refined petroleum products	23.52		23.94		28.40

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

Our Designated Customers and Purchased Receivables

  Our Designated Customers

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

        Under the Receivables Purchase Agreement, PDVSA Petróleo must ensure that the monthly average amount of sales to designated customers by PDVSA Petróleo during any consecutive twelve-month period represent at least the lesser of (1) 27 million barrels of oil of less than 30°API gravity and (2) 80% of PDVSA Petróleo's total sales of oil of less than 30°API gravity to eligible customers. Compliance with the above-mentioned covenant will require that PDVSA Petróleo deliver a designated customer's notice to, and obtain the acknowledgment thereof by, any future U.S. or Canadian customer that accounts for any significant portion of PDVSA Petróleo's sales of oil of less than 30°API gravity to the United States and Canada. In 2002, designated customers accounted for more than 90% of PDVSA Petróleo's monthly crude oil shipments to the United States and Canada, and certain designated customers accounted for more than 10% of PDVSA Petróleo's total sales to designated customers during 2002.

  Our Purchased Receivables

        Pursuant to the Receivables Purchase Agreement, by depositing the purchase price in an account designated by PDVSA Petróleo, we purchase from PDVSA Petróleo its existing (previously generated) eligible receivables of designated customers or, in the event no such receivables have been generated on or prior to the date of payment of the purchase price, future eligible receivables of designated customers, in the order in which they are by their respective terms generated, with the eligible receivables of designated customers first to be generated being purchased first and eligible receivables of designated customers last to be generated being purchased last. Eligible receivables consist of receivables of an eligible customer that (1) upon delivery of a final invoice to the customer, which shall occur by no later than two days prior to the date on which such receivable shall be due and payable, shall be an obligation to pay a sum certain and not subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment and (2) is required to be paid in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates, whether or not such receivable is actually paid during such period.

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

        The following table sets forth our accounts receivable outstanding at December 31, 2002, 2001 and 2000.

Our Outstanding Accounts Receivable at December 31, 2002, 2001 and 2000

	December 31,
	2002	2001	2000
	($ in millions)
Current purchased accounts receivable:
Affiliates	$266.4	$365.8	$530.4
Non-affiliates	169.5	222.4	377.9

Subtotal	435.9	588.2	908.3
Rights to future (ungenerated) purchased accounts Receivable	3,214.2	3,737.3	2,979.2

Total	$3,650.1	$4,325.5	$3,887.5

        The decrease in our rights to future purchased accounts receivable at December 31, 2002 compared to the prior year was due primarily to the extensive work stoppage by PDVSA employees during December 2002. The work stoppage disrupted most of PDVSA's operations during that period, including the production and export of crude oil, gas and related products and, consequently, the ability of PDVSA Petróleo to sell crude oil and other petroleum products to designated customers in order to generate eligible receivables for our purchase.

PDVSA's Crude Oil Exports

  Geographic Distribution of Exports

        In 2002, PDVSA exported 66% of its total crude oil production. The balance was refined in Venezuela and the products were either exported or consumed in Venezuela. In 2002, approximately 60% PDVSA's crude oil (by volume) was exported to North America—58% to the United States and 2% to Canada. In 2002, 28% of PDVSA's crude oil (by volume) was exported to the Caribbean and Central America, 8% was exported to Europe and 4% was exported to South America and other destinations.

  Designated Customers for Crude Oil

        In 2002, 66% of PDVSA's crude oil exports were to customers (including customers outside of the United States and Canada) that qualified as designated customers.

        The following table sets forth the list of customers that qualify as designated customers on the date hereof, identifying the designated customers who also are affiliated customers, and, where applicable, indicating the total years of relationship with PDVSA:

Designated Customer	Total Years of Relationship
Amerada Hess Corporation(1)	7
Amoco Oil Company	27
Cargill Energy Inc	27
Chemoil Corporation	27
Chevron Products Company	27
CITGO Asphalt Refining and Chemicals LP	Affiliated Customer
CITGO International Supply Co.	Affiliated Customer
CITGO Petroleum Corporation	Affiliated Customer
CITGO Refining and Chemicals LP	Affiliated Customer
CITGO Venezuela Supply Co.	Affiliated Customer
Coastal Petroleum NV	25
Conoco Inc.	20
Crown Central Petroleum Corporation	8
Equiva Trading International LLC(2)	5
Ergon Refining Inc.	20
Exxon Trading Company International	27
Exxon Mobil Sales and Supply Corporation	1
Farmland Industries Inc.	8
Fina Oil and Chemical Company	7
Hovensa, L.L.C(3)	Affiliated Customer
Hunt Refining Co.	27
Koch Supply and Trading Company	27
Koch Petroleum Group L.P.	27
Lyondell CITGO Refining Company Ltd.	Affiliated Customer
Marathon Ashland Petroleum L.L.C.	10
Mepco Venezuela, Ltd.	12
Mobil Sales and Supply Corporation	27
Morgan Stanley Capital Group	27
Murphy Central Asia Oil Co., Ltd	12
Murphy Falklands Oil Co., Ltd	12
Murphy Faroes Oil Co., Ltd.	12

Murphy Oil Corporation	12
Murphy Oil Trading Company	12
Murphy Pacific Rim, Ltd	12
Murphy Philippines Oil Co. Ltd	12
Murphy Sabah Oil Co., Ltd	12
Murphy Sarawack Oil Co., Ltd	12
Murphy South Asia Oil Co. Ltd	12
National Cooperative Refinery Association	10
Neste Trifinery Petroleum Company	20
PDV Midwest Refining L.L.C.	Affiliated Customer
Pecten Trading Company	27
Petro Canada	27
Phillips Petroleum Company	27
Shell Canada Products Limited	27
Sinclair Oil Corporation	10
Star Enterprise	14
Texaco International Trader Inc.	27
Valero Marketing and Supply Company	27

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

        The following table provides a breakdown of the composition of sales of crude oil for the year ended December 31, 2002 to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties.

Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers
for the Year Ended December 31, 2002

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Total Crude Oil to Designated Customers/Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers(2):
CITGO(3)	26	$227,575	273	$1,976,742	299	$2,204,317	34%	25%
LYONDELL-CITGO	0	0	202	1,157,912	202	1,157,912	25	17
Midwest Refining	0	0	1	13,213	1	13,213	0	0
Hovensa	158	1,410,787	44	348,714	202	1,759,501	5	17

Subtotal Affiliated Customers	184	1,638,362	520	3,496,581	704	5,134,943	64	59
Third parties:	167	1,475,333	289	2,166,720	456	3,642,053	36	39

Total	351	$3,113,695	809	$5,663,301	1,160	$8,776,996	100%	98%

  (1)
  By volume of sales.

  (2)
  Includes short-term sales and sales made pursuant to long-term supply agreements.

  (3)
  Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers
for the Year Ended December 31, 2001

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Total Crude Oil to Designated Customers/Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers(2):
CITGO(3)	28	$209,799	297	$1,954,641	325	$2,164,440	28%	23%
LYONDELL-CITGO	0	0	234	1,404,484	234	1,404,484	22	17
Midwest Refining	9	73,701	0	0	9	73,701	0	1
Hovensa	127	1,076,585	52	395,967	179	1,472,552	5	13

Subtotal Affiliated Customers	164	1,360,085	583	3,755,092	747	5,115,177	55	54
Third parties:	173	1,443,038	388	2,425,737	561	3,868,775	37	40

Total	337	$2,803,123	971	$6,180,829	1,308	$8,983,952	92%	94%

  (1)
  By volume of sales.

  (2)
  Includes short-term sales and sales made pursuant to long-term supply agreements.

  (3)
  Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

        Because sales to designated customers change over time, the information in these tables is not necessarily indicative of future sales.

        The following table provides information regarding average daily export sales of crude oil (by volume) to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to designated customers compared to the total sales to eligible customers for the years 2000 through 2002:

PDVSA Petróleo's Crude Oil Exports to Designated Customers
Historic Sales from 2000 through 2002

	Year Ended December 31,
	2002			2001			2000
	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)	% of Designated Customers(1)	% of Designated Customers(1)	Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers(1)
Affiliated Customers(1):
CITGO(2)	299	25%	34%	325	23%	28%	315	21%	26%
LYONDELL-CITGO	202	17	25	234	17	22	200	14	19
Midwest Refining	1	0	0	9	1	0	12	1	0
Hovensa	202	17	5	179	13	5	181	12	11
Subtotal Affiliated Customers	704	59	64	747	54	55	708	48	56
Third Parties:	456	39	36	561	40	37	631	43	35

Total	1,160	98%	100%	1,308	94%	92%	1,339	91%	91%

  (1)
  Includes short-term sales and sales made pursuant to long-term agreements.

  (2)
  Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

  PDVSA's Sales to Affiliated Customers

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

  PDVSA's Sales to Third Parties

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

        The following table sets forth the accounts receivable outstanding as of December 31, 2002, 2001 and 2000, corresponding to export sales by PDVSA Petróleo of crude oil to affiliated customers and third parties that qualify as our designated customers on the date hereof:

PDVSA Petróleo's Accounts Receivable by Customer Affiliation for Designated Customers
(crude oil only)

	As of December 31,
Type of Customer
	2002	2001	2002
	($ in millions)
Affiliated Customers(1)	$389.5	$304.7	$495.2
Third Parties	221.5	186.2	301.8

  (1)
  CITGO, LYONDELL-CITGO, Hovensa and Midwest Refining are customers under long-term contracts.

Refined Petroleum Products Exports

        In 2002, PDVSA exported 61% of the refined petroleum products it produced in Venezuela. Of PDVSA's exports of refined petroleum products produced in Venezuela in 2002, 33% were exported to the United States and Canada, 37% to the Caribbean and Central America and 30% to South America and other destinations.

  Our Designated Customers for Refined Petroleum Products

        The following tables provide information regarding average daily export sales of refined petroleum products in volume to customers that qualify as our designated customers as of the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to our designated customers compared to the total sales to eligible customers for the years ended December 31, 2002 and 2001:

Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2002

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)	(%)
Affiliated Customers(2):
CITGO(3)	58	621,426	29
LYONDELL-CITGO	5	45,288	3
HOVENSA	9	87,470	5

Subtotal Affiliated Customers	72	754,184	37
Third Parties:	45	441,408	23

Total:	117	1,195,592	60

(1)
By volume of sales.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2001

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

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

        The following table provides information regarding average daily export sales of refined petroleum products in volume to customers that qualify as designated customers as of the date hereof, identifying sales to affiliated customers and third parties indicating the percentage of total sales to such customers represented for the years 2000 through 2002:

PDVSA Petróleo's Refined Petroleum Products Exports to Designated Customers
Historic Sales from 2000 through 2002

	December 31,
	2002		2001		2000
	Volume (MBPD)	% of Designated Customers(1)	Volume (MBPD)	% of Designated Customers(1)	Volume (MBPD)	% of Designated Customers(1)
Affiliated Customers(2):
CITGO()	58	29	55	16	28	6
LYONDELL-CITGO	5	3	7	2	8	2
HOVENSA	9	5	5	2	3	1

Subtotal Affiliated Customers	72	37	67	20	39	9

Third Parties:	45	23	60	17	77	18

Total:	117	60	127	37	116	27

(1)
By volume of sales.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

  Contract Terms and Conditions

        Most of PDVSA Petróleo's crude oil customers are long-standing customers that have had commercial relationships with PDVSA for 15 to 27 years. In 2002, approximately 61% of PDVSA Petróleo's total crude oil export sales were made pursuant to PDVSA Petróleo's customary terms and conditions to such long-standing customers, out of which approximately 23% were sales under long-term contracts for specified volumes to U.S. subsidiaries or affiliates of PDVSA and approximately 15% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliates of PDVSA.

        Of PDVSA's total sales by volume of refined petroleum products in 2001, 98% were made pursuant to short-term contracts and in accordance with PDVSA's customary terms and conditions and 2% of refined petroleum products exported were sold pursuant to long-term contracts for specified volumes, priced pursuant to formulas that are based on market prices.

        The following table sets forth the accounts receivable outstanding as of December 31, 2002, corresponding to export sales by PDVSA Petróleo of refined petroleum products produced in Venezuela to affiliated customers and third parties that qualify as designated customers on the date hereof:

PDVSA Petróleo's Accounts Receivable by Customer Affiliation for Designated Customers
(for Refined Petroleum Products only)

	As of December 31,
Type of Customer and Basis of Sale
	2002	2001	2000
	($ in millions)
Affiliated Customers(1)	$44.2	$61.2	$32.1
Third Parties	18.0	36.1	72.8

(1)
CITGO is the only affiliate purchasing refined petroleum products under long-term contracts.

Credit and Collection Policies

  Credit Approval Process

        The evaluation of the creditworthiness of each potential customer is undertaken by PDVSA Petróleo's credit unit, located within the finance group of PDVSA Petróleo's refining, supply and commerce division. The credit unit conducts a credit analysis of each potential customer, based on a detailed review of the three latest audited financial statements of such customer, a calculation of financial ratios, an analysis of the percentage of cross-section and trends and the generation and review of cash flow reports of such potential customer. In addition, the credit unit also requests three commercial and three banking references for each potential customer. Such references are evaluated and reviewed by the credit unit. The analysis of the financial statements conducted by the credit unit involves trend and cross-section analysis of each report. In addition, the financial ratios in such financial statements are compared against key business ratios of each industrial sector which are annually provided by internationally recognized credit rating agencies, such as Standard & Poor's Ratings Services, Moody's Investors Service and Fitch Ratings, among others, who also provide external credit reports used to value other credit parameters such as quality of debt and other financial issues of the potential customer and its environment. The analysis is completed with a review of the amount of cash generated by the potential customer from operations. This allows the credit unit to establish the financial strength and payment capability of the potential customer as well as its capacity to generate cash flow. The credit unit also prepares a brief report on the main activities, operations, organization and the prior credit history of the potential customer. The credit unit revises its evaluation parameters for each potential customer based on the customer type, i.e., major oil company, trader, refiner, and wholesaler or retailer. In addition, the creditworthiness of existing customers is monitored by the credit unit, and sales conditions are periodically adjusted to reflect changes in the customer's creditworthiness.

        Based on the financial evaluation, estimated business potential and an appraisal of current market conditions, the credit unit recommends a specific credit limit and specific terms and conditions for each potential customer. As recommended by the credit unit, accounts are opened with one of the following conditions: open account, for the highest credit quality customers; a parent company guarantee, for customers whose parent companies have a high quality credit rating; a documentary or stand-by letter of credit, which PDVSA requires in advance from customers that do not provide the credit documents required by the credit unit or have a lower credit profile. In 2002, 2001 and 2000, the percentages of PDVSA's total export sales of crude oil that were backed by letters of credit were 11%, 5% and 8%, respectively. The recommended term of credit is usually net cash within 30 days after the bill of lading date.

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

  Loss and Delinquency Experience

        PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and, as of December 31, 2002, carried on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries of approximately $20.3 million, representing approximately 1.6% of PDVSA's total accounts receivable as of December 31, 2002 or less than 0.06% of PDVSA's export sales for 2002. These provisions for losses are currently being pursued by PDVSA's legal department either through direct negotiations with the customers or by means of legal proceedings. Based upon PDVSA Finance's historical experience of not having any credit losses and based upon PDVSA Finance's review of its receivables outstanding at December 31, 2002, PDVSA Finance did not carry any allowance for credit losses at December 31, 2002. There can be no assurance, however, that loss and delinquency for the receivables, including purchased receivables, in the future will be similar to that experienced in the past.

        The evaluation of the creditworthiness of each potential customer is undertaken by PDVSA Petróleo's credit unit. The credit unit recommends specific credit limits, terms and conditions for each potential customer, including the requirement for a letter of credit issued by a qualified bank in the case of customers that represent a relatively higher degree of credit risk, based on its financial evaluation, the estimated business potential of such potential customer and its appraisal of current market conditions. PDVSA has a comprehensive program to monitor its outstanding receivables.

        The table set forth below illustrates the loss and delinquency experience of receivables generated by export sales of oil and oil products to all of PDVSA's customers and by export sales to designated customers (net of recoveries):

Delinquency and Loss Experience of Receivables

	Delinquency Experience		Loss Experience
Year Ended December 31,	PDVSA's Customers	Designated Customers	PDVSA's Customers	Designated Customers
	($ in thousands)		($ in thousands)
2002	$62.9	0	$0	0
2001	15.8	0	0	0
2000	104.9	0	0	0

	$183.6	0	$0	0

        The figures corresponding to delinquencies for the period from 2000 to 2002 represent 0.002% of the total amount of sales for that period. Such delinquencies are not considered significant or unusual and are not expected to have any impact on the future performance of the portfolio of receivables.

        As of December 31, 2002, PDVSA Finance has not experienced any credit losses. All of our accounts receivables are current as of December 31, 2002. PDVSA Finance has no allowance for credit losses at December 31, 2002 and has not recorded any provision for credit losses for the years ended December 31, 2002, 2001 and 2000.

  Average Delinquencies

        Approximately 90% of PDVSA's customers pay their amounts invoiced by the payment due date, in accordance with the credit terms established in the sales contract. PDVSA's low rate of payment delinquencies is attributable to the high credit quality of its portfolio of customers, its contract terms and the relatively high interest rate and administrative charges that PDVSA charges as a penalty on delinquent payments. The majority of payment delinquencies that PDVSA has experienced have resulted from claims that relate to difference in prices or the quality or quantity of crude oil or refined petroleum product received.

        The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at December 31, 2002:

Current Aging Schedule at December 31, 2002

	Number of Days
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)
Crude Oil	$269.1	$614.5	$89.8	$973.4
Refined Petroleum Products	63.5	169.0	43.9	276.4

Total	332.6	783.5	133.7	1,249.8

        As of December 31, 2002, all of our purchased account receivables are current.

        The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at the end of each quarter in 2002 and 2001:

Quarterly Historic Aging Schedule for 2002 and 2001(1)

	Number of Days
As of:
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)
2002
March 31	$1,309.6	$88.4	$66.2	$1,464.2
June 30	1,349.4	35.2	160.9	1,545.5
September 30	1,798.2	45.6	137.1	1,980.9
December 31	332.6	783.5	133.7	1,249.8
2001
March 31	$2,406.9	$20.4	$6.2	$2,433.5
June 30	2,317.1	8.4	3.4	2,328.9
September 30	2,370.0	0.1	3.1	2,373.2
December 31	1,700.0	0.0	3.2	1,703.2

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

        Additionally, PDVSA has also made several adjustments within its organization to enhance the internal control of its operations, to increase the efficiency of its governance model and to align its operating structure with the long-term strategies of its shareholder. These adjustments consist primarily of the adoption of an operating structure which allows a higher degree of involvement of Petróleos de Venezuela's board of directors in its activities in the oil sector and allows the board of directors to oversee PDVSA's activities in the other sectors (i.e., gas, chemicals and petrochemicals, Orimulsion® and coal), and, at the same time, enhancing PDVSA's operational independence. These adjustments are also a part of PDVSA's effort to promote private investment in its subsidiaries, PDVSA Gas, S.A., Petroquímica de Venezuela, S.A., Bitúmenes Orinoco, S.A. and Carbones del Zulia, S.A.

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

Item 5. Operating and Financial Review and Prospects

Basis of presentation

        The following discussion should be read in conjunction with our financial statements included herein. Our financial statements are prepared and presented in accordance with IAS. Although there are a number of significant differences between IAS and U.S. GAAP, as of and for the years ended December 31, 2002, 2001 and 2000, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133. See note 2(j) to our financial statements.

Critical Accounting Policies

        In connection with the preparation of our financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. See note 2 to our financial statements for a summary of the significant accounting policies and methods used in the preparation of our financial statements.

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

        At the end of February 2002, PDVSA personnel initiated labor actions against political decisions of the Venezuelan government relating to PDVSA matters. These protests resulted in a brief period of disruption in production at certain PDVSA refineries and shipping terminals in Venezuela. A similar disruption occurred in December 2002 and January 2003, when a nationwide work stoppage halted most of PDVSA's operations. As a result, PDVSA's crude oil production was reduced from around 3 million barrels per day in November 2002 to an average of about 1.2 million barrels per day in December 2002 and an average of about 0.7 million barrels per day in January 2003. Consequently, there was a sharp decline in the volume of crude oil supplied to PDVSA's customers during that period, resulting in force majeure declarations under PDVSA's crude oil supply agreements. The amount of eligible receivables generated by PDVSA Petróleo for our purchase during the periods of disruption also decreased substantially.

        PDVSA's operations, including the production of crude oil, began to normalize in February 2003. By April 2003, PDVSA's crude oil production levels returned to approximately 3.2 million barrels per day, levels which have since been sustained. While PDVSA's production and export have substantially returned to pre-December 2002 levels, we have no control over the occurrence of such developments and cannot assure you that similar events will not occur in the future.

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

Taxation

        The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision, as amended) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property. The only government charge payable by us in the Cayman Islands is an annual charge of $2,400 calculated based on the nominal amount of our authorized share capital. Stamp duty will be payable on any documents that are executed in or brought to the Cayman Islands.

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

Results of Operations—December 31, 2002 compared to December 31, 2001

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

        The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31,
	2002	2001
	($ in thousands)
Discounts on future purchased eligible receivables	$58,250	$63,447
Discounts on current purchased eligible receivables	324,576	290,930
Other income	3,680	4,230

Total revenues	$386,506	$358,607

        Purchased accounts receivable from designated customers include future eligible receivables (i.e., accounts receivable which we have paid for pursuant to the Receivable Purchase Agreement but which have not yet been generated by PDVSA Petróleo, in each case as of the date of the corresponding balance sheet) as well as current eligible receivables (i.e., accounts receivable which we have paid for and which have been generated by PDVSA Petróleo as of the date of the corresponding balance sheet).

        The increase in discounts on future purchased eligible receivables for the year ended December 31, 2002, compared with discount for the year ended December 31, 2001, was mainly due to an increase in the weighted average rate of our outstanding debt as a result of the issuance of $500 million notes on November 2001, and the debt repayment of notes with lower interest rate which raised the weighted average interest rates from 7.86% to 7.90% at December 31, 2001 and 2002, respectively.

        Due to the nature of our business, our sources of revenue are unlikely to change in the future.

        Revenue from the discount on purchased accounts receivable is recorded as income when earned as follows:

  •
  Discounts on future (ungenerated) purchased accounts receivable are determined by applying the relevant discount rate to the average daily balance of the future eligible receivables.

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

        The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer. The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points. The discount rates applied to the purchase of eligible receivables as of December 31, 2002 and December 31, 2001 were 8.52% and 8.46%, respectively. The discount rates applicable to eligible receivables purchased after December 31, 2002 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for given eligible receivables (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points.

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

  Interest Expense

        Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $276.1 million and $252.3 million for the years ended December 31, 2002 and 2001, respectively.

        The increase in our interest expense is due principally to the issuance of $500 million of senior notes in November 2001, and the repayment of $285 million of our long-term debt bearing a lower interest rate, which resulted in an increase in the weighted average interest rate.

  Foreign Exchange

        During 1999, we undertook Euro debt amounting to Euro 200 million and recorded unrealized and realized exchange losses during the year ended December 31, 2002 of $26.6 million, and unrealized exchange gains of $11.7 million during the year ended December 31, 2001, resulting principally from the fluctuation of the Euro relative to the U.S. dollar.

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

        Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a derivative financial instrument. As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement. During the years ended December 31, 2002 and 2001, we reported a gain of $28.8 million and a loss of $10.2 million, respectively, resulting from the change in fair value of the cross-currency swap.

  General and Administrative Expenses

        Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among PDVSA Petróleo, Petróleos de Venezuela and Citibank, N.A. filed with the U.S. Securities and Exchange Commission as exhibit 10.2 to the 1998 registration statement. General and administrative expenses amounted to $8.3 million and $8.7 million for the years ended December 31, 2002 and 2001, respectively, attributable primarily to fees paid to the servicer amounting to $7.7 million in 2002 (based on collections of $9,623 million for that year) and $8.4 million in 2001 (based on collections of $10,510 million for that year).

  Income Tax

        As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $18.9 million and $17.5 million for the years ended December 31, 2002 and 2001, respectively. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

Results of Operations—December 31, 2001 compared to December 31, 2000

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

  Foreign Exchange

        During 1999, we undertook Euro dollar debt amounting to Euro 200 million and recorded unrealized exchange gains during the years ended December 31, 2001 and 2000 of $11.7 million and $7.6 million, respectively, resulting from depreciation of the Euro relative to the U.S. dollar. In 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million of debt.

        Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a derivative financial instrument. As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement. During the year ended December 31, 2001, we reported a loss of $10.2 million resulting from the change in fair value of the cross-currency swap agreement.

  General and Administrative Expenses

        Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement. General and administrative expenses amounted to $8.7 million and $11.7 million for the years ended December 31, 2001 and 2000, respectively, attributable primarily to the fee paid to the servicer amounting to $8.4 million in 2001 (based on collections of $10,510 million for that year) and $10.7 million in 2000 (based on collections of $13,280 million for that year).

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

5.B  Liquidity and capital resources

Overview

        Our sources of liquidity are:

  •
  our collections on purchased receivables;

  •
  proceeds from any debt issuances; and

  •
  additional capital contributions.

        Collections on Purchased Receivables during any given period will be determined by the volume of Eligible Receivables generated by PDVSA Petróleo, which in turn will be affected by volumes of oil and products exported and international oil prices. Current eligible receivables (i.e., accounts receivable which have been generated by PDVSA Petróleo) are, by their payment terms, payable in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates. Under the Receivables Purchase Agreement, PDVSA Petróleo is not required to generate any amount of eligible receivables within any specified period. Accordingly, until future eligible receivables have been generated and thereby become current, it is not possible to determine their payment terms. However, PDVSA Petróleo is required to cause the monthly average of sales to designated customers to represent the lesser of (1) 27 million barrels of oil of less than 30°API gravity and (2) 80% of its total eligible receivables generated from sales of crude oil of less than 30° API gravity. Furthermore, pursuant to the terms of the Fiscal Agency Agreement, we may not permit the debt service coverage ratio defined in the Fiscal Agency Agreement to be less than 4 to 1 on any date of determination defined in the Fiscal Agency Agreement. See "Item 10.C Material contracts."

        We use collections from accounts receivable purchased by us as well as the proceeds from our debt issuances to service or refinance our existing indebtedness, to purchase eligible receivables of designated customers in accordance with the Receivables Purchase Agreement and for general corporate purposes. We transfer funds from collections received by us in respect of purchased receivables, other than funds applied to service or refinance existing indebtedness or for other corporate purposes as permitted by the covenants set forth in our debt instruments to PDVSA Petróleo on a daily basis to purchase additional eligible receivables of designated customers. Pursuant to the Receivables Purchase Agreement, eligible receivables of designated customers are purchased in the order they are generated (i.e., in the order that oil and other products are shipped). PDVSA Petróleo's ability to generate eligible receivables of designated customers is dependent upon international prices for oil and products and volumes of oil and products exported to designated customers.

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

        A majority of PDVSA's crude oil customers receive shipments on a regular basis. In the aggregate, such shipments are for relatively constant volumes throughout the year. As a result, other than with respect to certain U.S. producers of asphalt that purchase crude oil primarily from late spring through early fall, there is little seasonality in PDVSA's sales volumes of crude oil and, consequently, little seasonality in the level of our collections.

        In our opinion, we have sufficient working capital for our present requirements.

Cash Flows from Operating Activities

        Our net cash provided by our operating activities was approximately $11.4 million in 2002, compared to approximately $3.2 million of net cash used in operating activities in 2001. The increase in cash flows from our operations was due primarily to a reduction in uncollected discounts on purchased accounts receivable.

Cash Flows from Investing Activities

        Our net cash provided by investing activities was approximately $689.7 million in 2002, compared to approximately $362.6 million of net cash used in investing activities in 2001. The increase in cash flows from our investing activities was primarily due to a greater reduction in purchases of accounts receivable than the reduction in collection of accounts receivable.

Cash Flows from Financing Activities

        Our net cash flows from financing activities of approximately $400.8 million in 2001 resulted from our issuance of $500 million of notes under a shelf registration in November 2001, net of debt repayments of $99.2 million. We did not issue additional debt in 2002, and our debt repayments in 2002 were approximately $285.1 million. A summary of our outstanding long-term debt at year-end is as follows:

	December 31,
	2002	2001
6.450% Notes due 2002 through 2004	250,000	400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	127,200	226,400
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	170,891	178,000
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	500,000	500,000

	3,346,091	3,602,400
Less current portion of long-term debt	(351,265)	(282,308)

Total long-term debt	2,994,826	3,320,092

        As of December 31, 2002, the maturity and repayment schedule for our debt is as follows:

Expected Maturities	Fixed Rate Debt ($ in millions)
2003	$351
2004	216
2005	323
2006	136
2007	173
Thereafter	2,147

Total	3,346

        See note 6 to our financial statements for further discussion on our debt obligations.

        As of October 2003, our unsecured debt ratings, as assigned by the three internationally recognized credit rating agencies, are as follows:

Moody's Investors Service	CAA+
Standard Poor's Ratings Services	B+
Fitch Ratings	BB-

        In 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million of debt. Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a derivative financial instrument. As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement. During the years ended December 31, 2002 and 2001, we reported a gain of $28.8 million and a loss of $10.2 million, respectively, resulting from the change in fair value of the cross-currency swap agreement.

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

        We currently have six members on our board of directors, comprising four principal directors and two alternate directors. All appointments to the board of directors are made annually by Petróleos de Venezuela, our sole shareholder.

        Our current board of directors and executive officers are as follows:

Name	Position with PDVSA Finance	Year of Appointment	Age
Aires Barreto	Principal Director and President	2003	58
Felix Rodriguez	Principal Director and Vice President	2003	54
Luis Marín	Principal Director and Financial Manager	2003	45
Michael Austin	Independent Principal Director	1998	67
Alfredo Riera	Alternate Director and Treasury Manager	2003	54
Eudomario Carruyo	Alternate Director	2003	58

        Set forth below is a description of the business experience and present principal occupations of each member of our board of directors and our executive officers:

        Aires Barreto has served as our Principal Director and President since March 2003. Mr. Barreto is also currently the Vice President of Petróleos de Venezuela, a member of the Supervisory Board of Propernyn B.V., Chairman of Citgo Petroleum Corporation, a member and Chairman of the Board of Directors of AB Nynäs Petroleum, and Chairman of the Shareholders Committee of Ruhr Oel GmbH. Mr. Barreto has a bachelor's degree in chemistry from the University of Bombay (India, 1963). He has a degree in Chemical Engineering from Instituto Químico Sarría (Spain, 1966) and holds a master's degree in Hydrocarbon Economy and Administration from Loughborough University (England, 1968). In 1974, he joined Shell de Venezuela, where he held technical and supervisory positions, primarily in the Cardón Refinery. In 1987, he was transferred to Intevep S.A., where he served as Planning Functional Manager, Refining and Petrochemicals General Manager, and Technology Manager. In 1996, he was appointed Manufacturing Planning Functional Manager of PDVSA, and in 1998, Functional Manager of Corporate Topics. In 2000, he was appointed Vice President of Petróleos de Venezuela.

        Felix Rodriguez was appointed our Principal Director and Vice President in 2003. He also is currently the General Manager of PDVSA's Western Production Division, a member of the Supervisory Board of Propernyn B.V., and a member of the Shareholders Committee of Ruhr Oel GmbH. Mr. Rodriguez graduated with a degree in Engineering from Universidad de Oriente (1975). He started his career in the oil industry in 1976 as a production engineer in Roqueven (Puerto la Cruz). From 1978 to 1987, he held several technical and supervisory positions in Lagoven S.A. In 1987, he was transferred to Corpoven S.A., as supervisor in the operational area of Anaco. In 1994 he was appointed Production Technical Manager in Anaco and in 1996, became the Production Planning Manager in Caracas. Mr. Rodriguez was manager of Corpoven's Barinas District in 1997 and manager of the Southern District, Barinas, in 1998. In 1999, he was appointed Manager of the Lagunillas District

(Western Production Division), and in April 2001, he was appointed Production Planning Manager in Caracas. In February 2002, he was appointed a Director of PDVSA. Mr. Rodriguez then served as President of Petrozuata until December 2002, when he became the General Manager of the Western Production Division.

        Luis Marín was appointed our Principal Director in March 2003. He is also currently the CEO of CITGO Petroleum Corporation and the Vice President of PDV Insurance Company Ltd. Mr. Marín graduated from the University of Oklahoma with a degree in engineering (USA, 1980). He completed postgraduate studies in Petroleum Management in Oxford Petroleum College (England, 1987) and in Management in the Massachusetts Institute of Technology (MIT) (USA 1997). He began his career in the oil industry in 1980. He has held several positions in the following divisions: Gas Planning, General Engineering, Gas Operations, Petroleum Engineering, Productions Operations, Trade and Supply, and Technical Management. He has been a consultant to the Production General Management, Manager of the ECO project, and Coordinator of Exploration Projects. In 2000, he was appointed Drilling and Subsoil Manager of the Eastern Division. He was then manager of the Ceuta-Tomoporo Development Project. In 2002, he held the position of Corporate Production Planning Manager of Exploration and Production Division and Deputy General Manager of the Eastern Division and then General Manager of the Eastern Division.

        Michael Austin was appointed as our Independent Principal Director in April 1998. He currently also serves as a director of various Cayman Islands companies and as a director of the Cayman Islands Monetary Authority, a position he has held since 1992. Mr. Austin was a Managing Partner with KPMG Peat Marwick, Grand Cayman from 1969 to 1992. He was admitted as a Fellow (F.C.A.) in 1969.

        Alfredo Riera was appointed as our Alternate Director and Treasury Manager in March 2003. He is also currently the President of Bitor, an affiliate of PDVSA, a director of Citgo Petroleum Corporation, a member of the Compensation Committee of AB Nynäs Petroleum, and a member of the Shareholders Committee of Ruhr Oel GmbH. Mr. Riera graduated from the University of Tulsa in 1969 with a degree in mechanical engineering. He also holds a masters in business administration from Carabobo University in Venezuela and has attended management programs and courses at Tulsa, Harvard and the University of Georgia. He has more than 30 years of experience in the oil industry, having started his career at Mobil in 1971. Since 1977 he has held a number of administrative and managerial positions in the Petrochemical and Petroleum industry in strategic planning, new project development, operations management technical maintenance, and implementation planning. Also, he has served as Director of Petrochemical Joint Ventures and Petroleum Companies and as President of Bitor, an affiliate of PDVSA.

        Eudomario Carruyo was appointed as our Alternate Director in March 2003. He is also a member of the Board of CITGO, and has been a member of the Board of Directors of Pequiven since July 2003. Mr. Carruyo received a Bachelor's Degree in Public Accounting at Universidad del Zulia in 1972. He has 36 years of experience in the Venezuelan oil industry. He has held several managerial positions, including Corporate Treasurer, Corporate Comptroller, Corporate Budget and Economic Evaluations Manager, Corporate Manager of Accounting, Finance Manager of Refineria el Palito, Finance Manager of San Tome District, Finance Manager of Anaco District and Cost Manager. He was a member of the Board of Directors of Palmaven for six years and served as a member of the Board for several Palmaven joint ventures. From April 1999 to December 2002, he served as Statutory Auditor of Petróleos de Venezuela. From January 2003 until April 2003, he was the Executive Director of Corporate Finance.

6.B  Compensation

        Most of our directors and senior management also serve as directors or senior management of Petróleos de Venezuela. The employee directors receive no additional compensation. For the year ended December 31, 2002, we compensated our independent principal director in the amount of $10,252 for services rendered.

6.C  Board practices

        The dates of appointment our current directors and executive officers are set forth under "Item 6.A Directors and senior management." Our directors and executive officers do not have set terms of appointment. We have not entered into any service or employment contracts with any of our directors and executive officers. We currently do not have any audit or remuneration committees.

6.D  Employees

        PDVSA Finance has no employees. Our day-to-day operations, including the servicing and collections of our accounts receivable, are managed by employees of Petróleos de Venezuela.

6.E  Share ownership

        As of October 24, 2003, we had 200,000,000 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petróleos de Venezuela.

Item 7. Major Shareholders and Related Party Transactions

7.A  Major shareholders

        We are a wholly owned subsidiary of Petróleos de Venezuela, the wholly owned national oil company of the Bolivarian Republic of Venezuela. The Bolivarian Republic of Venezuela exercises its ownership of Petróleos de Venezuela through the Ministry of Energy and Mines of the executive branch of the Venezuelan government. Petróleos de Venezuela and PDVSA Finance are parties to a Separateness Agreement, which provides that PDVSA Finance shall take all reasonable steps to continue its identity as a separate and distinct legal entity and Petróleos de Venezuela shall hold and cause its affiliates to hold PDVSA Finance as a separate and distinct legal entity operating under its own name.

7.B  Related party transactions

        We have entered into the following agreements with Petróleos de Venezuela and/or PDVSA Petróleo: the Receivables Purchase Agreement, the Servicing and Collection Agency Agreement and the Separateness Agreement between PDVSA Finance and Petróleos de Venezuela. See "Item 10.C Material contracts" for a description of the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. Each of the above agreements is filed as an exhibit to this annual report. For additional information on our related party transactions, see note 7 to our financial statements.

Item 8. Financial Information

8.A  Consolidated Statements and Other Financial Information

8.A.1 See Item 18.

8.A.2 See Item 18.

8.A.3 See Independent Auditors' Report beginning on page F-1.

8.A.7 Legal proceedings

        On April 11, 2003, an action was filed against Petróleos de Venezuela, PDVSA Petróleo, PDVSA Finance and Citgo Petroleum Corporation in a federal district court in Denver, Colorado. The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and/or natural gas in 4.75 million offshore acres between Grenada and Venezuela. The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Granada's oil and natural gas resources in violation of the U.S. antitrust laws. The plaintiff seeks damages in an amount to be established at trial that it believes should exceed $100 million. The companies deny the allegations and complaint and intend to contest the case vigorously if it proceeds, and the management and their legal counsel believe that the companies have substantial defense.

Item 9. The Offer and Listing

9.A  Offer and listing details

        Our common stock is not registered and there is no trading market for our common stock. Trading in the 1998 Senior Notes (defined below), 1999 Senior Notes (defined below) and 2001 Senior Notes (defined below) takes place primarily in over-the-counter markets. As such, PDVSA Finance has been unable to obtain reliable information on trading activities related to such Notes. The 1998 Senior Notes and the 1999 Senior Notes are listed on the Luxembourg Stock Exchange. The 2001 Senior Notes are not listed on any securities exchange.

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

  •
  the Senior Indenture, dated as of May 14, 1998 (the "Indenture"), between PDVSA Finance Ltd. and The Chase Manhattan Bank, as trustee (the "Trustee"); and

  •
  the Fiscal Agency Agreement, dated as of May 14, 1998 (as amended from time to time, the "Fiscal Agency Agreement"), between PDVSA Finance and The Chase Manhattan Bank, as fiscal and paying agent (together with its successors in such capacity, the "Fiscal Agent") and Chase Manhattan Bank Luxembourg, S.A., as paying agent.

        Each of the above-mentioned agreements is included as an exhibit to this annual report, and can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. These agreements are also available for inspection at the principal office of the Fiscal Agent in The City of New York, which is presently located at JPMorgan Chase Bank (formerly, "The Chase Manhattan Bank"), Institutional Trust Services, 450 West 33rd Street, 15th Floor, New York, New York 10001. See "Annex A—Glossary of Certain Defined Terms" for the definition of capitalized terms used in the above-mentioned agreements.

  The Receivables Purchase Agreement

        Pursuant to the Receivables Purchase Agreement, PDVSA Finance purchases Eligible Receivables of Designated Customers from PDVSA Petróleo, and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to PDVSA Finance all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers Generated and to be Generated by PDVSA Petróleo, subject in each case to the payment by PDVSA Finance of the Purchase Price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, PDVSA Finance is required to apply the net proceeds of any Indebtedness incurred by it to pay the Purchase Price for Eligible Receivables purchased under the Receivables Purchase Agreement, service or refinance existing debt or for general corporate purposes as permitted by the Fiscal Agency Agreement. The Purchase Price is determined by discounting the face value of the Purchased Receivable by the number of days between the Purchase Date and the day on which the Purchased Receivable is due and payable according to its terms at a rate equal to the Discount Rate.

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

  Covenants.    PDVSA Finance covenants and agrees that, so long as any amount payable under any note remains unpaid, it shall observe and perform each of the covenants set forth in the Fiscal Agency Agreement, which covenants are incorporated by reference in the Indenture as if fully set forth therein, in accordance with their terms. See Item 10.C. "Material contracts—Description of Fiscal Agency Agreement—Certain Covenants." PDVSA Finance also covenants under the Indenture to deliver periodically to the Trustee certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables. In addition, PDVSA Finance agrees to deliver to the Trustee unaudited quarterly financial statements within 60 days after the last day of the first three fiscal quarters of each fiscal year, and annual audited financial statements within 120 days after the last day of each fiscal year, together with a certificate of an Authorized Officer of PDVSA Finance stating that no Event of Default has occurred and is then continuing or, if an Event of Default has occurred and is continuing, stating such fact and including a description of the nature of such Event of Default and the actions that PDVSA Finance or any other Person proposes to take with respect thereto.

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

  (c)
  the occurrence of any "Event of Default" set forth in the Fiscal Agency Agreement (see "Item 10.C Material contracts—The Fiscal Agency Agreement—Events of Default");

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

  Individual Debt Agreements may include some but not all of the foregoing Events of Default or may include additional or different events of default. However, such variations shall only apply to the Indebtedness issued under such Debt Agreement.

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

        On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision, as amended) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property.

United States Federal Income Taxation

        The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the 1998 Senior Notes, the 1999 Senior Notes and the 2001 Senior Notes (collectively the "Notes" or individually a "Note") to holders that hold the Notes as capital assets (i.e., generally, for investment). This summary provides general information only and does not purport to address all of the United States federal income tax consequences that may be applicable to a holder of a Note. It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in notes or currencies, insurance companies, tax-exempt organizations, investors in partnerships or other pass-through entities, persons liable for the alternative minimum tax, financial institutions, persons holding Notes as a hedge or hedged against currency risk, as a position in a straddle for tax purposes, as part of a "synthetic security," "conversion transaction" or other integrated investment comprised of a Note and one or more other investments, or a U.S. Holder (as defined below) whose functional currency is other than the United States dollar. The summary is based upon tax laws of the United States as in effect on the date hereof, which are subject to change (possibly with retroactive effect) and different interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions and does not consider any aspect of United States federal taxation other than income taxation.

        For purposes of the following discussion, a "U.S. Holder" is any beneficial owner of a Note who is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States (or any political subdivision thereof) or (iii) an estate or trust the income income of which is subject to United States federal income taxation regardless of its source. A "non-U.S. Holder" is any beneficial owner of a Note who is not a U.S. Holder. The United States federal income tax treatment of a partner in a partnership that holds Notes generally would depend on such partner's particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

        PDVSA Finance believes that the Notes constitute indebtedness for United States federal income tax purposes. However, the determination of whether the Notes should be characterized as indebtedness or equity under United States federal income tax law depends on an analysis of the facts and circumstances relating to the notes and PDVSA Finance. If the Notes were determined to represent equity interests in PDVSA Finance for United States federal income tax purposes, then holders of the Notes could have United States federal income tax consequences that are different from those described below.

        Holders of the Notes should consult their own tax advisors with regard to the application of United States federal income tax laws to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

  U.S. Holders

  Interest

        Interest paid on the Notes (including any foreign withholding taxes and Additional Amounts, if any) will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. Holder's regular method of tax accounting for United States federal income tax purposes. Interest paid by PDVSA Finance on the Notes will constitute foreign source income for United States foreign tax credit purposes and generally will be treated as passive income or, in the case of certain U.S. Holders, as financial services income under the foreign tax credit limitations of the Internal Revenue Code of 1986, as amended (the "Code"). However, if the interest on the Notes becomes subject to a withholding tax of five percent or more, the interest will be "high withholding tax interest," for purposes of such limitations.

  Disposition of Notes

        Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference (if any) between (i) the amount realized on such sale, exchange, retirement or other taxable disposition (except to the extent such amount is attributable to accrued but unpaid interest, which should be taxable as ordinary interest income) and (ii) the U.S. Holder's tax basis in the Note. A U.S. Holder's tax basis in a Note generally will be the dollar cost of the Note to such U.S. Holder, which is subject to adjustment if the Note is acquired at a premium or a market discount, as discussed below. Except as discussed below, gain or loss so recognized will be capital gain or loss. Capital gains realized by a noncorporate U.S. Holder may be taxed at reduced rates if such U.S. Holder's holding period for the Note is more than one year. The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code. Any gain or loss recognized on a sale or other disposition of a Note by a U.S. Holder generally will be treated as United States source income for United States foreign tax credit purposes.

  Market Discount

        If a U.S. Holder purchases a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. If a Note is acquired at a market discount, unless a U.S. Holder has elected to include market discount in income as it accrues, any gain realized on any subsequent disposition of such Note (including in connection with certain non-recognition transactions), payment at maturity or partial principal payment with respect to such Note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such Note was held. If a U.S. Holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such U.S. Holder had sold such Note for a price equal to its fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or the earlier disposition of the Note in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

        The amount of market discount treated as having accrued is determined either (i) on a ratable basis, by multiplying the market discount by a fraction, the numerator of which is the number of days the Note was held by a U.S. Holder, and the denominator of which is the total number of days after the date such U.S. Holder acquired the Note up to and including the date of its maturity, or (ii) if the U.S. Holder so elects, on a constant yield method. An election by a U.S. Holder to use the constant yield method is irrevocable, unless such holder obtains the consent of the Internal Revenue Service (the "IRS").

        In lieu of recharacterizing gain as ordinary income to the extent of accrued market discount at the time of disposition, a U.S. Holder of a Note acquired at a market discount may elect to include market discount in income currently, using either the ratable inclusion method or the elective constant yield method. An election to include market discount in income currently would apply to all Notes and other market discount obligations held by the U.S. Holder during the taxable year for which the election is made and to all subsequent taxable years of the U.S. Holder, unless the IRS consents to a revocation of the election.

  Amortizable Bond Premium

        In general, if a U.S. Holder purchases a Note for an amount that is greater than its stated redemption price at maturity (or, under certain circumstances, the amount payable on an earlier date), such U.S. Holder will be considered to have purchased such Note with "bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium (with a corresponding decrease in tax basis) using a constant yield method over the remaining term of the Note as an offset to interest otherwise required to be included in income in respect of such Note during any taxable year. However, if such Note may be optionally redeemed after the U.S. Holder acquires the Note at a price in excess of its principal amount, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. An election to amortize bond premium, once made, would apply to all Notes and other debt obligations held by the U.S. Holder during the taxable year for which the election is made and to subsequent years, unless the IRS consents to a revocation of such election. If an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment on a Note in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition of the principal amount of the Note.

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

        Subject to the discussion of backup withholding below, any capital gain realized upon the sale, exchange, retirement or other disposition of a Note by a non-U.S. Holder will not be subject to United States federal income or withholding taxes unless (i) such gain is effectively connected with a United States trade or business of such non-U.S. Holder, or (ii) in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

        Non-U.S. Holders who are entitled to benefits under an income tax treaty with the United States may be subject to different rules than those summarized above and should consult with their own tax advisors.

  Backup Withholding and Information Reporting

        Backup withholding and information reporting requirements may apply to payments of principal of (and premium, if any) and interest on a Note and to certain payments of proceeds from the sale or retirement of a Note. PDVSA Finance, its agent or a broker will be required to withhold tax from any payment that is subject to backup withholding if the holder fails to furnish its taxpayer identification number (social security number or employer identification number), furnishes an incorrect taxpayer identification number, fails to certify that such holder is not subject to backup withholding, is notified by the IRS that it has failed to properly report payments of interest or dividends, or fails to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, all corporations and persons who are not United States persons and who furnish an IRS Form W-8BEN) are not currently subject to the backup withholding and information reporting requirements, but may be required to comply with applicable certification procedures to prove such exception. Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder's United States federal income tax liability, or the holder may claim a refund, if such holder provides certain information to the IRS.

        Backup withholding and information reporting will not apply to payments made by PDVSA Finance or its paying agents, in their capacities as such, to a non-U.S. Holder of a Note if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge, or reason to know, that the holder is a United States person. Payments of the proceeds from a disposition by a non-U.S. Holder of a Note made to or though a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States federal income tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or

  •
  a foreign partnership if, at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

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

10.H Documents on display

        The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk principally resulting from foreign exchange movements associated with Euro debt amounting to Euro 200 million at December 31, 2002, which matures between 2002 and 2006. The foreign currency exposure related to this debt is being managed using a cross-currency swap that, although it does not qualify for hedge accounting, reduces the risk of currency and interest rate changes. The agreement contains a knock-in provision, which eliminate protection to us in respect of principal payments above a $1.09/Euro exchange rate if during the term of the agreement the US dollar/Euro exchange rate reaches or exceeds 1.2. We do not enter into instruments to manage market risk for trading purposes.

        We are not exposed to interest rate risk as the weighted average yield of our debt is factored into the discount rate applied to the accounts receivable in accordance with the Receivables Purchase Agreement.

        The table below sets forth the amounts and related weighted average interest rates by expected maturity dates of our long-term debt obligations at December 31, 2002:

Total Debt at December 31, 2002

Expected Maturities	Fixed Rate Debt ($ in millions)	Weighted Average Fixed Interest Rate
2003	$351	8.12%
2004	216	8.18%
2005	323	8.30%
2006	136	8.31%
2007	173	8.33%
Thereafter	2,147	8.41%

Total	3,346	8.02%

Fair Value	$2,868

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        PDVSA Finance has been in breach of certain of its loan covenants due to the late filing of its annual report on Form 20-F for the year ended December 31, 2002. Upon delivery of this annual report to the trustee, such breaches will be remedied.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Our Principal Director and President (Principal Executive Officer) and our Principal Director and Vice President Manager (Principal Financial Officer) have evaluated the effectiveness of the design and operation of the our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2002.

        Based upon that evaluation, our Principal Director and President (Principal Executive Officer) and our Principal Director and Vice President (Principal Financial Officer) observed that there were certain weaknesses in our disclosure controls and procedures and our internal controls that temporarily impacted the timely processing of PDVSA's operational and financial data as a result of the work stoppage and the extensive reduction in our workforce during December 2002 through the first quarter of 2003. During the affected period, PDVSA implemented alternative control systems and, among other things, focused its efforts on filling key management positions and on hiring and training new personnel to oversee and manage its operational, administrative, financial and information systems. Our pre-existing financial and computer systems began to be re-established in February 2003. These control systems were progressively re-established and were fully restored by the end of July 2003.

        Therefore, as of the date of this annual report, our management, including our Principal Executive Officer and Principal Fianancial Officer have evaluated our disclosure controls and procedures related to the recording, processing, summarizing and reporting of our information in our periodic reports that we file with the Securities and Exchange Commission (SEC). These disclosure controls and procedures have been designed to ensure that (a) material information relating to PDVSA Finance is made known to our management, including these officers, by employees of PDVSA, and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC's rules and forms. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusions of two or more people, or by management override of the control. Our controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18.    Financial Statements

        See pages F-1 through F-16 incorporated herein by reference.

        The following financial statements, together with the report of Alcaraz Cabrera Vázquez (a member firm of KPMG International), which refers to a change in accounting for derivative financial instruments in 2001, is filed as a part of this annual report on Form 20-F:

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
Exhibit 4.1
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
Exhibit 4.2
Receivables Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 4.3
Servicing and Collection Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).
Exhibit 4.4
Separateness Agreement (incorporated herein by reference to Exhibit 10.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).

Exhibit 4.5
Senior Loan dated November 10, 1998, consisting of the issuance by PDVSA Finance of promissory notes to PDV America, Inc. (incorporated herein by reference to Exhibit 2.7 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 11, 1999).
Exhibit 4.6
Senior Loan dated July 2, 1999, consisting of a promissory note issued to PDV America, Inc. (incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K of PDVAmerica, Inc. filed with the U.S. Securities and Exchange Commission on March 30, 2000).
Exhibit 4.7
PDVSA Finance/Credit Suisse Financial Products Currency SWAP, dated January 28, 2000, (incorporated herein by reference to Exhibit 2.9 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 26, 2000).
Exhibit 12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
Exhibit 12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
Exhibit 13.1
Certification of Principal Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
Exhibit 13.2
Certification of Principal Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
Exhibit 14.1
Annual Report on Form 20-F of Petróleos de Venezuela, S.A., for the year ended December 31, 2002, as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on October 24, 2003 (incorporated herein by reference).
Exhibit 14.2
The consolidated financial statements of CITGO Petroleum Corporation for the year ended December 31, 2002, as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 24, 2003, as amended on September 8, 2003 (incorporated herein by reference).
Exhibit 14.3	U.S. Market Analysis of Venezuelan Crude Oil and Refined Products by Purvin & Gertz, Inc., dated June 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDVSA FINANCE LTD.
	By:	/s/ AIRES BARRETO Name: Aires Barreto Title: Principal Director and President
Date: October 24, 2003

Annex A

GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER
"ITEM 10.C MATERIAL CONTRACTS"

        This Glossary sets forth the definitions of certain terms used under "Item 10.C Material contracts." Terms not defined herein are used as defined in such captions.

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

        "Debt Service Coverage Ratio" means, on any Date of Determination, (x) (i) the aggregate amount of payments made to PDVSA Finance by obligors with respect to Purchased Receivables plus (ii) capital contributions in the form of cash or Permitted Investments (net of Restricted Payments during such period) obtained by PDVSA Finance, in each case during the 90-day period preceding the Date of Determination (or, in the case that the Date of Determination is less than 90 days after the date on which the Receivables Purchase Agreement came into force, for the period from such date to the Date of Determination (the "Phase-In Period") multiplied by a fraction, the numerator of which is

90 days and the denominator of which is the number of days in the Phase-In Period) divided by (y) the Debt Service Requirement.

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

        "Eligible Customer" shall mean a Customer that is (a) a United States Person or a Canadian Person or (b) any other Customer identified by PDVSA Petróleo to PDVSA Finance and reasonably acceptable to PDVSA Finance, provided that an opinion of counsel substantially to the effect of the form of opinion set forth in Exhibit B to the Receivables Purchase Agreement is delivered to PDVSA Finance at the time such Customer is so identified.

        "Eligible Receivable" shall mean any Receivable (a) (i) for purposes of the definition of Purchased Receivable, of a Customer that, on the Determination Date corresponding to such Receivable, was an Eligible Customer and (ii) for purposes of Section 6.02 of the Receivables Purchase Agreement, of a Customer that, on the day such Receivable was Generated, was an Eligible Customer, and (b) that (i) upon delivery of a final invoice to the Customer, which shall occur by no later than two days prior to the date on which such Receivable shall be due and payable, shall be an obligation to pay a sum certain and not subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment and (ii) is required to be paid in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relate, whether or not such Receivable is actually paid during such period.

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

        "Issuer Notice" means a written notice to PDVSA Finance from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or the representative of such holder) stating that such notice constitutes an "Issuer Notice" for purposes of the Fiscal Agency Agreement; providedthat, if the Debt Agreement pursuant to which such Indebtedness of PDVSA Finance is issued and outstanding contains specific procedures, conditions or requirements (including voting procedures) for the giving of an "Issuer Notice" thereunder, then no such notice shall constitute an "Issuer Notice" unless such procedures, conditions or requirements have been complied with.

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

December 31, 2002 and 2001

With Independent Auditors' Report Thereon

Independent Auditors' Report

To the Board of Directors and Shareholder of
PDVSA Finance Ltd.:

        We have audited the accompanying balance sheets of PDVSA Finance Ltd. (a wholly owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDVSA Finance Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with International Financial Reporting Standards.

        International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America, as described in note 2(j) to the financial statements. The application of the latter would have affected the determination of net income expressed in U.S. dollars for the year ended December 31, 2001.

        As discussed in note 2(i) to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments to conform with International Accounting Standards IAS 39 (Revised 2000) "Financial Instruments: Recognition and Measurement".

ALCARAZ CABRERA VÁZQUEZ
/S/ DAVID ARISMENDI N. David Arismendi N. Public Accountant C.P.C. No 3424

Caracas, Venezuela
June 25, 2003, except for note 12, which is dated October 10, 2003

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petroleos de Venezuela, S.A.—PDVSA)
Balance Sheets
(In thousands of U.S. dollars)

	December 31,
	2002	2001
Assets
Current assets
Cash and cash equivalents (note 2(f))	450,974	35,006
Liquidity account (note 3)	161,125	96,124
Current purchased accounts receivable (includes 266,385 and 365,806 due from affiliates at December 31, 2002 and 2001, respectively) (note 4)	435,944	588,170
Rights to future (ungenerated) purchased accounts receivable (note 4)	3,214,181	3,737,332

Total assets	4,262,224	4,456,632

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	351,265	282,308
Accrued interest payable	32,937	35,584
Deferred income	5,952	2,223
Accruals and accounts payable	2,260	1,278
Current income tax payable (note 8)	19,522	15,762
Deferred income tax (note 8)	3,612	4,184

Total current liabilities	415,548	341,339
Long-term liabilities
Long-term debt (note 6)	2,994,826	3,320,092
Cross-currency swap (note 5)	8,742	37,580

Total liabilities	3,419,116	3,699,011
Shareholder's equity
Capital stock (note 9)	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	343,108	257,621

Total shareholder's equity	843,108	757,621

Total liabilities and shareholder's equity	4,262,224	4,456,632

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petroleos de Venezuela, S.A.—PDVSA)
Statements of Income
(In thousands of U.S. dollars)

	Years ended December 31,
	2002	2001	2000
Revenues
Income from discount of purchased accounts receivable (note 2c)	382,826	354,377	353,949
Other income	3,680	4,230	6,515

Total revenues	386,506	358,607	360,464
Interest expense (note 6)	(276,050)	(252,285)	(255,310)
Foreign exchange (loss) gain (note 2g)	(26,591)	11,744	7,646
Gain (loss) on cross-currency swap (note 5)	28,838	(10,201)	(3,534)
General and administrative expenses (note 7)	(8,266)	(8,723)	(11,691)

Income before income taxes	104,437	99,142	97,575
Income tax expense (note 8)	(18,950)	(17,542)	(17,520)

Net income	85,487	81,600	80,055

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petroleos de Venezuela, S.A.—PDVSA)
Statements of Changes in Shareholder's Equity
Years ended December 31, 2002, 2001 and 2000
(In thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 1999	200,000	300,000	114,276	614,276
Net income	—	—	80,055	80,055

Balances at December 31, 2000 as originally reported	200,000	300,000	194,331	694,331
Cumulative effect of adopting IAS 39 (note 5)	—	—	(18,310)	(18,310)

Balances at December 31, 2000 as restated	200,000	300,000	176,021	676,021
Net income	—	—	81,600	81,600

Balances at December 31, 2001	200,000	300,000	257,621	757,621
Net income	—	—	85,487	85,487

Balances at December 31, 2002	200,000	300,000	343,108	843,108

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of
Petroleos de Venezuela, S.A.—PDVSA)
Statements of Cash Flows
(In thousands of U.S. dollars)

	Years ended December 31,
	2002	2001	2000
Cash flows from operating activities
Net income	85,487	81,600	80,055
Items not requiring cash
Deferred income tax	(572)	1,780	(1,149)
Unrealized foreign exchange loss (gain)	26,156	(11,744)	(7,646)
(Gain) loss on cross-currency swap	(28,838)	10,201	3,534
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(72,969)	(84,522)	(48,743)
Accrued interest payable	(2,647)	4,026	(913)
Accruals and accounts payable	982	(2,410)	2,997
Current income tax payable	3,760	(2,136)	5,754

Net cash provided by (used in) operating activities	11,359	(3,205)	33,889

Cash flows from investing activities
Liquidity account	(63,217)	(8,279)	(22,153)
Collection of accounts receivable, net of discounts collected	9,313,556	10,240,623	12,974,605
Purchases of accounts receivable	(8,560,608)	(10,594,933)	(12,953,703)

Net cash provided by (used in) investing activities	689,731	(362,589)	(1,251)

Cash flows from financing activities
Issuance of long-term debt	—	500,000	—
Debt repayments	(285,122)	(99,200)	(74,400)

Net cash (used in) provided by financing activities	(285,122)	400,800	(74,400)

Cash and cash equivalents
Net change for the year	415,968	35,006	(41,762)
At beginning of year	35,006	—	41,762

At end of year	450,974	35,006	—

Supplemental disclosure
Cash paid during the year for
Interest	278,697	248,175	256,223

Income tax	12,799	18,669	14,043

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA)
Notes to the Financial Statements
December 31, 2002 and 2001
(In thousands of U.S. dollars)

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

        Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables), plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petróleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

        All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2)    Significant Accounting Policies

        The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

  (a)
  Statement of Compliance

    The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB).

  (b)
  Basis of Presentation

    The financial statements are presented in U.S. dollars. They are prepared on the historical cost basis which approximates fair value in the case of cash and cash equivalents, liquidity account, current purchased accounts receivable and rights to future purchased accounts receivable. The cross-currency swap is carried at fair value. Accounting policies, except for the change in accounting policy (refer note 2(i)), are consistent with those used in the previous years.

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

    •
    The total amount of the discount on each purchased Eligible Receivable (i.e., the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At December 31, 2002 and 2001, the discount rate was 8.52%, and 8.46%, respectively.

  (d)
  Deferred Income Tax

    The Company defers income tax related to revenue earned but which has not been collected.

  (e)
  Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

  (f)
  Cash Flows

    Cash equivalents amounted to US$450,850 and US$34,932 at December 31, 2002 and 2001, respectively. For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

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

  (j)
  Reconciliation to Accounting Principles Generally Accepted in the United States (U.S. GAAP)

    The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). As of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, there are no material differences between U.S. GAAP and IFRS affecting reported net income or shareholder's equity in the financial statements, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under U.S. GAAP.

    All proceeds from issuance of debts, net of debt issuance cost, is transferred to PDVSA Petróleo for the purchase of eligible accounts receivable under the RPA. Pursuant to the RPA, the cost of such debt issuance is born by PDVSA through adjusting the formula for receivables allocable to the Company in exchange for the net proceeds from debt issuance.

    Under U.S. GAAP such amounts would be reported as an adjustment to borrowing cost, and are not significant.

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

(3)    Liquidity Account

        Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account". Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At December 31, 2002 and 2001, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)    Current and Future Purchased Accounts Receivable

        Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. As there is no ownership interest held in ungenerated assets, the rights to future purchased accounts receivable represent a lending arrangement between the Company and PDVSA, which will be redeemed by PDVSA through the future delivery of discounted accounts receivable. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11). PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo without regard to any concentration limit by Designated Customers.

(5)    Financial Instruments

        The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are held in money market funds and time deposits currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo's failure to perform certain of its covenants under the RPA the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the years ended December 31, 2002, 2001 and 2000. At December 31, 2002 and 2001, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

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

        The cross-currency swap has been recorded at its fair value at December 31, 2002 and 2001. The cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No 133, as amended. As a result the Company does not account for this derivative as a hedge contract and changes in the fair value of this derivative subsequent to January 1, 2001 are recorded in the statement of income. On January 1, 2001 the fair value of the cross-currency swap was US$(27,379) and under IAS 39 "Financial Instruments: Recognition and Measurement," the Company recorded an adjustment of US$(18,310), reducing the balance of retained earnings at January 1, 2001 reflecting the change of adopting a new accounting principle. Under SFAS No 133, the Company would record an expense of US$18,310 in the statement of income, reflecting the change of adopting a new accounting principle. The fair value of the cross-currency swap at December 31, 2002 and 2001 was US$(8,742) and US$(37,580), respectively, and the resulting change in the fair value amounted to an unrealized gain of US$28,838 for the year ended December 31, 2002 and an unrealized loss of US$(10,201) for the year ended December 31, 2001, which is recorded in the statement of income. The carrying values of all other financial instruments approximate their fair values except for long-term debt which is disclosed in note 6.

(6)    Long-Term Debt

        Long-term debt is summarized as follows:

	December 31,
	2002	2001
6.450% Notes due 2002 through 2004	250,000	400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	127,200	226,400
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	170,891	178,000
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	500,000	500,000

	3,346,091	3,602,400
Less current portion of long-term debt	(351,265)	(282,308)

Total long-term debt	2,994,826	3,320,092

        Future maturities of long-term debt at December 31, 2002 are as follows:

Year
2004	215,565
2005	323,065
2006	135,696
2007 and thereafter	2,320,500

2,994,826

        On May 14, 1998, the Company issued US$1,800,000 of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

        On November 10, 1998, the Company incurred US$260,000 of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of US$13,000, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. (PDV America), an indirect wholly owned subsidiary of PDVSA.

        On April 8, 1999, the Company issued US$1,000,000 of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million (US$170,891 and US$178,000 as of December 31, 2002 and 2001, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

        The US$1,000,000 notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged US$1,000,000 aggregate principal amount of the new notes for an equal aggregate principal amount of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

        On July 2, 1999, the Company incurred US$38,000 of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of US$4,750, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

        On November 16, 2001, the Company issued US$500,000 8.50% unsecured notes, maturing on November 16, 2012. Interest is payable quarterly on February 16, May 16, August 16 and November 16, of each year. The principal is due in equal quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

        The estimated fair value of the Company's long-term debt, including current portion, at December 31, 2002 and 2001 was US$ 2,868,000 and US$3,338,000, respectively. Fair values were based on a broker quote.

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

        The Company is also subject to the following covenants:

  •
  To deliver periodically to the Trustee certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

  •
  To deliver to the Trustee unaudited quarterly financial statements within 60 days after the last day of the first three quarters of each fiscal year, and

  •
  To deliver to the Trustee annual audited financial statements within 120 days after the last day of each fiscal year.

        The Company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

(7)    Transactions with Shareholder and Affiliated Companies

        PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services. In connection with the issuance of the unsecured notes in November 2001, the Company incurred offering costs and underwriters' discounts of approximately US$9,000. In accordance with the terms of the RPA, such amounts were recovered from PDVSA Petróleo, S.A.

        Additionally, the Company recovered all the offering costs and underwriters' discounts of approximately US$22,000 incurred in connection with issuance of the unsecured notes in April 1999 from PDVSA Petróleo, S.A. in accordance with the terms of the RPA.

        PDVSA Finance Ltd. purchased Eligible Receivables of US$5,717,425, US$5,766,699 and US$6,757,704 from affiliated companies during the years ended December 31, 2002, 2001 and 2000, respectively.

        Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petróleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the years ended December 31, 2002, 2001 and 2000, the Company incurred US$7,699, US$8,408 and US$10,624, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective years the Company incurred US$27, US$13 and US$14 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the "Investment Manager").

        As of December 31, 2002 and 2001 the Company accrued expenses of US$2,207 and US$483 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)    Income Taxes

        The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are deferred. The deferred income tax liability at December 31, 2002, 2001 and 2000 relates exclusively to such discounts.

        Income tax expense (benefit) comprises the following:

	Year ended December 31,
	2002	2001	2000
Current	19,522	15,762	18,669
Deferred	(572)	1,780	(1,149)

	18,950	17,542	17,520

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

        An action was filed against PDVSA, PDVSA Petróleo, S.A., PDVSA Finance Ltd. and Citgo Petroleum Corporation on April 11, 2003, in a federal district court in Denver, Colorado. The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and/or natural gas in 4.75 million offshore acres between Grenada and Venezuela. The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Granada's oil and natural gas resources in violation of the U.S. antitrust laws. The plaintiff seeks damages in an amount to be established at trial that it believes should exceed $100 million. The companies deny the allegations and complaint and intend to contest the case vigorously if it proceeds, and the management and their legal counsel believe that the companies have substantial defenses.

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

    Covenants

    PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30o API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables generated from sales of crude oil of less than 30o API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

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

  (12)
  Subsequent Event

    PDVSA Finance has been in breach of certain of its loan covenants due to the late filing of its annual report on Form 20-F for the year ended December 31, 2002. Upon delivery of the annual report to the trustee, such breaches will be remedied. Consequently, the corresponding long-term portions of these debts have not been reclassified to current.

  (13)
  Events Affecting the Shareholder (PDVSA) (Unaudited)

    The PDVSA work stoppage in Venezuela during December 2002 and January 2003 resulted in significantly reduced operating levels in PDVSA. Crude oil production levels were reduced from around 3.3 million barrels per day (BPD) in November 2002 to an average of about 1.2 million bpd in December 2002 and an average of about 0.8 million BPD in January 2003. By April 2003, PDVSA's crude oil production levels returned to approximately 3.2 million BPD (including Orinoco Belt production), levels which have since been sustained. In December 2002, PDVSA gave notice of force majeure under its crude oil supply agreements. Since February 2003, PDVSA began to normalize its operations, including the delivery of crude oil and products to its customers under the conditions established in its supply agreements. The force majeure was lifted in March 2003.

QuickLinks

TABLE OF CONTENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
PART I
Average sales prices of PDVSA Exports
Our Outstanding Accounts Receivable at December 31, 2002, 2001 and 2000
PDVSA Petróleo's Accounts Receivable by Customer Affiliation for Designated Customers (crude oil only)
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers For the Year Ended December 31, 2002
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers For the Year Ended December 31, 2001
PDVSA Petróleo's Refined Petroleum Products Exports to Designated Customers Historic Sales from 2000 through 2002
PDVSA Petróleo's Accounts Receivable by Customer Affiliation for Designated Customers (for Refined Petroleum Products only)
Delinquency and Loss Experience of Receivables
Current Aging Schedule at December 31, 2002
Quarterly Historic Aging Schedule for 2002 and 2001(1)
PART II
PART III
SIGNATURES
GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER "ITEM 10.C MATERIAL CONTRACTS"
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) Financial Statements December 31, 2002 and 2001 With Independent Auditors' Report Thereon
Independent Auditors' Report
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petroleos de Venezuela, S.A.—PDVSA) Balance Sheets (In thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petroleos de Venezuela, S.A.—PDVSA) Statements of Income (In thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petroleos de Venezuela, S.A.—PDVSA) Statements of Changes in Shareholder's Equity Years ended December 31, 2002, 2001 and 2000 (In thousands of U.S. dollars)
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela, S.A.—PDVSA) Notes to the Financial Statements December 31, 2002 and 2001 (In thousands of U.S. dollars)