Form 20-F
period 2003-12-31
PDVSA FINANCE LTD
filed 2005-10-11
CIK 1074512

As filed with the Securities and Exchange Commission on October 7, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 200,000,000 shares of common stock of PDVSA Finance Ltd. were outstanding as of December 31, 2003.

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

Item 17   ☐            Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Item 17   ☐            Item 18   ☒

Table of Contents

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
	3.A	Selected financial data
	3.D	Risk factors
Item 4.	Information on the Company
	4.A	History and development of the company
	4.B	Business overview
	4.C	Organizational structure
	4.D	Property, plants and equipment
Item 5.	Operating and Financial Review and Prospects
	5.A	Operating results
	5.B	Liquidity and capital resources
	5.C	Research and development, patents and licenses
	5.D	Trend information
	5.E	Off-balance sheet arrangements
	5.F	Tabular disclosure of contractual obligations
	5.G	Safe harbor
Item 6.	Directors, Senior Management and Employees
	6.A	Directors and senior management
	6.B	Compensation
	6.C	Board practices
	6.D	Employees
	6.E	Share ownership
Item 7.	Major Shareholders and Related Party Transactions
	7.A	Major shareholders
	7.B	Related party transactions
Item 8.	Financial Information
	8.A	Consolidated Statements and Other Financial Information
Item 9.	The Offer and Listing
	9.A	Offer and listing details
Item 10.	Additional Information
	10.B	Memorandum and articles of association
	10.C	Material contracts
	10.D	Exchange controls
	10.E	Taxation
	10.H	Documents on display
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities

i

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	[Reserved]
Item 16.A Audit Committee financial expert
Item 16.B Code of ethics
Item 16.C Principal Accountant Fees and Services

PART III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

SIGNATURES

Annex A

ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The annual report on Form 20-F of Petróleos de Venezuela, S.A. for the year ended December 31, 2003, first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on October 7, 2005, is incorporated herein by reference.

The consolidated financial statements of CITGO Petroleum Corporation (a wholly owned subsidiary of Petróleos de Venezuela, S.A.) for the year ended December 31, 2003, are incorporated herein by reference to the annual report on Form 10-K of CITGO Petroleum Corporation for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 30, 2004.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Specifically, certain statements under the caption “Item 4.B Business overview” relating to the operation and performance of PDVSA Finance Ltd., Petróleos de Venezuela, S.A. and PDVSA Petróleo, S.A. (together with its predecessor, “PDVSA Petróleo”) and under the caption “Item 5. Operating and Financial Review and Prospects” are forward-looking statements.  You can identify forward-looking statements by, among other things, the use of forward-looking language, such as the words “believe,” “expect,” “anticipate” and similar expressions.  These forward-looking statements reflect our expectations for future events and financial performance.  These statements are based on current plans, estimates and projections.  Such statements are subject to certain risks and uncertainties, such as changes in import controls or import duties, levies or taxes in international markets and changes in prices or demand for products produced by PDVSA Petróleo or its subsidiaries or affiliates in international markets as a result of competitive, economic, political and other factors, the availability of continued access to capital markets and financing on favorable terms, regulatory compliance requirements, labor disputes and the performance by third parties of their contractual obligations.  Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct.  Actual results could differ materially from the results projected in the forward-looking statements as a result of the risks described above.  Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements.  Forward-looking statements speak only as of the date they were made.  We undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this annual report.

The annual report on Form 20-F of Petróleos de Venezuela S.A. for the fiscal year ended December 31, 2003, incorporated herein by reference, also contains forward-looking statements.  For a discussion of the factors affecting the forward-looking statements contained therein, see “Factors Affecting Forward-Looking Statements” on page ii thereof.

As used in this annual report references to “dollars” or “$” are to the lawful currency of the United States.  When used in this annual report, the terms “we,” “our,” “ us” and “PDVSA Finance” refer to PDVSA Finance Ltd., the term “Petróleos de Venezuela” refers to Petróleos de Venezuela, S.A. and the term “PDVSA” refers to Petróleos de Venezuela and its consolidated subsidiaries.

As used in this annual report, capitalized terms shall have the meaning assigned to them herein, in the agreements referred to in Item 10.C “Material contracts,” or in “Annex A — Glossary of Certain Defined Terms Used Primarily Under “Item 10.C Material Contracts”.”

PART I

Item 1.                                   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                   Key Information

3.A          Selected financial data

The following selected financial data have been derived from our audited financial statements.  See “Item 18.  Financial Statements.”

Our financial statements are prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board (“IASB”).  Although there are a number of significant differences between IAS and Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”), as of and for the years ended December 31, 2003, 2002 2001, 2000 and 1999, the application of U.S. GAAP would not have produced material differences with respect to our shareholder’s equity and net income, except for the recording of the transition adjustment as of January 1, 2001 resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133.  See note 2(j) to our financial statements.

The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, “Item 5. Operating and Financial Review and Prospects” herein, and the consolidated financial statements of Petróleos de Venezuela and the section entitled “Item 5. Operating and Financial Review and Prospects,” both of which are included in the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2003.  Petróleos de Venezuela’s annual report on Form 20-F for the year ended December 31, 2003 is incorporated by reference herein.

	Years ended December 31,
	2003	2002	2001	2000	1999
	($ in thousands)
Income Statement Data:
Operating revenues	376,089	382,826	354,377	353,949	313,899
Total revenues	379,511	386,506	358,607	360,464	317,454
Interest expense	(254,424)	(276,050)	(252,285)	(255,310)	(227,357)
General and administrative expenses	(7,601)	(8,266)	(8,723)	(11,691)	(6,877)
Income before income taxes	117,731	104,437	99,142	97,575	97,695
Income tax expense	(18,616)	(18,950)	(17,542)	(17,520)	(15,538)
Net income(1)	99,115	85,487	81,600	80,055	82,157

	December 31,
	2003	2002	2001	2000	1999
	($ in thousands)
Balance Sheet Data (at the end of period):
Current purchased accounts receivable(1)	924,225	429,992	585,947	905,054	825,091
Rights to future (ungenerated) purchased accounts receivable	2,707,250	3,214,181	3,737,332	2,979,235	3,031,863
Total assets	4,021,016	4,256,272	4,454,409	3,985,651	3,964,436
Long-term debt	2,792,496	2,994,826	3,320,092	3,113,040	3,225,000
Total liabilities	3,078,793	3,413,164	3,696,788	3,291,320	3,350,160
Capital stock	200,000	200,000	200,000	200,000	200,000
Shareholder’s equity(2)	942,223	843,108	757,621	694,331	614,276

(1)	Net of unamortized discounts.
(2)

If the change in accounting for derivative financial instruments in 2001 had been recorded in accordance with U.S. GAAP, a cumulative effect adjustment of $18.3 million would have been recorded in our income statement and our reported net income would have been $63.3 million. The difference in accounting between IFRS and U.S. GAAP had no impact on shareholder’s equity for 2001. From our inception through December 31, 2003 we have not declared any dividends.

3.D          Risk factors

You should carefully consider all of the information set forth in this annual report and the following risk factors.  The risks below are not the only ones we face.  Additional risks not currently known by us may also impair our business operations.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks.  This annual report also contains forward-looking statements that involve risks and uncertainties.  Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this annual report.  See “Factors Affecting Forward-Looking Statements.”

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

For example, in December 2002 and January 2003, an extensive work stoppage by PDVSA employees halted most of PDVSA’s operations, including the production and export of crude oil, gas and related products.  This resulted in a sharp decline in the amount of eligible receivables generated by PDVSA Petróleo during that period.  A similar work stoppage briefly occurred in February 2002.  While PDVSA’s production and export have substantially returned to pre-December 2002 levels, we have no control over the occurrence of such developments and cannot assure you that similar events will not occur in the future.

We also rely on PDVSA Petróleo in its capacity as servicer under the Servicing and Collection Agency Agreement.  While we may terminate the agreement in limited cases, we have no control over the manner in which PDVSA Petróleo carries out its duties.

Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is dependent on the ability of PDVSA Petróleo to generate sufficient eligible receivables.

PDVSA Petróleo’s ability to generate enough eligible receivables to allow us to meet our obligations in respect of our outstanding indebtedness and any future indebtedness depends on two factors:

•                                          whether the designated customers buy enough crude oil and other petroleum products from PDVSA Petróleo; and

•                                          whether PDVSA Petróleo can maintain sufficient production levels.

Designated customers may reduce the amount of oil they purchase.  PDVSA Petróleo can generate the eligible receivables of designated customers that we purchase from them only if the designated customers have a continuing need for and ability to purchase crude oil and refined petroleum products from PDVSA Petróleo.  A designated customer’s demand for these products from PDVSA Petróleo could decrease for a variety of reasons, including:

•                                          changes in the market for that designated customer’s products;

•                                          a decision to purchase products from someone other than PDVSA Petróleo; or

•                                          a deterioration in the customer’s business or financial condition.

A reduction in designated customer demand could materially limit PDVSA Petróleo’s ability to generate the receivables that we purchase under the Receivables Purchase Agreement.  Similarly, PDVSA Petróleo may materially change the terms under which it sells its products to any designated customer, which may make it more difficult for that designated customer to purchase from PDVSA Petróleo.  We have no control over the designated customers or PDVSA Petróleo in situations like these.

PDVSA Petróleo may not produce sufficient crude oil and refined petroleum products to generate enough eligible receivables.  PDVSA Petróleo’s ability to generate eligible receivables also depends on its maintaining sufficiently high production levels.  In order to maintain production levels, PDVSA Petróleo may need to invest in new production facilities as existing facilities become obsolete.  The production activities of PDVSA Petróleo are critical to the future creation of receivables.  Additionally, significant delays or disruptions in the production of crude oil by PDVSA for a substantial period, due to competitive, economic or other factors beyond our control, may materially and adversely affect the ability of PDVSA Petróleo to generate sufficient eligible receivables for our purchase.  We have no control over PDVSA Petróleo or any of its subsidiaries and cannot guarantee that PDVSA Petróleo will be able to maintain a sufficient production of crude oil and refined petroleum products or find additional reserves or invest in new facilities.

See “Item 4.B Business overview – PDVSA’s customers and receivables.”

If collections on purchased receivables are held in the retention account, cash flow available to PDVSA Petróleo could be reduced, which could hurt PDVSA Petróleo’s ability to produce oil and generate eligible receivables.

If the provisions of the Fiscal Agency Agreement requiring the funding of the retention account are triggered, the resulting distribution of collections on purchased receivables into the retention account could significantly reduce our ongoing purchases of eligible receivables, which could in turn reduce PDVSA Petróleo’s operating cash flow.  Any reduction in cash flow available to PDVSA Petróleo to fund its operations on a day-to-day basis could impair its ability to produce oil and, in turn, its ability to meet its obligations under existing sales contracts relating to purchased receivables and its ability to enter into new ones.

For an explanation of the circumstances in which collections will be paid into the retention account, see “Item 10.C Material contracts – The Fiscal Agency Agreement.”

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

These limited circumstances do not include the failure of a designated customer to fulfill its payment obligations.  Therefore, once PDVSA Petróleo has generated an eligible receivable, PDVSA Petróleo will have satisfied its obligation to deliver that receivable, regardless of whether that customer ultimately pays.  See “Item 10.C Material contracts – The Receivables Purchase Agreement.”

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

This risk is not necessarily spread over a large number of designated customers.  There is no concentration limit on purchased receivables owing from a particular customer, nor is there a concentration limit on purchased receivables owing from affiliates of Petróleos de Venezuela, either individually or in the aggregate.  This means that one or a few designated customers could come to represent a substantial portion of the collections that we are owed on purchased receivables, subjecting us to the risk that even a single customer’s failure to pay could impair our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness.  Certain designated customers accounted for more than 10% of PDVSA Petróleo’s total sales to designated customers during 2002.  However, because there is no concentration limit on purchased receivables owing from a particular customer, nor any restriction on the ability of PDVSA Petróleo to channel its exports towards or away from any particular customer, we cannot predict what percentage of PDVSA Petróleo’s sales will be attributable to any given customer in any future period.  The composition of the pool of receivables owned by us is likely to vary over time, reflecting fluctuations in the level of demand by each of PDVSA Petróleo’s customers.

We are not assured a predictable flow of payments.  In addition, the designated customers do not buy crude oil and refined petroleum products at set intervals.  Accordingly, we cannot guarantee that any particular pattern of payments into the collection account will occur.

We cannot guarantee that the business and financial condition of the designated customers will not deteriorate and that they will be able to make timely payment on the purchased receivables.  See “Item 4.B Business overview – PDVSA’s customers and receivables.”

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

Treatment under Venezuelan and Cayman Law.  Instead of treating the transfers of eligible receivables as sales, courts applying Venezuelan or Cayman law could treat these transfers as assignments of collateral as security from PDVSA Petróleo to us.  This security interest should not be subject to avoidance if PDVSA Petróleo becomes insolvent and is placed in receivership, and payments to us on the receivables should not be subject to recovery by a conservator or receiver for PDVSA Petróleo if:

•                                          the security interest was validly perfected before PDVSA Petróleo’s insolvency; and

•                                          the security interest was not granted or taken in contemplation of insolvency or with the intent to hinder, delay or defraud PDVSA Petróleo or its creditors.

However, if PDVSA Petróleo’s conservator or receiver asserts a contrary position or takes the steps discussed above, payments could be delayed or reduced.

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

We cannot guarantee that the sale would transfer effectively full ownership of the receivable to us.  If we were awarded only the right to recover the purchase price of the receivable, this right would rank equally with all of PDVSA Petróleo’s other unsecured indebtedness or other obligations.  If PDVSA Petróleo’s assets were inadequate to cover all the claims, we could only recover our ratable share of the assets.  Furthermore, the terms of our current indebtedness contain no limitations on PDVSA Petróleo’s ability to incur or secure indebtedness or other obligations that could rank senior to or on a par with our right to recover the purchase price for the receivables.

We rely on and have limited control over PDVSA Petróleo in its capacity as servicer.

PDVSA Petróleo has been named the servicer pursuant to the Servicing and Collection Agency Agreement.  While we may terminate the agreement in certain limited circumstances, we have no control over the manner in which PDVSA Petróleo or any subsequently named servicer carries out its duties.

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

We cannot guarantee that any subsequently named servicer will be able to fulfill its duties as efficiently as PDVSA Petróleo.  See “Item 10.C Material contracts – The Servicing and Collection Agency Agreement – Duties of the Servicer.”

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

Both Petróleos de Venezuela and PDVSA Petróleo have waived any sovereign immunity from suit or other legal process, subject to certain limitations, under the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement.  Petróleos de Venezuela is required by law to honor contractual waivers of sovereign immunity, and has honored these contractual waivers since its formation in 1975.  However, we cannot guarantee that Petróleos de Venezuela will continue to do so in the future, and neither Petróleos de Venezuela nor PDVSA Petróleo has entered into arrangements similar to the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement.  See “Item 10.C Material contracts – The Receivables Purchase Agreement – Immunity.”

Changes in the application of Venezuelan tax rules could substantially raise our tax burden.

Under Venezuelan tax law, if we are considered an “offshore financial institution not domiciled in Venezuela,” or a “qualified financial institution,” any income of Venezuelan origin that we receive by purchasing receivables at a discount under the Receivables Purchase Agreement would be subject to withholding tax at the rate of 4.95%.

No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue.  As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes.  PDVSA Finance’s application for a license to be qualified as a financial institution by competent authorities of the Cayman Islands is in process.  As of the date of this annual report, such Cayman Island authorities have not issued a response on PDVSA Finance’s license application.  Nevertheless, the internal Venezuelan tax counsel of PDVSA has advised us that, given the nature of our operations, we should continue to be considered a qualified financial institution for Venezuelan income tax purposes.  However, such internal Venezuelan tax counsel reached its conclusion about our tax status solely by interpreting the relevant Venezuelan statutes.  As a result, we cannot assure you that the Venezuelan taxing authority will not conclude that we do not constitute a qualified financial institution.  If this happened, any Venezuelan income that we receive would be subject to taxation in Venezuela at a rate of 34%.  Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify and hold us harmless for Venezuelan taxes that we must pay on income from the receivables it purchases from PDVSA Petróleo under the Receivables Purchase Agreement.

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

PDVSA’s business depends substantially on international prices for crude oil and refined petroleum products and such prices are volatile.  A decrease in such prices could materially and adversely affect PDVSA’s business.

PDVSA’s business, financial condition, results of operations and prospects depend largely on international prices for crude oil and refined petroleum products.  Historically, prices of international crude oil and refined petroleum products have been volatile and have fluctuated widely due to various factors that are beyond our control, including:

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

•                                          international economic trends;

•                                          currency exchange fluctuations; and

•                                          inflation.

Historically, members of the Organization of the Petroleum and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil.  Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil.  Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other OPEC members.  Since 1998, OPEC’s production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

A reduction in PDVSA’s crude oil production or export activities or a decline in the prices of crude oil and refined petroleum products for a substantial period could materially and adversely affect the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness.

Risks related to the ownership, regulation and supervision of PDVSA.

The Bolivarian Republic of Venezuela is the sole owner of Petróleos de Venezuela.  The Venezuelan government, through the Ministry of Energy and Petroleum, establishes national petroleum policies and also regulates and supervises PDVSA’s operations.  The President of Venezuela appoints the president of Petróleos de Venezuela and the members of its board of directors by executive decree.  Since November 2004, the Minister of Energy and Petroleum has also served as President of PDVSA.  However, the Bolivarian Republic of Venezuela is not legally liable for the obligations of Petróleos de Venezuela, including its guarantees of indebtedness of its subsidiaries, or the obligations of its subsidiaries.

Petróleos de Venezuela has been operated as an independent commercial entity since its formation; however, recent changes to the Venezuelan law regarding the oil sector impose significant social commitments upon PDVSA, which will affect its saving capacity, and, indirectly, its commercial affairs.  Given that PDVSA is controlled by the Venezuelan government, we cannot assure you that the Venezuelan government will not in the future impose further material commitments upon PDVSA or intervene in its commercial affairs in a manner that will adversely affect our business.  For instance, through Petróleos de Venezuela, the government could cause PDVSA Petróleo to reduce production or limit future capital expenditure to levels that would limit PDVSA Petróleo’s ability to generate the necessary flow of receivables to support payments on our indebtedness.  In addition, the Company has no control over events affecting PDVSA’s operations or the occurrence of any prolonged disruption in PDVSA’s activities resulting from actions taken by opponents of the Venezuelan government such as the work stoppages that occurred in late 2002 and early 2003, which in the opinion of PDVSA constituted sabotage, and cannot assure you that such events will not occur in the future.

PDVSA’s business requires substantial capital expenditures.

PDVSA’s business is capital intensive.  Specifically, the exploration and development of hydrocarbon reserves, production, processing and refining costs and the maintenance of machinery and equipment require substantial capital expenditures.  PDVSA must continue to invest capital to maintain or to increase the amount of hydrocarbon reserves that it operates and the amount of crude oil that it processes.

We cannot assure you that PDVSA will be able to maintain its production levels or generate sufficient cash flow or that it will have access to sufficient investments, loans or other financing alternatives to continue its refining, exploration and development activities at or above its present levels.  A reduction in PDVSA’s refining, exploration and development activities for a substantial period could materially and adversely affect the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness.

PDVSA does not own any of the hydrocarbon reserves that it develops and operates.

Under Venezuelan law, the hydrocarbon reserves that PDVSA develops and operates belong to the Bolivarian Republic of Venezuela and not to PDVSA.  The exploration and exploitation of these hydrocarbon reserves are reserved to the Bolivarian Republic of Venezuela.  Petróleos de Venezuela was formed by the government of Venezuela to coordinate, monitor and control its operations that relate to hydrocarbon reserves.

While Venezuelan law requires that the Bolivarian Republic of Venezuela retain exclusive ownership of Petróleos de Venezuela, it does not require the Bolivarian Republic of Venezuela to continue to conduct its crude oil exploration and exploitation activities through PDVSA.  See “Item 7.A.  Major shareholders” of Petróleos de Venezuela’s annual report on Form 20-F for the year ended December 31, 2003, incorporated herein by reference.  If the government elects to conduct its hydrocarbon activities other than through PDVSA, PDVSA’s operations, including the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness, could be materially and adversely affected.  We can offer no assurance that changes in Venezuelan law or the implementation of policies by the Venezuelan government will not adversely affect PDVSA Petróleo’s ability to generate eligible receivables.

PDVSA is subject to production, equipment, transportation and other risks that are common to oil and gas companies.

PDVSA is an integrated oil and gas company and is exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production volume due to changes in reserve levels, production accidents, mechanical difficulties, adverse natural conditions, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities.  See “Item 4.B Business overview – Exploration and Production” of Petróleos de Venezuela’s annual report on Form 20-F for the year ended December 31, 2003, incorporated herein by reference.

These risks may, among other things, lower PDVSA’s production levels, increase its production costs and expenses, cause damage to its property or cause personal injury to its employees or others.  PDVSA maintains insurance to cover certain losses and exposure to liability.  However, consistent with industry practice, PDVSA is not fully insured against the risks described above.  We cannot assure you that PDVSA’s insurance coverage is sufficient to cover all of its losses or its exposure to liability that may result from these risks.  As a result of these risks, PDVSA Petróleo’s ability to generate eligible receivables to support payments on our indebtedness may be materially and adversely affected.

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

The summary of principal agreements contained in the points below do not purport to be complete and is qualified entirely by reference to the provisions of the Indenture, the Fiscal Agency Agreement, the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement (each, as defined under “Item 10.C Material contracts”).  Defined terms used herein and not otherwise defined shall have the meanings set forth in Annex A hereto.

1.               PDVSA Finance is a wholly owned subsidiary of Petróleos de Venezuela, domiciled in the Cayman Islands.  It was established to act as PDVSA’s principal vehicle for corporate financing through the issuance of unsecured debt.

2.               Receivables Purchase Agreement among Petróleos de Venezuela, PDVSA Finance and PDVSA Petróleo.  PDVSA Finance purchases from PDVSA Petróleo certain present or future accounts receivable (“Eligible Receivables”) generated or to be generated by the export of crude oil and refined petroleum products to Designated Customers (as defined herein).  Any Eligible Receivables that are not due and payable when purchased will be purchased at a discount determined on the basis of the Discount Rate (as defined herein).  Petróleos de Venezuela will guarantee the performance of PDVSA Petróleo’s obligations under the Receivables Purchase Agreement but not payment under the Purchased Receivables (as defined herein).  See “Item 10.C Material contracts – The Receivables Purchase Agreement.”

3.               PDVSA Petróleo has notified certain of its Customers (each a “Designated Customer”) that it is a party to the Receivables Purchase Agreement and that Receivables (as defined herein) generated with such Designated Customer may have been sold to PDVSA Finance and instructed each Designated Customer to remit all payments with respect to receivables owing to PDVSA Petróleo or its assignees to a Collection Account maintained by PDVSA Finance and PDVSA Petróleo at Citibank, N.A., as a Collection Agent.  The Designated Customers have acknowledged receipt of such instruction.  Payments made to the Collection Account will be allocated on a daily basis by the Servicer who will manage and administer such payments, to PDVSA Finance and PDVSA Petróleo in accordance with their respective interests therein.  Unless certain events have occurred and are continuing (see point 7 below), all Collections (as defined herein) corresponding to PDVSA Finance’s interest in the underlying Receivable will be transferred to PDVSA Finance.  See “Item 10.C Material contracts – The Servicing and Collection Agency Agreement.”

4.               PDVSA Finance will issue unsecured debt, including Notes and other debt instruments, and will use the net proceeds of such Notes or any other issue of debt securities or other borrowing to purchase Eligible Receivables of Designated Customers from PDVSA Petróleo, service or refinance existing debt or for other general corporate actions necessary and convenient to accomplish the foregoing as permitted by its covenants.  Under the Fiscal Agency Agreement, the Indenture and outstanding Notes, PDVSA Finance must comply with certain debt coverage incurrence and maintenance tests and maintain at all times a Liquidity Facility (as defined herein).  See “Item 10.C Material contracts – The Fiscal Agency Agreement.”

5.               PDVSA Petróleo will cause the monthly average amount of Eligible Receivables of Designated Customers that are Generated by PDVSA Petróleo during any consecutive twelve-month period and that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 4.5 million barrels of crude oil of less than 30° API gravity and (y) 40% of PDVSA Petróleo’s total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity.  See “Item 10.C Material contracts – The Receivables Purchase Agreement.”

6.               Each Designated Customer has been instructed to make all payments in respect of any Receivables owing to PDVSA Petróleo to a Collection Account.

7.               Unless certain events have occurred and are continuing, Collections corresponding to PDVSA Finance’s interest in such Receivables will be transferred to PDVSA Finance.  The Collection Agent allocates the payments received from the Designated Customers to PDVSA Finance and the Retention Account, if applicable, in accordance with the Servicing and Collection Agency Agreement.  PDVSA Finance maintains the Liquidity Facility at an amount at least equal to the aggregate amount of Scheduled Debt Service PDVSA Finance is next scheduled to pay under each of its debt agreements, including the Notes and other Indebtedness, provided that at any date the balance of the Liquidity Facility shall be at least equal to the aggregate amount of Scheduled Debt

Service scheduled to be paid within the 30-day period following such date.  Subject to certain limitations, amounts owing to the holders of Notes because of acceleration of the maturity of the Notes will be made from the Retention Account.  See “Item 10.C Material contracts – The Receivables Purchase Agreement.”

8.               PDVSA Finance makes interest and principal payments through the Fiscal Agent.  Upon the declaration of a Specified Event or the acceleration of the maturity of any of its Indebtedness, PDVSA Finance has agreed to instruct, or cause the Fiscal Agent to instruct, the Collection Agent to transfer on each Business Day an amount equal to 25% of (a) Collections in respect of Purchased Receivables paid into the Collection Account on the immediately preceding Business Day less (b) Debt Service (other than Accelerated Debt Service) paid on such immediately preceding Business Day; provided that such amount shall be 100% of such Collections in the case of certain specified Events of Default.  See “Item 10.C Material contracts – The Fiscal Agency Agreement.”

9.               So long as notice of a Specified Event is not in effect and maturity of any Indebtedness of PDVSA Finance has not been accelerated, cash not required to service debt or maintain the Liquidity Facility will be used by PDVSA Finance to purchase additional Eligible Receivables of Designated Customers from PDVSA Petróleo under the Receivables Purchase Agreement, to pay operating expenses and dividends and for other general corporate purposes.  See “Item 10.C Material contracts – The Fiscal Agency Agreement.”

10.         PDVSA Finance may make periodic payments of dividends to Petróleos de Venezuela.

Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers, which is in turn dependent upon the demand for PDVSA’s crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables.  Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers.  See “Item 3.D Risk factors.”

PDVSA’s customers and receivables

Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and/or refined petroleum products and not on sales revenue.  See note 19 to Petróleos de Venezuela’s consolidated financial statements, incorporated herein by reference to the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2003, for segment information regarding PDVSA Petróleo’s operations.  In addition, for an assessment of the market for Venezuelan crude oils and Venezuelan petroleum products relative to the present customer relationships and contracts of PDVSA, with a particular focus on the United States and the designated customers, see the report entitled “U.S. Market Analysis of Venezuela Crude Oil and Refined Products” prepared by Purvin & Gertz, Inc., dated May 2004, attached hereto as Exhibit 14.3.

In 2003, PDVSA exported 1,648 thousand barrels per day (“MBPD”) of crude oil, or 67% of its total crude oil production.  In addition, in 2003, PDVSA exported 502 MBPD, or 49%, of refined petroleum products produced in Venezuela.  Of total exports of crude oil and refined petroleum products, 1,183 MBPD, or 55%, were sold to the United States and Canada.

In 2003, PDVSA Petróleo exported 1,648 MBPD of crude oil, or 67% of its total crude oil production.  PDVSA Petróleo conducts all export operations of crude oil and refined products from Venezuela on behalf of PDVSA.  Of total crude oil exports by PDVSA Petróleo in 2003, an aggregate of 923 MBPD were exported to the United States and Canada.  In 2003, the total crude oil sales to customers (including customers outside of the United States and Canada) who qualified as designated customers were 1,033 MBPD. Affiliated customers of PDVSA accounted for 79% of crude oil sales to designated customers and the remainder of crude oil sales were to designated third parties.

For the year ended December 31, 2003, CITGO accounted for approximately 58% of PDVSA Petróleo’s total sales, by volume, of crude oil and refined products to designated customers.  Under the terms of our Notes

(defined under “Item 10.C Material contracts – The Indenture”), the amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliated customers of PDVSA, whether individually or in the aggregate.  Certain other designated customers accounted for 10% or more of PDVSA Petróleo’s total sales to designated customers for the period from January through December 2003.  Of crude oil exports not sold in the United States and Canada, 88 MBPD were sold in Europe, 572 MBPD in the Caribbean and Central America and 65 MBPD in South America and other destinations.

Of total refined petroleum products produced in Venezuela in 2003, 432 MBPD were consumed in the domestic market and 502 MBPD were exported.  Of total exports of refined petroleum products by PDVSA Petróleo in 2003, 260 MBPD were sold to the United States and Canada.  In 2003, the total refined petroleum products sales to customers (including to customers outside of the United States and Canada) who qualified as designated customers was 122 MBPD.  Affiliated customers of PDVSA accounted for 81% of refined product sales to designated customers and the remainder of refined product sales were to designated third parties. Of refined petroleum products not sold in the United States and Canada, 103 MBPD were sold in the Caribbean and Central America and 139 MBPD were exported to South America and other destinations.

Most of PDVSA Petróleo’s crude oil customers are long-standing customers that have had relationships with PDVSA for 15 to 28 years.  In 2003, approximately 71% of PDVSA Petróleo’s crude oil export sales were made pursuant to PDVSA Petróleo’s customary terms and conditions to customers with whom it maintains long-standing commercial relationships.  In 2003, approximately 40% of PDVSA Petróleo’s total crude oil exports, were made under long-term contracts for specified volumes to U.S. subsidiaries or affiliated customers of PDVSA, approximately 31% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliated customers of PDVSA and approximately 3% were sales under long-term contracts for specified volumes to third parties.

A majority of PDVSA’s crude oil customers receive shipments on a regular basis.  In the aggregate, such shipments are for relatively constant volumes throughout the year.  As a result, other than with respect to certain U.S. producers of asphalt that purchase crude oil primarily from late spring through early fall, there is little seasonality in PDVSA’s sales volumes of crude oil.  Crude oil customers are invoiced pursuant to pricing formulas set forth in the applicable contracts, which are generally based on market prices and standard payment terms of 30 days after delivery of crude oil or refined petroleum products.  In 2003, over 90% of the invoices for crude oil and refined petroleum product export sales were paid on time and in accordance with the established credit terms.

The evaluation of the creditworthiness of each potential customer is undertaken by PDVSA Petróleo’s credit unit.  The Financial Evaluation Credit unit recommends specific credit limits, terms and conditions for each potential customer, including the requirement for a letter of credit issued by a qualified bank in the case of customers that represent relatively higher degree of credit risk, based on its financial evaluation, the estimated business potential of such potential customer and its appraisal of current market conditions.  PDVSA has a comprehensive program to monitor its outstanding receivables.

PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and, as of December 31, 2003, carried on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries of approximately $72.9 million, representing approximately 3.1% of PDVSA’s total accounts receivable as of December 31, 2003 or less than 0.17% of PDVSA’s export sales for 2003.  Based upon PDVSA Finance’s historical experience of not having any credit losses and based upon PDVSA Finance’s review of its receivables outstanding at December 31, 2003, PDVSA Finance did not carry any allowance for credit losses at December 31, 2003.  There can be no assurance, however, that loss and delinquency for the receivables, including purchased receivables, in the future will be similar to that experienced in the past.  See “Item 4.B Business overview – Credit and Collection Policies.”

The following tables set forth the composition of PDVSA’s exports of crude oil and refined petroleum products for the years 2001 through 2003:

	Year ended December 31,
	2003		2002		2001
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)

Crude oil(1):
Light (API gravity of 30º or more)	657	40%	672	38%	659	32%
Medium (API gravity of 21º or more and less than 30º)	299	18	360	20	585	28
Heavy and extra-heavy (API gravity of less than 21º)	692	42	732	42	821	40
Subtotal	1,648	100%	1,764	100%	2,065	100%

Refined petroleum products:
Gasoline/Naphtha	108	22%	137	21%	165	24%
Distillate(2)	167	33	231	36	241	35
Low sulfur residual	—	—	—	—	3	—
High sulfur residual	134	27	149	23	189	27
Liquid petroleum gas	51	10	56	9	44	6
Other	42	8	74	11	55	8
Subtotal	502	100%	647	100%	697	100%
Total exports	2,150		2,411		2,762

(1)	Includes sales of crude oil and subsidiaries and affiliated refineries (including to the Isla refinery in Curaçao) of 1,117 MBPD, 1,028 MBPD and 1,143 MBPD in 2003, 2002, and 2001, respectively.
(2)	Includes kerosene.

Average sales prices of PDVSA Exports

	Year ended December 31,
	2003	2002	2001
	($ per barrel)

Crude oil(1)	24.35	21.19	18.95
Refined petroleum products	26.53	24.23	23.94
Liquid petroleum gas	25.04	17.65	19.55
Weighted average for the year	24.89	21.94	20.21

(1)                                  Includes sales of crude oil to affiliates.

The following table sets forth the geographic breakdown of PDVSA’s exports of all types of crude oil, identifying sales to affiliates and third parties for the years 2001 through 2003, together with certain information regarding PDVSA’s exports of light and medium/heavy crude oil and of refined petroleum products for those years:

	Year ended December 31,
	2003		2002		2001
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)
Crude Oil:
All types	1,648	100%	1,764	100%	2,065	100%
United States and Canada	923	56	1,053	60	1,190	58
Subsidiaries and affiliates	579	35	678	38	694	34
Third parties	344	21	375	22	496	24
Europe	88	5	134	8	151	7
Subsidiaries and affiliates	65	4	61	4	63	3
Third parties	23	1	73	4	88	4
Caribbean and Central America	572	35	500	28	573	28
Subsidiaries and affiliates	473	29	360	20	386	19
Third parties	99	6	140	8	187	9
South America and others	65	4	77	4	151	7
Third parties	65	4	77	4	151	7
Light (API gravity of 30º or greater)(1)	657	40	672	38	659	32
United States and Canada	273	17	256	14	273	13
Others	384	23	416	24	386	19
Medium/Heavy (API gravity of less than 30º)(2)	991	60	1,092	62	1,406	68
United States and Canada	651	40	797	45	913	44
Others	340	20	295	17	493	24

Refined petroleum products	502	100	647	100	697	100
United States and Canada	260	52	216	33	307	44
Others	242	48	431	67	390	56
Total crude oil and refined petroleum products exports	2,150	n.a.	2,411	n.a.	2,762	n.a.

Average sales price per barrel (in U.S.$)
Light (API gravity of 30º or greater)	$27.16		$23.46		$22.47
Medium/Heavy (API gravity of less than 30º)	22.56		20.24		17.29
Refined petroleum products	26.53		23.52		23.94

(1)                                  Includes condensate.

(2)                                  Heavy oil includes reconstituted oil, which is a blend of heavy crude oil with lighter crudes, condensates or refined petroleum products.

Crude oils can also be classified by sulfur content.  “Sour” crudes contain 0.5% or greater sulfur content (by weight) and “sweet” crudes contain less than 0.5% sulfur content (by weight).  Substantially all of PDVSA’s exports are classified as sour crude.

Our Designated Customers and Purchased Receivables

Our Designated Customers

Pursuant to the Receivables Purchase Agreement, we have agreed to buy, and PDVSA Petróleo has agreed to sell, without recourse, eligible receivables of designated customers to be generated by PDVSA Petróleo from time to time.  A designated customer is an eligible customer that has acknowledged receipt of a designated customer’s notice delivered by PDVSA Petróleo and us jointly, providing notice of the sale to us of existing and future receivables owed by such eligible customer arising from the sale to such customer of crude oil and/or petroleum products by PDVSA Petróleo.  Any customer that is a person organized under the laws of any state of the United States or Canada is an eligible customer.  In addition, PDVSA Petróleo may cause customers that are not United States or Canadian persons to become eligible customers, by delivering to us an opinion of counsel to the effect that a designated customer’s notice, once executed by a customer that is neither a U.S. nor Canadian person, constitutes a valid, binding and enforceable obligation of such customer.

Under the Receivables Purchase Agreement, PDVSA Petróleo must ensure that the monthly average amount of sales to designated customers by PDVSA Petróleo during any consecutive twelve-month period represent at least the lesser of (1) 27 million barrels of oil of less than 30°API gravity and (2) 80% of PDVSA Petróleo’s total sales of oil of less than 30°API gravity to eligible customers.  Effective as of August 2, 2004, the Receivables Purchase Agreement was amended to provide that PDVSA Petróleo must ensure that the monthly average amount of sales to designated customers by PDVSA Petróleo during any consecutive twelve-month period represent at least the lesser of (1) 4.5 million barrels of oil of less than 30°API gravity and (2) 40% of PDVSA Petróleo’s total sales of oil of less than 30°API gravity to eligible customers.  Compliance with the above-mentioned covenant will require that PDVSA Petróleo deliver a designated customer’s notice to, and obtain the acknowledgment thereof by, any future U.S. or Canadian customer that accounts for any significant portion of PDVSA Petróleo’s sales of oil of less than 30°API gravity to the United States and Canada.  In 2003, designated customers accounted for more than 87% of PDVSA Petróleo’s monthly crude oil shipments to the United States and Canada, and certain designated customers accounted for more than 10% of PDVSA Petróleo’s total sales to designated customers during 2003.

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

PDVSA Petróleo and we have jointly notified each designated customer that certain receivables owed by such designated customer may have been sold to PDVSA Finance and have instructed each designated customer to remit all payments with respect to receivables to a collection account maintained by PDVSA Finance and PDVSA Petróleo at Citibank, N.A.  The designated customers have acknowledged receipt of such instruction.  Payments made to the collection account on account of purchased eligible receivables are distributed to PDVSA Finance on a daily basis.  PDVSA Finance uses such funds first to service its indebtedness, then for general corporate purposes, and finally to purchase additional eligible receivables of designated customers.  See “Item 10.C Material contracts – The Fiscal Agency Agreement – Certain Covenants.”

The following table sets forth our accounts receivable outstanding at December 31, 2003, 2002 and 2001.

Our Outstanding Accounts Receivable at December 31, 2003, 2002 and 2001

	December 31,
	2003	2002	2001
	($ in millions)
Current purchased accounts receivable:
Affiliates	718.2	266.4	365.8
Non-affiliates	209.8	169.5	222.4
Subtotal	928.0	435.9	588.2
Rights to future (ungenerated) purchased accounts
Receivable	2,707.2	3,214.2	3,737.3
Total	3,635.2	3,650.1	4,325.5

The decrease in our rights to future purchased accounts receivable at December 31, 2003 compared to the prior year was due principally to an increase in the current accounts receivable generated by PDVSA Petróleo resulting for an increase on volume of sales from 21.3 million barrels in 2002 to 33.5 million barrels in 2003 and an increase in the prices of receivables purchased by PDVSA Finance of crude oil and refined petroleum products (from $20.54 average in 2002 to $27.6 average in 2003).

PDVSA’s Crude Oil Exports

Geographic Distribution of Exports

In 2003, PDVSA exported 67% of its total crude oil production.  The balance was refined in Venezuela and the products were either exported or consumed in Venezuela.  In 2003, approximately 56% PDVSA’s crude oil (by volume) was exported to North America — 54% to the United States and 2% to Canada.  In 2003, 35% of PDVSA’s crude oil (by volume) was exported to the Caribbean and Central America, 5% was exported to Europe and 4% was exported to South America and other destinations.

Designated Customers for Crude Oil

In 2003, 63% of PDVSA’s crude oil exports were to customers (including customers outside of the United States and Canada) that qualified as designated customers.

The following table sets forth the list of customers that qualify as designated customers on the date hereof, identifying the designated customers who also are affiliated customers, and, where applicable, indicating the total years of relationship with PDVSA:

Designated Customer	Total Years of Relationship

Amerada Hess Corporation(1)	8
Amoco Oil Company	28
Cargill Energy Inc	28
Chemoil Corporation	28
Chevron Products Company	28
CITGO Asphalt Refining and Chemicals LP(4)	Affiliated Customer
CITGO International Supply Co.(4)	Affiliated Customer
CITGO Petroleum Corporation(4)	Affiliated Customer
CITGO Refining and Chemicals LP(4)	Affiliated Customer
CITGO Venezuela Supply Co.(4).	Affiliated Customer
Coastal Petroleum NV	26
Conoco Inc.	21
Crown Central Petroleum Corporation	9

Designated Customer	Total Years of Relationship

Equiva Trading International LLC(4)	6
Ergon Refining Inc.	21
Exxon Trading Company International	28
Exxon Mobil Sales and Supply Corporation	2
Farmland Industries Inc.	9
Fina Oil and Chemical Company	8
Hovensa, L.L.C(3)	Affiliated Customer
Hunt Refining Co.	28
Koch Supply and Trading Company	28
Koch Petroleum Group L.P.	28
Lyondell CITGO Refining Company Ltd.	Affiliated Customer
Marathon Ashland Petroleum L.L.C.	11
Mepco Venezuela, Ltd.	13
Mobil Sales and Supply Corporation	28
Morgan Stanley Capital Group	28
Murphy Central Asia Oil Co., Ltd	13
Murphy Falklands Oil Co., Ltd	13
Murphy Faroes Oil Co., Ltd.	13
Murphy Oil Corporation	13
Murphy Oil Trading Company	13
Murphy Pacific Rim, Ltd	13
Murphy Philippines Oil Co. Ltd	13
Murphy Sabah Oil Co., Ltd	13
Murphy Sarawack Oil Co., Ltd	13
Murphy South Asia Oil Co. Ltd	13
National Cooperative Refinery Association	11
Neste Trifinery Petroleum Company	21
PDV Midwest Refining L.L.C.	Affiliated Customer
Pecten Trading Company	28
Petro Canada	28
Phillips Petroleum Company	28
Shell Canada Products Limited	28
Sinclair Oil Corporation	11
Star Enterprise	15
Texaco International Trader Inc.	28
Valero Marketing and Supply Company	28

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

(4)	Effective August 2, 2004, these clients are not Designated Customers anymore.

The following table provides a breakdown of the composition of sales of crude oil for the year ended December 31, 2003 to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties.

Profile of PDVSA Petróleo’s Crude Oil Sales to Designated Customers
for the Year Ended December 31, 2003

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Total Crude Oil to Designated Customers/ Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)

Affiliated Customers(2):
CITGO(3)	41	402,735	294	2,446,623	335	2,849,358	43%	29%
LYONDELL-CITGO	2	12,252	231	1,755,097	233	1,767,349	33	20
Midwest Refining	3	32,218	0	0	3	32,218	0	0
Hovensa	147	1,487,875	99	857,547	246	2,345,422	14	21
Subtotal Affiliated Customers	193	1,935,080	624	5,059,267	817	6,994,347	90	70

Third parties:	150	1,517,479	66	564,131	216	2,081,610	10	19
Total	343	3,452,559	690	5,623,398	1,033	9,075,957	100%	89%

(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Profile of PDVSA Petróleo’s Crude Oil Sales to Designated Customers
for the Year Ended December 31, 2002

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Total Crude Oil to Designated Customers/ Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)

Affiliated Customers(2):
CITGO(3)	26	227,575	273	1,954,641	299	2,204,317	34%	25%
LYONDELL-CITGO	0	0	202	1,404,484	202	1,157,912	25	17
Midwest Refining	0	0	1	0	1	13,213	0	0
Hovensa	158	1,410,787	44	395,967	202	1,759,501	5	17
Subtotal Affiliated Customers	184	1,638,362	520	3,496,581	704	5,134,943	64	59

Third parties:	167	1,475,333	289	2,166,720	456	3,642,053	36	39
Total	351	3,113,695	809	5,663,301	1,160	8,776,996	100%	98%

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

The following table provides information regarding average daily export sales of crude oil (by volume) to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to designated customers compared to the total sales to eligible customers for the years 2001 through 2003:

PDVSA Petróleo’s Crude Oil Exports to Designated Customers
Historic Sales from 2001 through 2003

	Year ended December 31,
	2003			2002			2001
	Volume	% of Designated Customers (1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Volume	% of Designated Customers (1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Volume	% of Designated Customers (1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)
	(MBPD)			(MBPD)			(MBPD)

Affiliated Customers(1):
CITGO(2)	335	29	43%	299	25	34%	325	23	28%
LYONDELL-CITGO	233	20	33	202	17	25	234	17	22
Midwest Refining	3	0	0	1	0	0	9	1	0
Hovensa	246	21	14	202	17	5	179	13	5

Subtotal Affiliated Customers	817	70	90	704	59	64	747	54	55
Third Parties:	216	19	10	456	39	36	561	40	37
Total	1,033	89	100%	1,160	98	100%	1,308	94	92%

(1)                                  Includes short-term sales and sales made pursuant to long-term agreements.

(2)                                  Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

PDVSA’s Sales to Affiliated Customers

PDVSA supplies all of its international refining affiliates with crude oil and feedstocks that are either produced by PDVSA or purchased in the open market.  Some of PDVSA’s affiliated customers in the United States that are designated customers have entered into long-term supply contracts with PDVSA.  These contracts require the supply of minimum quantities of crude oil and other feedstocks for a fixed period of usually 20 to 25 years, with terms expiring on or after 2006.

These contracts incorporate price formulas based on the market value of a slate of refined petroleum products deemed to be produced by a specific refining configuration from each particular grade of crude oil or feedstocks, less (1) certain deemed refining costs, (2) certain actual costs, including transportation charges, import duties and taxes and (3) a fixed margin, which varies according to the grade of crude oil or other feedstocks delivered.  Fixed margins and deemed costs are adjusted periodically by formulae primarily based on the rate of inflation.  Because deemed operating costs and the slate of refined petroleum products deemed to be produced for a given barrel of crude oil or other feedstocks do not necessarily reflect the actual costs and yields for any given period, the actual refining margin earned by the purchaser under the various contracts will vary depending on, among other things, the efficiency with which such purchaser conducts its operations during such period.  These contracts are designed to reduce the inherent earnings volatility of the refining and marketing operations of PDVSA’s international refining affiliates.  Other supply contracts between PDVSA and its affiliated customers in the United States provide for the sale of crude oil at market prices.  Some of these contracts also provide that, under certain circumstances, if supplies are interrupted, PDVSA is required to compensate the affected affiliate for any additional costs incurred in securing other sources of crude oil or other feedstocks.

These crude oil supply contracts may be terminated by mutual agreement, by either party in the event of a material default, bankruptcy or similar financial hardship on the part of the other party or, in certain cases, if PDVSA no longer holds, directly or indirectly, 50% or more of the ownership interests in the related affiliate.  Following Venezuela’s agreement to reduce current levels of crude oil production, PDVSA Petróleo has reduced, on a pro rata basis, the amount of crude oil that it supplies to its affiliated customers, including CITGO, under long-term supply contracts.

PDVSA’s Sales to Third Parties

A majority of PDVSA’s sales to third parties of crude oil, including sales to its customers in the United States with which it maintains long-standing commercial relationships, are made at market prices pursuant to customary terms and conditions established by PDVSA and are priced in U.S. dollars.  Among its customers are major oil companies and other large private and state-owned companies.  Although PDVSA’s customary terms and conditions do not require specified volumes to be bought or sold, historically, a majority of PDVSA’s crude oil customers have taken shipments on a monthly basis at a relatively constant volume throughout the year.  PDVSA has also negotiated a limited number of long-term contracts, with terms ranging from two to ten years, with certain customers for the sale of heavy crude oil at market-related prices.

The following table sets forth the accounts receivable outstanding as of December 31, 2003, 2002 and 2001, corresponding to export sales by PDVSA Petróleo of crude oil to affiliated customers and third parties that qualify as our designated customers on the date hereof:

PDVSA Petróleo’s Accounts Receivable by Customer Affiliation
for Designated Customers
(crude oil only)

	As of December 31,
Type of Customer	2003	2002	2001
	($ in millions)

Affiliated Customers(1)	644.3	389.5	304.7
Third Parties	255.6	221.5	186.2

(1)                                  CITGO, LYONDELL-CITGO, Hovensa and Midwest Refining are customers under long-term contracts.

Refined Petroleum Products Exports

In 2003, PDVSA exported 49% of the refined petroleum products it produced in Venezuela. Of PDVSA’s exports of refined petroleum products produced in Venezuela in 2003, 52% were exported to the United States and Canada, 21% to the Caribbean and Central America and 27% to South America and other destinations.

Our Designated Customers for Refined Petroleum Products

The following tables provide information regarding average daily export sales of refined petroleum products in volume to customers that qualify as our designated customers as of the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to our designated customers compared to the total sales to eligible customers for the years ended December 31, 2003 and 2002:

Profile of PDVSA Petróleo’s Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2003

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	MBPD	($ in thousands)	(%)

Affiliated Customers(2):
CITGO(3)	99	1,169,526	56
Subtotal Affiliated Customers	99	1,169,526	56
Third Parties:	23	244,333	13
Total:	122	1,413,859	69

(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Profile of PDVSA Petróleo’s Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2002

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	MBPD	($ in thousands)	(%)

Affiliated Customers(2):
CITGO(3)	58	621,426	29
LYONDELL-CITGO	5	45,288	3
HOVENSA	9	87,470	5
Subtotal Affiliated Customers	72	754,184	37
Third Parties:	45	441,408	23
Total:	117	1,195,592	60

(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

The following table provides information regarding average daily export sales of refined petroleum products in volume to customers that qualify as designated customers as of the date hereof, identifying sales to affiliated customers and third parties indicating the percentage of total sales to such customers represented for the years 2001 through 2003:

PDVSA Petróleo’s Refined Petroleum Products Exports to Designated Customers
Historic Sales from 2001 through 2003

	December 31,
	2003		2002		2001
	Volume	% of Designated Customers(1)	Volume	% of Designated Customers(1)	Volume	% of Designated Customers(1)
	(MBPD)		(MBPD)		(MBPD)

Affiliated Customers(2):
CITGO	99	56	58	29	55	16
LYONDELL-CITGO	0	0	5	3	7	2
HOVENSA	0	0	9	5	5	2
Subtotal Affiliated Customers	99	56	72	37	67	20
Third Parties:	23	13	45	23	60	17
Total:	122	69	117	60	127	37

(1)                                  By volume of sales.

(2)                                  Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)                                  Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Contract Terms and Conditions

Most of PDVSA Petróleo’s crude oil customers are long-standing customers that have had commercial relationships with PDVSA for 15 to 27 years.  In 2003, approximately 71% of PDVSA Petróleo’s total crude oil export sales were made pursuant to PDVSA Petróleo’s customary terms and conditions to such long-standing customers, out of which approximately 40% were sales under long-term contracts for specified volumes to U.S. subsidiaries or affiliates of PDVSA and approximately 31% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliates of PDVSA.

Of PDVSA’s total sales by volume of refined petroleum products in 2003, 96% were made pursuant to short-term contracts and in accordance with PDVSA’s customary terms and conditions and 4% of refined petroleum products exported were sold pursuant to long-term contracts for specified volumes, priced pursuant to formulas that are based on market prices.

The following table sets forth the accounts receivable outstanding as of December 31, 2003, corresponding to export sales by PDVSA Petróleo of refined petroleum products produced in Venezuela to affiliated customers and third parties that qualify as designated customers on the date hereof:

PDVSA Petróleo’s Accounts Receivable by Customer Affiliation for Designated Customers
(for Refined Petroleum Products only)

	As of December 31,
Type of Customer and Basis of Sale	2003	2002	2001
	($ in millions)
Affiliated Customers(1)	109.2	44.2	61.2
Third Parties	23.5	18.0	36.1

(1)                                  CITGO is the only affiliate purchasing refined petroleum products under long-term contracts.

Credit and Collection Policies

Credit Approval Process

The evaluation of the creditworthiness of each potential customer is undertaken by PDVSA’s Financial Evaluation Credit unit, located within the International Finance Operation Department.  The Financial Evaluation Credit unit conducts a credit analysis of each potential customer, based on a detailed review of the three latest audited financial statements of such customer, a calculation of financial ratios, an analysis of the percentage of cross-section and trends and the generation and review of cash flow reports of such potential customer.  In addition, this unit also requests three commercial and three banking references for each potential customer.  Such references are evaluated and reviewed by them.  The analysis of the financial statements conducted by the Financial Evaluation Credit unit involves trend and cross-section analysis of each report.  In addition, the financial ratios derived using such financial statements are compared against key business ratios of each industrial sector which are annually provided by internationally recognized rating agencies, such as Bloomberg and Dun & Bradstreet, among others, who also provide external credit reports used to value other credit parameters such as quality of debt and other financial issues of the potential customer and its environment.  The analysis is completed with a review of the amount of cash generated by the potential customer from operations.  This allows the Financial Evaluation Credit unit to establish the financial strength and payment capability of the potential customer as well as its capacity to generate cash flow.  This unit also prepares a brief report on the main activities, operations, organization and the prior credit history of the potential customer.  The Financial Evaluation Credit unit revises its evaluation parameters for each potential customer based on the customer type - i.e., whether the customer is a large oil company, trader, refiner, and wholesaler or retailer.  In addition, the creditworthiness of existing customers is monitored from time to time by this unit, and sales conditions are periodically adjusted to reflect changes in the customer’s creditworthiness.

Based on the credit analysis, estimated business potential of the customer and an appraisal of current market conditions, the Financial Evaluation Credit unit recommends a specific credit limit and specific terms and conditions with respect to accounts opened for each potential customer.  As recommended by the credit unit, accounts are opened with one of the following conditions: (1) unrestricted account, for the highest credit quality customers; (2) accounts with a parent company guarantee, for customers whose parent companies have a high quality credit rating; (3) accounts that are backed by a documentary or stand-by letter of credit, which PDVSA requires in advance from customers that do not provide the credit documents required by the Financial Evaluation Credit unit or that have a lower credit profile.  Additionally, in selected case, PDVSA may sell crude oil or refined petroleum products to customers that do not meet the above creditworthiness criteria if it determines that it is advisable to do so for commercial or market reasons.  In theses cases, PDVSA sells its products on a prepaid basis, where the customer pays for its purchases in advance of delivery.  In 2003, 2002 and 2001, the percentages of PDVSA’s total export sales of crude oil that were backed by letters of credit were 9%, 11% and 5%, respectively.  The recommended term of credit is usually net cash within 30 days after the bill of lading date.

Billing and Payment

A majority of PDVSA’s export sales of crude oil and refined petroleum products are conducted on a free on board (FOB) basis, and title to the crude oil or refined petroleum product passes to the customer upon its loading on the ship.  Subsequent to the delivery of crude oil or refined petroleum products at the designated port, PDVSA provides the customer with a preliminary estimate of the purchase price for the volume delivered which is based on the formula price specified in the applicable sales contract.  The final price for the quantity delivered is stated on an invoice prepared by the Invoicing unit within the International Finance Area in PDVSA Petróleo, generally within 25 days of the delivery of crude oil or refined petroleum product, and the invoice is presented to the customer immediately by fax or telex transmission. The full amount of the invoice is due within the term established by PDVSA Petróleo’s commerce and supply division for such customer depending on the payment modality, which can be: open account, letter of credit (documentary letter of credit or stand by letter of credit) or prepayment, also the period to issue the invoice to the client is directly related to the payment modality. PDVSA typically imposes interest and administrative charges on a daily basis equivalent to an annual rate of 18% for all accounts that are past due.  PDVSA does not provide discounts or rebates for advance payments of any amount due.

Monitoring of Existing Accounts

PDVSA has a comprehensive program to monitor outstanding receivables.  Senior management in the sales and finance departments of PDVSA are notified on a daily basis of any overdue payments and further sales may be suspended and credit may be canceled, unless the customer promptly pays its overdue invoices.  In addition, the creditworthiness of existing customers is monitored by PDVSA Petróleo’s Financial Evaluation Credit unit, and the terms and conditions of sales to such customers are periodically adjusted to reflect changes in the customers creditworthiness.

Loss and Delinquency Experience

PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and, as of December 31, 2003, carried on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries of approximately $72.9 million, representing approximately 3.1% of PDVSA’s total accounts receivable as of December 31, 2003 or less than 0.17% of PDVSA’s export sales for 2003.  These provisions for losses are currently being pursued by PDVSA’s legal department either through direct negotiations with the customers or by means of legal proceedings.  Based upon PDVSA Finance’s historical experience of not having any credit losses and based upon PDVSA Finance’s review of its receivables outstanding at December 31, 2003, PDVSA Finance did not carry any allowance for credit losses at December 31, 2003.  There can be no assurance, however, that loss and delinquency for the receivables, including purchased receivables, in the future will be similar to that experienced in the past.

The evaluation of the creditworthiness of each potential customer is undertaken by PDVSA Petróleo’s Financial Evaluation Credit unit.  This unit recommends specific credit limits, terms and conditions for each potential customer, including the requirement for a letter of credit issued by a qualified bank in the case of customers that represent a relatively higher degree of credit risk, based on its financial evaluation, the estimated business potential of such potential customer and its appraisal of current market conditions. PDVSA has a comprehensive program to monitor its outstanding receivables.

The table set forth below illustrates the loss and delinquency experience (understanding delinquency as all those invoices that were emitted at least five days before their expiration date and for the payment date, they had not been canceled by the customer) of receivables generated by export sales of oil and oil products to all of PDVSA’s customers and by export sales to designated customers (net of recoveries):

Delinquency and Loss Experience of Receivables

	Delinquency Experience		Loss Experience
Year Ended December 31,	PDVSA’s Customers	Designated Customers	PDVSA’s Customers	Designated Customers
	($ in thousands)		($ in thousands)
2003	141.9	0.5	0	0
2002	62.9	0	0	0
2001	15.8	0	0	0
	220.6	0.5	0	0

The figures corresponding to delinquencies for the period from 2001 to 2003 represent 0.0002% of the total amount of sales for that period.  Such delinquencies are not considered significant or unusual and are not expected to have any impact on the future performance of the portfolio of receivables.

As of December 31, 2003, PDVSA Finance has not experienced any credit losses.  All of our accounts receivables are current as of December 31, 2003.  PDVSA Finance has no allowance for credit losses at December 31, 2003 and has not recorded any provision for credit losses for the years ended December 31, 2003, 2002 and 2001.

Average Delinquencies

Approximately 90% of PDVSA’s customers pay their amounts invoiced by the payment due date, in accordance with the credit terms established in the sales contract.  PDVSA’s low rate of payment delinquencies is attributable to the high credit quality of its portfolio of customers, its contract terms and the relatively high interest rate and administrative charges that PDVSA charges as a penalty on delinquent payments.  The majority of payment delinquencies that PDVSA has experienced have resulted from claims that relate to difference in prices or the quality or quantity of crude oil or refined petroleum product received.

During 2003, PDVSA’s Invoicing Unit did not timely prepare invoices such that customers could pay invoices prior to the due date.  The invoicing delays, among other factors, was due to the December 2002 work stoppage that derived in the suspension of the support systems, the lack of information to apply the corresponding price formulas and to the inexperience of the personal biller. The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at December 31, 2003:

Current Aging Schedule at December 31, 2003

	Number of Days
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)

Crude Oil	303.1	62.7	523.1	888.9
Refined Petroleum Products	235.0	85.0	193.2	513.2
Total	538.1	147.7	716.3	1,402.1

As of December 31, 2003, all of our purchased account receivables are current.

The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at the end of each quarter in 2003 and 2002:

Quarterly Historic Aging Schedule for 2003 and 2002(1)

	Number of Days
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)

2003
March 31	644.3	291.7	647.9	1,583.9
June 30	523.9	445.5	1,122.9	2,092.3
September 30	451.2	253.2	1,142.4	1,846.8
December 31	538.1	147.7	716.3	1,402.1
2002
March 31	1,309.6	88.4	66.2	1,464.2
June 30	1,349.4	35.2	160.9	1,545.5
September 30	1,798.2	45.6	137.1	1,980.9
December 31	332.6	783.5	133.7	1,249.8

(1)                                  Includes only export sales of crude oil and refined petroleum products from Venezuela.

4.C                             Organizational structure

Petróleos de Venezuela conducts its operations through its Venezuelan and international subsidiaries.  Through December 31, 1997, PDVSA conducted its operations in Venezuela through three main operating subsidiaries, Corpoven, S.A., Lagoven, S.A. and Maraven, S.A. In 1997, PDVSA established a new operating structure based on business units.  Since then, PDVSA has been involved in a process of transforming its operations with the aim of improving productivity, modernizing its administrative processes and enhancing the return on capital.  This process involved the merger of Lagoven, S.A. and Maraven, S.A. into Corpoven, S.A., effective January 1, 1998, and renaming the combined entity PDVSA Petróleo y Gas, S.A. (“PDVSA P&G”).  In May 2001, Petróleos de Venezuela renamed PDVSA P&G “PDVSA Petróleo, S.A.” and began the process of transferring non-associated gas assets to PDVSA Gas, S.A. during the second quarter of 2001.

Additionally, PDVSA has also made several adjustments within its organization to enhance the internal control of its operations, to improve on our governance model and to align our operating structure with the long-term strategies of our shareholder.  These adjustments consist primarily of the adoption of a new framework of operating structure that increases the involvement of our board of directors in our activities, and, at the same time, enhances PDVSA’s operational independence.

In the United States, PDVSA conducts its crude oil refining and refined petroleum product operations through its wholly owned subsidiary, PDV Holding, Inc.  In Europe, PDVSA conducts its crude oil refining and refined petroleum product activities through PDV Europa B.V.

PDVSA Finance was established in 1998 to serve as PDVSA’s principal vehicle for corporate financing through the issuance of unsecured debt.  PDVSA Finance has no subsidiaries.

4.D                             Property, plants and equipment

PDVSA Finance does not own or lease any material physical properties or assets other than the accounts receivable of designated customers acquired from PDVSA Petróleo.

Item 5.                                   Operating and Financial Review and Prospects

Basis of presentation

The following discussion should be read in conjunction with our financial statements included herein.  Our financial statements are prepared and presented in accordance with IFRS.  Although there are a number of significant differences between IFRS and U.S. GAAP, as of and for the years ended December 31, 2003, 2002 and 2001, the application of U.S. GAAP would not have produced material differences with respect to our shareholder’s equity and net income, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133.  See note 2(j) to our financial statements.

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

5.A                             Operating results

Overview and Trends

PDVSA Finance was established by Petróleos de Venezuela on March 18, 1998 as a wholly owned subsidiary.  We are the principal vehicle for corporate financing of Petróleos de Venezuela and its consolidated subsidiaries.  We raise capital through transactions in selected financing activities outside the Cayman Island. Our business is limited to issuing unsecured debt and using the net proceeds of our borrowings to purchase eligible receivables of designated customers from PDVSA Petróleo under the Receivables Purchase Agreement. We entered into the Receivables Purchase Agreement on April 27, 1998 and we began operating shortly thereafter.

Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers for our purchase.  This is in turn dependent upon the demand for PDVSA’s crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables, including the need to add reserves and make continuing capital investments in production facilities as existing resources are depleted and existing facilities become obsolete.

At the end of February 2002, PDVSA personnel initiated labor actions against political decisions of the Venezuelan government relating to PDVSA matters.  These protests resulted in a brief period of disruption in production at certain PDVSA refineries and shipping terminals in Venezuela.  A similar disruption occurred in December 2002 and January 2003, when a nationwide work stoppage halted most of PDVSA’s operations.  As a result, PDVSA’s crude oil production was reduced from around 3 million barrels per day in November 2002 to an average of about 1.2 million barrels per day in December 2002 and an average of about 0.7 million barrels per day in January 2003.  Consequently, there was a sharp decline in the volume of crude oil supplied to PDVSA’s customers during that period, resulting in force majeure declarations under PDVSA’s crude oil supply agreements.  The amount of eligible receivables generated by PDVSA Petróleo for our purchase during the periods of disruption also decreased substantially.

PDVSA’s operations, including the production of crude oil, began to normalize in February 2003. By April 2003, PDVSA’s crude oil production levels returned to approximately 3.2 million barrels per day.  PDVSA’s crude oil production level was approximately 2.8 million barrels per day in December 2003 and approximately 2.8 million barrels in August 2005.  While PDVSA’s production and export have substantially returned to pre-December 2002 levels, we have no control over the occurrence of such developments and cannot assure you that similar events will not occur in the future.

Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers.  A material adverse change in the business or financial condition of a designated customer could adversely affect the customer’s ability to make timely payments on receivables purchased by PDVSA Finance under the Receivables Purchase Agreement.  The impact of a material adverse change in the business or financial condition of a designated customer may vary with the amount of purchased receivables owing from such designated customer.  The amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliates of PDVSA, whether individually or in the aggregate.  There can be no assurance that one or more of the designated customers will not suffer material adverse changes in their respective businesses that negatively affect their abilities to make timely payment on the purchased receivables.  Furthermore, to the extent that we have paid for future eligible receivables of designated customers which PDVSA Petróleo has not yet generated, we are exposed to PDVSA Petróleo’s generation risk and to risks PDVSA faces (as guarantor of PDVSA Petróleo’s obligations under the Receivables Purchase Agreement).  See note 5 to our financial statements.

The market for crude oil and refined petroleum products is subject to price volatility.  Our business and financial condition depend to a large degree on the international prices for crude oil and refined petroleum products.  Petróleos de Venezuela’s crude oil exports to the United States are generally composed of heavy sour crude oil (oil of less than 30°API gravity), which has a smaller and more concentrated market, and is more exposed to volatility than the overall market for crude oil.

On June 28, 2004, PDVSA Finance launched a cash tender offer for any and all of its outstanding notes. Concurrently with the tender offer, the Company solicited from noteholders consents to amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and waivers of certain provisions of related transaction documents. Adoption of the proposed amendments required the consent of a majority in aggregate principal amount of all series then outstanding, voting as a single class.

PDVSA Finance commenced the tender offer and consent solicitation to reduce its overall indebtedness, and to modify certain covenants and waive certain provisions under the Senior Indenture, as supplemented, and under the related transaction documents. The modifications were intended to provide PDVSA with greater financing flexibility by removing certain affiliates of PDVSA as Designated Customers, thereby reducing the receivables dedicated to PDVSA Finance. The proposed amendments modified certain covenants in the Senior Indenture, as supplemented, and the related transaction documents primarily to reflect such reduction.

Holders of an aggregate of approximately 96.34% in principal amount of the notes tendered and delivered their consents pursuant to the terms of the tender offer and consent solicitation. On August 2, 2004, PDVSA Finance purchased all notes validly tendered in the tender offer. Amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents also were executed on this date.

After the settlement of the tender offer and consent solicitation on August 2, 2004, the following notes remain outstanding:

Notes	Outstanding Principal Amount Before Tender Offer		Principal Amount Validly Tendered	Outstanding Principal Amount After Tender Offer
6.250% Euro Notes due 2006	Euro	88,400,000	87,449,258	950,742
6.650% Notes due 2006	US$	300,000	291,693	8,307
9.375% Notes due 2007	US$	250,000	243,980	6,020
6.800% Notes due 2008	US$	300,000	293,859	6,141
9.750% Notes due 2010	US$	250,000	225,810	24,190
8.500% Notes due 2012	US$	500,000	471,133	28,867
7.400% Notes due 2016	US$	400,000	387,335	12,665
9.950% Notes due 2020	US$	100,000	97,050	2,950
7.500% Notes due 2028	US$	400,000	394,790	5,210

Total outstanding principal amount of notes:	US$	2,607,326	(1)
Total principal amount of notes tendered:	US$	2,511,822	(1)
Percentage of notes tendered, considered as a single class:		96.34	%(1)

(1)                                  Using the US dollar/Euro exchange rate of 1.2141 as of 5:00 p.m., New York City time, on July 26, 2004 (the expiration date of the tender offer).

PDVSA Finance funded its purchase of the tendered notes, and fees and expenses related to the tender offer and consent solicitation, by selling to PDVSA Petróleo its rights to future (ungenerated) purchased accounts receivable.

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

We conduct our operations in the Cayman Islands and, according to the advice of our Venezuelan special tax counsel, we will not be subject to taxation in Venezuela other than with respect to income generated as a result of the purchase of receivables at a discount from PDVSA Petróleo under the Receivables Purchase Agreement, to the extent such income originated from Venezuela.  Under Venezuelan tax law, if we are considered an “offshore financial institution not domiciled in Venezuela,” or a “qualified financial institution,” any income originating from Venezuela that we receive by purchasing Receivables at a discount under the Receivables Purchase Agreement would be subject to income tax at the rate of 4.95%.  No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue.  As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes.  Based solely on the interpretation of the relevant Venezuelan statutes, our special Venezuelan tax counsel has advised us that given the nature of our operations we should continue to be considered a qualified financial institution.

Results of Operations — December 31, 2003 compared to December 31, 2002

Revenues

Our revenues are primarily composed of discounts on purchased accounts receivable from designated customers.  Our revenues also include other income attributable to earnings on amounts invested in temporary cash investments during the period, including on amounts held overnight in the collection account pursuant to the Receivables Purchase Agreement and amounts earned through the liquidity facility that was established pursuant to the Fiscal Agency Agreement.  See “Item 10.C Material contracts.”

The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31,
	2003	2002
	($ in thousands)

Discounts on future purchased eligible receivables	36,927	58,250
Discounts on current purchased eligible receivables	339,162	324,576
Other income	3,422	3,680
Total revenues	379,511	386,506

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

The decrease in discounts on future purchased eligible receivables was due primarily to the decrease in the rights to future (ungenerated) accounts receivable caused by the repayment of $352 million of principal in 2003, and to an increased in our rights to current purchased eligible receivable.

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

The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer.  The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points.  The discount rates applied to the purchase of eligible receivables as of December 31, 2003 and December 31, 2002 were 8.68% and 8.52%, respectively. The discount rates applicable to eligible receivables purchased after December 31, 2003 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for given eligible receivables (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points.

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

Interest Expense

Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $254.4 million and $276.1 million for the years ended December 31, 2003 and 2002, respectively.

The decrease in our interest expense is due principally to the repayment of $352 million of our outstanding long-term debt in 2003.

Foreign Exchange

During 1999, we undertook Euro debt amounting to Euro 200 million and recorded unrealized and realized exchange losses during the years ended December 31, 2003 of $12.8 million and of $26.6 million during the year ended December 31, 2002, resulting principally from the fluctuation of the Euro relative to the U.S. dollar.

On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999.  The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes.  The agreement contains a “knock-in” provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20.  Due to the knock-in provision in the cross-currency swap agreement the effect on the financial statements for the year ended December 31, 2003 was to reduce net income by approximately $19 million representing the unrealized exchange loss on the Euro debt for the difference between the exchange rate of 1.26 and 1.09.

Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a derivative financial instrument.  As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement.  During the years ended December 31, 2003 and 2002, we reported gains of $13.1 million and $28.8 million, respectively, resulting from the change in fair value of the cross-currency swap.

General and Administrative Expenses

Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries.  Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among PDVSA Petróleo, Petróleos de Venezuela and Citibank, N.A. filed with the U.S. Securities and Exchange Commission as exhibit 10.2 to the 1998 registration statement.  General and administrative expenses amounted to $7.6 million and $8.3 million for the years ended December 31, 2003 and 2002, respectively, attributable primarily to fees paid to PDVSA Petróleo, as servicer, amounting to $7.2 million in 2003 (based on collections of $9,016 million for that year) and $7.7 million in 2002 (based on collections of $9,623 million for that year).

Income Tax

As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin.  Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $18.6 million and $18.9 million for the years ended December 31, 2003 and 2002, respectively.  Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

Results of Operations – December 31, 2002 compared to December 31, 2001

Revenues

The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31,
	2003	2002
	($ in thousands)

Discounts on future purchased eligible receivables	$58,250	$63,447
Discounts on current purchased eligible receivables	324,576	290,930
Other income	3,680	4,230
Total revenues	$386,506	$358,607

The increase in discounts on future purchased eligible receivables for the year ended December 31, 2002, compared with discount for the year ended December 31, 2001, was mainly due to an increase in the weighted average rate of our outstanding debt as a result of the issuance of $500 million notes on November 2001, and the debt repayment of notes with lower interest rate, which raised the weighted average interest rate from 7.86% to 7.90% at December 31, 2001 and 2002, respectively.

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

The increase in our interest expenses is due principally to the issuance of $500 million of senior notes in November 2001, and the repayment of $285 million of our long-term debt bearing a lower interest rate, which resulted in an increase in the weighted average interest rate.

Foreign Exchange

During 1999, we undertook Euro dollar debt amounting to Euro 200 million and recorded unrealized and realized exchange losses during the years ended December 31, 2002 of $26.6 million, and unrealized exchange gains of $11.7 million during the year ended December 31, 2001, resulting principally from the fluctuation of the Euro relative to the U.S. dollar. In 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million of debt.

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

General and Administrative Expenses

Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries.  Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement.  General and administrative expenses amounted to $8.3 million and $8.7 million for the years ended December 31, 2002 and 2001, respectively, attributable primarily to the fee paid to the servicer amounting to $7.7 million in 2002 (based on collections of $9,623 million for that year) and $8.4 million in 2001 (based on collections of $10,510 million for that year).

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

•                                          proceeds from any debt issuances; and

•                                          additional capital contributions.

Collections on Purchased Receivables during any given period will be determined by the volume of eligible receivables generated by PDVSA Petróleo, which in turn will be affected by volumes of oil and products exported and international oil prices.  Current eligible receivables (i.e., accounts receivable which have been generated by PDVSA Petróleo) are, by their payment terms, payable in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates.  Under the Receivables Purchase Agreement, as amended effective on August 2, 2004, as a result of PDVSA’s offer to purchase and consent solicitation, PDVSA is not required to generate any amount of eligible receivables within any specified period.  Accordingly, until future eligible receivables have been generated and thereby become current, it is not possible to determine their payments terms.  However, PDVSA Petróleo is required to cause the monthly average amount of eligible receivables of designated customers generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrace other than pursuant to the Receivables Purchase Agreement to represent the lesser of (1) 27 million barrels (or 4.5 million barrels, effective as of August 2, 2004) of crude oil of less than 30°API gravity and (2) 80% (or 40% effective as of August 2, 2004) of its total eligible receivables generated from sales of crude oil of less than 30° API gravity.  Furthermore, pursuant to the terms of the Fiscal Agency Agreement, we may not permit the debt service coverage ratio defined in the Fiscal Agency Agreement to be less than 4 to 1 on any date of determination defined in the Fiscal Agency Agreement.  See “Item 10.C Material contracts.”

We use collections from accounts receivable purchased by us as well as the proceeds from our debt issuances to service or refinance our existing indebtedness, to purchase eligible receivables of designated customers in accordance with the Receivables Purchase Agreement and for general corporate purposes.  We transfer funds from collections received by us in respect of purchased receivables, other than funds applied to service or refinance existing indebtedness or for other corporate purposes as permitted by the covenants set forth in our debt instruments to PDVSA Petróleo on a daily basis to purchase additional eligible receivables of designated customers.  Pursuant to the Receivables Purchase Agreement, eligible receivables of designated customers are purchased in the order they are generated (i.e., in the order that oil and other products are shipped).  PDVSA Petróleo’s ability to generate eligible receivables of designated customers is dependent upon international prices for oil and products and volumes of oil and products exported to designated customers.

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

A majority of PDVSA’s crude oil customers receive shipments on a regular basis.  In the aggregate, such shipments are for relatively constant volumes throughout the year.  As a result, other than with respect to certain U.S. producers of asphalt that purchase crude oil primarily from late spring through early fall, there is little seasonality in PDVSA’s sales volumes of crude oil and, consequently, little seasonality in the level of our collections.

In our opinion, we have sufficient working capital for our present requirements.

Cash Flows from Operating Activities

Our net cash provided by our operating activities was approximately $46.8 million in 2003, compared to approximately $11.4 million in 2002.  The increase in cash flows from our operation was due principally to an increase in our net income, exclusive of the gain on cross-currency swap and unrealized foreign exchange loss, and to a reduction in uncollected discounts on purchased accounts receivable.

Cash Flows from Investing Activities

Our net cash provided by investing activities was approximately $72.4 million in 2003, compared to approximately $689.7 million in 2002.  The decrease in cash flows from our investing activities was primarily due to a reduction in collection of accounts receivable offset in part by an increase in purchases of accounts receivable.

Cash Flows from Financing Activities

We did not issue additional debt in 2003 and 2002, our net cash flows used in financing activities of approximately $351.3 million in 2003 and approximately $285.1 million in 2002, were used to debt repayments.  A summary of our outstanding long-term debt at year end is as follows:

	December 31,
	2003	2002
	($ in thousands)
6.450% Notes due 2002 through 2004	50,000	250,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	28,000	127,200
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	142,383	170,891
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	500,000	500,000
	3,018,383	3,346,091
Less current portion of long-term debt	(225,887)	(351,265)

Total long-term debt	2,792,496	2,994,826

As of December 31, 2003, the maturity and repayment schedule for our debt is as follows:

Expected Maturities	Fixed Rate Debt
($ in millions)
2004	226
2005	333
2006	139
2007	173
2008	294
Thereafter	1,853
Total	3,018

See note 6 to our financial statements for further discussion on our debt obligations.

As of October 7, 2005, our unsecured debt ratings, as assigned by the three internationally recognized credit rating agencies, are as follows:

Moody’s Investors Service	B1
Standard Poor’s Ratings Services	B+
Fitch Ratings	BB

In 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million of debt.  Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a derivative financial instrument.  As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement.  During the years ended December 31, 2003 and 2002, we reported gains of $13.1 million and $28.8 million, respectively, resulting from the change in fair value of the cross-currency swap. As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20. Due to the knock-in provision in the cross-currency swap the effect on the financial statements for the year ended December 31, 2003 was to reduce net income by approximately $19 million representing the unrealized exchange loss on the Euro debt for the difference between the exchange rate of 1.26 and 1.09.

5.C                             Research and development, patents and licenses

Not applicable.

5.D                             Trend information

See “Item 5.A Operating results  – Overview and Trends”.

5.E                               Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably expected to have, a current or future effect on our financial condition, changes in financial condition, results of operations or liquidity, in each case, the disclosure of which would be material to investors.

5.F                               Tabular disclosure of contractual obligations

	Payments Due by Period ($ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations at December 31, 2003	3,018	226	645	610	1537
Total	3,018	226	645	610	1537

5.G                             Safe harbor

Not applicable.

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

Our current board of directors and executive officers are as follows:

Name	Position with PDVSA Finance	Year of Appointment	Age
Eudomario Carruyo	Principal Director and President	2005	59
Jesús Villanueva	Principal Director and Vice President	2005	56
Antonio Simancas Cardozo	Principal Director and Financial Manager	2005	57
Michael Austin	Independent Director	1998	69
Juan Carlos Mora	Alternate Director and Treasury Manager	2005	42
Asdrúbal Chávez	Alternate Director	2005	50

Set forth below is a description of the business experience and present principal occupations of each member of our board of directors and our executive officers:

Eudomario Carruyo was appointed our Principal Director and President in 2005.  Mr. Carruyo is also currently Director of Petróleos de Venezuela since January 2005. Mr. Carruyo received a Public Accounting Degree from the Universidad del Zulia in 1972.  He has completed several specialization and post-graduate courses in the areas of Finance and Management in Columbia University, in New York, and Michigan University, in Ann Arbor. He had a training assignment in international banking at Chase Manhattan Bank, in New York.  He has 38 years of experience in the domestic oil and petrochemical industry.  He started his career in the Corporación Venezolana del Petróleo (CVP), a PDVSA subsidiary, in 1964.  Between 1964 and 1987 he held the following positions:  Corporate Treasury Manager, Corporate Comptroller Manager, Corporate Budget and Economic Evaluation Manager, Corporate Costs Manager, Finance Manager for the Western Division, Finance Manager for the San Tomé Area, Finance Manager for the El Palito Refinery and President of the Bidding Committee.  In 1991 he was transferred to Palmaven, PDVSA’s affiliate, where he worked for six years (1992-1997), acting as Finance Manager and later as Director of this affiliate.  Simultaneously, and as a Palmaven representative, he sat on the Boards of Directors of several of its businesses.  In 1997 he retired from the oil industry and then re-entered as PDVSA’s Statutory Auditor from April 2000 until December 2002 (first as assistant and then as Principal).  In January 2003, he was appointed Finance Executive Director for PDVSA and held this position until June of the same year when he was designated Director of the following affiliates:  CITGO Corporation, PDVSA Finance, PDVSA Insurance, PDV Holding, and APJ International.  Since July 2003, he has acted as Pequiven Director, coordinating the closure of PDVSA and its affiliates fiscal year 2002 and the preparation of operational financial reports both for internal use and for the SEC. Simultaneously with his responsibilities at Pequiven, he also acts as Director of the following businesses and affiliates:  Fertinitro, Monómeros Colombo-Venezolanos, Metor International, Produven, Super Octanos, Supermetanol, Tripoliven, Clorozulia, Coramer, Olefinas del Zulia, Polinter, Propilven, Pralca, Produsal, Servifertil, International Petrochemical Holding LTD (IPHL), International Petrochemical Sales Limited (IPSL), Copequim, Grupo Zuliano and Sofilago.  He was appointed Director of PDVSA in January 2005, serving concurrently as Director of CITGO Petroleum Corporation, Director of PDVSA Petróleo S.A., Director of Deltaven S.A., Vice-President of PDV Marina, President of PDVSA Finance and President of PDV Insurance.

Jesús Villanueva was appointed our Principal Director and Vice President in 2005.  Mr. Villanueva is a Licentiate in Public Accounting and received a Master degree in Hydrocarbons Economy and Management from Universidad Central de Venezuela in 1988.  He started his professional activities in 1974 as Assistant in the Auditing Division of Espiñeira Sheldon y Asociados (Price Waterhouse Coopers) where he worked until 1982.  He joined the Venezuelan oil industry in 1982 at Meneven, then a PDVSA subsidiary.  During his professional career he has held different supervising and managerial positions in San Tomé, Anaco, Puerto La Cruz and Caracas, in Auditing and Finances for Meneven and Corpoven.  Beginning in February 2002, he acted as Principal Director for PDVSA and later on went back to his former position as General Auditor.  He was appointed Director of PDVSA in January 2005.  He has been internationally certified as Internal Auditor by the Institute of Internal Auditors (1999) and a Certified Fraud Examiner (2004).

Antonio Simancas Cardozo was appointed as our Principal Director in 2005.  Mr. Simancas was appointed the new Chief Financial Officer by the Human Resources Committee of PDVSA.  He is an accountant and graduated from the Central University of Venezuela in 1973.  He holds a Master’s degree in Economic Sciences from Oklahoma State University and specializations in Business Law from the Santa Maria University, Venezuela and in Management and Marketing from University of Tennessee.  Mr. Simancas has worked as a business consultant, Finance Manager for a subsidiary of the Cisneros Group, General Director of the Venezuelan Institute of Social Security, Controller for the Social Investment Fund of Venezuela, Technical Manager and General Manager for the Superintendence of Banks, Controller for the National Council for Scientific and Technological Investigations.  At PDVSA, he has been Petroleum Accounting Corporate Manager, Accounting and Budget Manager in the Production Division, Finance Manager in Bariven Europe and Financing Manager for PDVSA’s subsidiary Bariven.

Michael Austin was appointed as an Independent Director in April 1998.  Mr.Austin, a resident of the Cayman Islands, is a Chartered Accountant.  He was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969.  He is an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands.  Mr. Austin was the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years after which he served as a director of the Cayman Islands Monetary Authority from January, 1997 and was appointed Chairman of the board in January 2003, a position he held until his retirement on July 31, 2004.

Juan Carlos Mora was appointed as our Alternate Director and Treasury Manager in February 2005.  He is also currently the Finance Business Evaluation Manager.  Mr. Mora is a BA in Business Administration from Florida Atlantic University, 1986), and MA in the same specialty from Nova University, Florida, 1988 USA.  Mora’s 16-year career in the Venezuelan oil industry, which includes experience in technical supervisory and managerial positions, began at Lagoven, a former PDVSA subsidiary company, which he joined as Contracts and Services Analyst, Financial Costs and Investments, in the 1988-1997 periods.  Later, at PDVSA Petróleo, he was placed in charge of consolidating financial statements and generating financial reports during the 1998-2000 periods.  From 2000 to 2002 he held the position of SEC Reports Consolidation Analyst in the PDVSA Corporate Accounting Management Unit, and from 2001 to 2002, served as PDVSA Corporate Budget and Economic Model Analyst, being assigned to PDVSA Finance in 2002.  In 2004 he was appointed PDVSA Finance Business Evaluation Manager.  During 2003 Mora was named Specialist in Research and Development projects by Universidad Central de Venezuela, where, since 1990 he has been a visiting professor from the Universidad del Zulia, Venezuela, in the Business Management Postgraduate Course.

Asdrúbal Chávez was appointed as our Alternate Director in 2005.  Mr. Chávez graduated as a Chemical Engineer from Universidad de Los Andes in 1979.  He joined the Venezuelan oil industry in 1979 at PDVSA’s El Palito refinery, as Startup Engineer for PAEX, the refinery’s major expansion project.  He held various positions in areas such as Industrial Services, Distillation and Specialties, Conversion and Treatment, Crude and Products Movement, Programming and Economics, and Process Engineering.  In 1989 he was assigned to UOP, in the USA.  In 1990 he was named leader of the Project to expand El Palito’s Crude and Vacuum Distillation units.  From 1995 to 1999 he held various supervisory and managerial positions, and in 2000 PDVSA’s presidency seconded him on a temporary basis to the Ministry of Production and Commerce to assist it, first in the restructuring of the Ministry, and then in the Economic Constituent Process.  In 2001 he was assigned to PDVSA’s Bitúmenes del Orinoco (BITOR) subsidiary as Human Resources Manager, and led the team that worked on the restructuring part of the company’s expansion project.  In 2002 he was named Assistant to the BITOR Board of Directors, and in January 2003 he was appointed Manager of the El Palito Refinery.  In August 2003 he was named Executive Director for Human Resources at PDVSA, and in March of 2004, he was appointed Executive Director for Trading and Supply, having also been leader of the team which negotiated the 2004-2006 Collective Labor Contract.  In January 2005, he was appointed Director of PDVSA, responsible for Commerce and Supply and President of PDV Marina and BITOR, PDVSA’s subsidiaries and Director of CITGO Petroleum Corporation, PDVSA’s affiliate based in Houston, TX, USA.

6.B                             Compensation

Most of our directors and senior management also serve as directors or senior management of Petróleos de Venezuela.  The employee directors receive no additional compensation.  For the year ended December 31, 2003, we compensated our independent principal director in the amount of $10,052 for services rendered.

6.C                             Board practices

The dates of appointment our current directors and executive officers are set forth under “Item 6.A Directors and senior management.”  Our directors and executive officers do not have set terms of appointment.  We have not entered into any service or employment contracts with any of our directors and executive officers.  We currently do not have any audit or remuneration committees.

6.D                             Employees

PDVSA Finance has no employees.  Our day-to-day operations, including the servicing and collections of our accounts receivable, are managed by employees of Petróleos de Venezuela.

6.E                               Share ownership

As of October 7, 2005, we had 200,000,000 shares of common stock outstanding.  All of our issued and outstanding shares of common stock are owned by Petróleos de Venezuela.

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

7.B                             Related party transactions

We have entered into the following agreements with Petróleos de Venezuela and/or PDVSA Petróleo:  the Receivables Purchase Agreement, the Servicing and Collection Agency Agreement and the Separateness Agreement between PDVSA Finance and Petróleos de Venezuela.  See “Item 10.C Material contracts” for a description of the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement.  Each of the above agreements is filed as an exhibit to this annual report.  For additional information on our related party transactions, see note 7 to our financial statements.

Item 8.                                   Financial Information

8.A                             Consolidated Statements and Other Financial Information

8.A.1                   See “Item 18.  Financial Statements.”

8.A.2                   See “Item 18.  Financial Statements.”

8.A.3                   See Report of Independent Registered Public Accounting Firm beginning on page F-1.

8.A.7                   Legal proceedings

On April 11, 2003, an action was filed against Petróleos de Venezuela, PDVSA Petróleo, PDVSA Finance and CITGO Petroleum Corporation in a federal district court in Denver, Colorado.  The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and/or natural gas in 4.75 million offshore acres between Grenada and Venezuela.  The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Granada’s oil and natural gas resources in violation of the U.S. antitrust laws.  The plaintiff seeks damages in an amount to be established at trial that it believes should exceed $100 million.  On November 17, 2003, the plaintiff withdrew its action against PDVSA Finance.

8.A.8                   Dividend policy

We do not have a formal dividend policy and have not distributed any dividends as of December 31, 2003.

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

Item 10.                            Additional Information

10.B                      Memorandum and articles of association

See “Exhibit 1.2,” incorporated herein by reference to Exhibit 3.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the SEC on November 27, 1988.

10.C                      Material contracts

The following is a summary of all material provisions of:

•                                          the Receivables Purchase Agreement, dated as of April 27, 1998 (the “Receivables Purchase Agreement”), among PDVSA Finance, PDVSA Petróleo and Petróleos de Venezuela, as amended effective as of August 2, 2004;

•                                          the Servicing and Collection Agency Agreement, dated as of April 27, 1998 (the “Servicing and Collection Agency Agreement”), among PDVSA Finance, PDVSA Petróleo, Petróleos de Venezuela (as the Investment Manager) and Citibank, N.A. (as the initial Collection Agent);

•                                          the Senior Indenture, dated as of May 14, 1998 (the “Indenture”), between PDVSA Finance Ltd. and The Chase Manhattan Bank, as trustee (the “Trustee”) as amended by the First Supplemental Indenture, dated as of May 14, 1998, the Second Supplemental Indenture, dated as of April 8, 1999, the Third Supplemental Indenture dated as of November 16, 2004, and the Fourth Supplemental Indenture, dated as of July 12, 2004; and

•                                          the Fiscal and Paying Agency Agreement, dated as of May 14, 1998 (as amended from time to time, the “Fiscal Agency Agreement”), between PDVSA Finance and The Chase Manhattan Bank, as fiscal and paying agent (together with its successors in such capacity, the “Fiscal Agent”) and Chase Manhattan Bank Luxembourg, S.A., as paying agent, as amended effective as of August 2, 2004.

Each of the above-mentioned agreements is included as an exhibit to this annual report, and can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.  These agreements are also available for inspection at the principal office of the Fiscal Agent in The City of New York, which is presently located at J.P. Morgan Chase Bank (formerly, “The Chase Manhattan Bank”), Institutional Trust Services, 450 West 33rd Street, 15th Floor, New York, New York 10001.  See “Annex A — Glossary of Certain Defined Terms Used Primarily Under “Item 10.C Material Contracts” “ for the definition of capitalized terms used in the above-mentioned agreements.

The Receivables Purchase Agreement

Pursuant to the Receivables Purchase Agreement, as amended, PDVSA Finance purchases eligible receivables of Designated Customers from PDVSA Petróleo, and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to PDVSA Finance all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers Generated and to be Generated by PDVSA Petróleo, subject in each case to the payment by PDVSA Finance of the Purchase Price for such Receivables.  Eligible Receivables are purchased in the order in which they are generated.  Under the Fiscal Agency Agreement, PDVSA Finance is required to apply the net proceeds of any Indebtedness incurred by it to pay the Purchase Price for Eligible Receivables purchased under the Receivables Purchase Agreement, service or refinance existing debt or for general corporate purposes as permitted by the Fiscal Agency Agreement.  The Purchase Price is determined by discounting the face value of the Purchased Receivable by the number of days between the Purchase Date and the day on which the Purchased Receivable is due and payable according to its terms at a rate equal to the Discount Rate.

Representations and Warranties of PDVSA Petróleo.  PDVSA Petróleo represents and warrants, as of each Purchase Date, that:

(a)                                  each Purchased Receivable and Designated Customer Notice of a Designated Customer is the legal, valid and binding obligation of such Designated Customer;

(b)                                 upon consummation of any Sale of Eligible Receivables of Designated Customers pursuant to the terms of the Receivables Purchase Agreement and attachment of PDVSA Finance’s ownership interest therein, PDVSA Finance will have a perfected ownership interest in such Purchased Receivables;

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

(c)                                  to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 27 million barrels (or 4.5 million barrels effective as of August 2, 2004) of crude oil of less than 30° API gravity and (y) 80% (or 40% effective as of August 2, 2004) of PDVSA Petróleo’s total Eligible Receivables Generated from sales of crude oil of less than 30° API gravity.  For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such Customers would have been Designated Customers in each of those months;

(d)                                 not to amend Designated Customer Notices without the prior written consent of PDVSA Finance and the Fiscal Agent;

(e)                                  to maintain in effect the Servicing and Collection Agency Agreement;

(f)                                    to preserve and maintain its corporate existence;

(g)                                 to conduct all business transactions with PDVSA Finance on an arm’s-length basis according to industry standards;

(h)                                 to take at its expense all further action, reasonably necessary and requested by PDVSA Finance, to protect or more fully evidence PDVSA Finance’s right, title and interest in the Purchased Receivables;

(i)                                     not to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, or attempt or purport to extend, make any adjustment to, rescind, cancel, amend or otherwise modify, the terms of any Purchased Receivables, except as provided in the Receivables Purchase Agreement;

(j)                                     not to change its identity or corporate structure in any manner which would or might make any financing statement or continuation statement seriously misleading, or impair the perfection of PDVSA Finance’s interest in any Purchased Receivable without prior written notice to PDVSA Finance;

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

Guarantees; Indemnities.  Petróleos de Venezuela has guaranteed the performance by PDVSA Petróleo of its obligations under the Receivables Purchase Agreement.  However, none of the Bolivarian Republic of Venezuela, Petróleos de Venezuela, PDVSA Petróleo, CITGO, nor any of PDVSA’s other Subsidiaries in any way guarantees payment of the Purchased Receivables and neither the Bolivarian Republic of Venezuela, Petróleos de Venezuela, PDVSA Petróleo nor any of Petróleos de Venezuela’s other Subsidiaries will be liable for nonpayment of any Purchased Receivable by any Designated Customer (other than a Designated Customer that is also an affiliate of PDVSA with respect to such Designated Customer’s Purchased Receivables).  Neither Petróleos de Venezuela nor PDVSA Petróleo shall be liable to indemnify any Person in respect of any claims or losses suffered by PDVSA Finance as a result of a failure by any Designated Customer to make timely payments on account of Purchased Receivables.

Perfection of Claims.  Neither the law of Venezuela nor the law of the Cayman Islands (or any political subdivision of Venezuela or the Cayman Islands) requires filing or recording for the perfection of an ownership interest in Purchased Receivables.  Upon the consummation of any purchase and Sale of Receivables in accordance with the terms of the Receivables Purchase Agreement and the delivery of notice to the Designated Customers and the receipt by PDVSA Petróleo of a duly executed and completed acknowledgment thereof, no further filing, recording, notice or other act is required to confirm and perfect, or establish the priority of, PDVSA Finance’s ownership interest in the Purchased Receivables.  Eligible Receivables are not evidenced by “instruments” (as defined in the UCC) and PDVSA Petróleo shall not take any action to cause any Purchased Receivable to be evidenced by an “instrument,” unless required for the collection, or for the enforcement, of any rights relating to a Receivable and PDVSA Petróleo shall promptly provide notice to PDVSA Finance of such action.  PDVSA Petróleo has agreed in certain circumstances to inform PDVSA Finance of certain events relating to Designated Customers affecting the establishment of priority of claims.

Repurchase of Receivables.  PDVSA Petróleo shall not have any (i) right, title or interest in or to the Purchased Receivables, (ii) obligation to repurchase the Purchased Receivables or (iii) right or obligation to substitute other Receivables for the Purchased Receivables, except as provided below.  PDVSA Petróleo may at any time elect to repurchase from PDVSA Finance Purchased Receivables that are Affected Receivables at a price equal to the Purchase Price originally paid by PDVSA Finance for the Purchased Receivable being repurchased plus the Repurchase Adjustment.  If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a Delinquent Receivable, that a Purchased Receivable has become a Disputed Receivable, or shall receive notice from or on behalf of PDVSA Finance that PDVSA Finance ceases to have a perfected first priority ownership interest in any Purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the Sale of such Purchased Receivable will be rescinded and PDVSA Finance will return such Purchased Receivable to PDVSA Petróleo, and PDVSA Petróleo will, in consideration therefor, be required to transfer to PDVSA Finance an amount equal to the Net Invoice Amount of the Receivable being returned plus an amount (the “Rescission Adjustment”) determined by multiplying the Net Invoice Amount by (a) the applicable Discount Rate multiplied by (b) a fraction the numerator of which is the number of days from and including the date on which such Receivable was initially purchased but excluding the repurchase date and the denominator of which is 360.  Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants, which failure has not been cured and is continuing, PDVSA Finance may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all Purchased Receivables (other than Purchased Receivables which have become Delinquent Receivables) sold to PDVSA Finance prior to such date with respect to which no Collections have been received by the Collection Agent, shall be rescinded and PDVSA Finance will return such Purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefor, transfer to PDVSA Finance an amount equal to the Net Invoice Amount of the Receivables being returned plus the Rescission Adjustment.

Assignment.  PDVSA Petróleo will not assign its obligations under the Receivables Purchase Agreement other than (x) to Petróleos de Venezuela or its successor or an affiliate of Petróleos de Venezuela or its successor, or (y) in connection with a transaction that constitutes a Change of Control pursuant to clause (d) of the definition of Change of Control unless such Change of Control would give rise to a Rating Decline; provided that in each case the assignee expressly assumes, by an instrument executed and delivered to PDVSA Finance, in form satisfactory to PDVSA Finance, all the obligations of PDVSA Petróleo under the Receivables Purchase Agreement and that (i) (A) opinions of New York and Venezuelan counsel to the assignee substantially to the effect that (1) the Receivables Purchase Agreement is a valid and binding obligation of the assignee enforceable in accordance with its terms, (2) such Agreement is in the proper form to, and the execution and delivery thereof and the payment by PDVSA Finance of the Purchase Price for the Purchased Receivables in accordance with the terms of such Agreement constitutes all action required to, convey to PDVSA Finance all of such assignee’s right, title and interest in the Purchased Receivables and (3) all action has been taken to permit PDVSA Finance’s interest in the Purchased Receivables to be perfected upon attachment, which opinions may be subject to customary assumptions and qualifications and (B) an opinion of New York counsel to the assignee substantially to the effect that the Designated Customer Notices are valid and binding obligations of, and enforceable against, the Designated Customers under New York law, which opinions may be subject to customary assumptions and qualifications, and (ii) copies of Designated Customer Notices executed and delivered by the assignee and acknowledged by each of the Designated Customers, are delivered to PDVSA Finance prior to such assumption.

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

Submission to Jurisdiction.  Each of the parties has agreed that any action, suit or proceeding brought by or against it with respect to any matter under or arising out of or in any way connected with the Receivables Purchase Agreement or any document delivered pursuant to such agreement or for recognition or enforcement of any judgment rendered in such action, suit or proceeding may be brought in, and irrevocably accepts and submits in person, generally and unconditionally, to the jurisdiction of, the federal courts of the United States for the Southern District of New York (and the courts of appeal thereto), and if they cannot or will not hear such action, then to the jurisdiction of the state courts of the County and State of New York (and the courts of appeal thereto), with respect to such action, suit or proceeding for itself and in respect of such party’s property, assets and revenues.

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

Duties of the Collection Agent.  Each Collection Agent is required to transfer amounts corresponding to PDVSA Finance’s interest in each Collection to PDVSA Finance, and any amounts corresponding to PDVSA Petróleo’s interest in each Collection to PDVSA Petróleo.  No distribution in respect of Collections will be deemed definitive until the Servicer, relying on information supplied by PDVSA Petróleo, the relevant Collection Agent and the Designated Customers, determines the proper allocation of each Collection.  PDVSA Petróleo and PDVSA Finance have agreed to reverse any over-payments.  Each Collection Agent will deliver a daily report to the Servicer indicating the amount of Collections deposited in its Collection Account.  Each Collection Agent will transfer funds corresponding to PDVSA Finance’s interest in any Collection Account maintained with it by PDVSA Finance and PDVSA Petróleo in accordance with, and not later than one Business Day after, receiving payment instructions from the

Servicer unless the Collection Agent has been instructed to transfer funds to the Retention Account as contemplated under “Description of the Fiscal Agency Agreement – Funding and Administration of Retention Account.”  Amounts remaining in a Collection Account overnight shall be invested on behalf of PDVSA Finance as instructed by the Investment Manager.  Collection Agents shall be under no obligation to any party to inquire as to the performance of any party under the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement, nor to inspect the books, properties or records of PDVSA Petróleo or the Servicer.  A Collection Agent may resign by giving at least 90 days’ notice.  A Collection Agent may be removed following the failure to perform its duties or if it ceases to meet the qualifications specified in the Servicing and Collection Agency Agreement.  PDVSA Finance will pay the Collection Agents reasonable and documented fees and reimburse the Collection Agents for their reasonable and documented expenses in connection with the performance of their obligations.  Each Collection Agent shall be a bank organized under the laws of the United States or any State thereof or the branch of a foreign bank, in each case having an office located in New York City and meeting certain financial standards specified in the Servicing and Collection Agency Agreement.

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

Submission to Jurisdiction.  Each of the parties to the Servicing and Collection Agency Agreement has agreed that any action, suit or proceeding brought by or against it with respect to any matter under or arising out of or in any way connected with the Servicing and Collection Agency Agreement or any document delivered pursuant to such agreement or for recognition or enforcement of any judgment rendered in such action, suit or proceeding may be brought in, and to irrevocably accept and submit in person, generally and unconditionally to the jurisdiction of, the federal courts of the United States for the Southern District of New York (and the courts of appeal thereto), and if they cannot or will not hear such action, then to the jurisdiction of the state courts of the County and State of New York (and the courts of appeal thereto), with respect to such action, suit or proceeding for itself and in respect of such party’s property, assets and revenues.

The Indenture

PDVSA Finance has entered into a Senior Indenture, dated as of May 14, 1998 (the “Indenture”), between PDVSA Finance and J.P. Morgan Chase Bank (formerly, “The Chase Manhattan Bank”), as Trustee (the “Trustee”).  The Indenture provides for the issuance of debt securities from time to time in one or more series, denominated and payable in U.S. dollars or other currencies or units based on or relating to one or more currencies.  The 6.45% Notes due 2004, 6.65% Notes due 2006, 6.80% Notes due 2008, 7.40% Notes due 2016 and 7.50% Notes due 2028 (collectively, the “1998 Senior Notes”) were issued under the Indenture, as supplemented by the First Supplemental Indenture, dated as of May 14, 1998, between PDVSA Finance and the Trustee.  On April 8, 1999, PDVSA Finance issued its 8.750% Notes due 2004, 9.375% Notes due 2007, 9.750% Notes due 2010, 9.950% Notes due 2020 and 6.250% Notes due 2006 (collectively, the “1999 Senior Notes”) under the Indenture, as supplemented by the Second Supplemental Indenture, dated as of April 8, 1999, between PDVSA Finance and the Trustee.  On November 16, 2001, PDVSA Finance issued 8.50% Notes due 2012 under the Indenture, as supplemented by the Third Supplemental Indenture, dated as of November 16, 2001, between PDVSA Finance and the Trustee (the “2001 Senior Notes; together with the 1999 Senior Notes and the 1998 Senior Notes, the “Notes”).  Effective August 2, 2004, PDVSA Finance and the Trustee executed the Fourth Supplemental Indenture to amend certain sections of the Indenture and the supplemental indentures regarding reports to be provided by PDVSA Finance to the Trustee.

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

Covenants.  PDVSA Finance covenants and agrees that, so long as any amount payable under any note remains unpaid, it shall observe and perform each of the covenants set forth in the Fiscal Agency Agreement, which covenants are incorporated by reference in the Indenture as if fully set forth therein, in accordance with their terms.  See “Item 10.C Material contracts – The Fiscal Agency Agreement – Certain Covenants.”  PDVSA Finance also covenants under the Indenture to deliver periodically to the Trustee certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.  In addition, PDVSA Finance agrees to deliver to the Trustee unaudited quarterly financial statements within 90 days after the last day of the first three fiscal quarters of each fiscal year, beginning with the quarter ended June 30, 2004, and annual audited financial statements within six months after the last day of each fiscal year, beginning with the fiscal year ended December 31, 2004, together with a certificate of an Authorized Officer of PDVSA Finance stating that no Event of Default has occurred and is then continuing or, if an Event of Default has occurred and is continuing, stating such fact and including a description of the nature of such Event of Default and the actions that PDVSA Finance or any other Person proposes to take with respect thereto.  The company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

Events of Default.  The Indenture incorporates by reference the events of default set forth in the Fiscal Agency Agreement and, in addition, provides that the occurrence of any of the following events shall all constitute an “Event of Default” with respect to each series of notes:

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

(c)                                  the occurrence of any “Event of Default” set forth in the Fiscal Agency Agreement (see “Item 10.C  Material contracts — The Fiscal Agency Agreement — Events of Default”);

(d)                                 certain events of bankruptcy, insolvency, liquidation, dissolution or reorganization relating to PDVSA Finance, PDVSA Petróleo or Petróleos de Venezuela; or

(e)                                  any other Event of Default provided in the supplemental indenture under which such series of notes is issued or in the form of note for such series.

The Indenture provides that following the occurrence and during the continuation of an Event of Default with respect to any series of notes, the Trustee, at the direction of the Holders of more than 50% (in the case of an Event of Default described under (a) or (b) under “— Events of Default” above) or 66 2/3% (in the case of any other Event of Default other than under (d) under “— Events of Default” above) of the Outstanding aggregate principal amount of the notes of such series, shall declare that all principal and interest due from PDVSA Finance under such series of notes shall become due and payable; provided that, upon certain conditions being met, such declaration may be annulled and past Events of Default may be waived (except a continuing Event of Default in payment of principal of (or premium, if any) or interest on such notes) by the Holders of the relevant percentage specified above of principal amount of the notes of all such affected series then Outstanding.  In the case of an Event of Default described under (d) under “—Events of Default” above, the Trustee shall declare that all principal and interest due from PDVSA Finance under such series of notes shall become due and payable as soon as such Event of Default occurs.

The Indenture also provides that each holder of notes, upon becoming a holder of notes, shall be deemed to agree that such holder shall only be entitled to receive payment of accelerated amounts in respect of such notes and not claim or seek payment of such amounts other than subject to the limitations and provisions described under the caption “The Fiscal Agency Agreement — Payment of Accelerated Debt Service.”

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

The Fiscal Agency Agreement

PDVSA Finance has entered into a fiscal and paying agency agreement dated as of May 14, 1998 (as amended from time to time, the “Fiscal Agency Agreement”) between PDVSA Finance and The Chase Manhattan Bank, as fiscal and paying agent (together with its successors in such capacity, the “Fiscal Agent”) and Chase Manhattan Bank Luxembourg, S.A., as paying agent, as amended, effective August 2, 2004.  The Fiscal Agent acts as the principal paying agent of PDVSA Finance for the payment of Debt Service in respect of all Indebtedness of PDVSA Finance.

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

Use of Proceeds.  PDVSA Finance will apply the net proceeds of all Indebtedness Incurred by it to purchase Eligible Receivables of Designated Customers, whether existing at the time or Generated thereafter, from PDVSA Petróleo in accordance with the Receivables Purchase Agreement, to service or refinance existing Indebtedness or for general corporate purposes as permitted by the “Business of PDVSA Finance” covenant described below.

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

Payment of Obligations; Compliance with Obligations.  PDVSA Finance covenants and agrees to duly pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with IFRS with respect thereto have been provided on the books of PDVSA Finance or where the failure to pay, discharge or otherwise satisfy such obligation would not have a Material Adverse Effect.  PDVSA Finance shall defend or, in accordance with the Servicing and Collection Agency Agreement, cause the Servicer to defend, all of its right, title and interest in, to and under the Purchased Receivables, present and future, whether now existing or hereafter Generated, against all claims of third parties claiming through or under Petróleos de Venezuela, PDVSA Petróleo or any of Petróleos de Venezuela’s other Subsidiaries, the Collection Agent, the Servicer or any other Person. PDVSA Finance will duly fulfill all material obligations on its part to be fulfilled under or in connection with each Eligible Receivable and will do nothing to impair its rights in such Eligible Receivable.

Books and Records.  PDVSA Finance covenants and agrees in all material respects to keep proper books of records and account in which full, true and correct entries in conformity with IFRS and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities.

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

Separate Corporate Existence.  PDVSA Finance covenants and agrees (a) to maintain its own deposit account or accounts to which none of its Affiliates (other than the Servicer or the Investment Manager, in their respective capacities and in accordance with the Servicing and Collection Agency Agreement and the Investment Management Agreement) has independent access, and PDVSA Finance will not commingle its funds with the funds of Petróleos de Venezuela or any Affiliate of PDVSA; (b) that, to the extent it shares the same officers or other employees with any of its stockholders or Affiliates, the salaries of and the expenses related to providing benefits to such officers and other employees shall be fairly allocated among such entities, and each such entity shall bear its fair share of the salary and benefit costs associated with all such common officers and employees; (c) that, to the extent it jointly contracts with any of its stockholders or Affiliates to do business with vendors or service providers or to share overhead expenses, the costs incurred in so doing shall be allocated fairly among other entities, and each such entity shall bear its fair share of such costs; (d) that, to the extent it contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any of its stockholders or Affiliates, the costs incurred in so doing shall be fairly allocated to or among such entities for whose benefit the goods or services are provided, and each such entity shall bear its fair share of such costs; (e) that all business transactions between PDVSA Finance and any of its Affiliates, whether currently existing or hereafter entered into, shall be only on terms no less favorable to PDVSA Finance than the terms that would be obtainable by PDVSA Finance if such transactions were entered into with non-affiliates; (f) to maintain office space separate from the office space of PDVSA Petróleo and its Affiliates (but which may be located at the same address as PDVSA Petróleo or one of the Affiliates); (g) that, to the extent it and any of its stockholders or Affiliates have offices in the same location, there shall be a fair and appropriate allocation of overhead costs among them, and each such entity shall bear its fair share of such expenses; (h) to issue separate financial statements prepared not less frequently than quarterly and prepared in accordance with IFRS; and (i) to conduct its affairs strictly in accordance with its Memorandum of Association and to observe all necessary, appropriate and customary corporate formalities, including, but not limited to, holding all regular stockholders’ and directors’ meetings, maintaining current minute books, and maintaining financial reports, corporate records and books of account separate from those of any other Person.

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

Assessments.  PDVSA Finance covenants and agrees to duly pay and discharge all taxes, assessments, levies and other governmental charges imposed on it except such taxes, assessments, levies and other governmental charges that (i) are being contested in good faith by appropriate proceedings and for which PDVSA Finance shall have set aside on its books adequate reserves in accordance with IFRS and (ii) the failure to pay, satisfy or discharge would not, in any event, have a Material Adverse Effect.

Limitation on Transfers of Receivables; Investments.  PDVSA Finance covenants and agrees not to, at any time, (i) sell, transfer or otherwise dispose of any of the Purchased Receivables, Collections or the proceeds thereof other than pursuant to the Receivables Purchase Agreement or by way of Liens permitted to exist under the “Negative Pledge” covenant described above or as permitted by the “Restricted Payments” covenant described below or (ii) make any Investment (other than Permitted Investments) unless, after giving effect to such Investment, (x) PDVSA Finance would be in compliance with the Debt Service Coverage Ratio covenant, (y) PDVSA Finance could Incur an additional $1.00 of Indebtedness and be in compliance with the Total Liabilities to Equity Ratio covenant and (z) no Event of Default (as defined below) (or event that with the giving of notice or passage of time (or both) would constitute an Event of Default) shall have occurred and be continuing.

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

Offices.  PDVSA Finance covenants and agrees not to move the location of its chief executive office or of any of the offices where it keeps its records with respect to the Purchased Receivables, or its legal head office, to a new location within or outside the Cayman Islands, without (i) 30 days’ prior written notice to the holders of Indebtedness of PDVSA Finance given in accordance with the related Debt Agreement and (ii) taking all actions reasonably requested by any holder of Indebtedness of PDVSA Finance pursuant to an Issuer Notice (including but not limited to all filings and other acts necessary under the UCC or similar statute of each relevant jurisdiction) in order to continue the perfection and priority of PDVSA Finance ownership or security interest in all Purchased Receivables then owned or thereafter created.

Charter.  PDVSA Finance covenants and agrees it shall not amend or make any change or modification to its Memorandum and Articles of Association (other than an amendment, change or modification made pursuant to changes in law of the jurisdiction of its incorporation or amendments to change PDVSA Finance’s name, registered agent or address of registered office) unless such amendment, change or modification would not have an adverse effect on the interests, rights or remedies of the holders of the outstanding Indebtedness of PDVSA Finance under or with respect to the Transaction Documents.

Limitation on Restricted Payments.  PDVSA Finance shall not (a) declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of capital stock of PDVSA Finance, whether now or hereafter outstanding, or make any other distribution in respect thereof, or (b) make any payment of Debt Service other than payments of Accelerated Debt Service or payments of Scheduled Debt Service that had been included in the Debt Service Requirement in the calculation of the Debt Service Coverage Ratio on the most recent Date of Determination prior to the date of such payment, in any such case either directly or indirectly, whether in cash or property or in obligations of PDVSA Finance (such declarations, payments, setting apart, purchases, redemptions, defeasances, retirements, acquisitions and distributions referred to in clauses (a) and (b) being herein called “Restricted Payments”; unless, after giving effect to such Restricted Payment, (i) in the case of (a) and (b), PDVSA Finance would be in compliance with the Debt Service Coverage Ratio covenant and no Event of Default (or event that with the giving of notice or passage of time (or both) would constitute an Event of Default) shall have occurred and be continuing, and (ii) in the case of (a), PDVSA Finance could Incur an additional $1.00 of Indebtedness and be in compliance with the Total Liabilities to Equity Ratio covenant.

Events of Default.  Under the terms of the Fiscal Agency Agreement, the following shall constitute an “Event of Default”:

(a)                                  failure by PDVSA Finance to comply with its obligations (i) to maintain and fund the Retention Account as described below under “– Funding and Administration of Retention Account” or (ii) to maintain and fund the Liquidity Facility as described below under “– Liquidity Facility,” which failure shall continue for seven Business Days;

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

(i)                                     failure of PDVSA Petróleo to comply in any material respect with its obligation under the Receivables Purchase Agreement, as amended effective on August 2, 2004, as a result of PDVSA’s offer to purchase and consent solicitation, to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 4.5 million barrels of crude oil of less than 30° API gravity and (y) 40% of PDVSA Petróleo’s total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity, and PDVSA Petróleo directly or indirectly sells, in any month after such failure, crude oil of less than 30° API gravity representing more than 30% of PDVSA Petróleo’s average monthly exports of such crude oil during the consecutive twelve-month period prior to the date of determination to any third party that is not required to make all payments in respect of any Receivable owing to PDVSA Petróleo to a Collection Account under circumstances in which PDVSA Petróleo would oblige such third party to resell such crude oil to one or more third parties that are required to make all payments in respect of any Receivable owing to PDVSA Petróleo to a Collection Account.  For purposes of determining whether or not an Event of Default has occurred under this clause (i), for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998;

(j)                                     except with respect to the case described in clause (h) or (i) above, failure on the part of PDVSA Petróleo or Petróleos de Venezuela to remedy a material breach of any of PDVSA Petróleo’s obligations under the Receivables Purchase Agreement and continuation of such failure for a period of 60 days;

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

Liquidity Facility.  PDVSA Finance has established pursuant to the Fiscal Agency Agreement and at all times shall maintain an account with the Fiscal Agent designated as the “Liquidity Account” (together with any Acceptable Letters of Credit delivered to the Fiscal Agent as described below, the “Liquidity Facility”).  Pursuant to the Fiscal Agency Agreement, the balance of cash and cash equivalents standing to the credit of such account at any date shall be at least equal to the aggregate amount of Scheduled Debt Service scheduled to be paid within the 30-day period following such date, or, if no Scheduled Debt Service is scheduled to be paid within such period, then the aggregate amount of Scheduled Debt Service scheduled to be paid on the first day after such date on which any Scheduled Debt Service is payable.

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

Payment of Accelerated Debt Service.  Each Debt Agreement shall expressly provide, and each holder of Indebtedness of PDVSA Finance upon becoming such a holder shall be deemed to agree, that such holder shall only be entitled to receive payment of Accelerated Debt Service in respect of such Indebtedness, and that such holder shall not ask, demand, sue for, take or receive from PDVSA Finance, by set-off or in any other manner, or retain, payment (in whole or in part) of Accelerated Debt Service other than such holder’s ratable share of amounts, if any, on deposit in the “Retention Account” established and maintained with the Fiscal Agent; provided that such agreement shall automatically cease to have any force and effect upon the occurrence and during the continuance of any Event of Default of the type referred to in clause (a), (c), (d), (g), (h), (i), (k)(ii), (l) or (m) above under “Events of Default.”  The foregoing shall not limit the right of any Person to enforce the Receivables Documents against any party thereto or to exercise any right thereunder.

Funding and Administration of Retention Account.  PDVSA Finance has established pursuant to the Fiscal Agency Agreement and at all times shall maintain an account with the Fiscal Agent designated as the “Retention Account.”

On each Business Day during a period when a Specified Event Notice and/or an Acceleration Notice is in effect, PDVSA Finance, or the Fiscal Agent (on behalf of PDVSA Finance) has agreed to instruct the Collection Agent (or the Collection Agents, if more than one) to transfer, to the extent available in the Collection Account, to the Retention Account an amount equal to 25% of the amount, if any, by which (a) the aggregate amount of all Collections in respect of Purchased Receivables paid into the Collection Account on the immediately preceding Business Day exceeds (b) the aggregate amount of Debt Service (other than Accelerated Debt Service) paid on such immediately preceding Business Day; provided that during any period that an Acceleration Notice is in effect and if an Issuer Notice or Acceleration Notice shall have been received specifying that an Event of Default of the type referred to in clause (a), (c), (d), (g), (h), (i), (k)(ii), (l) or (m) under “Events of Default” above shall have occurred and be continuing, then PDVSA Finance, or the Fiscal Agent (on behalf of PDVSA Finance) has agreed to instruct each (or cause the Fiscal Agent to instruct) Collection Agent to transfer to the Retention Account 100% of all Collections in respect of Purchased Receivables paid into the Collection Account.

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

United States Federal Income Taxation

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the 1998 Senior Notes, the 1999 Senior Notes and the 2001 Senior Notes (collectively the “Notes” or individually a “Note”) to holders that hold the Notes as capital assets (i.e., generally, for investment).  This summary provides general information only and does not purport to address all of the United States federal income tax consequences that may be applicable to a holder of a Note.  It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in notes or currencies, insurance companies, tax-exempt organizations, investors in partnerships or other pass-through entities, persons liable for the alternative minimum tax, financial institutions, persons holding Notes as a hedge or hedged against currency risk, as a position in a straddle for tax purposes, as part of a “synthetic security,” “conversion transaction” or other integrated investment comprised of a Note and one or more other investments, or a U.S. Holder (as defined below) whose functional currency is other than the United States dollar.  The summary is based upon federal income tax laws of the United States as in effect on the date hereof, which are subject to change (possibly with retroactive effect) and different interpretations.  This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions and does not consider any aspect of United States federal taxation other than income taxation.  This discussion also assumes that the cash tender described in the offer to Purchase and Consent Solicitation dated June 28, 2004 did not result in “significant modification” of the 1998 Senior Notes, the 1999 Senior Notes or the 2001 Senior Notes.  As stated in the offer to Purchase and Consent Solicitation, we are taking the position that a “significant modification” did not occur.

For purposes of the following discussion, a “U.S. Holder” is any beneficial owner of a Note who is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States (or any political subdivision thereof) or (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust that (x) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.  A “non-U.S. Holder” is any beneficial owner of a Note who is neither a U.S. Holder nor a partnership.  The United States federal income tax treatment of a partner in a partnership that holds Notes generally would depend on such partner’s particular circumstances and on the activities of the partnership.  Partners in such partnerships should consult their own tax advisors.

PDVSA Finance believes that the Notes constitute indebtedness for United States federal income tax purposes.  However, the determination of whether the Notes should be characterized as indebtedness or equity under United States federal income tax law depends on an analysis of the facts and circumstances relating to the notes and PDVSA Finance.  If the Notes were determined to represent equity interests in PDVSA Finance for United States federal income tax purposes, then holders of the Notes could have United States federal income tax consequences that are different from and potentially less favorable than those described below.

Holders of the Notes should consult their own tax advisors with regard to the application of United States federal income tax laws to their particular situations as well as the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.

U.S. Holders

Interest

Interest paid on the Notes (including any foreign withholding taxes and Additional Amounts, if any) will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting for United States federal income tax purposes.  Interest paid by PDVSA Finance on the Notes will constitute foreign source income for United States foreign tax credit purposes and generally will be treated as passive income or, in the case of certain U.S. Holders, as financial services income under the foreign tax credit limitations of the Internal Revenue Code of 1986, as amended (the “Code”).  However, if the interest on the Notes becomes subject to a withholding tax of five percent or more, the interest will be “high withholding tax interest,” for purposes of such limitations.  U.S. Holders should note, however, that recently enacted legislation eliminates the “financial services income” and “high withholding tax interest” categories with respect to taxable years beginning after December 31, 2006.  Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.”

Disposition of Notes

Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference (if any) between (i) the amount realized on such sale, exchange, retirement or other taxable disposition (except to the extent such amount is attributable to accrued but unpaid interest, which should be taxable as ordinary interest income) and (ii) the U.S. Holder’s tax basis in the Note.  A U.S. Holder’s tax basis in a Note generally will be the dollar cost of the Note to such U.S. Holder, which is subject to adjustment if the Note is acquired at a premium or a market discount, as discussed below.  Except as discussed below, under “Market Discount” gain or loss so recognized will be capital gain or loss.  Capital gains realized by certain non-corporate U.S. Holders may be taxed at reduced rates if a U.S. Holder has a holding period for the Note that is more than one year.  The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code.  Any capital gain or loss recognized on a sale or other disposition of a Note by a U.S. Holder generally will be treated as United States source income for United States foreign tax credit purposes.

Market Discount

If a U.S. Holder purchases a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount,” unless such difference is less than a specified de minimis amount.  If a Note is acquired at a market discount, unless a U.S. Holder has elected to include market discount in gross income as it accrues, any gain realized on any subsequent disposition of such Note (including in connection with certain non-recognition transactions), payment at maturity or partial principal payment with respect to such Note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such Note was held.  If a U.S. Holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such U.S. Holder had sold such Note for a price equal to its fair market value.  In addition, the U.S. Holder may be required to defer, until the maturity of the Note or the earlier disposition of the Note in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

The amount of market discount treated as having accrued is determined either (i) on a ratable basis, by multiplying the market discount by a fraction, the numerator of which is the number of days the Note was held by a U.S. Holder, and the denominator of which is the total number of days after the date such U.S. Holder acquired the Note up to and including the date of its maturity, or (ii) if the U.S. Holder so elects, on a constant yield method.  An election by a U.S. Holder to use the constant yield method is irrevocable, unless such holder obtains the consent of the Internal Revenue Service (the “IRS”).

In lieu of recharacterizing gain as ordinary income to the extent of accrued market discount at the time of disposition, a U.S. Holder of a Note acquired at a market discount may elect to include market discount in gross income currently, using either the ratable inclusion method or the elective constant yield method.  An election to include market discount in income currently would apply to all Notes and other market discount obligations held by the U.S. Holder during the taxable year for which the election is made and to all subsequent taxable years of the U.S. Holder, unless the IRS consents to a revocation of the election.

Amortizable Bond Premium

In general, if a U.S. Holder purchases a Note for an amount that is greater than its stated redemption price at maturity (or, under certain circumstances, the amount payable on an earlier date), such U.S. Holder will be considered to have purchased such Note with “bond premium” equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium (with a corresponding decrease in tax basis) using a constant yield method over the remaining term of the Note as an offset to interest otherwise required to be included in gross income in respect of such Note during any taxable year.  However, if such Note may be optionally redeemed after the U.S. Holder acquires the Note at a price in excess of its principal amount, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note.  An election to amortize bond premium, once made, would apply to all Notes and other debt obligations held by the U.S. Holder during the taxable year for which the election is made and to subsequent years, unless the IRS consents to a revocation of such election.  If an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment on a Note in gross income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition of the principal amount of the Note.

Foreign Tax Credits

If any foreign income taxes are withheld or paid in respect of payments on, or proceeds from the sale or exchange of, the Notes, a U.S. Holder may be eligible, subject to a number of complex limitations under United States federal income tax law, for a foreign tax credit.  Alternatively, in lieu of claiming a credit, a U.S. Holder may elect to claim a deduction from its taxable income for all such foreign income taxes paid or accrued in computing their U.S. federal income for the relevant taxable year.  The foreign tax credit rules are complex.  U.S. Holders should consult their own tax advisors regarding the application of foreign tax credit rules to their particular circumstances.

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

Subject to the discussion of backup withholding below, any gain realized upon the sale, exchange, retirement or other disposition of a Note by a non-U.S. Holder will not be subject to United States federal income or withholding taxes unless (i) such gain is effectively connected with a United States trade or business of such non-U.S. Holder, or (ii) in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Non-U.S. Holders who are entitled to benefits under an income tax treaty with the United States may be subject to different rules than those summarized above and should consult with their own tax advisors.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to payments of principal of (and premium, if any) and interest on a Note and to certain payments of proceeds from the sale or retirement of a Note.  PDVSA Finance, its agent or a broker will be required to withhold tax from any payment that is subject to backup withholding if the holder fails to furnish its taxpayer identification number (social security number or employer identification number), furnishes an incorrect taxpayer identification number, fails to certify that such holder is not subject to backup withholding, is notified by the IRS that it has failed to properly report payments of interest or dividends, or fails to otherwise comply with the applicable requirements of the backup withholding rules.  Certain holders (including, among others, all corporations and persons who are not United States persons and who furnish an IRS Form W-8BEN) are not currently subject to the backup withholding and information reporting requirements, but may be required to comply with applicable certification procedures to prove such exception.  Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder’s United States federal income tax liability, or the holder may claim a refund, if such holder provides certain information to the IRS.

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

10.H       Documents on display

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 11.                            Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk principally resulting from foreign exchange movements associated with Euro debt amounting to Euro 200 million at December 31, 2003, which matures between 2002 and 2006.  The foreign currency exposure related to this debt is being managed using a cross-currency swap that, although it does not qualify for hedge accounting, reduces the risk of currency and interest rate changes.  The agreement contains a knock-in provision, which eliminate protection to us in respect of principal payments above a $1.09/Euro exchange rate if during the term of the agreement the US dollar/Euro exchange rate reaches or exceeds 1.2.  As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20 and at December 31, 2003 was 1.26.  Due to the knock-in provision in the cross-currency swap agreement the effect on the financial statements for the year ended December 31, 2003 was to reduce net income by approximately $19 million representing the unrealized exchange loss on the Euro debt for the difference between the exchange rate of 1.26 and 1.09. We do not enter into instruments to manage market risk for trading purposes.

On August 2, 2004, PDVSA Finance redeemed approximately 98.92% of the Euro 6.25% Notes Due 2006 that remained outstanding upon completion of its tender offer for any and all of its outstanding notes, which it launched on June 28, 2004.  Upon consummation of the tender offer and redemption of the notes, after which an aggregate principal amount of Euro 950,742 of the Euro 6.25% Notes Due 2006 remained outstanding.

Because substantially all of PDVSA Finance’s Euro notes were either repaid by the Company in connection with the tender offer, PDVSA Finance unwound its cross-currency swap agreement in respect of the Euro notes, effective July 28, 2004 (the “Cancellation Date”). As a result, PDVSA Finance currently is no longer a party to any cross-currency swap agreement in respect of outstanding Euro notes.

Based on the value of the U.S. dollar/Euro exchange rate on the Cancellation Date of 1.20, the swap had a fair value of $2.5 million resulting in PDVSA Finance recognizing a holding loss during the period of $1.9 million.  Because PDVSA Finance considers the amount of Euro notes that currently remain outstanding to be immaterial from a currency-risk standpoint, the Company has not entered, nor does it plan to enter, into another cross-currency swap to cover such risk in respect of the Euro notes.

We are not exposed to interest rate risk as the weighted average yield of our debt is factored into the discount rate applied to the accounts receivable in accordance with the Receivables Purchase Agreement.

The table below sets forth the amounts and related weighted average interest rates by expected maturity dates of our long-term debt obligations at December 31, 2003:

Total Debt at December 31, 2003

Expected Maturities	Fixed Rate Debt	Weighted Average Fixed Interest Rate
	($ in millions)
2004	226	8.25%
2005	333	8.38%
2006	139	8.40%
2007	173	8.43%
2008	294	8.51%
Thereafter	1,853	8.40%
Total	3,018	8.18%
Fair Value	2,803

Item 12.                            Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                            Defaults, Dividend Arrearages and Delinquencies

PDVSA Finance is currently in the process of finalizing its unaudited financial statements for the quarter ended June 30, 2005 and, accordingly, has not provided such financial statements to the trustee within 90 days of the quarter end, as required by the terms of its senior indenture, as supplemented.  Failure to do so constitutes an event of default under the terms of its senior indenture, which event of default would be cured upon the delivery of such financial statements to the trustee.

Further, on October 4, 2005, PDVSA Finance was advised by its external auditors that its audited financial statements for the year ended December 31, 2004 may have to be restated in order to reflect, as an expense, certain costs and premiums that were paid by its affiliate and PDVSA’s subsidiary, PDVSA Petróleo, S.A., in connection with the cash tender offer for its outstanding notes in 2004.  It is unclear whether the restatement of its financial statements that were previously provided to the trustee on a timely basis would constitute an event of default under the terms of its senior indenture, as supplemented.  Even if one were to conclude that such restatement would vitiate its earlier compliance with its reporting requirements under its senior indenture, as supplemented, its delivery of restated financial statements to the trustee by December 3, 2005 would, under the terms of its senior indenture, as supplemented, cure any breach of covenant by PDVSA Finance in this respect, thus preventing an event of default.  If its financial statements for the year ended December 31, 2004 were to be restated, it is anticipated that such restatement will be completed promptly and, in any event, by December 3, 2005.  See note 13(b) to our financial statements, included under “Item 18.  Financial Statements.”

Item 14.                            Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                            Controls and Procedures

Our President and Principal Executive Officer and our Principal Financial Officer have evaluated the effectiveness of the design and operation of the our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2003.

Based upon that evaluation, our President and Principal Director and our Principal Director and Financial Manager observed that there were certain weaknesses in our disclosure controls and procedures and our internal controls that temporarily impacted the timely processing of PDVSA Finance operational and financial data.  The company’s financial reporting systems continue to suffer delays in the generation and preparation of financial statements.  In particular, there were delays in closing the year-end accounting records and in the analysis of accounts.  However, PDVSA Finance has commenced a project to meet the requirements of Section 404 of the Sarbanes Oxley Act, regarding the evaluation and improvement of its Financial Internal Control Process.

Therefore, as of the date of this annual report, our management, including our President and Principal Director and our Principal Director and Financial Manager, have evaluated our disclosure controls and procedures related to the recording, processing, summarization and reporting of information in our periodic reports that we file with the Securities and Exchange Commission (SEC) and concluded that such controls are adequate.  These disclosure controls and procedures have been designed to ensure that (a) material information relating to PDVSA Finance is made known to our management, including these officers, by other employees of PDVSA Finance, and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC’s rules and forms.  Due to the inherent limitations of control systems, not all misstatements may be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  Our controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.

PDVSA Finance, aware of its responsibility with the Securities and Exchange Commission concerning compliance with the Sarbanes Oxley Act, has decided to begin the evaluation of the Internal Control System of its Financial Reporting.  We hope to complete this task and achieve external auditor’s certification by the beginning of the year 2007.

We intend to complete this project in order to straighten even further our Internal Control System and thus, improve the reliability of our financial data available to investors world wide.  Additionally, we consider it an excellent opportunity to upgrade our financial management systems, as it suits a world class corporation as PDVSA Finance.

Item 16.                            [Reserved]

Item 16.A  Audit Committee financial expert

Currently PDVSA Finance does not have an Audit Committee or an Audit Committee financial expert.

Item 16.B  Code of ethics

By December 2003, PDVSA , our parent company, had not updated its Ethics Code.  However, by July 15, 2005 the Internal Audit Executive Direction has drafted the revised ethics code, the duties and responsibilities of the governance committee and the hot line procedure.  These documents are being evaluated by a multidisciplinary team, after that it will be submitted to PDVSA’s Audit Committee and board of directors for approval.

Item 16.C  Principal Accountant Fees and Services

The following table details all the fees billed for professional services rendered by Alcaraz Cabrera Vázquez (a member firm of KPMG International), which refer to the audit of the company’s financial statements for the years ended December 31, 2003 and 2002, respectively.

	Year ended December 31,
	2003	2002
	($ in thousands)
Audit fees	110.1	131.6
Total	110.1	131.6

PART III

Item 17.                            Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.                            Financial Statements

See pages F-1 through F-22 incorporated herein by reference.

The following financial statements, together with the report of Alcaraz Cabrera Vázquez (a member firm of KPMG International), which refers to a change in accounting for derivative financial instruments in 2001, is filed as a part of this annual report on Form 20-F:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
PDVSA Finance Ltd.:

We have audited the accompanying balance sheets of PDVSA Finance Ltd. (a wholly-owned subsidiary of Petróleos de Venezuela,
S. A. - PDVSA) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDVSA Finance Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 2(j) to the financial statements.

As discussed in note 2(i) to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments to conform with International Accounting Standards IAS 39 (Revised 2000) “Financial Instruments: Recognition and Measurement”.

ALCARAZ CABRERA VÁZQUEZ

/s/ David Arismendi N.
David Arismendi N.
Public Accountant
C.P.C. N° 3424

Caracas, Venezuela
April 26, 2004, except for note 13 which is dated October 7, 2005

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Balance Sheets

(In thousands of U.S. dollars)

	December 31,
	2003	2002
Assets
Current assets
Cash and cash equivalents (note 2(f))	218,949	450,974
Liquidity account (note 3)	166,246	161,125
Current purchased accounts receivable, net of unamortized discounts of 3,770 in 2003 and 5,952 in 2002 (includes 715,238 and 262,153 due from affiliates at December 31, 2003 and 2002, respectively) (notes 4 and 11)	924,225	429,992
Rights to future (ungenerated) purchased accounts receivable (notes 4, 5 and 11)	2,707,250	3,214,181
Cross-currency swap (note 5)	4,346	—
Total assets	4,021,016	4,256,272

Liabilities and Shareholder’s Equity

Current liabilities
Current portion of long-term debt (note 6)	225,887	351,265
Accrued interest payable	31,449	32,937
Accruals and accounts payable	6,733	2,260
Current income tax payable (note 8)	19,208	19,522
Deferred income tax (note 8)	3,020	3,612
Total current liabilities	286,297	409,596

Long-term liabilities
Long-term debt (note 6)	2,792,496	2,994,826
Cross-currency swap (note 5)	—	8,742

Total liabilities	3,078,793	3,413,164

Shareholder’s equity
Capital stock (note 9)	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	442,223	343,108
Total shareholder’s equity	942,223	843,108

Total liabilities and shareholder’s equity	4,021,016	4,256,272

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Statements of Income

(In thousands of U.S. dollars)

	Years ended December 31,
	2003	2002	2001
Revenues
Income from discount on purchased accounts receivable (notes 2(c) and 11)	376,089	382,826	354,377
Other income	3,422	3,680	4,230

Total revenues	379,511	386,506	358,607

Interest expense (note 6)	(254,424)	(276,050)	(252,285)
Foreign exchange (loss) gain (note 2(g))	(12,843)	(26,591)	11,744
Gain (loss) on cross-currency swap (note 5)	13,088	28,838	(10,201)
General and administrative expenses (note 7)	(7,601)	(8,266)	(8,723)

Income before income tax	117,731	104,437	99,142

Income tax expense (note 8)	(18,616)	(18,950)	(17,542)

Net income	99,115	85,487	81,600

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Statements of Changes in Shareholder’s Equity

Years ended December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2000 as originally reported	200,000	300,000	194,331	694,331
Cumulative effect of adopting IAS 39 (note 5)	—	—	(18,310)	(18,310)
Balances at December 31, 2000 as restated	200,000	300,000	176,021	676,021
Net income	—	—	81,600	81,600
Balances at December 31, 2001	200,000	300,000	257,621	757,621
Net income	—	—	85,487	85,487
Balances at December 31, 2002	200,000	300,000	343,108	843,108
Net income	—	—	99,115	99,115
Balances at December 31, 2003	200,000	300,000	442,223	942,223

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended December 31,
	2003	2002	2001
Cash flows from operating activities
Net income	99,115	85,487	81,600
Items not requiring cash
Deferred income tax	(592)	(572)	1,780
Unrealized foreign exchange loss (gain)	19,762	26,156	(11,744)
(Gain) loss on cross-currency swap	(13,088)	(28,838)	10,201
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(61,023)	(72,969)	(84,522)
Accrued interest payable	(1,487)	(2,647)	4,026
Accruals and accounts payable	4,471	982	(2,410)
Current income tax payable	(314)	3,760	(2,136)
Net cash provided by (used in) operating activities	46,844	11,359	(3,205)
Cash flows from investing activities
Liquidity account	(1,325)	(63,217)	(8,279)
Collection of accounts receivable, net of discounts collected	8,701,410	9,313,556	10,240,623
Purchases of accounts receivable	(8,627,689)	(8,560,608)	(10,594,933)
Net cash provided by (used in) investing activities	72,396	689,731	(362,589)
Cash flows from financing activities
Issuance of long-term debt	—	—	500,000
Debt repayments	(351,265)	(285,122)	(99,200)
Net cash (used in) provided by financing activities	(351,265)	(285,122)	400,800
Cash and cash equivalents
Net change for the year	(232,025)	415,968	35,006
At beginning of year	450,974	35,006	—
At end of year	218,949	450,974	35,006
Supplemental disclosure
Cash paid during the year for
Interest	255,102	278,697	248,175
Income tax	14,082	12,799	18,669

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

(1)           Incorporation and Operations

PDVSA Finance Ltd. (the Company or PDVSA Finance) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela, S. A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

PDVSA Finance is the principal vehicle for corporate financing of PDVSA.  The Company raises capital through transactions in selected financing activities outside the Cayman Islands.  The Company’s business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S. A., together with its predecessor PDVSA Petróleo y Gas, S. A., (“PDVSA Petróleo”), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA Petróleo.

Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers).  Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount.  The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company’s outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables), plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer.  PDVSA will guarantee the performance of PDVSA Petróleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

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

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

(2)           Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

(a)                                 Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board (IASB).

(b)                                 Basis of Presentation

The financial statements are presented in U.S. dollars.  They are prepared on the historical cost basis except for the cross-currency swap which is carried at fair value.  Accounting policies, except for the change in accounting policy (see note 2(i)), are consistent with those used in the previous years.

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

•                                          Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer.  The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method.  Any unearned discount at the date of the financial statements is recorded as a reduction from current purchased accounts receivable.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

•                                          The total amount of the discount on each purchased Eligible Receivable (i.e., the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo.  The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance’s outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points.  At December 31, 2003 and 2002, the discount rate was 8.68%, and 8.52%, respectively.

(d)                                 Deferred Income Tax

The Company accrues a deferred tax liability for income tax related to revenue earned but which has not been collected.

(e)                                  Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Actual results could differ from those estimates.

(f)                                    Cash Flows

Cash equivalents amounted to US$218,810 and US$450,850 at December 31, 2003 and 2002, respectively.  For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

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

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

(h)                                 Segment Reporting

The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

(i)                                    Adoption of New Accounting Principle - IAS 39

The Company adopted IAS 39 “Financial Instruments: Recognition and Measurement” effective January 1, 2001.  IAS 39 requires that all derivative financial instruments be recorded at fair value on the balance sheet, as either assets or liabilities, with an offset either to shareholder’s equity or income depending on the classification of the derivative.

The Company decided not to adopt hedge accounting and effective January 1, 2001, the derivative financial instrument was recognized in the balance sheet at its fair value, and subsequent changes in its fair value are recorded in the statement of income.  As a result of adopting this new accounting principle, the Company recorded a cumulative effect type adjustment of US$18,310, reducing the balance of retained earnings as of January 1, 2001 (see note 5).

(j)                                    Reconciliation to Accounting Principles Generally Accepted in the United States of America (U.S. GAAP)

The Company’s financial statements are prepared in accordance with IFRS.  As of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, there are no material differences between U.S. GAAP and IFRS affecting reported net income or shareholder’s equity in the financial statements, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under U.S. GAAP.

All proceeds from issuance of debts, net of debt issuance cost, is transferred to PDVSA Petróleo for the purchase of eligible accounts receivable under the RPA.  Pursuant to the RPA, the cost of such debt issuance is born by PDVSA through adjusting the formula for receivables allocable to the Company in exchange for the net proceeds from debt issuance.  Under U.S. GAAP such amounts would be reported as an adjustment to borrowing costs, and are not significant.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

The reconciliation of reported net income to net income reported under U.S. GAAP for the year ended December 31, 2001 is as follows:

Net income, as reported	81,600

Cumulative effect of adopting new accounting principle for accounting for derivative financial instruments	(18,310)

Net income in accordance with U.S. GAAP	63,290

The adoption had no effect on the balance sheet nor on cash flows from operating activities (see note 5).

(k)                                 Reclassifications

Certain reclassifications have been made to the 2002 and 2001 financial statements to conform with the classifications used in 2003.

(3)           Liquidity Account

Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the “Liquidity Account”.  Under the terms of the Company’s indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account.  At December 31, 2003 and 2002, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)           Current and Future Purchased Accounts Receivable

Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo.  Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs.  The Company’s rights to such future (ungenerated)

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

purchased accounts receivable represent a lending arrangement between the Company and PDVSA Petróleo, which arrangement would terminate upon delivery in the future by PDVSA Petróleo of such accounts receivable.  Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11).  PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo without regard to any concentration limit by Designated Customers.

(5)           Financial Instruments

The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents.  The Company’s cash equivalents are held in money market funds and time deposits currently placed with two financial institutions.  Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States of America and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable.  Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company.  Under certain circumstances, upon PDVSA Petróleo’s failure to perform certain of its covenants under the RPA, the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future).  PDVSA Petróleo’s performance of its obligations under the RPA is guaranteed by PDVSA.  Accordingly, the Company is exposed to PDVSA Petróleo’s generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA’s credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo.  Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible.  There are no delinquent receivables, and the Company incurred no charge-offs during the years ended December 31, 2003, 2002 and 2001.  At December 31, 2003 and 2002, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999.  The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes.  The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.20.

As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20 and at December 31, 2003 was 1.26.  Due to the knock-in provision in the cross-currency swap agreement the effect on the financial statements for the year ended December 31, 2003 was to reduce net income by approximately US$19,000 representing the unrealized exchange loss on the Euro debt for the difference between the exchange rate of 1.26 and 1.09.

The cross-currency swap has been recorded at its fair value at December 31, 2003 and 2002.  The cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133, as amended.  As a result the Company does not account for this derivative as a hedge contract and changes in the fair value of this derivative subsequent to January 1, 2001 are recorded in the statement of income.  On January 1, 2001 the fair value of the cross-currency swap was US$(27,379) and under IAS 39, the Company recorded an adjustment of US$(18,310), reducing the balance of retained earnings at January 1, 2001 reflecting the change of adopting a new accounting principle.  Under SFAS No. 133, the Company would record an expense of US$18,310 in the statement of income, reflecting the change of adopting a new accounting principle (see note 2 (j)).  The fair value of the cross-currency swap at December 31, 2003 and 2002 was US$4,346 and US$(8,742), respectively, and the resulting change in the fair value amounted to an unrealized gain of US$13,088 for the year ended December 31, 2003 and US$28,838 for the year ended December 31, 2002, and an unrealized loss of US$(10,201) for the year ended December 31, 2001, which is recorded in the statement of income.  The carrying values of all other financial instruments approximate their fair values except for long-term debt which is disclosed in note 6.  The fair value of current purchased accounts receivable, net of unamortized discounts, and rights to future (ungenerated) purchased accounts receivable has been determined by discounting the relevant cash flows using interest rates for similar instruments.

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

(6)           Long-Term Debt

Long-term debt is summarized as follows:

	December 31,
	2003	2002
6.450% notes due 2002 through 2004	50,000	250,000
6.650% notes due 2004 through 2006	300,000	300,000
6.800% notes due 2007 through 2008	300,000	300,000
7.400% notes due 2014 through 2016	400,000	400,000
7.500% notes due 2027 through 2028	400,000	400,000
8.558% notes due 2009 through 2013	260,000	260,000
8.750% notes due 2000 through 2004	28,000	127,200
9.375% notes due 2004 through 2007	250,000	250,000
9.750% notes due 2008 through 2010	250,000	250,000
9.950% notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	142,383	170,891
10.395% notes due 2012 through 2014	38,000	38,000
8.500% notes due 2010 through 2012	500,000	500,000
	3,018,383	3,346,091
Less current portion of long-term debt	225,887	351,265
Total long-term debt	2,792,496	2,994,826

Future maturities of long-term debt at December 31, 2003 are as follows:

Year
2005	333,387
2006	138,609
2007	172,500
2008 and thereafter	2,148,000
2,792,496

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

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

On April 8, 1999, the Company issued US$1,000,000 of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million (US$142,383 and US$170,891 as of December 31, 2003 and 2002, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

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

The estimated fair value of the Company’s long-term debt, including current portion, at December 31, 2003 and 2002 was US$2,802,991 and US$2,868,000, respectively.  Fair values were based on a broker quote.

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

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

The Company is also subject to the following covenants:

•                                          To deliver periodically to J.P. Morgan Chase Bank (formerly, the Chase Manhattan Bank) (the Trustee) certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

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

(7)           Transactions with Shareholder and Affiliated Companies

PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services.  In connection with the issuance of the unsecured notes in November 2001, the Company incurred offering costs and underwriters’ discounts of approximately US$9,000.  In accordance with the terms of the RPA, such amounts were recovered from PDVSA Petróleo.

PDVSA Finance purchased Eligible Receivables of US$7,384,657, US$5,717,425 and US$5,766,699 from an affiliated company during the years ended December 31, 2003, 2002 and 2001, respectively.

Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petróleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement).  During the years ended December 31, 2003, 2002 and 2001, the Company incurred US$7,213, US$7,699 and US$8,408, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement.  Such amounts are recorded under general and administrative expenses.  In addition, during these respective years the Company incurred US$19, US$27 and US$13 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the “Investment Manager”).

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

As of December 31, 2003 and 2002 the Company accrued expenses of US$6,520 and US$2,207 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)           Income Taxes

The Company is exempt from taxes under the law of the Cayman Islands.  As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin.  Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are accrued as a deferred tax liability.  The deferred income tax liability at December 31, 2003 and 2002 relates exclusively to such discounts.

Income tax expense (benefit) comprises the following:

	Years ended December 31,
	2003	2002	2001
Current	19,208	19,522	15,762
Deferred	(592)	(572)	1,780
	18,616	18,950	17,542

(9)           Shareholder’s Equity

The authorized share capital of the Company consists of 200 million ordinary shares of US$1.00 par value each, all of which have been issued and fully paid.  All outstanding shares are owned by PDVSA.

(10)         Commitments and Contingencies

In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company.  The ability of the Company to meet its obligations in respect of its indebtedness is dependent on:  (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo’s crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo.  Neither the Bolivarian Republic of

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

Venezuela, PDVSA and PDVSA Petróleo, nor any of PDVSA’s other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

An action was filed against PDVSA, PDVSA Petróleo, PDVSA Finance and Citgo Petroleum Corporation on April 11, 2003, in a federal district court in Denver, Colorado.  The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and/or natural gas in 4.75 million offshore acres between Grenada and Venezuela.  The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Grenada’s oil and natural gas resources in violation of the U.S. antitrust laws.  The plaintiff seeks damages in an amount to be established at trial that it believes should exceed US$100,000.  On November 17, 2003, the plaintiff withdrew its action against PDVSA Finance.

(11)         Significant Agreements

The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

(a)                                 The Receivables Purchase Agreement

Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables.  Eligible Receivables are purchased in the order in which they are generated.  Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement.  The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company’s outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see note 2(c)).

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

Covenants

PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30º API gravity and (y) 80% of PDVSA Petróleo’s total Eligible Receivables generated from sales of crude oil of less than 30º API gravity.  For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

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

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

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

Duties of the Collection Agent

Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petróleo as a result of the purchase of crude oil and refined petroleum products to an account held by a Collection Agent.  Each Collection Agent is required to transfer amounts corresponding to the Company’s interest in each collection in respect of purchased Eligible Receivables to the Company.

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

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

(12)         Events Affecting the Shareholder (PDVSA)

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

(13)         Subsequent Events

(a)                   Repayment of Debt

On June 28, 2004, PDVSA Finance launched a cash tender offer for any and all of its outstanding notes.  Concurrently with the tender offer, the Company solicited from noteholders consents to amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and waivers of certain provisions of related transaction documents.  Adoption of the proposed amendments required the consent of a majority in aggregate principal amount of all series then outstanding, voting as a single class.

PDVSA Finance commenced the tender offer and consent solicitation to reduce its overall indebtedness, and to modify certain covenants and waive certain provisions under the Senior Indenture, as supplemented, and under the related transaction documents. The modifications were intended to provide PDVSA with greater financing flexibility by removing certain affiliates of PDVSA as Designated Customers, thereby reducing the receivables dedicated to PDVSA Finance.  The proposed amendments modified certain covenants in the Senior Indenture, as supplemented, and the related transaction documents primarily to reflect such reduction.

Holders of an aggregate of approximately 96.34% in principal amount of the notes tendered and delivered their consents pursuant to the terms of the tender offer and consent solicitation. On August 2, 2004, PDVSA Finance purchased all notes validly tendered in the tender offer. Amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents also were executed on this date. After the settlement of the tender offer and consent solicitation on August 2, 2004, the following notes remain outstanding:

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

Notes	Outstanding Principal Amount Before Tender Offer		Principal Amount Validly Tendered	Outstanding Principal Amount After Tender Offer
6.250% Euro Notes due 2006	Euro	88,400,000	87,449,258	950,742
6.650% Notes due 2006	US$	300,000	291,693	8,307
9.375% Notes due 2007	US$	250,000	243,980	6,020
6.800% Notes due 2008	US$	300,000	293,859	6,141
9.750% Notes due 2010	US$	250,000	225,810	24,190
8.500% Notes due 2012	US$	500,000	471,133	28,867
7.400% Notes due 2016	US$	400,000	387,335	12,665
9.950% Notes due 2020	US$	100,000	97,050	2,950
7.500% Notes due 2028	US$	400,000	394,790	5,210

Total outstanding principal amount of notes:	US$	2,607,326	(1)

Total principal amount of notes tendered:	US$	2,511,822	(1)

Percentage of notes tendered, considered as a single class:	96.34		(1)

(1) Using the US dollar/Euro exchange rate of 1.2141 as of 5:00 p.m., New York City time, on July 26, 2004 (the expiration date of the tender offer).

PDVSA Finance funded its purchase of the tendered notes, and fees and expenses related to the tender offer and consent solicitation, by selling to PDVSA Petróleo its rights to future (ungenerated) purchased accounts receivable.  PDVSA Petróleo paid the debt holders on behalf of PDVSA Finance in consideration for the acquisition of PDVSA Finance’s rights to future (ungenerated) accounts receivable.

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. served as dealer managers and consent solicitation agents for the tender offer.  The Luxembourg Agent for the offer was J.P. Morgan Bank Luxembourg S.A.

(b)                   Reporting Requirements Pursuant to the Indenture

Pursuant to the terms of the Senior Indenture, as supplemented, the Company has provided to the Trustee on June 30, 2005 its annual audited financial statements for the fiscal year ended December 31, 2004, prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board.

As part of the continuing review of the Company’s financial statements by management and the Company’s Independent Registered Public Accounting Firm, it has been identified that approximately US$71,563 was paid by PDVSA Petróleo in respect of expenses and premiums in connection with the Company’s cash tender offer

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela, S.A. - PDVSA)

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

(In thousands of U.S. dollars)

described in note 13(a) above that should have been recorded in the Company’s financial statements for the fiscal year ended December 31, 2004 as an expense of the Company with a corresponding contribution from PDVSA to the Company.  Accordingly, we have been advised that the audit opinion with respect to the Company’s financial statements for the fiscal year ended December 31, 2004 will be retracted and that such financial statements should be restated to reflect such expense and corresponding contribution.

It is unclear whether such restatement of the Company’s financial statements for the year ended December 31, 2004, previously provided to the Trustee on a timely basis, would constitute an Event of Default under the terms of the Senior Indenture, as supplemented, which occurred subsequent to December 31, 2003.  Nonetheless, any Event of Default that may result from such restatement would be cured upon the delivery of the restated financial statements to the Trustee.  The Company is currently in the process of completing the restatement of its financial statements for the fiscal quarter ended September 30, 2004 and for the fiscal year ended December 31, 2004.  The Company intends to deliver such restated financial statements to the Trustee promptly after its completion and, in any event, within 60 days.

In addition to the annual financial statements of the Company, the Senior Indenture as supplemented, requires the Company to deliver unaudited quarterly financial statements of the Company to the Trustee within 90 days of the first three quarters of each year.  As of the date of this report the Company is in the process of finalizing the unaudited financial statements for the quarter ended June 30, 2005 and accordingly has not delivered such to the Trustee within the 90 day requirement.  The Company intends to deliver the unaudited financial statements for the quarter ended June 30, 2005 to the Trustee promptly after its completion with any Event of Default arising from such late submission being cured upon such presentation to the Trustee.

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

Exhibit 2.5*	Fourth Supplemental Indenture, dated as of July 12, 2004, between PDVSA Finance and JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as Trustee.

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

Exhibit 4.2*

Amendment No. 1 to the Fiscal and Paying Agency Agreement, dated as of July 12, 2004, among PDVSA Finance, JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as Fiscal Agent, and J.P. Morgan Bank, Luxembourg, S.A., as Paying Agent.

Exhibit 4.3

Receivables Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on

November 27, 1998).

Exhibit 4.4*	Amendment No. 1 to the Receivables Purchase Agreement, dated as of July 12, 2004, among PDVSA Finance, PDVSA and PDVSA Petróleo.

Exhibit 4.5

Servicing and Collection Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).

Exhibit 4.6

Separateness Agreement (incorporated herein by reference to Exhibit 10.3 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).

Exhibit 4.7

Senior Loan dated November 10, 1998, consisting of the issuance by PDVSA Finance of promissory notes to PDV America, Inc. (incorporated herein by reference to Exhibit 2.7 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 11, 1999).

Exhibit 4.8

Senior Loan dated July 2, 1999, consisting of a promissory note issued to PDV America, Inc. (incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K of PDV America, Inc. filed with the U.S. Securities and Exchange Commission on March 30, 2000).

Exhibit 4.9

PDVSA Finance/Credit Suisse Financial Products Currency SWAP, dated January 28, 2000, (incorporated herein by reference to Exhibit 2.9 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on June 26, 2000).

Exhibit 12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

Exhibit 12.2*	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

Exhibit 13.1*

Certification of Principal Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 13.2*

Certification of Principal Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 14.1

Annual Report on Form 20-F of Petróleos de Venezuela, S.A., for the year ended December 31, 2003, as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on October 7, 2005 (incorporated herein by reference).

*              Filed herewith.

Exhibit 14.2

The consolidated financial statements of CITGO Petroleum Corporation for the year ended December 31, 2003 (incorporated herein by reference to the respective part of the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 30, 2004).

Exhibit 14.3*	U.S. Market Analysis of Venezuelan Crude Oil and Refined Products by Purvin & Gertz, Inc., dated May 2004.

*      Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDVSA FINANCE LTD.

	By:	/s/ Eudomario Carruyo
Name: Eudomario Carruyo
Title: Principal Director and President

Date: October 7, 2005

Annex A

GLOSSARY OF CERTAIN DEFINED TERMS USED PRIMARILY UNDER
“ITEM 10.C MATERIAL CONTRACTS”

This Glossary sets forth the definitions of certain terms used under “Item 10.C Material contracts.”  Terms not defined herein are used as defined in such captions.

“Accelerated Debt Service” means any Debt Service which has been declared to be immediately due and payable following the occurrence of a default or event of default pursuant to the terms of any Debt Agreement.

“Acceleration Notice” means a written notice to PDVSA Finance and the Fiscal Agent from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or other representative of such holder) stating that the stated maturity date of such Indebtedness of PDVSA Finance has been accelerated, the basis for such acceleration and that such notice constitutes an “Acceleration Notice” for purposes of the Fiscal Agency Agreement; provided that if the Debt Agreement pursuant to which such Indebtedness of PDVSA Finance is issued and outstanding contains specific procedures, conditions or requirements (including procedures for voting) for the giving of an “Acceleration Notice” thereunder, then no such notice shall constitute an “Acceleration Notice” unless such procedures, conditions or requirements have been complied with.

“Acceptable LC Issuer” shall mean an office located in the United States of a bank or trust company which is organized under the laws of the United States or any state thereof that has both a short-term deposit rating of at least P-1 and long-term deposit rating of at least A or its equivalent by Moody’s and Standard & Poor’s Ratings Group (“S&P”) and if rated by any of Duff & Phelps or Fitch, by any such rating agency.

“Acceptable Letter of Credit” means an irrevocable letter of credit issued to and for the benefit of the Fiscal Agent for the account of a Person other than PDVSA Finance.  In order to be an “Acceptable Letter of Credit,” a Letter of Credit must be issued by an Acceptable LC Issuer and must by its terms have an initial expiration date at least one year beyond its date of issuance and provide that (1) such letter of credit will be automatically renewed for a period of at least one year beyond its then current expiration date unless PDVSA Finance thereof provides written notice (a “Termination Notice”) to the Fiscal Agent at least 20 Business Days prior to its then current expiration date that such letter of credit shall expire on such current expiration date and (2) if PDVSA Finance shall have delivered a Termination Notice, the Fiscal Agent shall be entitled, at an office located in the Borough of Manhattan, The City of New York, to draw the full amount available to be drawn under such letter of credit at any time after its receipt of such Termination Notice and prior to the expiration of such letter of credit.  If at any time PDVSA Finance of such letter of credit shall cease to be an Acceptable LC Issuer, then such letter of credit shall cease to be an “Acceptable Letter of Credit.”

“Additional Amounts” means additional amounts as may be necessary in order that the net amounts receivable by each Holder after any withholding or deduction in respect of any Taxes shall equal the amounts which would have been receivable in respect of any series of Notes in the absence of such withholding or deduction.

“Affected Receivable” shall mean a Purchased Receivable of a Designated Customer (i) with respect to which a representation or warranty set forth in Section 3.07 of the Receivables Purchase Agreement was inaccurate at the time such representation or warranty was made or deemed made or (ii) which was owing by a Designated Customer that was not an Eligible Customer as of the Determination Date.

“Affiliate” of a Person means a Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by, or is under Common Control with, the Person specified.

“Affiliated Customer” shall mean any Customer directly or indirectly controlled by PDVSA.  For purposes of this definition, “control” shall mean (i) the possession of the power (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) to appoint and/or remove the majority of the members of the board of directors or other governing body or (ii) the ownership of 35% or more of the share capital.

“API gravity” means an indication of density of crude oil or other liquid hydrocarbons as measured by a system recommended by The American Petroleum Institute (API) in degrees; the lower the API gravity, the heavier the compound.

“Business Day” shall mean any day other than a Saturday, Sunday, or any day on which banking institutions are authorized or required to close in Caracas or The City of New York, and with respect to any Note, a day that in the city (or in any of the cities, if more than one) in which amounts are payable, as specified in the form of such Note, is not a day on which banking institutions are authorized or required by law or regulation to close.

“Canadian Person” shall mean each Person organized under the laws of Canada or any province thereof.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with the applicable accounting standard.  For purposes of the covenant described under “Negative Pledge,” a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

“Cayman Islands” shall mean the Cayman Islands.

“Change of Control” means the occurrence of any of the following events:

None of PDVSA, PDVSA Petróleo or their respective successors remains the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 100% of the issued and outstanding capital stock of PDVSA Finance;

PDVSA Finance consolidates with, or merges into or with, another Person, or PDVSA Finance sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets;

PDVSA or its successor ceases to be the “beneficial owner” (as defined herein), directly or indirectly, of at least a majority of the issued and outstanding voting shares of PDVSA Petróleo; or

PDVSA Petróleo shall sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its oil producing assets (directly or indirectly, by way of merger, transfer of assets or shares of capital stock, or otherwise) to an entity other than PDVSA or its successor, or an Affiliate controlled, directly or indirectly, by PDVSA or its successor, which assumes all of the obligations of PDVSA Petróleo under the Receivables Documents.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Collection Account” shall mean an account bearing such designation and established pursuant to Section 4.02(a) of the Servicing and Collection Agency Agreement.

“Collection Agent” shall mean Citibank, N.A., as collection agent under the Servicing and Collection Agency Agreement, and any successor thereto or other Collection Agent appointed in accordance with the terms of the Servicing and Collection Agency Agreement.

“Collections” shall mean all collections and all amounts received in respect of Receivables, including Penalty Interest, together with all collections received in respect of the Related Property, in the form of cash, checks, wire transfers or any other form of cash payment, and all proceeds of Receivables and collections thereof (including, without limitation, collections evidenced by an account, note, instrument, letter of credit, contract, security agreement, chattel paper, general intangible or other evidence of indebtedness or security, whatever is received upon the Sale, exchange, collection or other disposition of, or any indemnity, warranty or guaranty payable in respect of, the foregoing and all “proceeds” as defined in Section 9-306 of the UCC as in effect in the State of New York).

“Contract” shall mean a contract pursuant to which PDVSA Petróleo has agreed or in the future agrees to Sell Products to a Customer.

“Contractual Obligation” shall mean, as to any Person, any material provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound, providing for the Incurrence of indebtedness by such Person.

“Control” (including, with correlative meanings the terms “Controlling,” “Controlled by” and “under Common Control with”), as applied to any Person, means the possession by another Person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, by contract or otherwise) of the power to appoint and/or remove the majority of the members of the board of directors or other governing body of such Person or otherwise to direct or cause the direction of the affairs and policies of such Person.

“Customer” shall mean a Person that purchases Products from PDVSA Petróleo.

“Customer Inclusion” shall have the meaning set forth in Section 4.03(a) of the Receivables Purchase Agreement.

“Date of Determination” means any of the first day of any calendar month, any date on which PDVSA Finance Incurs any Indebtedness, any date on which any Restricted Payment is made or any date on which PDVSA Finance makes any Investment other than a Permitted Investment.

“Debt Agreement” means any indenture, loan agreement, credit agreement, reimbursement agreement, promissory note or other agreement or instrument evidencing or governing Indebtedness of PDVSA Finance.

“Debt Service” means all interim and final (at scheduled maturity, upon acceleration or otherwise) payments of principal (including any amount in respect of original issue discount) of, and premium, if any, and interest on (including additional amounts or similar gross-ups in respect of taxes), and other amounts (including fees and commissions) in respect of Indebtedness of PDVSA Finance, including, without limitation, scheduled and unscheduled optional and mandatory payments, prepayments, redemptions and repurchases of Indebtedness of PDVSA Finance.

“Debt Service Coverage Ratio” means, on any Date of Determination, (x) (i) the aggregate amount of payments made to PDVSA Finance by obligors with respect to Purchased Receivables plus (ii) capital contributions in the form of cash or Permitted Investments (net of Restricted Payments during such period) obtained by PDVSA Finance, in each case during the 90-day period preceding the Date of Determination (or, in the case that the Date of Determination is less than 90 days after the date on which the Receivables Purchase Agreement came into force, for the period from such date to the Date of Determination (the “Phase-In Period”) multiplied by a fraction, the numerator of which is 90 days and the denominator of which is the number of days in the Phase-In Period) divided by (y) the Debt Service Requirement.

“Debt Service Requirement” means, on any Date of Determination, the aggregate amount of Scheduled Debt Service for the period of 90 consecutive days immediately following the Date of Determination.

“Delinquent Receivable” shall mean a Purchased Receivable of a Designated Customer that has not been paid by no later than five Business Days after such Receivable became due.

“Designated Customer” shall mean, a Customer that is:

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

“Designated Customer Notice” shall mean, with respect to any Designated Customer, a notice in the form of Exhibit A to the Receivables Purchase Agreement with blanks appropriately completed and duly executed by the parties to the Receivables Purchase Agreement on or prior to the date of the first Sale to PDVSA Finance of Receivables of such Designated Customer.

“Determination Date” shall mean, with respect to each Receivable, the date on which such Receivable is Generated, unless such Receivable has been Generated prior to its Purchase Date, in which case it shall be the Purchase Date.

“Discount Rate” shall mean, with respect to any Purchased Receivable, the weighted average of the yield of PDVSA Finance’s outstanding Indebtedness on the Purchase Date on which such Purchased Receivable is Sold to PDVSA Finance pursuant to Section 2.01 plus 50 basis points.  For purposes of this definition, the weighted average yield of PDVSA Finance’s Indebtedness outstanding on any Purchase Date shall be determined by (i) summing the products of the principal amount of each Indebtedness multiplied by the interest rate applicable thereto on such Purchase Date (including, for purposes of determining such interest rate, any additional amounts that would be payable by PDVSA Finance as of the date of determination in connection with any payment of principal, premium or interest on such Indebtedness pursuant to the terms of such Indebtedness) and (ii) dividing such sum by the aggregate principal amount of Indebtedness outstanding as of such Purchase Date.  For purposes of this calculation, PDVSA Finance’s costs and expenses incurred in connection with the issuance of any Indebtedness shall be treated as interest payable on such Indebtedness during the first interest period and the interest rate applicable to such Indebtedness during such period will therefore be calculated on a pro forma basis after giving effect to such costs and expenses.  In the event of Indebtedness issued at a discount, for purposes of this calculation (i) the principal amount of Indebtedness will be the nominal principal amount thereof discounted to the Purchase Date and (ii) the interest rate will be the effective yield to maturity.  In the event that PDVSA Finance has no Indebtedness outstanding on a Purchase Date, Discount Rate shall mean, with respect to any Purchased Receivables purchased on such Purchase Date, the discount rate agreed between PDVSA Finance and PDVSA Petróleo for such Purchase Date.

“Disputed Receivable” shall mean the portion of a Receivable that has become subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment.

“Eligible Customer” shall mean a Customer that is (a) a United States Person or a Canadian Person or (b) any other Customer identified by PDVSA Petróleo to PDVSA Finance and reasonably acceptable to PDVSA Finance, provided that an opinion of counsel substantially to the effect of the form of opinion set forth in Exhibit B to the Receivables Purchase Agreement is delivered to PDVSA Finance at the time such Customer is so identified.

“Eligible Receivable” shall mean any Receivable (a) (i) for purposes of the definition of Purchased Receivable, of a Customer that, on the Determination Date corresponding to such Receivable, was an Eligible Customer and (ii) for purposes of Section 6.02 of the Receivables Purchase Agreement, of a Customer that, on the day such Receivable was Generated, was an Eligible Customer, and (b) that (i) upon delivery of a final invoice to the Customer, which shall occur by no later than two days prior to the date on which such Receivable shall be due and payable, shall be an obligation to pay a sum certain and not subject to a credit memorandum or any other setoff, reduction or other form of negative adjustment and (ii) is required to be paid in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relate, whether or not such Receivable is actually paid during such period.

“Equity” means the total paid-in capital, retained earnings and reserves of PDVSA Finance and the outstanding principal amount of any capital provided to PDVSA Finance by Petróleos de Venezuela in the form of subordinated debt which is subordinated on the terms set forth in the Fiscal Agency Agreement.

“Fitch” means Fitch-IBCA Inc.

“Generation” shall mean, with respect to any Receivable, the act and moment on which such Receivable first becomes an obligation of the Customer to pay PDVSA Petróleo.  “Generate,” “Generated” and “Ungenerated” shall have correlative meanings.

“Governmental Authority” shall mean the government of Venezuela, the Cayman Islands or the United States, or of any state or other political subdivision therein or agency or instrumentality thereof.

“Guarantee” means any obligation, contingent or otherwise, by any Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and “Guaranteed,” “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that a Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Holder,” “Holder of Notes,” “Noteholder” or other similar terms mean the person in whose name such Note is registered in the security register kept by PDVSA Finance for that purpose in accordance with the terms of the Indenture.

“IAS” shall mean the accounting standards promulgated by the International Accounting Standards Committee as in effect from time to time.

“IFRS” shall mean International Financial Reporting Standards (formerly International Accounting Standards or (IAS) adopted by the International Accounting Board (IASB)

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to IAS or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings correlative to the foregoing); provided, however, that a change in IAS that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

“Indebtedness” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money, (ii) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations Incurred in connection with the acquisition of Property, assets or businesses, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) any Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) any payment obligation of such Person under interest rate protection agreements or exchange rate contracts at the time of determination, (viii) any obligation to pay rent or other payment amounts of such Person with respect to any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a wholly owned Subsidiary of such Person or between one or more wholly owned Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a wholly owned Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its wholly owned Subsidiaries to which such Person is a party and (ix) any obligation of the type referred to in clauses (i) through (viii) of this paragraph of another Person (other than endorsements of negotiable instruments for deposit or collection in the ordinary course of business) and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.  For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Fiscal Agency Agreement or any Debt Agreement; provided, however, that, if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock.  The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date.  Subordinated debt owed to PDVSA which constitutes Equity shall not be treated as “Indebtedness.”

“Investment” means, directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person; provided, however, that investments shall not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person.  The purchase of Eligible Receivables by PDVSA Finance from PDVSA Petróleo pursuant to the Receivables Purchase Agreement shall not be considered an Investment.

“Issuer Notice” means a written notice to PDVSA Finance from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or the representative of such holder) stating that such notice constitutes an “Issuer Notice” for purposes of the Fiscal Agency Agreement; provided that, if the Debt Agreement pursuant to which such Indebtedness of PDVSA Finance is issued and outstanding contains specific procedures, conditions or requirements (including voting procedures) for the giving of an “Issuer Notice” thereunder, then no such notice shall constitute an “Issuer Notice” unless such procedures, conditions or requirements have been complied with.

“Lien” means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, or other security or similar agreement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Material Adverse Effect” shall mean (a) as used in the Receivables Documents, (i) any material impairment of PDVSA Petróleo’s ability to perform any of its material obligations or to comply with or conduct any of its business in accordance with any of its material representations, warranties, covenants or agreements under any Transaction Document or (ii) any material impairment of the interests, rights or remedies of PDVSA Finance or the Collection Agent under any Transaction Document and (b) as used in the Fiscal Agency Agreement and the Indenture, (i) any material impairment of PDVSA Finance’s ability to perform any of its material obligations or to comply with or conduct its business in accordance with any of its material representations, warranties, covenants or agreements under any Transaction Document or (ii) any material impairment of the ability of PDVSA Finance to perform any of its payment obligations or other obligations under any Debt Agreement.

“MBPD” means thousands of barrels per day.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Invoice Amount” shall mean, with respect to any Receivable due from any Customer, the amount billed by PDVSA Petróleo to such Customer on account of Products lifted by, or delivered to, such Customer, as the case may be, net of any setoff, reduction or negative adjustment of such amount, whether pursuant to a credit memorandum or otherwise.

“Oil” shall mean crude oil.

“Penalty Interest” shall mean any late payment or default, interest or finance charges assessed against or payable by any Customer by reason of such Customer’s failure to pay the full Net Invoice Amount of any Receivable on or prior to the due date of the Receivables Purchase Agreement.

“Permitted Investments” means (i) securities issued or unconditionally and fully guaranteed or insured by the full faith and credit of the government of the United States or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (ii) obligations issued or fully guaranteed by the government of Canada, Switzerland or any member country of the European Union or any state of the United States of America or of any of such other governments or any political subdivision of any such state or any agency or public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from Moody’s and S&P and, if rated by Duff & Phelps or Fitch, from any such rating agency, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, banker’s acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million and rated at least A or its equivalent by Moody’s and S&P and, if rated by Duff & Phelps or Fitch, by any such rating agency, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (i), (ii) and (iii) above, entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper or other debt instruments having one of the two highest ratings obtainable from Moody’s and S&P and, if rated by Duff & Phelps or Fitch, from any such rating agency, and in each case maturing within one year after the date of acquisition and (vi) investments in money market funds (including, without limitation, deposits in the VISTA Money Market Funds and any other fund for which the Fiscal Agent or any affiliate of the Fiscal Agent serves as an administrator, shareholder servicing agent and/or custodian or subcustodian), so long as such have one of the two highest ratings from Moody’s and S&P and, if rated by any of Duff & Phelps or Fitch, from any such rating agency and invest exclusively in investments of the types described in clauses (i) through (v) above.

“Permitted Liens” means Liens to secure the purchase price of Property or assets acquired by PDVSA Finance after the date of the Fiscal Agency Agreement, or to secure Indebtedness incurred solely to finance the acquisition of property or assets acquired by PDVSA Finance after the date of the Fiscal Agency Agreement (in each case other than Property or assets consisting of Purchased Receivables under the Receivables Purchase Agreement); provided, however, that such Lien is limited to the property or assets financed, secures Indebtedness in an amount not in excess of the purchase price of such property or assets, and is created within 180 days of the acquisition of such property or assets and that aggregate amount of Indebtedness outstanding at any time secured by such Liens shall not exceed $1,000,000.

“Person” shall mean any individual, partnership, joint venture, firm, corporation, association, trust or other enterprise or any government or political subdivision or any agency, department or instrumentality thereof.

“Products” shall mean Oil and refined petroleum products.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, capital stock in any other Person.

“Purchase Date” shall have the meaning set forth in Section 2.01(b) of the Receivables Purchase Agreement.

“Purchase Price” shall have the meaning set forth in Section 2.01(b) of the Receivables Purchase Agreement.

“Purchased Receivables” shall mean those Eligible Receivables of Designated Customers which have been Sold to PDVSA Finance pursuant to Section 2.01 of the Receivables Purchase Agreement, provided that, from and after the date on which PDVSA Petróleo repurchases or PDVSA Finance returns, pursuant to Section 4.04 of the

Receivables Purchase Agreement, any Purchased Receivable previously Sold to PDVSA Finance, such Receivable shall cease to be a Purchased Receivable.

“Rating Agency” shall mean, with respect to any outstanding Indebtedness of PDVSA Finance, any rating agency or agencies that has rated such Indebtedness at the request of PDVSA Finance.

“Rating Category” means (i) with respect to Moody’s, any of the following categories:  Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (ii) the equivalent of any such category of Moody’s used by Duff & Phelps or Fitch, or any other Rating Agency.  In determining whether the Rating Category of any series of Notes has decreased by one or more gradations, gradations within Rating Categories (1, 2 and 3 for Moody’s or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to Moody’s, a decline in a rating from Aa2 to Aa3, will constitute a decrease of one gradation).  A Rating Category is “Investment Grade” if it is Baa3 or above with respect to Moody’s.

“Rating Date” means that date on which Change of Control occurs.

“Rating Decline” means the occurrence on, or within three months after, the date of the occurrence of a Change of Control of any of the following events:  (a) in the event any Indebtedness of PDVSA Finance is rated by any Rating Agency on the Rating Date as Investment Grade, the Rating Category of such Indebtedness of PDVSA Finance by any Rating Agency shall be decreased below Investment Grade as a result of such Change of Control, (b) in the event any Indebtedness of PDVSA Finance is rated by any, but not all, of the Rating Agencies on the Rating Date as Investment Grade, the Rating Category of such Indebtedness of PDVSA Finance by such Rating Agency shall be decreased below Investment Grade as a result of such Change of Control, or (c) in the event any Indebtedness of PDVSA Finance is rated below Investment Grade by all Rating Agencies on the Rating Date, the Rating Category of such Indebtedness of PDVSA Finance by any Rating Agency shall be decreased by one or more gradations as a result of such Change of Control.

“Receivables” shall mean, with respect to any Customer, the indebtedness, payment obligation and accounts receivable owed or to be owed by such Customer to PDVSA Petróleo arising from the Sale from time to time of Products to such Customer by PDVSA Petróleo in the ordinary course of business and in respect of which a bill of lading or an invoice has been issued to such Customer, together with (i) all of the rights and benefits (including, without limitation, Penalty Interest and all rights of rescission, replevin or reclamation and other remedies and damages) of PDVSA Petróleo which may arise from any of the foregoing, and all accounts (as defined under the UCC as in effect in the jurisdiction of the chief executive offices of such Customer), general intangibles (as defined under the UCC as in effect in the jurisdiction of the chief executive offices of such Customer) and contract rights associated with any of the foregoing, (ii) any Related Property and (iii) all Collections arising out of any of the foregoing.

“Receivables Documents” shall mean the collective reference to the Receivables Purchase Agreement, the Servicing and Collection Agency Agreement and each Designated Customer Notice.

“Redeemable Stock” of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is required to be redeemed or is redeemable at the option of the holder thereof, in whole or part, or is exchangeable for debt at any time, in whole or in part, on or prior to the maturity date of any outstanding Indebtedness of PDVSA Finance.

“Related Property” shall mean, with respect to each Receivable:

(a)           all of PDVSA Petróleo’s interest in the Products the Sale of which gave rise to such Receivable;

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

“Republic” shall have the meaning set forth in the introductory paragraph of the Receivables Purchase Agreement.

“Repurchase Adjustment” for any Receivables repurchased pursuant to Section 4.04 of the Receivables Purchase Agreement shall mean the Net Invoice Amount of such Receivable multiplied by (a) the Discount Rate multiplied by (b) a fraction the numerator of which is the number of days from and including the Purchase Date to but excluding the Repurchase Date of such Receivable and the denominator of which is 360.

“Repurchase Date” shall have the meaning set forth in Section 4.04(a) of the Receivables Purchase Agreement.

“Requirements of Law” shall mean, as to any Person, the certificate of incorporation and bylaws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or a final determination of a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject except for any provision of such certificate of incorporation, bylaws, other organizational or governing documents, law, treaty, rule, regulation or final determination the violation of which will not have a Material Adverse Effect.

“Rescission Adjustment” for any sale of a Purchased Receivable rescinded pursuant to Section 4.04 of the Receivables Purchase Agreement shall mean the Net Invoice Amount of such Receivable multiplied by (a) the Discount Rate multiplied by (b) a fraction the numerator of which is the number of days from and including the Purchase Date to but excluding the Rescission Date of such sale, and the denominator of which is 360.

“Scheduled Debt Service” means, on any date, payments of principal of, and premium, if any, and interest on, and other amounts (including fees and commissions), in respect of, Indebtedness of PDVSA Finance that are scheduled to become due and payable on or after such date in amounts that are determinable as of such date.

“Sell” shall mean sell, grant, transfer, convey and assign and “Sale” and “Sold” shall have correlative meanings.

“Specified Event” means either of the following events:  (i) upon notification to PDVSA Finance pursuant to a Specified Event Notice, (A) failure of PDVSA Finance to comply with any covenant referred to in clause (b)(i) under “Events of Default” and the continuation of such failure or (B) failure of PDVSA Petróleo to comply in any material respect with its obligation under the Receivables Purchase Agreement to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 4.5 million barrels of crude oil of less than 30°API gravity and (y) 40% of PDVSA Petróleo’s total Eligible Receivables Generated from sales of crude oil of less than 30°API gravity (for purposes of determining compliance with such obligation for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998), and, in either case, the continuation of such failure, or (ii) an Event of Default in paragraph (g) under Item 10.C “Material contracts  – The Fiscal Agency Agreement–Events of Default” shall have occurred and be continuing.

“Specified Event Notice” means a written notice to PDVSA Finance and the Fiscal Agent from any holder of Indebtedness of PDVSA Finance (or any trustee for or agent or other representative of such holder) stating that a

Specified Event has occurred and is continuing, identifying such Specified Event and stating that such notice constitutes a “Specified Event Notice” for purposes of the Fiscal Agency Agreement; provided that, if the Debt Agreement pursuant to which such Indebtedness is issued and outstanding contains specific procedures, conditions or requirements (including voting procedures) for the giving of a Specified Event Notice thereunder then no such notice shall constitute a “Specified Event Notice” unless such procedures, conditions or requirements have been complied with.

“Subsidiary” shall mean, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person and/ or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.

“Swap” shall mean the transaction between two parties to sell each other a currency with commitment to re-exchange the principal amount at the maturity of the deal.

“Tax” shall mean any tax, duty, levy impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto) imposed by Venezuela or the Cayman Islands.

“Total Liabilities to Equity Ratio” means (x) the aggregate outstanding principal amount of all Indebtedness Incurred by PDVSA Finance divided by (y) PDVSA Finance’s Equity, in each case as of the date of determination.

“Transaction Documents” means the collective reference to the Fiscal Agency Agreement, each Debt Agreement, the Receivables Documents and any other documents delivered pursuant to or in connection with the foregoing.

“UCC” shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.  “United States” or “U.S.” shall mean the United States of America.

“United States” or “U.S.” shall mean the United States of America.

“United States Person” shall mean each Person organized under the laws of the United States or any state thereof.