Form 20-F
period 2004-12-31
PDVSA FINANCE LTD
filed 2006-11-20
CIK 1074512

As filed with the Securities and Exchange Commission on November 17, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report...........................................

For the transition period from ________________________ to ________________________

Commission file number

PDVSA Finance Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Caledonian Bank & Trust Ltd.
Caledonian House
P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

6.650% Notes due 2006	9.375% Notes due 2007
6.800% Notes due 2008	9.750% Notes due 2010
8.500% Notes due 2012	7.400% Notes due 2016
9.950% Notes due 2020	7.500% Notes due 2028

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close
of the period covered by the annual report:	51,204 shares of the common stock of PETRÓLEOS DE VENEZUELA, S.A. were outstanding as of December 31, 2004.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes   ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes   ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐  Yes   ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☒   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes   ☒   No

i

ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The annual report on Form 20-F of Petróleos de Venezuela, S.A. for the year ended December 31, 2004, first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on November 17, 2006, is incorporated herein by reference.

The consolidated financial statements of CITGO Petroleum Corporation (a wholly owned subsidiary of Petróleos de Venezuela, S.A.) for the year ended December 31, 2004, are incorporated herein by reference to the annual report on Form 10-K of CITGO Petroleum Corporation for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 31, 2005.

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

The annual report on Form 20-F of Petróleos de Venezuela S.A. for the fiscal year ended December 31, 2004, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained therein, see “Factors Affecting Forward-Looking Statements” on page ii thereof.

As used in this annual report references to “dollars” or “$” are to the lawful currency of the United States. When used in this annual report, the terms “we,” “our,” “ us” and “PDVSA Finance” refer to PDVSA Finance Ltd., the term “Petróleos de Venezuela” refers to Petróleos de Venezuela, S.A. and the term “PDVSA” refers to Petróleos de Venezuela and its consolidated subsidiaries.

As used in this annual report, capitalized terms shall have the meaning assigned to them herein, in the agreements referred to in “Item 10.C Material contracts,” or in “Annex A — Glossary of Certain Defined Terms Used Primarily Under “Item 10.C Material contracts.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A.	Selected financial data

The following selected financial data have been derived from our audited financial statements. See “Item 18 Financial Statements.”

Our financial statements are prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board (“IASB”). There are a number of significant differences between IFRS and Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”), as of and for the years ended December 31, 2004, 2003 2002, 2001 and 2000 in the following respects: the recording of the transition adjustment as of January 1, 2001 resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133, and the recording of debt issuance costs and debt redemption premium and costs. See note 2(i) to our financial statements.

The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, “Item 5. Operating and Financial Review and Prospects” herein, and the consolidated financial statements of Petróleos de Venezuela and the section entitled “Item 5. Operating and Financial Review and Prospects,” both of which are included in the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2004. Petróleos de Venezuela’s annual report on Form 20-F for the year ended December 31, 2004 is incorporated by reference herein.

	Years ended December 31,
	2004	2003	2002	2001	2000
	($ in thousands)
Income Statement Data:
Operating revenues	238,996	376,089	382,826	354,377	353,949
Total revenues	240,285	379,511	386,506	358,607	360,464
Interest expense	(151,128)	(254,424)	(276,050)	(252,285)	(255,310)
General and administrative expenses	(9,218)	(7,601)	(8,266)	(8,723)	(11,691)
Income before income taxes	87,041	117,731	104,437	99,142	97,575
Income tax expense	(11,830)	(18,616)	(18,950)	(17,542)	(17,520)
Net income(1)	75,211	99,115	85,487	81,600	80,055

	December 31,
	2004	2003	2002	2001	2000
	($ in thousands)
Balance Sheet Data (at the end of period):
Current purchased accounts receivable(1)	371,972	924,225	429,992	585,947	905,054
Rights to future (ungenerated) purchased accounts receivable	1,008,953	2,707,250	3,214,181	3,737,332	2,979,235
Total assets	1,445,914	4,021,016	4,256,272	4,454,409	3,985,651
Long-term debt	383,054	2,792,496	2,994,826	3,320,092	3,113,040
Total liabilities	428,480	3,078,793	3,413,164	3,696,788	3,291,320
Capital stock	200,000	200,000	200,000	200,000	200,000
Shareholder’s equity	1,017,434	942,223	843,108	757,621	694,331
_________________
(1)	Net of unamortized discounts.

3.B.	Risk factors

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

See “Item 4.B Business overview - PDVSA’s customers and receivables.”

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

For an explanation of the circumstances in which collections will be paid into the retention account, see “Item 10.C Material contracts - The Fiscal Agency Agreement.”

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

These limited circumstances do not include the failure of a designated customer to fulfill its payment obligations. Therefore, once PDVSA Petróleo has generated an eligible receivable, PDVSA Petróleo will have satisfied its obligation to deliver that receivable, regardless of whether that customer ultimately pays. See “Item 10.C Material contracts - The Receivables Purchase Agreement.”

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

We cannot guarantee that the business and financial condition of the designated customers will not deteriorate and that they will be able to make timely payment on the purchased receivables. See “Item 4.B Business overview - PDVSA’s customers and receivables.”

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

We cannot guarantee that any subsequently named servicer will be able to fulfill its duties as efficiently as PDVSA Petróleo. See “Item 10.C Material contracts - The Servicing and Collection Agency Agreement - Duties of the Servicer.”

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

Both Petróleos de Venezuela and PDVSA Petróleo have waived any sovereign immunity from suit or other legal process, subject to certain limitations, under the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. Petróleos de Venezuela is required by law to honor contractual waivers of sovereign immunity, and has honored these contractual waivers since its formation in 1975. However, we cannot guarantee that Petróleos de Venezuela will continue to do so in the future, and neither Petróleos de Venezuela nor PDVSA Petróleo has entered into arrangements similar to the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. See “Item 10.C Material contracts - The Receivables Purchase Agreement - Immunity.”

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

PDVSA’s business, financial condition, results of operations and prospects depend largely on international prices for crude oil and refined petroleum products. Historically, prices of international crude oil and refined petroleum products have been volatile and have fluctuated widely due to various factors that are beyond our control, including:

•	changes in global supply and demand for crude oil and refined petroleum products;

•	political events in major oil producing and consuming nations;

•	agreements among OPEC members;

•	the availability and price of competing products;

•	actions of commodity markets participants and competitors;

•	international economic trends;

•	technological advancements and developments in the industry;

•	domestic and foreign government regulations that directly impact the supply of crude oil and refined petroleum products; and

•	inflation.

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

While Venezuelan law requires that the Bolivarian Republic of Venezuela retain exclusive ownership of Petróleos de Venezuela, it does not require the Bolivarian Republic of Venezuela to continue to conduct its crude oil exploration and exploitation activities through PDVSA. See “Item 7.A. Major shareholders” of Petróleos de Venezuela’s annual report on Form 20-F for the year ended December 31, 2004, incorporated herein by reference. If the government elects to conduct its hydrocarbon activities other than through PDVSA, PDVSA’s operations, including the ability of PDVSA Petróleo to generate eligible receivables to support payments on our indebtedness, could be materially and adversely affected. We can offer no assurance that changes in Venezuelan law or the implementation of policies by the Venezuelan government will not adversely affect PDVSA Petróleo’s ability to generate eligible receivables.

PDVSA is subject to production, equipment, transportation and other risks that are common to oil and gas companies.

PDVSA is an integrated oil and gas company and is exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production volume due to changes in reserve levels, production accidents, mechanical difficulties, business interruptions, adverse natural conditions or events such as a severe hurricane, tsunami or earthquake, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities. See “Item 4.B Business overview - Exploration and Production” of Petróleos de Venezuela’s annual report on Form 20-F for the year ended December 31, 2004, incorporated herein by reference.

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

PDVSA’s crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time, which could adversely affect their ability to generate income.

The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Venezuelan proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates. Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition.

PDVSA is subject to numerous environmental and health regulations that may become more stringent and result in increased liabilities and increased capital expenditures.

PDVSA’s activities are subject to a wide variety of national and local laws, regulations and permit requirements relating to the protection of human health and the environment. In addition, some of our activities are in areas under special protection regimes, with very restricted land uses. If the environmental law and regulation framework becomes more rigorous, PDVSA will probably substantially increase the capital expenditures for compliance with this framework to effectively undertake the necessary improvements to guarantee the health, safety and sustainable environmental practices in the future. Any such increase may have a material adverse effect on our results of operations or financial condition.

Item 4.	Information on the Company

4.A.	History and development of the company

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

4.B.	Business overview

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

_______________
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

2.
Receivables Purchase Agreement among Petróleos de Venezuela, PDVSA Finance and PDVSA Petróleo. PDVSA Finance purchases from PDVSA Petróleo certain present or future accounts receivable (“Eligible Receivables”) generated or to be generated by the export of crude oil and refined petroleum products to Designated Customers (as defined herein). Any Eligible Receivables that are not due and payable when purchased will be purchased at a discount determined on the basis of the Discount Rate (as defined herein). Petróleos de Venezuela will guarantee the performance of PDVSA Petróleo’s obligations under the Receivables Purchase Agreement but not payment under the Purchased Receivables (as defined herein). See “Item 10.C Material contracts - The Receivables Purchase Agreement.”

3.
PDVSA Petróleo has notified certain of its Customers (each a “Designated Customer”) that it is a party to the Receivables Purchase Agreement and that Receivables (as defined herein) generated with such Designated Customer may have been sold to PDVSA Finance and instructed each Designated Customer to remit all payments with respect to receivables owing to PDVSA Petróleo or its assignees to a Collection Account maintained by PDVSA Finance and PDVSA Petróleo at Citibank, N.A., as a Collection Agent. The Designated Customers have acknowledged receipt of such instruction. Payments made to the Collection Account will be allocated on a daily basis by the Servicer who will manage and administer such payments, to PDVSA Finance and PDVSA Petróleo in accordance with their respective interests therein. Unless certain events have occurred and are continuing (see point 7 below), all Collections (as defined herein) corresponding to PDVSA Finance’s interest in the underlying Receivable will be transferred to PDVSA Finance. See “Item 10.C Material contracts - The Servicing and Collection Agency Agreement.”

4.
PDVSA Finance will issue unsecured debt, including Notes and other debt instruments, and will use the net proceeds of such Notes or any other issue of debt securities or other borrowing to purchase Eligible Receivables of Designated Customers from PDVSA Petróleo, service or refinance existing debt or for other general corporate actions necessary and convenient to accomplish the foregoing as permitted by its covenants. Under the Fiscal Agency Agreement, the Indenture and outstanding Notes, PDVSA Finance must comply with certain debt coverage incurrence and maintenance tests and maintain at all times a Liquidity Facility (as defined herein). See “Item 10.C Material contracts - The Fiscal Agency Agreement.”

5.
PDVSA Petróleo will cause the monthly average amount of Eligible Receivables of Designated Customers that are Generated by PDVSA Petróleo during any consecutive twelve-month period and that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 4.5 million barrels of crude oil of less than 30° API gravity and (y) 40% of PDVSA Petróleo’s total Eligible Receivables Generated from Sales of crude oil of less than 30° API gravity. See “Item 10.C Material contracts - The Receivables Purchase Agreement.”

6.	Each Designated Customer has been instructed to make all payments in respect of any Receivables owing to PDVSA Petróleo to a Collection Account.

7.
Unless certain events have occurred and are continuing, Collections corresponding to PDVSA Finance’s interest in such Receivables will be transferred to PDVSA Finance. The Collection Agent allocates the payments received from the Designated Customers to PDVSA Finance and the Retention Account, if applicable, in accordance with the Servicing and Collection Agency Agreement. PDVSA Finance maintains the Liquidity Facility at an amount at least equal to the aggregate amount of Scheduled Debt Service PDVSA Finance is next scheduled to pay under each of its debt agreements, including the Notes and other Indebtedness, provided that at any date the balance of the Liquidity Facility shall be at least equal to the aggregate amount of Scheduled Debt

Service scheduled to be paid within the 30-day period following such date. Subject to certain limitations, amounts owing to the holders of Notes because of acceleration of the maturity of the Notes will be made from the Retention Account. See “Item 10.C Material contracts - The Receivables Purchase Agreement.”

8.
PDVSA Finance makes interest and principal payments through the Fiscal Agent. Upon the declaration of a Specified Event or the acceleration of the maturity of any of its Indebtedness, PDVSA Finance has agreed to instruct, or cause the Fiscal Agent to instruct, the Collection Agent to transfer on each Business Day an amount equal to 25% of (a) Collections in respect of Purchased Receivables paid into the Collection Account on the immediately preceding Business Day less (b) Debt Service (other than Accelerated Debt Service) paid on such immediately preceding Business Day; provided that such amount shall be 100% of such Collections in the case of certain specified Events of Default. See “Item 10.C Material contracts - The Fiscal Agency Agreement.”

9.
So long as notice of a Specified Event is not in effect and maturity of any Indebtedness of PDVSA Finance has not been accelerated, cash not required to service debt or maintain the Liquidity Facility will be used by PDVSA Finance to purchase additional Eligible Receivables of Designated Customers from PDVSA Petróleo under the Receivables Purchase Agreement, to pay operating expenses and dividends and for other general corporate purposes. See “Item 10.C Material contracts - The Fiscal Agency Agreement.”

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

PDVSA’s customers and receivables

Except as otherwise indicated, all figures given in this section regarding percentage of total exports and market share are based on volumes of crude oil and/or refined petroleum products and not on sales revenue. See note 20 to Petróleos de Venezuela’s consolidated financial statements, incorporated herein by reference to the annual report of Petróleos de Venezuela on Form 20-F for the year ended December 31, 2004, for segment information regarding PDVSA Petróleo’s operations. In addition, for an assessment of the market for Venezuelan crude oils and Venezuelan petroleum products relative to the present customer relationships and contracts of PDVSA, with a particular focus on the United States and the designated customers, see the report entitled “U.S. Market Analysis of Venezuela Crude Oil and Refined Products” prepared by Purvin & Gertz, Inc., dated December 2005, attached hereto as Exhibit 14.3.

In 2004, PDVSA exported 1,774 thousand barrels per day (“MBPD”) of crude oil, or 65% of its total crude oil production. In addition, in 2004, PDVSA exported 660 MBPD, or 57%, of refined petroleum products produced in Venezuela. Of total exports of crude oil and refined petroleum products, 1,301 MBPD, or 53%, were sold to the United States and Canada.

In 2004, PDVSA Petróleo exported 1,774 MBPD of crude oil, or 65% of its total crude oil production. PDVSA Petróleo conducts all export operations of crude oil and refined products from Venezuela on behalf of PDVSA. Of total crude oil exports by PDVSA Petróleo in 2004, an aggregate of 1,024 MBPD were exported to the United States and Canada. In 2004, the total crude oil sales to customers (including customers outside of the United States and Canada) who qualified as designated customers were 1,304 MBPD. Affiliated customers of PDVSA accounted for 43% of crude oil sales to designated customers and the remainders of crude oil sales were to designated third parties.

For the year ended December 31, 2004, CITGO accounted for approximately 30% of PDVSA Petróleo’s total sales, by volume, of crude oil and refined products to designated customers. Under the terms of our Notes (defined under “Item 10.C Material contracts - The Indenture”), the amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliated customers of PDVSA, whether individually or in the aggregate. Certain other designated customers accounted for 10% or more of PDVSA Petróleo’s total sales to designated customers for the period from January through December 2004. Of crude oil exports not sold in the United States and Canada, or 64 MBPD were sold in Europe, or 645 MBPD in the Caribbean and Central America and or 41 MBPD in South America and other destinations.

Of total refined petroleum products produced in Venezuela in 2004, or 485 MBPD were consumed in the domestic market and 660 MBPD were exported. Of total exports of refined petroleum products by PDVSA Petróleo in 2004, 277 MBPD were sold to the United States and Canada. In 2004, the total refined petroleum products sales to customers (including to customers outside of the United States and Canada) who qualified as designated customers was 120 MBPD. Affiliated customers of PDVSA accounted for 76% of refined product sales to designated customers and the remainders of refined product sales were to designated third parties. Of refined petroleum products not sold in the United States and Canada, 132 MBPD were sold in the Caribbean and Central America and 251 MBPD were exported to South America and other destinations.

Most of PDVSA Petróleo’s crude oil customers are long-standing customers that have had relationships with PDVSA for 15 to 30 years. In 2004, approximately or 65 % of PDVSA Petróleo’s crude oil export sales were made pursuant to PDVSA Petróleo’s customary terms and conditions to customers with whom it maintains long-standing commercial relationships. In 2004, approximately or 26% of PDVSA Petróleo’s total crude oil exports, were made under long-term contracts for specified volumes to U.S. subsidiaries or affiliated customers of PDVSA, approximately or 35% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliated customers of PDVSA.

A majority of PDVSA’s crude oil customers receive shipments on a regular basis. In the aggregate, such shipments are for relatively constant volumes throughout the year. As a result, other than with respect to certain U.S. producers of asphalt that purchase crude oil primarily from late spring through early fall, there is little seasonality in PDVSA’s sales volumes of crude oil. Crude oil customers are invoiced pursuant to pricing formulas set forth in the applicable contracts, which are generally based on market prices and standard payment terms of 30 days after delivery of crude oil or refined petroleum products. In 2004, over 89% of the invoices for crude oil and refined petroleum product export sales were paid on time and in accordance with the established credit terms.

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

PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and, as of December 31, 2004, carried on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries of approximately 71.2 million, representing approximately 3% of PDVSA’s total accounts receivable as of December 31, 2004 or less than 0.23% of PDVSA’s export sales for 2004. Based upon PDVSA Finance’s historical experience of not having any credit losses and based upon PDVSA Finance’s review of its receivables outstanding at December 31, 2004, PDVSA Finance did not carry any allowance for credit losses at December 31, 2004. There can be no assurance, however, that loss and delinquency for the receivables, including purchased receivables, in the future will be similar to that experienced in the past. See “Item 4.B Business overview - Credit and Collection Policies.”

The following tables set forth the composition of PDVSA’s exports of crude oil and refined petroleum products for the years 2002 through 2004:

	Year ended December 31,
	2004		2003		2002
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)

Crude oil(1):
Light (API gravity of 30º or more)	624	35%	657	40%	672	38%
Medium (API gravity of 21º or more and less than 30º)	298	17	299	18	360	20
Heavy and extra-heavy (API gravity of less than 21º)	852	48	692	42	732	42
Subtotal	1,774	100%	1,648	100%	1,764	100%

Refined petroleum products:
Gasoline/Naphtha	103	16%	108	22%	137	21%
Distillate(2)	178	27	167	33	231	36
High sulfur residual	185	28	134	27	149	23
Liquid petroleum gas	49	7	51	10	56	9
Other	145	22	42	8	74	11
Subtotal	660	100%	502	100%	647	100%
Total exports(3)	2,434		2,150		2,411
_______________
(1)	Includes sales of crude oil and subsidiaries and affiliated refineries (including to the Isla refinery in Curaçao) of 1,110 MBPD, 1,117 MBPD and 1,028 MBPD in 2004, 2003, and 2002, respectively.
(2)	Includes kerosene.
(3)	Does not include the Orimulsion’s export volumes at 53 MBPD, 91 MBPD and 93 MBPD in 2004, 2003 and 2002, respectively.

Average sales prices of PDVSA Exports

	Year ended December 31,
	2004	2003	2002
	($ per barrel)

Crude oil(1)	32.22	24.35	21.19
Refined petroleum products	34.66	26.53	24.23
Liquid petroleum gas	34.81	25.04	17.65
Weighted average for the year	32.88	24.89	21.94
_______________
(1)	Includes sales of crude oil to affiliates.

The following table sets forth the geographic breakdown of PDVSA’s exports of all types of crude oil, identifying sales to affiliates and third parties for the years 2002 through 2004, together with certain information regarding PDVSA’s exports of light and medium/heavy crude oil and of refined petroleum products for those years:

	Year ended December 31,
	2004		2003		2002
	(MBPD)	(% of total)	(MBPD)	(% of total)	(MBPD)	(% of total)
Crude Oil:
All types	1,774	100%	1,648	100%	1,764	100%
United States and Canada	1,024	58	923	56	1,053	60
Subsidiaries and affiliates	696	39	579	35	678	38
Third parties	328	19	344	21	375	22
Europe	64	4	88	5	134	8
Subsidiaries and affiliates	56	4	65	4	61	4
Third parties	8	-	23	1	73	4
Caribbean and Central America	645	36	572	35	500	28
Subsidiaries and affiliates	406	23	473	29	360	20
Third parties	239	13	99	6	140	8
South America and others	41	2	65	4	77	4
Third parties	41	2	65	4	77	4
Light (API gravity of 30º or greater)(1)	624	35	657	40	672	38
United States and Canada	236	13	273	17	256	14
Others	388	22	384	23	416	24
Medium/Heavy (API gravity of less than 30º)(2)	1,150	65	991	60	1,092	62
United States and Canada	788	44	651	40	797	45
Others	362	21	340	20	295	17

Refined petroleum products	660	100	502	100	647	100
United States and Canada	277	42	260	52	216	33
Others	383	58	242	48	431	67
Total crude oil and refined petroleum products exports	2,434	n.a.	2,150	n.a.	2,411	n.a.

Average sales price per barrel (in US$)
Light (API gravity of 30º or greater)	$36.57		$27.16		$23.46
Medium/Heavy (API gravity of less than 30º)	29.86		22.56		20.24
Refined petroleum products	34.66		26.53		23.52

_______________
(1)	Includes condensate.
(2)	Heavy oil includes reconstituted oil, which is a blend of heavy crude oil with lighter crude, condensates or refined petroleum products.

Crude oils can also be classified by sulfur content. “Sour” crude contain 0.5% or greater sulfur content (by weight) and “sweet” crude contain less than 0.5% sulfur content (by weight). Substantially all of PDVSA’s exports are classified as sour crude.

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

Under the Receivables Purchase Agreement, PDVSA Petróleo must ensure that the monthly average amount of sales to designated customers by PDVSA Petróleo during any consecutive twelve-month period represent at least the lesser of (1) 27 million barrels of oil of less than 30°API gravity and (2) 80% of PDVSA Petróleo’s total sales of oil of less than 30°API gravity to eligible customers. Effective as of August 2, 2004, the Receivables Purchase Agreement was amended to provide that PDVSA Petróleo must ensure that the monthly average amount of sales to designated customers by PDVSA Petróleo during any consecutive twelve-month period represent at least the lesser of (1) 4.5 million barrels of oil of less than 30°API gravity and (2) 40% of PDVSA Petróleo’s total sales of oil of less than 30°API gravity to eligible customers. Compliance with the above-mentioned covenant will require that PDVSA Petróleo deliver a designated customer’s notice to, and obtain the acknowledgment thereof by, any future U.S. or Canadian customer that accounts for any significant portion of PDVSA Petróleo’s sales of oil of less than 30°API gravity to the United States and Canada. In 2004, designated customers accounted for more than 67% of PDVSA Petróleo’s monthly crude oil shipments to the United States and Canada, and certain designated customers accounted for more than 10% of PDVSA Petróleo’s total sales to designated customers during 2004.

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

PDVSA Petróleo and we have jointly notified each designated customer that certain receivables owed by such designated customer may have been sold to PDVSA Finance and have instructed each designated customer to remit all payments with respect to receivables to a collection account maintained by PDVSA Finance and PDVSA Petróleo at Citibank, N.A. The designated customers have acknowledged receipt of such instruction. Payments made to the collection account on account of purchased eligible receivables are distributed to PDVSA Finance on a daily basis. PDVSA Finance uses such funds first to service its indebtedness, then for general corporate purposes, and finally to purchase additional eligible receivables of designated customers. See “Item 10.C Material contracts - The Fiscal Agency Agreement - Certain Covenants.”

The following table sets forth our accounts receivable outstanding at December 31, 2004, 2003 and 2002.

Our Outstanding Accounts Receivable at December 31, 2004, 2003 and 2002

	December 31,
	2004	2003	2002
	($ in millions)
Current purchased accounts receivable:
Affiliates	131.4	718.2	266.4
Non-affiliates	240.5	209.8	169.5
Subtotal	371.9	928.0	435.9
Rights to future (ungenerated) purchased accounts
Receivable	1,008.9	2,707.2	3,214.2
Total	1,380.8	3,635.2	3,650.1

The decrease in our rights to future purchased accounts receivable at December 31, 2004 compared to the prior year was due principally to the repayment of US$2,621 of debt including US$2,512 of the offer to purchase launched on August 2, 2004. With respect of current accounts receivable generated by PDVSA Petróleo the decrease was due principally to the revocation of Citgo and Hovensa as Designated Customers effective August 2, 2004, resulting from a decrease in volume of receivables purchased to 11.5 million barrels in 2004 from 33.5 million barrels in 2003, offset in part by an increase in the prices of receivables purchased by PDVSA Finance of crude oil and refined petroleum products from $27.6 average in 2003 to $32.4 average in 2004.

PDVSA’s Crude Oil Exports

Geographic Distribution of Exports

In 2004, PDVSA exported 65% of its total crude oil production. The balance was refined in Venezuela and the products were either exported or consumed in Venezuela. In 2004, approximately 58% PDVSA’s crude oil (by volume) was exported to North America — 53% to the United States and 5% to Canada. In 2004, 36% of PDVSA’s crude oil (by volume) was exported to the Caribbean and Central America, 4% was exported to Europe and 2% was exported to South America and other destinations.

Designated Customers for Crude Oil

In 2004, 74% of PDVSA’s crude oil exports were to customers (including customers outside of the United States and Canada) that qualified as designated customers.

The following table sets forth the list of customers that qualify as designated customers on the date hereof, identifying the designated customers who also are affiliated customers, and, where applicable, indicating the total years of relationship with PDVSA:

Designated Customer	Total Years of Relationship

Amerada Hess Corporation(1)	9
Amoco Oil Company	29
Cargill Energy Inc	29
Chemoil Corporation	29
Chevron Products Company	29
CITGO Asphalt Refining and Chemicals LP(4)	Affiliated Customer
CITGO International Supply Co.(4)	Affiliated Customer
CITGO Petroleum Corporation(4)	Affiliated Customer
CITGO Refining and Chemicals LP(4)	Affiliated Customer
CITGO Venezuela Supply Co.(4).	Affiliated Customer
Coastal Petroleum NV	27
Conoco Inc.	22

Designated Customer	Total Years of Relationship
Crown Central Petroleum Corporation	10
Equiva Trading International LLC(4)	7
Ergon Refining Inc.	22
Exxon Trading Company International	29
Exxon Mobil Sales and Supply Corporation	3
Farmland Industries Inc.	10
Fina Oil and Chemical Company	9
Hovensa, L.L.C(3)	Affiliated Customer
Hunt Refining Co.	29
Koch Supply and Trading Company	29
Koch Petroleum Group L.P.	29
Lyondell CITGO Refining Company Ltd. (5)	Affiliated Customer
Marathon Ashland Petroleum L.L.C.	12
Mepco Venezuela, Ltd.	14
Mobil Sales and Supply Corporation	29
Morgan Stanley Capital Group	29
Murphy Central Asia Oil Co., Ltd	14
Murphy Falklands Oil Co., Ltd	14
Murphy Faroes Oil Co., Ltd.	14
Murphy Oil Corporation	14
Murphy Oil Trading Company	14
Murphy Pacific Rim, Ltd	14
Murphy Philippines Oil Co. Ltd	14
Murphy Sabah Oil Co., Ltd	14
Murphy Sarawack Oil Co., Ltd	14
Murphy South Asia Oil Co. Ltd	14
National Cooperative Refinery Association	12
Neste Trifinery Petroleum Company	22
PDV Midwest Refining L.L.C.	Affiliated Customer
Pecten Trading Company	29
Petro Canada	29
Phillips Petroleum Company	29
Shell Canada Products Limited	29
Sinclair Oil Corporation	12
Star Enterprise	16
Texaco International Trader Inc.	29
Valero Marketing and Supply Company	29
__________________
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

(4)	Effective August 2, 2004, these clients are no longer Designated Customers.
(5)	Effective August 16, 2006, this client is no longer a Designated Customer because PDVSA sold its interest in this joint venture.

The following table provides a breakdown of the composition of sales of crude oil for the year ended December 31, 2004 and 2003 to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties.

Profile of PDVSA Petróleo’s Crude Oil Sales to Designated Customers
for the Year Ended December 31, 2004

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Total Crude Oil to Designated Customers/ Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)

Affiliated Customers(2):
CITGO(3)	30	428,409	313	3,586,130	343	4,014,539	20%	17%
LYONDELL-CITGO	--	--	236	2,601,806	236	2,601,806	15	12
Hovensa	159	2,122,597	122	1,371,410	281	3,494,007	8	14
Subtotal Affiliated Customers	189	2,551,006	671	7,559,346	860	10,110,352	43	43

Third parties:	203	2,702,453	241	2,553,504	444	5,255,957	15	22
Total	392	5,253,459	912	10,112,850	1,304	15,366,309	58%	65%
_______________
(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Profile of PDVSA Petróleo’s Crude Oil Sales to Designated Customers
for the Year Ended December 31, 2003

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Total Crude Oil to Designated Customers/ Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)

Affiliated Customers(2):
CITGO(3)	41	402,735	294	2,446,623	335	2,849,358	43%	29%
LYONDELL-CITGO	2	12,252	231	1,755,097	233	1,767,349	33	20
Midwest Refining	3	32,218	—	—	3	32,218	—	—
Hovensa	147	1,487,875	99	857,547	246	2,345,422	14	21
Subtotal Affiliated Customers	193	1,935,080	624	5,059,267	817	6,994,347	90	70

Third parties:	150	1,517,479	66	564,131	216	2,081,610	10	19
Total	343	3,452,559	690	5,623,398	1,033	9,075,957	100%	89%
________________
(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Because sales to designated customers change over time, the information in these tables is not necessarily indicative of future sales.

The following table provides information regarding average daily export sales of crude oil (by volume) to customers that qualify as designated customers on the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to designated customers compared to the total sales to eligible customers for the years 2002 through 2004:

PDVSA Petróleo’s Crude Oil Exports to Designated Customers
Historic Sales from 2002 through 2004

	Year ended December 31,
	2004			2003			2002
	Volume	% of Designated Customers (1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Volume	% of Designated Customers (1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Volume	% of Designated Customers (1)	Medium and Heavy to Designated Customers/ Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)
	(MBPD)			(MBPD)			(MBPD)

Affiliated Customers(1):
CITGO(2)	343	17	20%	335	29	43%	299	25	34%
LYONDELL-CITGO	236	12	15	233	20	33	202	17	25
Midwest Refining	--	--	--	3	--	--	1	--	--
Hovensa	281	14	8	246	21	14	202	17	5

Subtotal Affiliated Customers	860	43	43	817	70	90	704	59	64
Third Parties:	444	22	15	216	19	10	456	39	36
Total	1,304	65	58%	1,033	89	100%	1,160	98	100%
______________
(1)	Includes short-term sales and sales made pursuant to long-term agreements.
(2)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

PDVSA’s Sales to Affiliated Customers

PDVSA supplies all of its international refining affiliates with crude oil and feedstock that are either produced by PDVSA or purchased in the open market. Some of PDVSA’s affiliated customers in the United States that are designated customers have entered into long-term supply contracts with PDVSA. These contracts require the supply of minimum quantities of crude oil and other feedstock for a fixed period of usually 20 to 25 years, with terms expiring on or after 2006.

These contracts incorporate price formulas based on the market value of a slate of refined petroleum products deemed to be produced by a specific refining configuration from each particular grade of crude oil or feedstock, less (1) certain deemed refining costs, (2) certain actual costs, including transportation charges, import duties and taxes and (3) a fixed margin, which varies according to the grade of crude oil or other feedstock delivered. Fixed margins and deemed costs are adjusted periodically by formulae primarily based on the rate of inflation. Because deemed operating costs and the slate of refined petroleum products deemed to be produced for a given barrel of crude oil or other feedstock do not necessarily reflect the actual costs and yields for any given period, the actual refining margin earned by the purchaser under the various contracts will vary depending on, among other things, the efficiency with which such purchaser conducts its operations during such period. These contracts are designed to reduce the inherent earnings volatility of the refining and marketing operations of PDVSA’s international refining affiliates. Other supply contracts between PDVSA and its affiliated customers in the United States provide for the sale of crude oil at market prices. Some of these contracts also provide that, under certain circumstances, if supplies are interrupted, PDVSA is required to compensate the affected affiliate for any additional costs incurred in securing other sources of crude oil or other feedstock.

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

The following table sets forth the accounts receivable outstanding as of December 31, 2004, 2003 and 2002, corresponding to export sales by PDVSA Petróleo of crude oil to affiliated customers and third parties that qualify as our designated customers on the date hereof:

PDVSA Petróleo’s Accounts Receivable by Customer Affiliation
for Designated Customers
(crude oil only)

	As of December 31,
Type of Customer	2004	2003	2002
	($ in millions)

Affiliated Customers(1)	196.2	644.3	389.5
Third Parties	279.3	255.6	221.5

__________________
(1)	CITGO, LYONDELL-CITGO, Hovensa and Midwest Refining are customers under long-term contracts.

Refined Petroleum Products Exports

In 2004, PDVSA exported 57% of the refined petroleum products it produced in Venezuela. Of PDVSA’s exports of refined petroleum products produced in Venezuela in 2004, 42% were exported to the United States and Canada, 38% to the Caribbean and Central America and 20% to South America and other destinations.

Our Designated Customers for Refined Petroleum Products

The following tables provide information regarding average daily export sales of refined petroleum products in volume to customers that qualify as our designated customers as of the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of sales to our designated customers compared to the total sales to eligible customers for the years ended December 31, 2004 and 2003:

Profile of PDVSA Petróleo’s Refined Petroleum Products Sales to Designated Customers
For the Year Ended December 31, 2004

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	MBPD	($ in thousands)	(%)

Affiliated Customers(2):
CITGO(3)	91	11,370	46
Hovensa	1	1,391,514	1
Subtotal Affiliated Customers	92	1,403,884	47
Third Parties:	28	391,906	14
Total:	120	1,795,790	61

__________________
(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Profile of PDVSA Petróleo’s Refined Petroleum Products Sales to Designated Customers
for the Year Ended December 31, 2003

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	MBPD	($ in thousands)	(%)

Affiliated Customers(2):
CITGO(3)	99	1,169,526	56
Subtotal Affiliated Customers	99	1,169,526	56
Third Parties:	23	244,333	13
Total:	122	1,413,859	69

_________________
(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

The following table provides information regarding average daily export sales of refined petroleum products in volume to customers that qualify as designated customers as of the date hereof, identifying sales to affiliated customers and third parties and indicating the percentage of total sales to such customers represented for the years 2002 through 2004:

PDVSA Petróleo’s Refined Petroleum Products Exports to Designated Customers
Historic Sales from 2002 through 2004

	December 31,
	2004		2003		2002
	Volume	% of Designated Customers(1)	Volume	% of Designated Customers(1)	Volume	% of Designated Customers(1)
	(MBPD)		(MBPD)		(MBPD)

Affiliated Customers(2):
CITGO	91	46	99	56	58	29
LYONDELL-CITGO	—	—	—	—	5	3
HOVENSA	1	1	—	—	9	5
Subtotal Affiliated Customers	92	47	99	56	72	37
Third Parties:	28	14	23	13	45	23
Total:	120	61	122	69	117	60
_______________
(1)	By volume of sales.
(2)	Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)	Includes CITGO, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

Contract Terms and Conditions

Most of PDVSA Petróleo’s crude oil customers are long-standing customers that have had commercial relationships with PDVSA for 15 to 30 years. In 2004, approximately 65% of PDVSA Petróleo’s total crude oil export sales were made pursuant to PDVSA Petróleo’s customary terms and conditions to such long-standing customers, out of which approximately 26% were sales under long-term contracts for specified volumes to U.S. subsidiaries or affiliates of PDVSA and approximately 35% were sales under long-term contracts for specified volumes to non-U.S. subsidiaries or affiliates of PDVSA.

Of PDVSA’s total sales by volume of refined petroleum products in 2004, 34% were made pursuant to short-term contracts and in accordance with PDVSA’s customary terms and conditions and 66% of refined petroleum products exported were sold pursuant to long-term contracts for specified volumes, priced pursuant to formulas that are based on market prices.

The following table sets forth the accounts receivable outstanding as of December 31, 2004, 2003 and 2002, corresponding to export sales by PDVSA Petróleo of refined petroleum products produced in Venezuela to affiliated customers and third parties that qualify as designated customers on the date hereof:

PDVSA Petróleo’s Accounts Receivable by Customer Affiliation for Designated Customers
(for Refined Petroleum Products only)

	As of December 31,
Type of Customer and Basis of Sale	2004	2003	2002
	($ in millions)
Affiliated Customers(1)	—	109.2	44.2
Third Parties	41.6	23.5	18.0

________________
(1)	CITGO is the only affiliate purchasing refined petroleum products under long-term contracts.

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

Based on the credit analysis, estimated business potential of the customer and an appraisal of current market conditions, the Financial Evaluation Credit unit recommends a specific credit limit and specific terms and conditions with respect to accounts opened for each potential customer. As recommended by the credit unit, accounts are opened with one of the following conditions: (1) unrestricted account, for the highest credit quality customers; (2) accounts with a parent company guarantee, for customers whose parent companies have a high quality credit rating; (3) accounts that are backed by a documentary or stand-by letter of credit, in selected case, PDVSA may sell crude oil or refined petroleum products to customers that do not meet the above creditworthiness criteria if it determines that it is advisable to do so for commercial or market reasons. In theses cases, PDVSA sells its products on a prepaid basis, where the customer pays for its purchases in advance of delivery. In 2004, 2003 and 2002, the percentages of PDVSA’s total export sales of crude oil that were backed by letters of credit were 18%, 9% and 11%, respectively. The recommended term of credit is usually net cash within 30 days after the bill of lading date.

Billing and Payment

A majority of PDVSA’s export sales of crude oil and refined petroleum products are conducted on a free on board (FOB) basis and title to the crude oil or refined petroleum product passes to the customer upon its loading on the ship. Subsequent to the delivery of crude oil or refined petroleum products at the designated port, PDVSA provides the customer with a preliminary estimate of the purchase price for the volume delivered which is based on the formula price specified in the applicable sales contract. The final price for the quantity delivered is stated on an invoice prepared by the Invoicing unit within the International Finance Area in PDVSA Petróleo, generally within 25 days of the delivery of crude oil or refined petroleum product, and the invoice is presented to the customer immediately by fax or telex transmission. The full amount of the invoice is due within the term established by PDVSA Petróleo’s commerce and supply division for such customer depending on the payment modality, which can be: open account, letter of credit (documentary letter of credit or stand by letter of credit) or prepayment, also the period to issue the invoice to the client is directly related to the payment modality. PDVSA typically imposes interest and administrative charges on a daily basis equivalent to an annual rate of 18% for all accounts that are past due. PDVSA does not provide discounts or rebates for advance payments of any amount due.

Monitoring of Existing Accounts

PDVSA has a comprehensive program to monitor outstanding receivables. Senior management in the sales and finance departments of PDVSA are notified on a daily basis of any overdue payments and further sales may be suspended and credit may be canceled, unless the customer promptly pays its overdue invoices. In addition, the creditworthiness of existing customers is monitored by PDVSA Petróleo’s Accounts Receivable unit from International Finance operations, and the terms and conditions of sales to such customers are periodically adjusted to reflect changes in customers’ creditworthiness.

Loss and Delinquency Experience

PDVSA has not experienced any losses for accounts receivables on net sales of crude oil and/or refined petroleum products since 1998, and, as of December 31, 2004, carried on its books provisions for losses of accounts receivable generated by the export of crude oil by its Venezuelan operating subsidiaries of approximately $71.2 million, representing approximately 3% of PDVSA’s total accounts receivable as of December 31, 2004 or less than 0.23% of PDVSA’s export sales for 2004. These provisions for losses are currently being pursued by PDVSA’s legal department either through direct negotiations with the customers or by means of legal proceedings. Based upon PDVSA Finance’s historical experience of not having any credit losses and based upon PDVSA Finance’s review of its receivables outstanding at December 31, 2004, PDVSA Finance did not carry any allowance for credit losses at December 31, 2004. There can be no assurance, however, that loss and delinquency for the receivables, including purchased receivables, in the future will be similar to that experienced in the past.

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

Delinquency and Loss Experience of Receivables

	Delinquency Experience		Loss Experience
Year Ended December 31,	PDVSA’s Customers	Designated Customers	PDVSA’s Customers	Designated Customers
	($ in thousands)		($ in thousands)
2004	44.3	—	—	—
2003	141.9	0.5	—	—
2002	62.9	—	—	—
	249.1	0.5	—	—

The figures corresponding to delinquencies for the period from 2002 to 2004 represent 0.15% of the total amount of sales for that period. Such delinquencies are not considered significant or unusual and are not expected to have any impact on the future performance of the portfolio of receivables.

As of December 31, 2004, PDVSA Finance has not experienced any credit losses. All of our accounts receivables are current as of December 31, 2004. PDVSA Finance has no allowance for credit losses at December 31, 2004 and has not recorded any provision for credit losses for the years ended December 31, 2004, 2003 and 2002.

Average Delinquencies

Approximately 89% of PDVSA’s customers pay their amounts invoiced by the payment due date, in accordance with the credit terms established in the sales contract. PDVSA’s low rate of payment delinquencies is attributable to the high credit quality of its portfolio of customers, its contract terms and the relatively high interest rate and administrative charges that PDVSA charges as a penalty on delinquent payments. The majority of payment delinquencies that PDVSA has experienced have resulted from claims that relate to difference in prices or the quality or quantity of crude oil or refined petroleum product received.

During 2003, PDVSA’s Invoicing Unit did not timely prepare invoices such that customers could pay invoices prior to the due date. The invoicing delays, among other factors, was due to the December 2002 work stoppage that derived in the suspension of the support systems, the lack of information to apply the corresponding price formulas and to the inexperience of the personal biller. The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at December 31, 2004:

Current Aging Schedule at December 31, 2004

	Number of Days
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)

Crude Oil	1,137.4	3.9	141.9	1,283.2
Refined Petroleum Products	464.6	1.6	58.0	524.2
Total	1,602.0	5.5	199.9	1,807.4

As of December 31, 2004, all of our purchased account receivables are current.

The following table sets forth information concerning the aging schedule for accounts receivable generated by export sales of crude oil and refined petroleum products at the end of each quarter in 2004 and 2003:

Quarterly Historic Aging Schedule for 2004 and 2003(1)

	Number of Days
	0-30	31-60	>60	Total
		($ in millions)		($ in millions)

2004
March 31	820.9	2.1	50.5	873.5
June 30	1,269.6	3.4	66.2	1,339.2
September 30	1,833.5	15.4	117.6	1,966.5
December 31	1,602.0	5.5	199.9	1,807.4
2003
March 31	644.3	291.7	647.9	1,583.9
June 30	523.9	445.5	1,122.9	2,092.3
September 30	451.2	253.2	1,142.4	1,846.8
December 31	538.1	147.7	716.3	1,402.1
_________________
(1)	Includes only export sales of crude oil and refined petroleum products from Venezuela.

4.C.	Organizational structure

Petróleos de Venezuela conducts its operations through its Venezuelan and international subsidiaries. In 1997, PDVSA established a new operating structure based on business units and since then, PDVSA has been involved in a process of transforming its operations with the aim of improving productivity, modernizing its administrative processes and enhancing the return on capital. This process involved the merger of its former operating subsidiaries Lagoven, S.A. and Maraven, S.A. into Corpoven, S.A., effective January 1, 1998, and renaming the combined entity PDVSA Petróleo y Gas, S.A. (“PDVSA P&G”). In May 2001, Petróleos de Venezuela renamed PDVSA P&G “PDVSA Petróleo, S.A.” and began the process of transferring non-associated gas assets to PDVSA Gas, S.A. during the second quarter of 2001.

PDVSA’s oil-related activities are governed by The Organic Hydrocarbons Law, which came into effect in January 2002. PDVSA’s gas related activities are regulated by The Organic Hydrocarbons Law of September 1999 and its regulations dated June 2000.

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

PDVSA Finance was established in 1998 to serve as PDVSA’s principal vehicle for corporate financing through the issuance of unsecured debt. PDVSA Finance has no subsidiaries. See our overview of our business structure and principal agreements in Item “4.B Business overview.”

4.D.	Property, plants and equipment

PDVSA Finance does not own or lease any material physical properties or assets other than the accounts receivable of designated customers acquired from PDVSA Petróleo.

Item 5.	Operating and Financial Review and Prospects

Basis of presentation

The following discussion should be read in conjunction with our financial statements included herein. Our financial statements are prepared and presented in accordance with IFRS. There are differences between IFRS and U.S. GAAP, as of and for the years ended December 31, 2004, 2003 and 2002 as they relate to the Company’s financial statements which are reported in note 2(i) to the financial statements.

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

5.A.	Operating results

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

PDVSA’s operations, including the production of crude oil, began to normalize in February 2003. By April 2003, PDVSA’s crude oil production levels returned to approximately 3.2 million barrels per day. PDVSA’s crude oil production level was approximately 2.7 million barrels per day in December 2004 and approximately 2.8 million barrels in September 2006. While PDVSA’s production and export have substantially returned to pre-December 2002 levels, we have no control over the occurrence of such developments and cannot assure you that similar events will not occur in the future.

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

After the settlement of the tender offer and consent solicitation on August 2, 2004, the following notes remain outstanding:

Notes	Outstanding Principal Amount Before Tender Offer		Principal Amount Validly Tendered	Outstanding Principal Amount After Tender Offer
6.250% Euro Notes due 2006	Euro	88,400,000	87,449,258	950,742
6.650% Notes due 2006	US$	300,000	291,693	8,307
9.375% Notes due 2007	US$	250,000	243,980	6,020
6.800% Notes due 2008	US$	300,000	293,859	6,141
9.750% Notes due 2010	US$	250,000	225,810	24,190
8.500% Notes due 2012	US$	500,000	471,133	28,867
7.400% Notes due 2016	US$	400,000	387,335	12,665
9.950% Notes due 2020	US$	100,000	97,050	2,950
7.500% Notes due 2028	US$	400,000	394,790	5,210

Total outstanding principal amount of notes:	US$	2,607,326(1)
Total principal amount of notes tendered:	US$	2,511,822(1)
Percentage of notes tendered, considered as a single class:		96.34%(1)
________________
(1)	Using the US dollar/Euro exchange rate of 1.2141 as of 5:00 p.m., New York City time, on July 26, 2004 (the expiration date of the tender offer).

PDVSA Finance funded its purchase of the tendered notes, and fees and expenses related to the tender offer and consent solicitation, by selling to PDVSA Petróleo its rights to future (ungenerated) purchased accounts receivable.

On April 11, 2006 the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

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

Results of Operations — December 31, 2004 compared to December 31, 2003

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

The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31,
	2004	2003
	($ in thousands)

Discounts on future purchased eligible receivables	6,743	36,927
Discounts on current purchased eligible receivables	232,253	339,162
Other income	1,289	3,422
Total revenues	240,285	379,511

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

The decrease in discounts on future purchased eligible receivables was due primarily to the decrease in the rights to future (ungenerated) accounts receivable caused by the repayment of $2,621 million of principal in 2004, including $2,512 million resulting from the offer to purchase that PDVSA Finance completed on August 2, 2004.

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

The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer. The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points. The discount rates applied to the purchase of eligible receivables as of December 31, 2004 and December 31, 2003 were 9.43% and 8.68%, respectively. The discount rates applicable to eligible receivables purchased after December 31, 2004 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for given eligible receivables (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points.

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

Interest Expense

Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $151.1 million and $254.4 million for the years ended December 31, 2004 and 2003, respectively.

The decrease in our interest expense is due principally to the repayment of $2,621 million of our outstanding long-term debt in 2004.

Foreign Exchange

During 1999, we undertook Euro debt amounting to Euro 200 million and recorded unrealized and realized exchange gains of $9.0 million during the year ended December 31, 2004 and unrealized and realized exchange losses of $12.8 million during the year ended December 31, 2003, resulting principally from the fluctuation of the Euro relative to the U.S. dollar.

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

Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a derivative financial instrument. As a result, our financial results were affected by the volatility caused by marking the contract to market and recording such results in our income statement. During the year ended December 31, 2004 the Company recorded a loss on the cross-currency swap of US$1.9 million, representing an unrealized loss of US$4.3 million less a realized gain on unwinding the swap agreement of US$2.4 million. During the year ended December 31, 2003 we reported a gain of US$13.1 million, resulting from the change in fair value of the cross-currency swap.

On August 2, 2004, PDVSA Finance repaid approximately 98.92% of the Euro 6.25% notes due 2006 that remained outstanding upon completion of a tender offer after which an aggregate principal amount of Euro 950,742 of such notes remained outstanding.

On April 11, 2006 the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

Because substantially all of PDVSA Finance’s Euro notes were repaid by the company in connection with the tender offer, PDVSA Finance unwound its cross-currency swap agreement in respect of the Euro notes, effective July 28, 2004 (the “Cancellation Date”). As a result, PDVSA Finance currently is no longer a party to any cross-currency swap agreement in respect of its outstanding Euro notes.

Based on the value of the U.S. dollar/Euro exchange rate on the Cancellation Date of 1.20, PDVSA Finance made a one-time gain on the transaction of US$2.5 million, which was collected in cash. Because PDVSA Finance considers the amount of Euro notes that currently remain outstanding to be immaterial from a currency-risk standpoint, the Company has not entered, nor does it plan to enter, into another cross-currency swap to cover such risk in respect of the Euro notes.

General and Administrative Expenses

Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among PDVSA Petróleo, Petróleos de Venezuela and Citibank, N.A. filed with the U.S. Securities and Exchange Commission as exhibit 10.2 to the 1998 registration statement. General and administrative expenses amounted to $9.2 million and $7.6 million for the years ended December 31, 2004 and 2003, respectively, attributable primarily to fees paid to PDVSA Petróleo, as servicer, amounting to $9.1 million in 2004 (based on collections of $11,481 million for that year) and $7.2 million in 2003 (based on collections of $9,016 million for that year).

Income Tax

As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $11.8 million and $18.6 million for the years ended December 31, 2004 and 2003, respectively. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

Results of Operations - December 31, 2003 compared to December 31, 2002

Revenues

The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Year ended December 31,
	2003	2002
	($ in thousands)

Discounts on future purchased eligible receivables	$36,927	$58,250
Discounts on current purchased eligible receivables	339,162	324,576
Other income	3,422	3,680
Total revenues	$379,511	$386,506

Purchased accounts receivable from designated customers include future eligible receivables (i.e., accounts receivable which we have paid for pursuant to the Receivables Purchase Agreement but which have not yet been generated by PDVSA Petróleo, in each case as of the date of the corresponding balance sheet) as well as current eligible receivables (i.e., accounts receivable which we have paid for and which have been generated by PDVSA Petróleo as of the date of the corresponding Balance Sheet)

The decrease in discounts on future purchased eligible receivables was due primarily to the decrease in the rights to future (ungenerated) accounts receivable caused by the repayment of $352 million of principal in 2003, and to an increased in our rights to current purchased eligible receivable.

Interest Expense

Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $254.4 million and $276.1 million for the years ended December 31, 2003 and 2002, respectively.

The decrease in our interest expense is due principally to the repayment of $352 million of our outstanding long-term debt in 2003.

Foreign Exchange

During 1999, we undertook Euro dollar debt amounting to Euro 200 million and recorded unrealized and realized exchange losses during the years ended December 31, 2003 of $12.8 million, and unrealized exchange gains of $26.6 million during the year ended December 31, 2002, resulting principally from the fluctuation of the Euro relative to the U.S. dollar.

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

General and Administrative Expenses

Our general and administrative expenses include primarily expenses incurred in connection with services rendered to us by Petróleos de Venezuela and certain of its subsidiaries. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement. General and administrative expenses amounted to $7.6 million and $8.3 million for the years ended December 31, 2003 and 2002, respectively, attributable primarily to the fee paid to the servicer amounting to $7.2 million in 2003 (based on collections of $9,016 million for that year) and $7.7 million in 2002 (based on collections of $9,623 million for that year).

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

5.B.	Liquidity and capital resources

Overview

Our sources of liquidity are:

•	our collections on purchased receivables;

•	proceeds from any debt issuances; and

•	additional capital contributions.

Collections on Purchased Receivables during any given period will be determined by the volume of eligible receivables generated by PDVSA Petróleo, which in turn will be affected by volumes of oil and products exported and international oil prices. Current eligible receivables (i.e., accounts receivable which have been generated by PDVSA Petróleo) are, by their payment terms, payable in full no later than sixty (60) days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates. Under the Receivables Purchase Agreement, as amended effective on August 2, 2004, as a result of PDVSA’s offer to purchase and consent solicitation, PDVSA is not required to generate any amount of eligible receivables within any specified period. Accordingly, until future eligible receivables have been generated and thereby become current, it is not possible to determine their payments terms. However, PDVSA Petróleo is required to cause the monthly average amount of eligible receivables of designated customers generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent the lesser of (1) 27 million barrels (or 4.5 million barrels, effective as of August 2, 2004) of crude oil of less than 30°API gravity and (2) 80% (or 40% effective as of August 2, 2004) of its total eligible receivables generated from sales of crude oil of less than 30° API gravity. Furthermore, pursuant to the terms of the Fiscal Agency Agreement, we may not permit the debt service coverage ratio defined in the Fiscal Agency Agreement to be less than 4 to 1 on any date of determination defined in the Fiscal Agency Agreement. See “Item 10.C Material contracts.”

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

Cash Flows from Operating Activities

Our net cash provided by our operating activities was approximately $42.3 million in 2004, compared to approximately $46.8 million in 2003. The decrease in cash flows from our operation was due principally to a reduction in the income from discount on purchased accounts receivable, net of interest expense.

Cash Flows from Investing Activities

Our net cash provided by investing activities was approximately $2,411.6 million in 2004, compared to approximately $72.4 million in 2003. The increase in cash flows from our investing activities was primarily due to an increase in collection of accounts receivable, offset in part by the repayment which PDVSA Petróleo made to PDVSA Finance for the repurchase of debt made on August 2, 2004.

Cash Flows from Financing Activities

We did not issue additional debt in 2004 and 2003. Our net cash flows used in financing activities of approximately $2,620.8 million in 2004 and approximately $351.3 million in 2003, represent debt repayments. A summary of our outstanding long-term debt at year end follows:

	December 31,
	2004	2003
	($ in thousands)
6.450% Notes due 2002 through 2004	-	50,000
6.650% Notes due 2004 through 2006	6,920	300,000
6.800% Notes due 2007 through 2008	6,141	300,000
7.400% Notes due 2014 through 2016	12,665	400,000
7.500% Notes due 2027 through 2028	5,210	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	-	28,000
9.375% Notes due 2004 through 2007	5,165	250,000
9.750% Notes due 2008 through 2010	24,190	250,000
9.950% Notes due 2018 through 2020	2,950	100,000
6.250% Euro denominated Notes due 2002 through 2006	930	142,383
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	28,867	500,000
	391,038	3,018,383
Less current portion of long-term debt	(7,984)	(225,887)

Total long-term debt	383,054	2,792,496

As of December 31, 2004, the maturity and repayment schedule for our debt is as follows:

Expected Maturities	Fixed RateDebt
($ in millions)
2005	8
2006	3
2007	4
2008	13
2009	64
Thereafter	299
Total	391

See note 6 to our financial statements for further discussion on our debt obligations.

On April 11, 2006 the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission, and the bonds are no longer rated by the Credit Rating Agencies.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

5.C.	Research and development, patents and licenses

Not applicable.

5.D.	Trend information

See “Item 5.A Operating results - Overview and Trends”.

5.E.	Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably expected to have, a current or future effect on our financial condition, changes in financial condition, results of operations or liquidity, in each case, the disclosure of which would be material to investors.

5.F.	Tabular disclosure of contractual obligations

	Payments Due by Period ($ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations at December 31, 2004	391	8	20	187	176
Total	391	8	20	187	176

On April 11, 2006 the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

5.G.	Safe harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

6.A.	Directors and senior management

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

Our current board of directors and executive officers are as follows:

Name	Position with PDVSA Finance	Year of Appointment	Age
Eudomario Carruyo	Principal Director and President	2005	61
Jesús Villanueva	Principal Director and Vice President	2005	58
Antonio Simancas Cardozo	Principal Director and Financial Manager	2005	58
Michael Austin	Independent Director	1998	70
Hector Gamboa	Alternate Director and Treasury Manager	2006	49
Asdrúbal Chávez	Alternate Director	2005	52

Set forth below is a description of the business experience and present principal occupations of each member of our board of directors and our executive officers:

Eudomario Carruyo was appointed our Principal Director and President in 2005. Mr. Carruyo is also currently Director of Petróleos de Venezuela since January 2005. Mr. Carruyo received a Public Accounting Degree from the Universidad del Zulia in 1972. He has completed several specialization and post-graduate courses in the areas of Finance and Management in Columbia University, in New York, and Michigan University, in Ann Arbor. He had a training assignment in international banking at Chase Manhattan Bank, in New York. He has 38 years of experience in the domestic oil and petrochemical industry. He started his career in the Corporación Venezolana del Petróleo (CVP), a PDVSA subsidiary, in 1964. Between 1964 and 1987 he held the following positions: Corporate Treasury Manager, Corporate Comptroller Manager, Corporate Budget and Economic Evaluation Manager, Corporate Costs Manager, Finance Manager for the Western Division, Finance Manager for the San Tomé Area, Finance Manager for the El Palito Refinery and President of the Bidding Committee. In 1991 he was transferred to Palmaven, PDVSA’s affiliate, where he worked for six years (1992-1997), acting as Finance Manager and later as Director of this affiliate. Simultaneously, and as a Palmaven representative, he sat on the Boards of Directors of several of its businesses. In 1997 he retired from the oil industry and then re-entered as PDVSA’s Statutory Auditor from April 2000 until December 2002 (first as assistant and then as Principal). In January 2003, he was appointed Finance Executive Director for PDVSA and held this position until June of the same year when he was designated Director of the following affiliates: CITGO Corporation, PDVSA Finance, PDVSA Insurance, PDV Holding, and the Pension Funds Association. Since July 2003, he has acted as Pequiven Director, coordinating the closure of PDVSA and its affiliates fiscal year 2002 and the preparation of operational financial reports both for internal use and for the SEC. Simultaneously with his responsibilities at Pequiven, he also acts as Director of the following businesses and affiliates: Fertinitro, Monómeros Colombo-Venezolanos, Metor International, Produven, Super Octanos, Supermetanol, Tripoliven, Clorozulia, Coramer, Olefinas del Zulia, Polinter, Propilven, Pralca, Produsal, Servifertil, International Petrochemical Holding LTD (IPHL), International Petrochemical Sales Limited (IPSL), Copequim, Grupo Zuliano and Sofilago. He was appointed Director of PDVSA in January 2005, serving concurrently as Director of CITGO Petroleum Corporation, Director of PDVSA Petróleo S.A., Director of Deltaven S.A., Vice-President of PDV Marina, President of PDVSA Finance and President of PDV Insurance.

Jesús Villanueva was appointed our Principal Director and Vice President in 2005. Mr. Villanueva has a Bachelor’s degree in Public Accounting and received a Master degree in Hydrocarbons Economy and Management from Universidad Central de Venezuela in 1988. He started his professional activities in 1974 as Assistant in the Auditing Division of Espiñeira Sheldon y Asociados (Price Waterhouse Coopers) where he worked until 1982. He joined the Venezuelan oil industry in 1982 at Meneven, then a PDVSA subsidiary. During his professional career he has held different supervising and managerial positions in San Tomé, Anaco, Puerto La Cruz and Caracas, in Auditing and Finances for Meneven and Corpoven. Beginning in February 2002, he acted as Principal Director for PDVSA and later on went back to his former position as General Auditor. He was appointed Director of PDVSA in January 2005. He has been internationally certified as Internal Auditor by the Institute of Internal Auditors (1999) and a Certified Fraud Examiner (2004).

Antonio Simancas Cardozo was appointed as our Principal Director in 2005. Mr. Simancas was appointed the new Chief Financial Officer by the Human Resources Committee of PDVSA. He has a Bachelor’s degree from the Central University of Venezuela in 1973. He holds a Master’s degree in Economic Sciences from Oklahoma State University and specializations in Business Law from the Santa Maria University, Venezuela and took Management and Marketing from University of Tennessee. Mr. Simancas has worked as a business consultant, Finance Manager for a subsidiary of the Cisneros Group, General Director of the Venezuelan Institute of Social Security, Controller for the Social Investment Fund of Venezuela, Technical Manager and General Manager for the Superintendence of Banks, Controller for the National Council for Scientific and Technological Investigations. At PDVSA, he has been Petroleum Accounting Corporate Manager, Accounting and Budget Manager in the Production Division, Finance Manager in Bariven Europe, Financing Manager for PDVSA’s subsidiary Bariven and International Finance Advisor. He also acts as Director of the following business and affiliates: PDV Insurance and the Pension Funds Association.

Michael Austin was appointed as an Independent Director in April 1998. Mr. Austin, a resident of the Cayman Islands, is a Chartered Accountant. He was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969. He is an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin was the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years after which he served as a director of the Cayman Islands Monetary Authority from January, 1997 and was appointed Chairman of the board in January 2003, a position he held until his retirement on July 31, 2004.

Hector Gamboa was appointed as our Alternate Director and Treasury Manager in March 2006. He is also currently the Treasury Manager of Petróleos de Venezuela. Mr. Gamboa graduated with a Bachelor’s degree in business administration from the University of Louisiana - Lafayette in 1980. He also has a Master’s degree in business administration from the Institute of Superior Business Studies “IESA” Caracas. He joined the Venezuelan National Oil Industry in 1980 and worked at the eastern Exploration and Production districts for 12 years. In PDVSA’s headquarters he was an administration supervisor and a senior planning analyst. He has also been adviser for the Corporate Finance Director (CFO), Business Financial Evaluation Manager and Corporate Financing, Investments and Insurance Manager. Currently, he is PDVSA’s Corporate Treasurer and Director of the Pension Funds Association and Director of PDV Insurance Co.

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

6.B.	Compensation

Most of our directors and senior management also serve as directors or senior management of Petróleos de Venezuela. The employee directors receive no additional compensation. For the year ended December 31, 2004, we compensated our independent principal director in the amount of $10,061 for services rendered.

6.C.	Board practices

The dates of appointment our current directors and executive officers are set forth under “Item 6.A Directors and senior management.” Our directors and executive officers do not have set terms of appointment. We have not entered into any service or employment contracts with any of our directors and executive officers. We currently do not have any audit or remuneration committees.

6.D.	Employees

PDVSA Finance has no employees. Our day-to-day operations, including the servicing and collections of our accounts receivable, are managed by employees of Petróleos de Venezuela.

6.E.	Share ownership

As of November 1, 2006, we had 200,000,000 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petróleos de Venezuela.

Item 7.	Major Shareholders and Related Party Transactions

7.A.	Major shareholders

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

7.B.	Related party transactions

We have entered into the following agreements with Petróleos de Venezuela and/or PDVSA Petróleo: the Receivables Purchase Agreement, the Servicing and Collection Agency Agreement and the Separateness Agreement between PDVSA Finance and Petróleos de Venezuela. See “Item 10.C Material contracts” for a description of the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement. Each of the above agreements was filed as an exhibit to our 2003 annual report. For additional information on our related party transactions, see note 7 to our financial statements.

Item 8.	Financial Information

8.A.	Consolidated Statements and Other Financial Information

Financial statements and Report of Independent Registered Public Accounting Firm

See “Item 18. Financial Statements” for our audited financial statements and the Report of Independent Registered Public Accounting Firm.

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

Dividend policy

We do not have a formal dividend policy and have not distributed any dividends as of December 31, 2004.

8.B.	Significant Changes

There have been no significant changes since the date of the annual financial statements included in this document.

Item 9.	The Offer and Listing

9.A.	Offer and listing details

Our common stock is not registered and there is no trading market for our common stock.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

See “9.a Offering and listing details” for information regarding our common stock. Our senior notes 6.650% Notes due 2006, 9.375% Notes due 2007, 6.800% Notes due 2008, 9.750% Notes due 2010, 7.400% Notes due 2016, 9.950% Notes due 2020 and 7.500% Notes due 2028 were listed on the Luxembourg Stock Exchange. Our 8.500% Notes due 2012 were not listed on any securities exchange. On April 11, 2006 the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

Item 10.	Additional Information

10.A.	Share capital

Not applicable.

10.B.	Memorandum and articles of association

PDVSA Finance incorporates by reference the information regarding its memorandum and articles of association included in the registration statement on Form F-4 of Petróleos de Venezuela and PDVSA Finance filed with the SEC on November 27, 1988.

10.C.	Material contracts

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

Each of the above-mentioned agreements was included as an exhibit to our 2003 annual report, and can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. These agreements are also available for inspection at the principal office of the Fiscal Agent in The City of New York, which is presently located at J.P. Morgan Chase Bank (formerly, “The Chase Manhattan Bank”), Institutional Trust Services, 450 West 33rd Street, 15th Floor, New York, New York 10001. See “Annex A — Glossary of Certain Defined Terms Used Primarily Under “Item 10.C Material contracts” for the definition of capitalized terms used in the above-mentioned agreements.

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

Duties of the Collection Agent. Each Collection Agent is required to transfer amounts corresponding to PDVSA Finance’s interest in each Collection to PDVSA Finance, and any amounts corresponding to PDVSA Petróleo’s interest in each Collection to PDVSA Petróleo. No distribution in respect of Collections will be deemed definitive until the Servicer, relying on information supplied by PDVSA Petróleo, the relevant Collection Agent and the Designated Customers, determines the proper allocation of each Collection. PDVSA Petróleo and PDVSA Finance have agreed to reverse any over-payments. Each Collection Agent will deliver a daily report to the Servicer indicating the amount of Collections deposited in its Collection Account. Each Collection Agent will transfer funds corresponding to PDVSA Finance’s interest in any Collection Account maintained with it by PDVSA Finance and PDVSA Petróleo in accordance with, and not later than one Business Day after, receiving payment instructions from the Servicer unless the Collection Agent has been instructed to transfer funds to the Retention Account as contemplated under “Description of the Fiscal Agency Agreement - Funding and Administration of Retention Account.” Amounts remaining in a Collection Account overnight shall be invested on behalf of PDVSA Finance as instructed by the Investment Manager. Collection Agents shall be under no obligation to any party to inquire as to the performance of any party under the Receivables Purchase Agreement and the Servicing and Collection Agency Agreement, nor to inspect the books, properties or records of PDVSA Petróleo or the Servicer. A Collection Agent may resign by giving at least 90 days’ notice. A Collection Agent may be removed following the failure to perform its duties or if it ceases to meet the qualifications specified in the Servicing and Collection Agency Agreement. PDVSA Finance will pay the Collection Agents reasonable and documented fees and reimburse the Collection Agents for their reasonable and documented expenses in connection with the performance of their obligations. Each Collection Agent shall be a bank organized under the laws of the United States or any State thereof or the branch of a foreign bank, in each case having an office located in New York City and meeting certain financial standards specified in the Servicing and Collection Agency Agreement.

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

Covenants. PDVSA Finance covenants and agrees that, so long as any amount payable under any note remains unpaid, it shall observe and perform each of the covenants set forth in the Fiscal Agency Agreement, which covenants are incorporated by reference in the Indenture as if fully set forth therein, in accordance with their terms. See “Item 10.C Material contracts - The Fiscal Agency Agreement - Certain Covenants.” PDVSA Finance also covenants under the Indenture to deliver periodically to the Trustee certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables. In addition, PDVSA Finance agrees to deliver to the Trustee unaudited quarterly financial statements within 90 days after the last day of the first three fiscal quarters of each fiscal year, beginning with the quarter ended June 30, 2004, and annual audited financial statements within six months after the last day of each fiscal year, beginning with the fiscal year ended December 31, 2004, together with a certificate of an Authorized Officer of PDVSA Finance stating that no Event of Default has occurred and is then continuing or, if an Event of Default has occurred and is continuing, stating such fact and including a description of the nature of such Event of Default and the actions that PDVSA Finance or any other Person proposes to take with respect thereto. The company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

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

Events of Default. Under the terms of the Fiscal Agency Agreement, the following shall constitute an “Event of Default”:

(a)
failure by PDVSA Finance to comply with its obligations (i) to maintain and fund the Retention Account as described below under “- Funding and Administration of Retention Account” or (ii) to maintain and fund the Liquidity Facility as described below under “- Liquidity Facility,” which failure shall continue for seven Business Days;

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

(k)
any of the representations or warranties of Petróleos de Venezuela or PDVSA Petróleo made pursuant to (i) Sections 3.01 (Conduct of Business), 3.02 (Organization; Powers), 3.05 (Litigation; Compliance with Laws) and 3.06 (Consideration Received) or (ii) Section 3.03 (Authorization) or 3.04 (Enforceability) of the Receivables Purchase Agreement prove to have been false or incorrect in any material respect when made, and such representation or warranty continues to be false or incorrect in any material respect for 60 days;

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

10.D.	Exchange controls

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

10.E.	Taxation

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

10.F.	Dividends and paying agents

Not applicable.

10.G.	Statement by experts

Not applicable.

10.H.	Documents on display

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains information regarding issuers that file electronically with the SEC at http://www.sec.gov.

10.I.	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk principally resulting from foreign exchange movements associated with Euro debt amounting to Euro 200 million at December 31, 2004, which matures between 2002 and 2006. The foreign currency exposure related to this debt is being managed using a cross-currency swap that, although it does not qualify for hedge accounting, reduces the risk of currency and interest rate changes. The agreement contains a knock-in provision, which eliminate protection to us in respect of principal payments above a $1.09/Euro exchange rate if during the term of the agreement the US dollar/Euro exchange rate reaches or exceeds 1.2. As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20 and at December 31, 2003 was 1.26. Due to the knock-in provision in the cross-currency swap agreement the effect on the financial statements for the year ended December 31, 2003 was to reduce net income by approximately $19 million representing the unrealized exchange loss on the Euro debt for the difference between the exchange rate of 1.26 and 1.09. We do not enter into instruments to manage market risk for trading purposes.

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

Based on the value of the U.S. dollar/Euro exchange rate on the Cancellation Date of 1.20, the swap had a fair value of $2.4 million resulting in PDVSA Finance recognizing a holding loss during the period of $1.9 million. Because PDVSA Finance currently owns no Euro notes the Company has not entered, nor does it plan to enter, into another cross-currency swap to cover such risk in respect of the Euro notes.

We are not exposed to interest rate risk as the weighted average yield of our debt is factored into the discount rate applied to the accounts receivable in accordance with the Receivables Purchase Agreement.

The table below sets forth the amounts and related weighted average interest rates by expected maturity dates of our long-term debt obligations at December 31, 2004:

Total Debt at December 31, 2004

Expected Maturities	Fixed Rate Debt	Weighted Average Fixed Interest Rate
	($ in millions)
2005	8	8.97%
2006	3	8.98%
2007	4	8.99%
2008	13	8.99%
2009	64	8.99%
Thereafter	299	9.02%
Total	391	8.94%
Fair Value	395

On April 11, 2006 the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Our President and Principal Executive Officer and our Principal Financial Officer have evaluated the effectiveness of the design and operation of the our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2004.

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

During 2006 we were made aware that two of our private sector contractors in Venezuela had disclosed to the SEC that they were involved in making improper payments to certain of our employees. As a result, PDVSA began an internal audit review and retained outside counsel to assist it.

In the first matter, the Company has substantially concluded its internal audit review and determined that the kick back scheme disclosed by this contractor implemented by overcharges for certain field services, was limited to falsification of certain procurement records by three field level personnel of the Company.

In the second matter the contractor has stated that it made payments during 2003 and 2004, through third parties to a senior official of the Company, who has subsequently left in January 2005. The contractor has told the Company that the payments were intended to influence the outcome of contract renewals for three drilling rigs. The renewal of the most important of these contracts was made by the unanimous decision of senior management, in which decision this senior official participated, but who did not have sole power to make the decision.

The Company has reviewed the record backing up the decision extending that contract and has concluded that standard procedures were followed in the decision, including a unanimous decision of the Company’s senior management. Nevertheless, although the Company is unable to determine whether the senior official was able to exert informal influence on the final decision, it has definitively concluded that this senior official had no formal authority to influence the contracting of this service and was not a party to the internal administrative procedures that were followed to approve the contract.

The two smaller contracts were renewed during this period pursuant to alternative contracting procedures that were adopted by the Company due to the work stoppages that the Company suffered during 2003. These procedures resulted in special procedures for contracts below a certain value. Nevertheless, the Company has found no evidence that the senior official was involved in the decisions with respect to renewals of these two contracts but has not been able to determine whether in fact he had any kind of informal influence with respect to these decisions. Subsequent to the reinstitution of normal procedures and the departure of the senior official from the Company, these contracts were renewed in the ordinary course.

The second contractor also stated that it made payments to a mid-level official of the Company in order to expedite the payment of invoices that were long overdue. The Company has confirmed the existence and payment of the invoices, whose processing had been affected by the disruption in the Company’s systems due to the work stoppages, but has not been able to determine whether there was any influence exerted in connection with these payments, because they were overdue invoices.

Based on the information made available to the Company by the contractor to date and the results of the Company’s internal audit review related to such information, which is substantially complete, we have concluded that there were no significant deficiencies in the internal controls for the Company’s contracting processes. Further, management of the Company and the Company’s Audit Committee have concluded that these matters are not material to the Company’s business and do not have a material effect on the Company’s consolidated financial statements.

Therefore, as of the date of this annual report, our management, including our President and Principal Director and our Principal Director and Financial Manager, have evaluated our disclosure controls and procedures related to the recording, processing, summarization and reporting of information in our periodic reports that we file with the Securities and Exchange Commission (SEC) and concluded that such controls are effective. These disclosure controls and procedures have been designed to ensure that (a) material information relating to PDVSA Finance is made known to our management, including these officers, by other employees of PDVSA Finance, and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC’s rules and forms. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Our controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.

Also, PDVSA does not control or manage certain of its unconsolidated entities and, as such, the disclosure controls and procedures with respect to such entities are more limited than those it maintains with respect to its consolidated subsidiaries.

PDVSA Finance, aware of its responsibility with the Securities and Exchange Commission concerning compliance with the Sarbanes Oxley Act, has decided to begin the evaluation of the Internal Control System of its Financial Reporting.

We intend to complete this project in order to enhance even further our Internal Control System and thus, improve the reliability of our financial data available to investors worldwide. Additionally, we consider it an excellent opportunity to upgrade our financial management systems as has been done with other world class corporations.

Item 16.	[Reserved]

16.A.	Audit Committee financial expert

Mr. Jesús Villanueva, Vice President of the Audit Committee, additionally serves as the Audit Committee Financial Expert. Mr. Villanueva is not “independent” as that term is defined in section 303 A.02 of the corporate governance rules of the New York stock exchange. See “Item 6.A Directors and Senior Manangment.”

16.B.	Code of Ethics

As of May 31, 2006, PDVSA, our parent company, had completed updating the final drafts of its code of ethics, the responsibilities of governance committee and its hotline procedures. As of the date of this annual report, such drafts are under revision by the Human Resource Committee and they will be submitted in the first quarter of the year 2007 to the Audit Committee and Board of Directors for final approval and implementation.

16.C.	Principal Accountant Fees and Services

The following table details all the fees billed for professional services rendered by Alcaraz Cabrera Vázquez (a member firm of KPMG International), which refer to the audit of the company’s financial statements for the years ended December 31, 2004 and 2003, respectively.

	Year ended December 31,
	2004	2003
	($ in thousands)
Audit Fees	204.8	110.1
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	204.8	110.1

16.D.	Exemptions from the Listing Standards for Audit Committees

16.E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

See pages F-1 through F-19 incorporated herein by reference.

The following financial statements, together with the report of Alcaraz Cabrera Vázquez (a member firm of KPMG International), is filed as a part of this annual report on Form 20-F:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
PDVSA Finance Ltd.:

We have audited the accompanying balance sheets of PDVSA Finance Ltd. (a wholly-owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDVSA Finance Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 2(i) to the financial statements.

ALCARAZ CABRERA VÁZQUEZ

David Arismendi N.
Public Accountant
C.P.C. N° 3424

Caracas, Venezuela
June 20, 2005, except for note 12 which is dated April 11, 2006

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

Balance Sheets

(In thousands of U.S. dollars)

	December 31
Assets	2004	2003
Current assets:
Cash and cash equivalents	52,069	218,949
Liquidity account (note 3)	12,920	166,246
Current purchased accounts receivable, net of unamortized discounts of 1,748 in 2004 and 3,770 in 2003 (includes 131,393 and 715,238 due from affiliates at December 31, 2004 and 2003, respectively) (notes 4 and 11)	371,972	924,225
Rights to future (ungenerated) purchased accounts receivable (notes 4, 5 and 11)	1,008,953	2,707,250
Cross-currency swap (note 5)	-	4,346
Total assets	1,445,914	4,021,016

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt (note 6)	7,984	225,887
Accrued interest payable	4,266	31,449
Accruals and accounts payable (note 7)	18,325	6,733
Current income tax payable (note 8)	14,217	19,208
Deferred income tax (note 8)	634	3020
Total current liabilities	45,426	286,297
Long-term liabilities:
Long-term debt (note 6)	383,054	2,792,496
Total liabilities	428,480	3,078,793
Shareholder’s equity:
Capital stock (note 9)	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	517,434	442,223
Total shareholder’s equity	1,017,434	942,223
Total liabilities and shareholder’s equity	1,445,914	4,021,016

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

Statements of Income

(In thousands of U.S. dollars)

	Years ended December 31,
	2004	2003	2002
Revenues:
Income from discount on purchased accounts receivable (note 11)	238,996	376,089	382,826
Other income	1,289	3,422	3,680
Total revenues	240,285	379,511	386,506
Interest expense (note 6)	(151,128)	(254,424)	(276,050)
Foreign exchange gain (loss)	8,979	(12,843)	(26,591)
Gain (loss) on cross-currency swap (note 5)	(1,877)	13,088	28,838
General and administrative expenses (note 7)	(9,218)	(7,601)	(8,266)
Income before income tax	87,041	117,731	104,437
Income tax expense (note 8)	(11,830)	(18,616)	(18,950)
Net income	75,211	99,115	85,487

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

Statements of Changes in Shareholder’s Equity

Years ended December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2001	200,000	300,000	257,621	757,621
Net income	-	-	85,487	85,487
Balances at December 31, 2002	200,000	300,000	343,108	843,108
Net income	-	-	99,115	99,115
Balances at December 31, 2003	200,000	300,000	442,223	942,223
Net income	-	-	75,211	75,211
Balances at December 31, 2004	200,000	300,000	517,434	1,017,434

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	75,211	99,115	85,487
Items not requiring cash:
Deferred income tax	(2,387)	(592)	(572)
Unrealized foreign exchange (gain) loss	(4,749)	19,762	26,156
Loss (gain) on cross-currency swap	4,346	(13,088)	(28,838)
Change in assets and liabilities:
Uncollected discount on purchased accounts receivable	(9,540)	(61,023)	(72,969)
Accrued interest payable	(27,183)	(1,487)	(2,647)
Accruals and accounts payable	11,593	4,471	982
Current income tax payable	(4,991)	(314)	3,760
Net cash provided by operating activities	42,300	46,844	11,359

Cash flows from investing activities:
Liquidity account	153,059	(1,325)	(63,217)
Collection of accounts receivable, net of discounts collected	11,144,611	8,701,410	9,313,556
Purchases of accounts receivable	(8,886,093)	(8,627,689)	(8,560,608)
Net cash provided by investing activities	2,411,577	72,396	689,731

Cash flows from financing activities:
Debt repayments	(2,620,757)	(351,265)	(285,122)
Net cash used in financing activities	(2,620,757)	(351,265)	(285,122)

Cash and cash equivalents:
Net change for the year	(166,880)	(232,025)	415,968
At beginning of year	218,949	450,974	35,006
At end of year	52,069	218,949	450,974

Supplemental disclosure:
Cash paid during the year for
Interest	178,295	255,102	278,697
Income tax	14,026	14,082	12,799

The accompanying notes are an integral part of these financial statements.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

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

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

(b)	Basis of Presentation

The financial statements are presented in U.S. dollars. They are prepared on the historical cost basis except for the cross-currency swap which is carried at fair value. Accounting policies are consistent with those used in the previous years.

(c)	Revenue Recognition

Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

▪
Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

▪
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

▪
The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance’s outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At December 31, 2004 and December 31, 2003, the discount rate was 9.43%, and 8.68%, respectively.

(d)	Deferred Income Tax

The Company accrues a deferred tax liability for income tax related to revenue earned but which has not been collected.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

(e)	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(f)	Cash Flows

Cash equivalents amounted to US$51,839 and US$218,810 at December 31, 2004 and 2003, respectively. For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

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

The Company’s financial statements are prepared in accordance with IFRS. As of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, the following differences exist between IFRS and accounting principles generally accepted in the United States of America as follows, as they relate to the Company’s financial statements:

	As of December 31, 2004		Year ended December 31, 2004
	Additional paid-in capital	Retained earnings	Net income
Reported under IFRS	300,000	517,434	75,211
Debt issuance costs	53,000	(53,000)	(26,000)
Debt redemption premium and costs	71,563	(71,563)	(71,563)
Under US GAAP	424,563	392,871	(22,352)

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

	As of December 31, 2003		Year ended December 31, 2003
	Additional paid-in capital	Retained earnings	Net income
Reported under IFRS	300,000	442,223	99,115
Debt issuance costs	27,000	(27,000)	(4,645)
Under US GAAP	327,000	415,223	94,470

	As of December 31, 2002		Year ended December 31, 2002
	Additional paid-in capital	Retained earnings	Net income
Reported under IFRS	300,000	343,108	85,487
Debt issuance costs	22,355	(22,355)	(4,645)
Under US GAAP	322,355	320,753	80,842
Debt issuance costs

All proceeds from issuance of debts, net of issuance cost, are transferred to PDVSA Petróleo for the purchase of eligible accounts receivable under the RPA. Pursuant to the RPA, the cost of such debt issuance is borne by PDVSA through adjusting the formula for receivables allocable to the Company in exchange for the net proceeds for debt issuance. Under U.S. GAAP, such amounts would be reported as an adjustment to borrowing costs.

Debt redemption premium and costs

In accordance with PDVSA’s policy, debt redemption premiums and costs are to be borne by PDVSA and therefore are not recognized in the financial statements of PDVSA Finance.

In accordance with accounting principles generally accepted in the United States of America, such costs are recorded as an expense in the income statement and as a shareholder contribution of PDVSA Finance.

(j)	Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform with the classifications used in 2004 and 2003.

(3)	Liquidity Account

Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the “Liquidity Account”. Under the terms of the Company’s indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At December 31, 2004 and 2003, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

(4)	Current and Future Purchased Accounts Receivable

Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. The Company’s rights to such future (ungenerated) purchased accounts receivable represent a lending arrangement between the Company and PDVSA Petróleo, which arrangement would terminate upon delivery in the future by PDVSA Petróleo of such accounts receivable. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11). PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo without regard to any concentration limit by Designated Customers.

(5)	Financial Instruments

The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company’s cash equivalents are held in money market funds and time deposits currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo’s failure to perform certain of its covenants under the RPA, the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo’s performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo’s generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA’s credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the years ended December 31, 2004, 2003 and 2002. At December 31, 2004 and 2003, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provided protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contained a knock-in provision, which eliminated protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reached or exceeded 1.20.

As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20, and at December 31, 2003 was 1.26.

On August 2, 2004, PDVSA Finance repaid approximately 98.92% of the Euro 6.25% notes due 2006 that remained outstanding upon completion of a tender offer (see note 6), after which an aggregate principal amount of Euro 950,742 of such notes remained outstanding.

Because substantially all of PDVSA Finance’s Euro notes were repaid by the Company in connection with the tender offer, PDVSA Finance unwound its cross-currency swap agreement in respect of the Euro notes, effective July 28, 2004 (the “Cancellation Date”). As a result, PDVSA Finance currently is no longer a party to any cross-currency swap agreement in respect of its outstanding Euro notes.

Based on the value of the U.S. dollar/Euro exchange rate on the Cancellation Date of 1.20, PDVSA Finance made a one-time gain on the transaction of US$2,469, which was collected in cash. Because PDVSA Finance considers the amount of Euro notes that currently remain outstanding to be immaterial from a currency-risk standpoint, the Company has not entered, nor does it plan to enter, into another cross-currency swap to cover such risk in respect of the Euro notes.

The cross-currency swap was recorded at its fair value until the Cancellation Date. The cross-currency swap did not qualify for hedge accounting treatment under IAS 39 or SFAS N° 133, as amended. As a result the Company did not account for this derivative as a hedge contract and changes in the fair value of this derivative were recorded in the statement of income. The fair value of the cross-currency swap at December 31, 2003 and 2002 was US$4,346 and US$(8,742), respectively, and the change in the fair value resulted in an unrealized gain of US$13,088 and US$28,838 for the years ended December 31, 2003 and 2002, respectively, which was recorded in the statement of income.

During the year ended December 31, 2004, the Company recorded a loss on the cross-currency swap of US$1,877, representing an unrealized loss of US$4,346 less a realized gain on unwinding the swap agreement of US$2,469.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

(6)	Long-Term Debt

Long-term debt is summarized as follows:

	December 31,
	2004	2003
6.450% Notes due 2002 through 2004	-	50,000
6.650% Notes due 2004 through 2006	6,920	300,000
6.800% Notes due 2007 through 2008	6,141	300,000
7.400% Notes due 2014 through 2016	12,665	400,000
7.500% Notes due 2027 through 2028	5,210	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	-	28,000
9.375% Notes due 2004 through 2007	5,165	250,000
9.750% Notes due 2008 through 2010	24,190	250,000
9.950% Notes due 2018 through 2020	2,950	100,000
6.250% Euro denominated Notes due 2002 through 2006	930	142,383
10.395% Notes due 2012 through 2014	38,000	38,000
8.500% Notes due 2010 through 2012	28,867	500,000
	391,038	3,018,383
Less current portion of long-term debt	(7,984)	(225,887)
Total long-term debt	383,054	2,792,496

Future maturities of long-term debt at December 31, 2004 are as follows:

Year
2006	3,285
2007	3,797
2008	13,161
2009 and thereafter	362,811
383,054

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

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

On April 8, 1999, the Company issued US$1,000,000 of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million (US$930 and US$142,383 as of December 31, 2004 and 2003, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

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

Holders of an aggregate of approximately 96.34% in principal amount of the notes tendered and delivered their consents pursuant to the terms of the tender offer and consent solicitation. On August 2, 2004, PDVSA Finance purchased all notes validly tendered in the tender offer. Amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents also were executed on this date. After the settlement of the tender offer and consent solicitation on August 2, 2004, the following notes remained outstanding:

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

		Outstanding principal amount before tender offer		Principal amount validly tendered	Outstanding principal amount after tender offer
6.250% Euro Notes due 2006	Euro	88,400,000		87,449,258	950,742
6.650% Notes due 2006	US$	300,000		291,693	8,307
9.375% Notes due 2007	US$	250,000		243,980	6,020
6.800% Notes due 2008	US$	300,000		293,859	6,141
9.750% Notes due 2010	US$	250,000		225,810	24,190
8.500% Notes due 2012	US$	500,000		471,133	28,867
7.400% Notes due 2016	US$	400,000		387,335	12,665
9.950% Notes due 2020	US$	100,000		97,050	2,950
7.500% Notes due 2028	US$	400,000		394,790	5,210

Total outstanding principal amount of notes	US$	2,607,326	(1)
Total principal amount of notes tendered	US$	2,511,822	(1)
Percentage of notes tendered, considered as a single class		96.34%	(1)

(1)	Using the US dollar/Euro exchange rate of 1.2141 as of 5:00 p.m., New York City time, on July 26, 2004 (the expiration date of the tender offer).

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

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. served as dealer managers and consent solicitation agents for the tender offer. The Luxembourg Agent for the offer was JPMorgan Bank Luxembourg S. A.

The estimated fair value of the Company’s long-term debt, including current portion, at December 31, 2004 and 2003 was US$395,221 and US$2,802,991, respectively. Fair values were based on a broker quote.

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

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

The Company is also subject to the following covenants:

▪
To deliver periodically to the JPMorgan Chase Bank (formerly the Chase Manhattan Bank) (the Trustee) certain reports relating to the generation of Eligible Receivables by PDVSA Petróleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

▪	To deliver to the Trustee unaudited quarterly financial statements within 90 days after the last day of the first three quarters of each fiscal year as amended on August 2, 2004, and

▪	To deliver to the Trustee annual audited financial statements within 180 days after the last day of each fiscal year as amended on August 2, 2004.

The Company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

(7)	Transactions with Shareholder and Affiliated Companies

PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services.

PDVSA Finance purchased Eligible Receivables of US$6,965,805, US$7,384,657 and US$5,717,425 from affiliated companies during the years ended December 31, 2004, 2003 and 2002, respectively.

Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petróleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the years ended December 31, 2004 2003 and 2002, the Company incurred US$9,099, US$7,212 and US$7,699, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred US$14, US$19 and US$27 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the “Investment Manager”).

At December 31, 2004 and 2003 the Company accrued expenses of US$18,472 and US$6,520 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)	Income Taxes

The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are accrued as a deferred tax liability. The deferred income tax liability at December 31, 2004 and 2003 relates exclusively to such discounts.

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

Income tax expense/(benefit) comprises the following:

	Years ended December 31,
	2004	2003	2002
Current	14,217	19,208	19,522
Deferred	(2,387)	(592)	(572)
	11,830	18,616	18,950

(9)	Shareholder’s Equity

The authorized share capital of the Company consists of 200 million ordinary shares of US$1.00 par value each, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

(10)	Commitments and Contingencies

In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo’s crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo. Neither the Bolivarian Republic of Venezuela, PDVSA and PDVSA Petróleo, nor any of PDVSA’s other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

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

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

Covenants

PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo’s total Eligible Receivables generated from sales of oil of less than 30° API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

On August 2, 2004 as a result of the offer to purchase and consent solicitation, the Company made amendments to Section 6.02 of the RPA by replacing “27 million barrels of oil” in sub-clause (x) with “4.5 million barrels of oil” and replacing “80%” in sub-clause (y) with “40%” so that, as amended, Section 6.02 of the RPA will provide that PDVSA Petróleo shall agree to cause the monthly average amount of eligible receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the RPA to represent the lesser of (x) 4.5 million barrels of oil of less than 30° API gravity and (y) 40% of PDVSA Petróleo’s total eligible receivables generated from sales of oil of less than 30° API gravity.

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

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

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

PDVSA FINANCE LTD.
(A wholly owned subsidiary of Petróleos de Venezuela, S. A. - PDVSA)

Notes to the Financial Statements

December 31, 2004, 2003 and 2002

(In thousands of U.S. dollars)

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

On April 11, 2006, the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission and the bonds are no longer rated by the Credit Rating Agencies.

The carrying value of the above mentioned debt prior to redemption amounted to $83,051, which was redeemed for $95, 701, and the redemption premium of $12,650 was paid by PDVSA Petróleo.

Item 19.	Exhibits

Exhibit No:	Description

Exhibit 1.1
Memorandum and Articles of Association of PDVSA Finance (incorporated herein by reference to Exhibit 3.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).

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

Exhibit 2.5
Fourth Supplemental Indenture, dated as of July 12, 2004, between PDVSA Finance and JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as Trustee (incorporated herein by reference to Exhibit 2.5 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on October 7, 2005)

Exhibit 4.1
Fiscal and Paying Agency Agreement, dated as of May 14, 1998, among PDVSA Finance, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank, Luxembourg, S.A., as paying agent (incorporated herein by reference to Exhibit 4.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).

Exhibit 4.2
Amendment No. 1 to the Fiscal and Paying Agency Agreement, dated as of July 12, 2004, among PDVSA Finance, JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as Fiscal Agent, and J.P. Morgan Bank, Luxembourg, S.A., as Paying Agent Trustee (incorporated herein by reference to Exhibit 4.2 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on October 7, 2005)

Exhibit No:	Description

Exhibit 4.3
Receivables Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).

Exhibit 4.4
Amendment No. 1 to the Receivables Purchase Agreement, dated as of July 12, 2004, among PDVSA Finance, PDVSA and PDVSA Petróleo Trustee (incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 20-F of PDVSA Finance filed with the U.S. Securities and Exchange Commission on October 7, 2005)

Exhibit 4.5
Servicing and Collection Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement of Petróleos de Venezuela and PDVSA Finance on Form F-4 filed with the U.S. Securities and Exchange Commission on November 27, 1998).

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

Exhibit 14.1
Annual Report on Form 20-F of Petróleos de Venezuela, S.A., for the year ended December 31, 2004, as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12142) on November 17, 2006 (incorporated herein by reference).

_________________
*	Filed herewith.

Exhibit No:	Description

Exhibit 14.2
The consolidated financial statements of CITGO Petroleum Corporation for the year ended December 31, 2004 (incorporated herein by reference to the respective part of the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (Commission File No. 001-14380) on March 31, 2005).

Exhibit 14.3*	U.S. Market Analysis of Venezuelan Crude Oil and Refined Products by Purvin & Gertz, Inc., dated December 2005.
_________________
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDVSA FINANCE LTD.

	By:	/s/ Eudomario Carruyo
Name: Eudomario Carruyo
Title: Principal Director and President

Date: November 17, 2006

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

“Specified Event” means either of the following events: (i) upon notification to PDVSA Finance pursuant to a Specified Event Notice, (A) failure of PDVSA Finance to comply with any covenant referred to in clause (b)(i) under “Events of Default” and the continuation of such failure or (B) failure of PDVSA Petróleo to comply in any material respect with its obligation under the Receivables Purchase Agreement to cause the monthly average amount of Eligible Receivables of Designated Customers Generated by PDVSA Petróleo during any consecutive twelve-month period that are not subject to any encumbrance other than pursuant to the Receivables Purchase Agreement to represent at least the lesser of (x) 4.5 million barrels of crude oil of less than 30°API gravity and (y) 40% of PDVSA Petróleo’s total Eligible Receivables Generated from sales of crude oil of less than 30°API gravity (for purposes of determining compliance with such obligation for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998), and, in either case, the continuation of such failure, or (ii) an Event of Default in paragraph (g) under Item 10.C “Material contracts - The Fiscal Agency Agreement -Events of Default” shall have occurred and be continuing.

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